As filed with the Securities and Exchange Commission on August 17, 2018.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Principia Biopharma Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	26-3487603
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

400 East Jamie Court, Suite 302

South San Francisco, CA 94080

(650) 416-7700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Martin Babler

Chief Executive Officer

Principia Biopharma Inc.

400 East Jamie Court, Suite 302

South San Francisco, CA 94080

(650) 416-7700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David Peinsipp Drew Williamson Barbara Kosacz Amanda Coleman Busch Cooley LLP 101 California Street, 5th Floor San Francisco, California 94111 (415) 693-2000	Christopher Y. Chai Chief Financial Officer Roy Hardiman Chief Business Officer Principia Biopharma Inc. 400 East Jamie Court, Suite 302 South San Francisco, CA 94080 (650) 416-7700	B. Shayne Kennedy Brian Cuneo Latham & Watkins LLP 20th Floor 650 Town Center Dr. Costa Mesa, CA 92626 (714) 540-1235

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, par value $0.0001 per share	$86,250,000	$10,738.13

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated August 17, 2018

             Shares

Common Stock

This is an initial public offering of shares of common stock of Principia Biopharma Inc. All of the              shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price will be between $        and $        per share. We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “PRNB.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. For information regarding these reduced reporting requirements, see “Prospectus Summary—Emerging Growth Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than              shares of common stock, the underwriters have the option to purchase up to an additional              shares of common stock from us at the initial public offering price less the underwriting discount.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2018.

BofA Merrill Lynch	Leerink Partners	Wells Fargo Securities

Baird

Prospectus dated                     , 2018

Prospectus

We have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to “Principia Biopharma,” the “company,” “we,” “our,” “us” or similar terms refer to Principia Biopharma Inc. and its subsidiary.

PRINCIPIA BIOPHARMA INC.

Overview

We are a clinical-stage biopharmaceutical company dedicated to bringing transformative oral therapies to patients with significant unmet medical needs in immunology and oncology. Our proprietary Tailored Covalency® platform enables us to design and develop reversible covalent and irreversible covalent, small molecule inhibitors with potencies and selectivities that we believe will rival those of injectable biologics, yet maintain the convenience of a pill. Our strategy is to advance the development of our proprietary drug candidates, and for certain programs, use collaborations and partnerships as strategic tools to maximize the value of those assets.

Our Drug Candidates

We have produced three new drug candidates from our platform, resulting in four clinical programs in our first seven years of operation. We retain full, worldwide rights to our most advanced programs, PRN1008 and PRN1371, and have established ongoing collaborations with Genzyme Corporation, a Sanofi company, or Sanofi, and AbbVie Biotechnology Limited, or AbbVie, for our other programs.

The following chart summarizes the status of the drug candidates in our current pipeline:

Our BTK Franchise

We have developed a Bruton’s Tyrosine Kinase, or BTK, inhibitor franchise that encompasses two differentiated oral drug candidates: PRN1008 and PRN2246. Our most advanced drug candidate, PRN1008, is designed to form a reversible covalent bond with the BTK enzyme. This bond confers enhanced selectivity and durable potency, which we believe will enable long-term, systemic treatment of chronic immunological

Program Developmental Stage Anticipated Collaborator Program milestone Research Preclinical Phase 1 Phase2 Phase 3 BTK franchise PRN1008: BTK Inhibitor Pemphigus Vulgaris PRN1008: BTK Inhibitor Immune Thrombocytopenia Purpura PRN2246: BTK Inhibitor CNS Diseases PRN1371: FGFR Inhibitor Solid Tumors Oral Immunoproteasome Inhibitor: Inflammation Phase 3 Initiation: 2018 Phase 2 Results: 2019 Phase 2 Initiation: 2019 Phase 1/2 Results: 2019 IND Filing: 2019 SANOFI abbvie disorders. The second drug candidate in our BTK franchise is PRN2246, an irreversible covalent BTK inhibitor that we designed to cross the blood-brain barrier and modulate immune cell function in the brain for the treatment of central nervous system, or CNS, diseases.

BTK Inhibitor for Immunology: PRN1008

We are developing PRN1008 for the treatment of multiple autoimmune diseases, the first of which is pemphigus, a rare, chronic skin disease with a considerable unmet medical need for safe, rapidly acting, and effective treatments that do not rely on significant use of corticosteroids, or CS. There are two common types of pemphigus: pemphigus vulgaris, or PV, and pemphigus foliaceus, or PF. PV represents approximately 80% of the pemphigus population in most countries. The current standard of care for PV typically consists of CS in high doses. It is well documented that CS have serious and often long-term morbidities including infections, type II diabetes, osteoporosis and cardiovascular effects, and CS can be associated with mortality as well. We elected to develop PRN1008 for pemphigus in part because it is a generalizable model for other autoantibody-driven diseases.

We have completed enrollment for our Phase 2 clinical trial for pemphigus with data currently available from an interim analysis performed in April 2018 on a set of 27 patients, 26 of whom were evaluable for one or more efficacy endpoints and one of whom withdrew early due to a non-treatment related adverse event. As of April 2018, PRN1008 achieved the primary endpoint of Control of Disease Activity, or CDA, by the Day 29 visit, in 14 of 26 (54%) evaluable patients on zero or low-dose CS, which is defined in this trial as ≤0.5 mg/kg. By the Day 85 visit, 16 of 20 (80%) patients for whom clinical status had been determined, achieved CDA on low-dose CS. Five of these 20 (25%) patients also achieved a complete remission, or CR, by the Day 85 visit. CR is defined as the absence of new lesions and complete healing of existing lesions on low-dose CS. PRN1008 has been well tolerated in all patients and was observed to lower levels of both anti-desmoglein 1, or anti-dsg1, and anti-desmoglein 3, or anti-dsg3, two of the most prevalent pathogenic autoantibodies in patients with PV. Low levels of disease activity continued for the 12-week untreated follow-up period in seven of 12 (58%) patients who completed the study to date. In five patients who experienced disease recurrence during the follow-up period, rebound levels of higher disease activity, compared to pre-treatment levels, were not seen. We expect final results from this trial by the end of 2018. We have initiated a Phase 2 clinical trial extension that will increase the active treatment period with PRN1008 from 12 to 24 weeks and expect the top-line results from this trial extension to be available in 2019.

We plan to initiate a randomized, double-blind, placebo-controlled, pivotal Phase 3 clinical trial in PV patients, and a smaller number of PF patients, by the end of 2018. PRN1008 has been granted orphan drug designation by the U.S. Food and Drug Administration, or FDA, for the treatment of patients with PV and by the European Commission, for treatment of pemphigus (including both PV and PF). Regulatory approvals for pemphigus will be sought in all territories apart from the United States, where an approval for the treatment of PV alone will be sought.

Our second clinical program is PRN1008 for the treatment of immune thrombocytopenic purpura, or ITP, a rare and often chronic autoimmune disease in which the blood levels of platelets, a key component to normal blood clotting, drop to unsafe levels. We have initiated a Phase 2 clinical trial in ITP, with top-line data expected to be announced in 2019. We presented preclinical data in 2017 which indicated that the addition of therapeutically relevant concentrations of PRN1008 did not interfere with normal platelet aggregation responses in blood samples from both healthy volunteers and ITP patients. These results contrast with ibrutinib, the leading marketed BTK inhibitor, which demonstrated in the same preclinical study a significant reduction in platelet aggregation responses in blood samples from healthy volunteers.

Beyond pemphigus and ITP, we believe there are numerous immunological disorders for which PRN1008 may demonstrate therapeutic benefit. The collective data thus far suggest that PRN1008 has the potential to reshape the treatment of a wide range of autoimmune and inflammatory diseases.

BTK Inhibitor for CNS Diseases: PRN2246

PRN2246 is designed to treat multiple sclerosis, or MS, and other CNS diseases, in part by penetrating the blood-brain barrier and inhibiting B cells and other immune cells in the CNS. During neuro-inflammation, the number of B cells in the brain increases, which is thought to play a central role in the pathology of MS and other CNS diseases. In late 2017, we formed a collaboration with Sanofi under which we received a $40.0 million upfront payment and are eligible to receive milestone payments of up to an aggregate of $765.0 million and tiered royalties up to the mid-teens on future sales. We have completed dosing in our Phase 1 clinical trial, and in this trial PRN2246 was well tolerated. In a dedicated arm of the trial, human CNS exposure was confirmed in cerebral spinal fluid, which we believe highlights the potential for PRN2246 to impact B cell–driven inflammation in both the periphery and CNS. We achieved $15.0 million in milestone payments through July 2018 under the Sanofi Agreement. We remain responsible for completion of Phase 1, after which Sanofi will be responsible for further clinical development. We hold an option to fund a portion of Phase 3 development costs in return for, at our discretion, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in rates up to the high-teens.

FGFR Inhibitor for Solid Tumors: PRN1371

PRN1371, an additional wholly owned drug candidate, is an inhibitor of Fibroblast Growth Factor Receptor, or FGFR, designed for the treatment of solid tumors. We have an ongoing Phase 1 clinical trial evaluating PRN1371 in patients with metastatic solid tumors and, with a well-tolerated and pharmacologically active dose now identified, we intend to initially study PRN1371 for treatment of early- and late-stage bladder cancer.

Oral Immunoproteasome Program

We have discovered multiple series of highly selective, oral small molecule inhibitors of the immunoproteasome. In June 2017, we formed a collaboration with AbbVie to develop first-in-class oral therapies for the treatment of inflammation and autoimmune disorders. Under this collaboration agreement, we received a $15.0 million upfront payment and are eligible to receive additional milestone payments of up to an aggregate of $667.5 million, as well as tiered royalties in the high single digits.

Our Approach and Platform—Tailored Covalency®

Our proprietary Tailored Covalency platform enables us to reproducibly develop molecules, like PRN1008, which have the potential to be best-in-class and highly differentiated based on their mode of action, selectivity and target residence time. We believe that we can more rapidly discover and advance our drug candidates to clinical trials as compared to standard methods. Our approach has the potential to address historically undruggable targets that underlie many diseases with high unmet medical need. We believe that our covalent drug candidates, if approved, will significantly improve treatment paradigms and clinical outcomes for patients.

Our Leadership Team

We are led by an experienced management team with an unwavering commitment and focus on serving patients with immunological and oncological diseases. Collectively, our executives have contributed to the research, development, approval and launch of multiple drugs in both immunology and oncology, including Rituxan, Ocrevus, Xolair, Avastin, Tarceva and Kyprolis. We were founded in 2008 and began operations in 2011. Through December 31, 2017, we have raised approximately $127.3 million from investors, including New Leaf Venture Partners, OrbiMed, Morgenthaler, SR One Limited, Sofinnova Ventures and Mission Bay Capital.

In addition, in August 2018, we closed a Series C preferred stock financing and raised gross proceeds of $50.0 million. The financing was led by Cormorant Asset Management, HBM Healthcare Investments, RTW Investments and Samsara BioCapital, in addition to our existing investors.

Our Strategy

Our goal is to become the leader in the discovery, development and commercialization of highly selective, irreversible and reversible, covalent small molecule drugs focused on immunology and oncology. To achieve this goal, we intend to:

•

Advance PRN1008 through clinical development to commercialization in pemphigus, ITP and other rare immunological disease indications with high unmet need. We plan to initiate a pivotal Phase 3 trial of PRN1008 in pemphigus by the end of 2018. In parallel, we have initiated a Phase 2 trial of PRN1008 in ITP, for which we began enrollment in the first quarter of 2018.

•

Collaborate with our partner Sanofi to advance PRN2246, our BTK inhibitor that we designed to cross the blood-brain barrier, through clinical development for the treatment of MS. In November 2017, we entered an exclusive licensing agreement with Sanofi. We believe that this collaboration maximizes the potential of PRN2246 to address target indications affecting larger populations of patients with CNS diseases.

•

Develop PRN1371, our FGFR inhibitor, for the treatment of targeted, FGFR-driven cancers. We have an ongoing Phase 1 trial for the treatment of tumor types that benefit from a compound offering maximal FGFR inhibition without major off-target toxicities. With a well-tolerated and pharmacologically active dose now identified, we intend to initially study PRN1371 for treatment of early- and late-stage bladder cancer.

•

Expand our pipeline by creating additional highly selective, oral drug candidates against important targets in immunology and oncology. We are expanding our wholly owned pipeline by continuing to innovate and discover differentiated oral small molecules with the potential to be best-in-class.

•

Utilize collaborations in support of our long-term goals. As we have done with our collaborations with Sanofi and AbbVie, we plan to selectively use collaborations and partnerships as strategic tools to maximize the value of our drug candidates, particularly in indications with large target patient populations.

Risk Factors Summary

Our business is subject to numerous risks and uncertainties that you should consider before investing in our company. These risks are described more fully in the section titled “Risk Factors” in this prospectus. These risks include, but are not limited to, the following:

•	We are a clinical-stage biopharmaceutical company with a limited operating history. We have never generated any revenue from product sales and may never be profitable.

•

Even if this offering is successful, we will require substantial additional funding to finance our operations, complete the development and any commercialization of our drug candidates and evaluate future drug candidates. If we are unable to raise this funding when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

•	We and our independent registered public accounting firm have expressed that there is substantial doubt about our ability to continue as a going concern.

•

Clinical drug development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. Any drug candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

•

Enrollment and retention of subjects in clinical trials is expensive and time consuming and could result in significant delays and additional costs in our product development activities, or in the future of such activities.

•	We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us.

•	Serious adverse events, undesirable side effects or toxicities, or other unexpected properties of our drug candidates could limit the commercial potential of such drug candidates.

•

We rely on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

•	If we fail to comply with our obligations in our intellectual property licenses from third parties, we could lose license rights that are important to our business.

•

Our Tailored Covalency platform is novel and unproven, and our strategy relies on discovering, developing and commercializing highly differentiated small molecules using this platform. We may be unable to identify biological targets that work well with our platform or discover and develop new small molecules utilizing our platform.

•	We may not realize the benefits of any collaborations or strategic alliances that we have entered into or may enter into in the future for the development and commercialization of our drug candidates.

•	We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

•	We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

Corporate Information

We were incorporated in 2008 as Principia Biopharma Inc. and began operations in 2011. Our principal executive offices are located at 400 East Jamie Court, Suite 302, South San Francisco, CA 94080, and our telephone number is (650) 416-7700. Our website address is www.principiabio.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “Principia,” “we,” “us” and “our” refer to Principia Biopharma Inc., a Delaware corporation, and its subsidiary on a consolidated basis. The

Principia Biopharma design logo, “Principia Biopharma,” Tailored Covalency® and all other registered trademarks and common law trade names, trademarks or service marks are our registered trademarks in the United States. All other trademarks or trade names referred to in this prospectus and any prospectus supplement are the property of their respective owners.

Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions for up to five years or until we are no longer an “emerging growth company,” whichever is earlier. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to avail ourselves of this exemption and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

The Offering

Common stock offered by us	shares

Total common stock to be outstanding after this offering	shares

Option to purchase additional shares of common stock offered by us	shares

Use of proceeds	We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $ million (or approximately $ million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full), assuming an initial public offering price of $ per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility and create a public market for our common stock. We intend to use the net proceeds we receive from this offering to fund our ongoing clinical activities and development of PRN1008, PRN2246 and PRN1371 as well as our continued research efforts and development of other drug candidates and other general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the remaining net proceeds and our existing cash, cash equivalents and marketable securities to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so. See the section titled “Use of Proceeds” for additional information.

Proposed Nasdaq Global Market symbol	“PRNB”

The number of shares of common stock to be outstanding after this offering is based on 6,522,557 shares of common stock outstanding as of June 30, 2018, and includes an aggregate of 111,599,914 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of June 30, 2018 and 31,563,650 shares of common stock issuable upon conversion of our Series C convertible preferred stock issued in August 2018, and excludes:

•

18,663,360 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2018 under our Amended and Restated 2008 Equity Incentive Plan, or 2008 Plan, with a weighted-average exercise price of $0.57 per share;

•

45,000 shares of common stock issuable upon the exercise of a warrant outstanding as of June 30, 2018 with an exercise price of $1.00 per share, which warrant is exercisable to purchase shares of our Series A preferred stock;

•

1,526,520 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 with a weighted-average exercise price of $0.99 per share, which warrants are exercisable to purchase shares of our Series B-3 preferred stock;

•	198,335 shares of issued and outstanding restricted common stock that were subject to repurchase as of June 30, 2018;

•

             shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, or 2018 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future increases in the number of shares of common stock reserved for issuance under our 2018 Plan and any shares underlying outstanding stock awards granted under our 2008 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Incentive Award Plans”; and

•

             shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, or ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, and any automatic increases in the number of shares of common stock reserved for future issuance under our ESPP.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

•	the filing of our amended and restated certificate of incorporation, which will be in effect on the completion of this offering;

•	the conversion of all outstanding shares of preferred stock into an aggregate of 143,163,564 shares of common stock, in each case immediately on the completion of this offering; and

•	no exercise of the underwriters’ option to purchase up to an additional shares of common stock from us in this offering.

Summary Consolidated Financial Data

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2016 and 2017, and the consolidated balance sheet data as of December 31, 2016 and 2017, from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended June 30, 2017 and 2018, and the consolidated balance sheet data as of June 30, 2018, from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. The summary consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. You should read the following summary consolidated financial data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the sections titled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share amounts)	2016	2017	2017	2018
			(Unaudited)
Consolidated Statements of Operations Data:
Revenue	$—	$5,247	$361	$24,436
Operating expenses:
Research and development	22,290	25,390	11,786	17,655
General and administrative	4,763	6,443	3,100	4,378

Total operating expenses	27,053	31,833	14,886	22,033

Loss from operations	(27,053)	(26,586)	(14,525)	2,403
Other income (expense), net	308	5,096	(172)	(296)
Interest expense	(3,893)	(7,207)	(4,045)	—

Net income (loss)	$(30,638)	$(28,697)	$(18,742)	$2,107

Net income (loss) attributable to common stockholders	$(30,638)	$(28,697)	$(18,742)	$—

Net income (loss) per share, basic(1)	$(6.59)	$(5.55)	$(3.84)	$—

Net income (loss) per share, diluted(1)	$(6.59)	$(5.55)	$(3.84)	$—

Weighted-average number of shares outstanding, basic(1)	4,647,299	5,175,267	4,880,401	5,960,223

Weighted-average number of shares outstanding, diluted(1)	4,647,299	5,175,267	4,880,401	13,703,840

Pro forma net income (loss) per share, basic (unaudited)(1)		$(0.28)		$0.02

Pro forma net income (loss) per share, diluted (unaudited)(1)		$(0.28)		$0.02

Pro forma weighted-average number of shares outstanding, basic (unaudited)(1)		99,039,857		117,560,137

Pro forma weighted-average number of shares outstanding, diluted (unaudited)(1)		99,039,857		125,303,754

(1)

See Note 10 to our consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements for further details on the calculation of net loss per share, basic and diluted, and the weighted-average number of shares used in the per share amounts and unaudited pro forma information.

The table below presents our balance sheet data as of June 30, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the sale and issuance in August 2018 of 31,563,650 shares of our Series C convertible preferred stock at $1.5841 per share for net proceeds of $49.7 million; (ii) the conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 143,163,564 shares of our common stock; (iii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, in each case, immediately on the completion of this offering; and

•

and on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) our receipt of estimated net proceeds from the sale and issuance of shares of common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	As of June 30, 2018
(in thousands)	Actual	Pro Forma	Pro Forma as Adjusted(1)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$18,324	$68,024
Working capital (deficit)(2)	(9,632)	40,068
Total assets	32,445	82,145
Convertible preferred stock warrant liability	2,085	—
Convertible preferred stock	128,531	—
Accumulated deficit	(148,467)	(148,467)
Total stockholders’ deficit	(140,306)	40,010

(1)

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted by $          assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted cash and cash equivalents, working capital, total assets and total stockholders’ equity by $        , assuming the assumed initial public offering price of $         per share of common stock remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	We define working deficit as current assets less current liabilities. See our consolidated financial statements for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our consolidated financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to Limited Operating History and Financial Position

We are a clinical-stage biopharmaceutical company with a limited operating history. We have never generated any revenue from product sales and may never be profitable.

We are a clinical-stage biopharmaceutical company focused on developing oral, small molecule drugs for the treatment of unmet medical needs in immunology and oncology. We have a very limited operating history that may make it difficult to evaluate the success of our business to date and to assess our future viability. In addition, biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. Our operations have been limited to organizing and staffing our company, business planning, raising capital, identifying potential drug candidates, establishing licensing and partnering arrangements, undertaking various research and preclinical studies and conducting clinical trials of our drug candidates.

We have never generated any revenue from product sales and have incurred net losses each year since we commenced operations. For the years ended December 31, 2016 and 2017, our net losses were $30.6 million and $28.7 million, respectively. As of December 31, 2017, we had an accumulated deficit of $150.6 million. We expect that it will be several years, if ever, before we have a drug candidate ready for commercialization. We expect to incur increasing levels of operating expenses for the foreseeable future as we seek to advance our drug candidates, and we expect to continue to incur net operating losses for the foreseeable future. The net operating losses that we incur may fluctuate significantly from quarter to quarter and year to year.

To become and remain profitable, we must develop and eventually commercialize a product with significant product revenue. This will require us to be successful in a range of challenging activities, including, but not limited to:

•	initiating and conducting the required preclinical studies and clinical trials of our current and future drug candidates;

•	submitting applications for and obtaining marketing approval for these drug candidates;

•	researching and discovering new drug candidates;

•	establishing a new sales and marketing presence for, or entering into a collaboration with respect to the sales and marketing of, these drug candidates;

•	manufacturing, marketing and selling products for which we may obtain marketing approval and satisfying any post-marketing regulatory requirements;

•	entering into and maintaining successful collaborations with our strategic partners or future partners;

•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•	implementing operational, financial and management systems; and

•	attracting, hiring and retaining additional administrative, clinical, regulatory and scientific personnel.

These challenging activities will increase our operating expenses substantially. We may never succeed in these activities and, even if we succeed in commercializing one or more of our drug candidates, we may never generate revenues that are significant or large enough to achieve profitability. In addition, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. Because of these numerous risks and uncertainties, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to generate product revenues or achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis and we will continue to incur substantial research and development and other expenditures to develop and market additional drug candidates. Our failure to become and remain profitable could decrease the value of the company and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

Even if this offering is successful, we will require substantial additional funding to finance our operations, complete the development and any commercialization of our drug candidates and evaluate future drug candidates. If we are unable to raise this funding when needed, we may be forced to delay, reduce or eliminate our product development programs or other operations.

Since our inception, we have used substantial amounts of cash to fund our operations, and we expect our expenses to increase substantially in the foreseeable future. Developing our drug candidates and conducting clinical trials for the treatment of pemphigus, immune thrombocytopenic purpura, or ITP, solid tumors and any other indications that we may pursue in the future, as well as potentially funding a portion of the costs for Phase 3 clinical trials for treatment of multiple sclerosis, or MS, will require substantial amounts of capital. We will also require a significant additional amount of capital to commercialize any approved products. Accordingly, we expect our expenses to increase in connection with our ongoing activities, particularly as we continue the research and development of, initiate clinical trials of, and seek marketing approval for, our drug candidates. Our expenses could increase beyond expectations if the U.S. Food and Drug Administration, or FDA, or other regulatory authorities require us to perform preclinical, clinical and other studies in addition to those that we currently anticipate. In addition, if we obtain marketing approval for any of our drug candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. Any such funding may result in dilution to stockholders, imposition of debt covenants and repayment obligations, or other restrictions that may affect our business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans.

As of June 30, 2018, our cash, cash equivalents and marketable securities was $18.3 million. Based on our planned operations, we do not expect that our current cash and cash equivalents will be sufficient to fund our operations for at least 12 months after the date the consolidated financial statements are issued without raising additional capital through equity or debt financing, or potential additional collaboration proceeds. Our future capital requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress, results and costs of research and development activities, conducting preclinical studies, laboratory testing and clinical trials for our drug candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the cost, timing and outcome of regulatory review of our drug candidates;

•	the scope and cost of manufacturing development and commercial manufacturing activities;

•	the timing and amount of milestone payments, if any, we receive under the Sanofi Agreement and the AbbVie Agreement;

•	our ability to maintain existing and establish new, strategic collaborations, licensing or other arrangements on favorable terms, if at all;

•	the costs of preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our drug candidates;

•	the costs associated with being a public company; and

•	the costs associated with commercialization activities if any of our drug candidates are approved for sale.

Adequate additional financing may not be available when we need it, on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or future commercialization efforts, or grant rights to develop and market drug candidates, such as PRN1008, that we would otherwise develop and market ourselves.

We have disclosed that there is substantial doubt about our ability to continue as a going concern.

In Note 1 to our consolidated financial statements, we disclose that there is substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm issued an explanatory paragraph in its report on our consolidated financial statements as of, and for the year ended, December 31, 2017. If we are unable to obtain sufficient funding, we could be forced to delay, reduce or eliminate all of our research and development programs, future research and development efforts and ongoing preclinical studies and clinical trials, and our financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. After the completion of this offering, future financial statements may disclose substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

Risks Related to the Development and Commercialization of our Drug Candidates

Clinical drug development is a lengthy, expensive and uncertain process. The results of preclinical studies and early clinical trials are not always predictive of future results. Any drug candidate that we advance into clinical trials may not achieve favorable results in later clinical trials, if any, or receive marketing approval.

The research and development of drugs is an extremely risky industry. Only a small percentage of drug candidates that enter the development process ever receive marketing approval. Before obtaining marketing approval from regulatory authorities for the sale of any drug candidate, we must complete preclinical development and then conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive and can take many years to complete, and its outcome is uncertain.

The results of preclinical studies and completed clinical trials are not necessarily predictive of future results, and our current drug candidates may not be further developed or have favorable results in later studies or trials. Clinical trial failure may result from a multitude of factors including, but not limited to, flaws in study design, dose selection, placebo effect, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits. As such, failure in clinical trials can occur at any stage of testing. A number of companies in the biopharmaceutical industry have suffered setbacks in the advancement of their drug candidates into later stage clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding results in earlier preclinical studies or clinical trials. Based upon negative or inconclusive results, we may decide, or regulatory authorities may require us, to conduct additional clinical trials or preclinical studies. In addition, data obtained from preclinical trials and clinical trials are susceptible to varying interpretations, and regulatory authorities may not interpret our data as favorably as we do, which may further delay, limit or prevent development efforts, clinical trials or marketing approval. Furthermore, as more competing drug candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change.

We currently have three drug candidates in clinical development, and their risk of failure is high. We are unable to predict if these drug candidates or any of our future drug candidates that advance into clinical trials will prove safe or effective in humans or will obtain marketing approval. Our lead drug candidate, PRN1008, has been tested in only 33 patients and 140 healthy volunteers as of August 16, 2018.

If we are unable to complete preclinical studies or clinical trials of current or future drug candidates, due to safety concerns, or if the results of these trials are not sufficient to convince regulatory authorities of their safety or efficacy, we will not be able to obtain marketing approval for commercialization. Even if we are able to obtain marketing approval for any of our drug candidates, those approvals may be for indications or dose levels that deviate from our desired approach or may contain other limitations that would adversely affect our ability to generate revenue from sales of those products. Moreover, if we are not able to differentiate our product against other approved products within the same class of drugs, or if any of the other circumstances described above occur, our business would be harmed and our ability to generate revenue from that class of drugs would be severely impaired.

Enrollment and retention of subjects in clinical trials is expensive and time consuming and could result in significant delays and additional costs in our product development activities, or in the failure of such activities.

We may encounter delays in enrolling, or be unable to enroll and retain, a sufficient number of subjects to complete any of our clinical trials. In addition, certain of our drug candidates are designed to treat orphan indications for which there exist limited patient populations, and we may have to compete for patients if competing molecules are also conducting trials, which could result in delays in achieving enrollment of a sufficient number of patients to conduct our trials. Patient enrollment and retention in clinical trials is a significant factor in the timing of clinical trials and depends on many factors, including the size of the patient population required for analysis of the trial’s primary endpoints, the nature of the trial protocol, our ability to recruit clinical trial investigators with the appropriate competencies and experience, the existing body of safety and efficacy data with respect to the drug candidate, the number and nature of competing products or drug candidates and ongoing clinical trials of competing drug candidates for the same indication, the proximity of subjects to clinical trial sites, the eligibility criteria for the clinical trial and our ability to obtain and maintain subject consents.

Furthermore, any negative results that we may report in preclinical studies or clinical trials of our drug candidates may make it difficult or impossible to recruit and retain subjects in other clinical trials of that same drug candidate. Delays in patient enrollment may result in increased costs or may affect the timing or outcome of the planned clinical trials, which could prevent completion of these trials and adversely affect our ability to advance the development of our drug candidates. Failures in planned subject enrollment or retention may result in increased costs or program delays and could render further development impossible.

As a company, we have never completed a Phase 3 program or obtained marketing approval for any drug candidate and we may be unable to successfully do so for any of our drug candidates.

We are currently conducting a Phase 2 trial of PRN1008 for pemphigus, a Phase 2 trial of PRN1008 for ITP, a Phase 1 trial of PRN2246 and a Phase 1 trial of PRN1371 for solid tumors. We may need to conduct additional clinical trials before initiating our planned Phase 3 clinical trial of PRN1008 for PV and any other future Phase 3 clinical trials. The conduct of Phase 3 clinical trials and the submission of a successful new drug application, or NDA, is a complicated process. As an organization, we have never successfully conducted a Phase 3 clinical trial and have limited experience in preparing, submitting and prosecuting regulatory filings, and have not submitted an NDA before. Consequently, even if our current and planned clinical trials are successful, we may be unable to successfully and efficiently execute and complete necessary clinical trials in a way that leads to an NDA submission and approval of our drug candidates. In addition, we expect to rely on Sanofi to conduct the Phase 3 trial of PRN2246 under the terms of our collaboration agreement. Failure to commence or complete, or delays in, our planned clinical trials would prevent us from or delay us in commercializing our drug candidates, and failure to successfully complete any of these activities in a timely manner for any of our drug candidates could have a material adverse impact on our business and financial performance.

Our Tailored Covalency platform is novel and unproven, and our strategy relies on discovering, developing and commercializing highly differentiated small molecules using this platform. We may be unable to identify biological targets that work well with our platform or discover and develop new small molecules utilizing our platform.

Our Tailored Covalency platform relies on our ability to successfully identify well-established biological targets that have been historically difficult to inhibit in an effective and safe manner, and subsequently relies on our ability to create drug candidates with relevant levels of potency and selectivity for these targets. This approach to drug discovery is unproven and may not yield any drug candidates viable for regulatory approval or commercial sale. All of our drug candidates are in early development, and none of these candidates have been approved for commercial sale. We cannot assure you that we will be able to successfully identify relevant targets or develop new small molecules to build a pipeline of drug candidates, or that there are a significant number of relevant targets appropriate for our platform. Even if we are able to identify targets for our platform, our efforts to create drug candidates for such targets may not be successful. If our approach does not generate or result in drug candidates with improved features, including effectiveness and dosing convenience, relative to competitive products, or that are not differentiated from other drug candidates in development, either through their efficacy, safety, or toxicity profile or otherwise, our product development activities, business and prospects would be harmed. Furthermore, the covalent drug candidates we develop using our platform may have adverse effects that are unknown and would harm our prospects.

If clinical trials of our drug candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or similar regulatory authorities outside the United States or do not otherwise produce positive results, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

Before obtaining regulatory approval for the sale of our drug candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our drug candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and the outcome is uncertain. Despite preclinical and early clinical trial data, any drug candidate can unexpectedly fail at any stage of further preclinical or clinical development. The historical failure rate for drug candidates is high. The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Even if our clinical trials are completed as planned, we cannot be certain that their results will support our proposed indications. In particular, we have conducted certain preclinical studies of our drug candidates PRN1008, PRN2246 and PRN1371, which are in the early stages of clinical trials, and we do not know whether these drug candidates will perform in clinical trials as they have performed in preclinical studies. In addition, if our clinical results are not successful, we may terminate the clinical trials for a drug candidate and abandon any further research or studies of the drug candidate. Any delay in, or termination of, our clinical trials will delay and possibly preclude the filing of any NDAs with the FDA and, ultimately, our ability to commercialize our drug candidates and generate product revenues.

Serious adverse events, undesirable side effects or toxicities, or other unexpected properties of our drug candidates could limit the commercial potential of such drug candidates.

To date, we have tested our drug candidates in a limited number of patients and healthy volunteers. As we continue our development of these drug candidates and initiate additional preclinical studies or clinical trials of these or future drug candidates, if any, serious adverse events, unacceptable levels of toxicity, undesirable side effects or unexpected characteristics may emerge, causing us to abandon these drug candidates or limit their development to more narrow uses, lower dose levels or subpopulations in which the serious adverse events, unacceptable levels of toxicity, undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk/benefit perspective. For example, marketed Bruton’s Tyrosine Kinase, or BTK, inhibitors have reported incidences of major hemorrhage, atrial fibrillation or thrombocytopenia, and we could observe such incidences in the future.

Even if our drug candidates initially show promise in early clinical trials, the side effects of drugs are frequently only detectable after they are tested in large, Phase 3 clinical trials or, in some cases, after they are made available to patients on a commercial scale after approval. Sometimes, it can be difficult to determine if the serious adverse or unexpected side effects were caused by the drug candidate or another factor, especially in subjects who may suffer from other medical conditions and may be taking other medications. Regulatory authorities may draw different conclusions or require additional testing to confirm any such determination.

If serious adverse or unexpected side effects are identified during development and are determined to be attributable to or result from our drug candidate, we may be required to discontinue the development program or the regulatory authorities may refuse to approve the drug candidate. Drug-related side effects could also affect subject recruitment or the ability of enrolled subjects to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects.

In addition, if one or more of our drug candidates receives marketing approval, and we or others later identify undesirable side effects caused by such products, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw approvals of such product;

•	regulatory authorities may require additional warnings on the label;

•

we may be required to create a medication guide outlining the risks of such side effects for distribution to patients, to enter into a risk evaluation and mitigation strategy, or REMS, or to compile a patient database;

•	we could face litigation and be held liable for harm caused to patients; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the particular drug candidate, if approved, and could harm our business, results of operations and prospects.

If we are unable to commercialize our drug candidates, if approved, or if we experience significant delays in doing so, our business will be harmed.

Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our drug candidates, if approved. Even if we or our collaborators successfully develop and commercialize any of PRN1008, PRN2246 or PRN1371, we may not be successful in developing and commercializing our other drug candidates or other drug candidates we may develop, and our commercial opportunities may be limited. The success of our drug candidates will depend on many factors, including, but not limited to, the following:

•	successful enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from applicable regulatory authorities;

•	establishing commercial manufacturing capabilities or making arrangements with third-party manufacturers;

•	obtaining and maintaining patent and trade secret protection and non-patent exclusivity for our products;

•	successfully launching commercial sales, if and when approved, whether alone or in collaboration with others;

•	acceptance, if and when approved, by patients, the medical community and third-party payors;

•	effectively competing with other therapies;

•	a continued acceptable safety profile following approval; and

•	enforcing and defending intellectual property rights and claims.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully obtain approval for and commercialize our drug candidates, which would harm our business.

We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our drug candidates.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our drug candidates, including:

•

regulatory authorities or institutional review boards or ethics committees, or IRBs or ECs, may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site or we may fail to reach a consensus with regulatory authorities on trial design;

•

regulatory authorities in jurisdictions in which we seek to conduct clinical trials may differ from each other on our trial design, and it may be difficult or impossible to satisfy all such authorities with one approach;

•

we may have delays in reaching or fail to reach agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different contract research organizations, or CROs, and trial sites;

•

clinical trials of our drug candidates may produce negative or inconclusive results, and we may decide, or regulatory authorities may require us, to conduct additional clinical trials or abandon product development programs;

•	the number of patients required for clinical trials of our drug candidates may be larger than we anticipate;

•	enrollment in our clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•	changes to clinical trial protocols;

•	our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials of our drug candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•

regulatory authorities or IRBs may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our drug candidates may be greater than we anticipate, and we may lack adequate funding to continue one or more clinical trials;

•	the supply or quality of our drug candidates or other materials necessary to conduct clinical trials of our drug candidates may be insufficient or inadequate;

•

third-party clinical investigators may lose the licenses or permits necessary to perform our clinical trials, or not perform our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, good clinical practices, or GCP, or other regulatory requirements;

•	third-party contract manufacturing organizations may lose licenses due to their failure to comply with good manufacturing practices, or GMP, or failing to satisfy inspection requirements;

•	third-party vendors, such as laboratories, used by us, may fail to follow quality guidelines or otherwise lose their ability to perform functions for which we rely on them;

•

our drug candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulatory authorities or institutional review boards to suspend or terminate the trials; and

•	occurrence of serious adverse events in trials of the same class of agents conducted by other companies

Regulatory delays are part of drug discovery, with the FDA issuing 540 clinical holds in 2017. We have experienced regulatory delays in the past and may experience such delays in the future. In the event of a delay, we work closely and collaboratively with the regulatory authority to address their concerns. In our case, the original investigational new drug applications, or INDs, for PRN1008 in RA and ITP were placed on clinical hold by the FDA due to concerns with a preclinical study finding. We conducted additional preclinical studies that investigated the relation of the finding to the gut/brain axis and reconfirmed that the finding was not adverse. The clinical holds were lifted, and PRN1008 now has three open INDs in the United States for each of PV, ITP and RA. No other regulatory authority imposed such delays on our PRN1008 program.

If we are required to conduct additional clinical trials or other testing of our drug candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our drug candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing approval for our drug candidates;

•	not obtain marketing approval at all;

•	obtain approval for indications, dosages or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings, including boxed warnings;

•	be subject to additional post-marketing testing requirements; or

•	have the medicine removed from the market after obtaining marketing approval.

Product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any clinical trials will begin as planned, will need to be amended or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our drug candidates, could allow our competitors to bring products to market before we do, and could impair our ability to successfully commercialize our drug candidates, if approved, any of which may harm our business and results of operations. In addition, many of the factors that cause, or lead to a delay in the commencement or completion of, clinical trials may also ultimately lead to termination or suspension of a clinical trial. Any of these occurrences may harm our business, financial condition and prospects significantly. Any termination of any clinical trial of our drug candidates will harm our commercial prospects and our ability to generate revenues.

The design or our execution of clinical trials may not support regulatory approval.

The design or execution of a clinical trial can determine whether its results will support regulatory approval and flaws in the design or execution of a clinical trial may not become apparent until the clinical trial is well advanced or completed. In some instances, there can be significant variability in safety or efficacy results between different trials of the same drug candidate due to numerous factors, including changes or variations in trial protocols, differences in size and type of the patient populations, adherence to the dosing regimen and other trial protocols and the rate of dropout among clinical trial participants. We do not know whether any clinical trials we may conduct will demonstrate consistent or adequate efficacy and safety to obtain regulatory approval to market our drug candidates.

Further, the FDA and comparable foreign regulatory authorities have substantial discretion in the approval process and in determining when or whether regulatory approval will be obtained for any of our drug candidates. Our drug candidates may not be approved even if they achieve their primary endpoints in future Phase 3 clinical trials or registration trials. For example, while the FDA generally requires two adequate and well-controlled Phase 3 trials to support a marketing application, we plan to pursue an application for PRN1008 for PV on the basis of a single pivotal Phase 3 trial. The FDA or other non-U.S. regulatory authorities may disagree with our trial design and our interpretation of data from preclinical studies and clinical trials, or our plans to support our marketing applications with a single pivotal trial. In addition, any of these regulatory authorities may change requirements for the approval of a drug candidate even after reviewing and providing comments or advice on a protocol for a pivotal Phase 3 clinical trial that has the potential to result in FDA or other regulatory authorities’ approvals. In addition, any of these regulatory authorities may also approve a drug candidate for fewer or more limited dose levels or indications than we request or may grant approval contingent on the performance of costly post-marketing clinical trials. The FDA or other non-U.S. regulatory authorities may not approve the labeling claims that we believe would be necessary or desirable for the successful commercialization of our drug candidates, if approved. Failure to successfully obtain regulatory approval could have a material adverse impact on our business and financial performance.

Certain of our current clinical trials are being conducted outside the United States, and the FDA may not accept data from trials conducted in foreign locations.

Certain current clinical trials of our drug candidates are being conducted outside the United States. Although the FDA may accept data from clinical trials conducted outside the United States, acceptance of these data is subject to certain conditions imposed by the FDA. For example, the clinical trial must be well designed and conducted and performed by qualified investigators in accordance with ethical principles. The trial population must also adequately represent the U.S. population, and the data must be applicable to the U.S. population and U.S. medical practice in ways that the FDA deems clinically meaningful. In general, the patient population for any clinical trials conducted outside of the United States must be representative of the population for whom we intend to label the product in the United States. In addition, while these clinical trials are subject to the applicable local laws, FDA acceptance of the data will be dependent upon its determination that the trials also complied with all applicable U.S. laws and regulations. Moreover, when studies are conducted only at sites outside of the United States, the FDA generally does not provide advance comment on the clinical protocols for the studies, and therefore there is an additional potential risk that the FDA could determine that the study design or protocol for a non-U.S. clinical trial was inadequate, which would likely require us to conduct additional clinical trials.

Conducting clinical trials outside the United States also exposes us to additional risks, including risks associated with:

•	additional foreign regulatory requirements;

•	foreign exchange fluctuations;

•	compliance with foreign manufacturing, customs, shipment and storage requirements;

•	cultural differences in medical practice and clinical research; and

•	diminished protection of intellectual property in some countries.

We cannot assure you that the FDA will accept data from trials conducted outside of the United States. If the FDA does not accept the data from such clinical trials, it would likely result in the need for additional trials, which would be costly and time-consuming and delay or permanently halt our development of our drug candidates.

Even if we receive marketing approval, we may not be able to successfully commercialize our drug candidates due to unfavorable pricing regulations or third-party coverage and reimbursement policies, which could make it difficult for us to sell our drug candidates profitably.

Obtaining coverage and reimbursement approval for a product from a third-party payor, including governmental healthcare programs such as Medicare and Medicaid, private health insurers, managed care organizations, and other third-party payors, is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost effectiveness data for the use of such product to the payor. There may be significant delays in obtaining such coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for in all cases or at a rate that covers our costs, including research, development, intellectual property, manufacture, sale and distribution expenses, and in some countries, we may lose eligibility for coverage even after obtaining it. Interim reimbursement levels for new products, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the product and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost products and may be incorporated into existing payments for other services. Net prices for products may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors, by any future laws limiting drug prices and by any future relaxation of laws that presently restrict imports of product from countries where they may be sold at lower prices than in the United States.

We cannot be sure that reimbursement will be available for any product that we commercialize and, if coverage and reimbursement are available, what the level of reimbursement will be. Obtaining reimbursement for our products may be particularly difficult because of the higher prices often associated with branded therapeutics and therapeutics administered under the supervision of a physician. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

A fast track designation by the FDA may not actually lead to a faster development or regulatory review or approval process.

We may seek fast track designation for some of our drug candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for FDA fast track designation. The FDA has broad discretion whether or not to grant this designation, and even if we believe a particular drug candidate is eligible for this designation, we cannot assure you that the FDA would decide to grant it. Even if we do receive fast track designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

We may not be able to obtain or maintain orphan drug designations or exclusivity for our drug candidates, which could limit the potential profitability of our drug candidates, if approved.

Regulatory authorities in some jurisdictions, including the United States, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, the FDA may designate a drug as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States, or if it affects more than 200,000, there is no reasonable expectation that sales of the drug in the United States will be sufficient to offset the costs of developing and making the drug available in the United States. Generally, if a drug with an orphan drug designation subsequently receives the first marketing approval for an indication for which it receives the designation, then the drug is eligible for a seven-year period of marketing exclusivity during which the FDA may not approve another marketing application for the same drug for the same indication, except in limited circumstances, such as if a subsequent application demonstrates that its product is clinically superior. During an orphan drug’s exclusivity period, however, competitors may receive approval for drugs with different active moieties for the same indication as the approved orphan drug, or for drugs with the same active moiety as the approved orphan drug, but for different indications. Orphan drug exclusivity could block the approval of one of our products for seven years if a competitor obtains approval for a drug with the same active moiety intended for the same indication before we do, unless we are able to demonstrate that grounds for withdrawal of the orphan drug exclusivity exist or that our product is clinically superior. Further, if a designated orphan drug receives marketing approval for an indication broader than the rare disease or condition for which it received orphan drug designation, it may not be entitled to exclusivity. For purposes of small molecule drugs, the FDA defines “same drug” as a drug that contains the same active moiety and is intended for the same use as the drug in question. A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan drug designation.

We have received orphan drug designation from the FDA for PRN1008 for the treatment of PV and from the European Commission for the treatment of pemphigus. We intend to pursue orphan drug designation for other future drug candidates as applicable. Obtaining orphan drug designations is important to our business strategy; however, obtaining an orphan drug designation can be difficult, and we may not be successful in doing so. Even if we were to obtain orphan drug designation for a drug candidate, we may not obtain orphan exclusivity, and any such exclusivity, if attained, may not effectively protect the drug from the competition of different drugs for the same condition, which could be approved during the exclusivity period. Additionally, after an orphan drug is approved, the FDA could subsequently approve another application for the same drug for the same indication if the FDA concludes that the later drug is shown to be safer, more effective or makes a major contribution to patient care. Orphan drug exclusive marketing rights in the United States also may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition. The failure to obtain an orphan drug designation for any drug candidates we may develop, the inability to maintain that designation for the duration of the applicable period, or the inability to obtain or maintain orphan drug exclusivity could reduce our ability to make sufficient sales of the applicable drug candidate to balance our expenses incurred to develop it, which would have a negative impact on our operational results and financial condition.

Even if any of our drug candidates receives marketing approval, they may fail to achieve the degree of market acceptance by physicians, patients, hospitals, healthcare payors and others in the medical community necessary for commercial success.

If any of our drug candidates receives marketing approval, they may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. For example, high-dose CS can be used to treat pemphigus, and physicians may continue to rely on these treatments rather than adopt PRN1008 as a preferred treatment method, in part because CS are relatively inexpensive. The degree of market acceptance of our drug candidates, if approved for commercial sale, will depend on a number of factors, including:

•	efficacy and potential advantages compared to alternative treatments;

•	our ability to offer our medicines for sale at competitive prices relative to existing products for the same indication;

•	convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage and adequate reimbursement;

•	pricing approvals and complexity of coverage and reimbursement; and

•	the prevalence and severity of any side effects.

If some or all of our drug candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable.

We currently have no marketing and sales organization and have no experience as a company in commercializing products.

We have no sales, marketing or distribution capabilities or experience. To achieve commercial success for any approved product for which we retain sales and marketing responsibilities, we must either develop a sales and marketing organization, which would be expensive and time consuming, or outsource these functions to other third parties. In the future, we may choose to build a focused sales and marketing infrastructure to sell, or participate in sales activities with our collaborators for, some of our drug candidates if and when they are approved.

There are risks involved with both establishing our own sales and marketing capabilities and entering into arrangements with third parties to perform these services. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. If the commercial launch of a drug candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future medicines;

•	the extent to which our products are approved for coverage or reimbursement;

•	the lack of complementary medicines to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues or the profitability of these product revenues to us are likely to be lower than if we were to market and sell any medicines that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell and market our drug candidates or may be unable to do so on terms that are favorable to us. In entering into third-party marketing or distribution arrangements, any revenue we receive will depend upon the efforts of the third parties and we cannot assure you that such third parties will establish adequate sales and distribution capabilities or devote the necessary resources and attention to sell and market our medicines effectively. If we do not establish sales and marketing capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our drug candidates.

Even if we obtain FDA approval of any of our drug candidates, we may never obtain approval or commercialize such products outside of the United States, which would limit our ability to realize their full market potential.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not mean that regulatory approval will be obtained in any other country. Approval procedures vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approvals could result in significant delays, difficulties and costs for us and may require additional preclinical studies or clinical trials which would be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. Satisfying these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. In addition, our failure to obtain regulatory approval in any country may delay or have negative effects on the process for regulatory approval in other countries. We do not have any drug candidates approved for sale in any jurisdiction, including international markets, and we do not have experience in obtaining commercial approval in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, our ability to realize the full market potential of our products will be harmed.

Risks Related to our Business Operations

We may expend our limited resources to pursue a particular drug candidate or indication and fail to capitalize on drug candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must prioritize our research programs and will need to focus our drug candidates on the potential treatment of certain indications. As a result, we may forego or delay pursuit of opportunities with other drug candidates or for other indications that may have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and drug candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular drug candidate, we may also relinquish valuable rights to that drug candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such drug candidate.

We expect to expand our development, regulatory and operational capabilities and, as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

As of August 16, 2018, we had 47 full-time employees. As we advance our research and development programs and begin to operate as a public company, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of clinical development, quality, regulatory affairs and, if any of our drug candidates receives marketing approval, sales, marketing and distribution. To manage our anticipated future growth, we must:

•	identify, recruit, integrate, maintain and motivate additional qualified personnel;

•

manage our development efforts effectively, including the initiation and conduct of clinical trials for our drug candidates, both as monotherapy and in combination with other intra-portfolio drug candidates; and

•	improve our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to develop, manufacture and commercialize our drug candidates will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert financial and other resources, and a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time, to managing these growth activities.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are highly dependent on the services of Martin Babler, who serves as our Chief Executive Officer, David M. Goldstein, who serves as our Chief Scientific Officer, and Ken Brameld, who serves as our Vice

President of Drug Discovery. Although we have entered into employment agreements with them, they are not for a specific term and each of them may terminate their employment with us at any time, though we are not aware of any present intention of any of these individuals to leave us.

Our industry has experienced a high rate of turnover in recent years. Our ability to compete in the highly competitive biopharmaceuticals industry depends upon our ability to attract, retain and motivate highly skilled and experienced personnel with scientific, medical, regulatory, manufacturing and management skills and experience. We conduct our operations in the San Francisco Bay Area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. We may not be able to attract or retain qualified personnel in the future due to the intense competition for a limited number of qualified personnel among biopharmaceutical companies. Many of the other biopharmaceutical companies against which we compete have greater financial and other resources, different risk profiles and a longer history in the industry than we do. Our competitors may provide higher compensation, more diverse opportunities and/or better opportunities for career advancement. Any or all of these competing factors may limit our ability to continue to attract and retain high quality personnel, which could negatively affect our ability to successfully develop and commercialize our drug candidates and to grow our business and operations as currently contemplated.

Our future growth may depend, in part, on our ability to operate in foreign markets, where we would be subject to additional regulatory requirements and other risks and uncertainties.

Our future profitability may depend, in part, on our ability to commercialize our drug candidates in foreign markets for which we may rely on collaboration with third parties. We are not permitted to market or promote any of our drug candidates before we receive marketing approval from the applicable regulatory authority in that foreign market, and we may never receive such marketing approval for any of our drug candidates. To obtain marketing approval in many foreign countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, clinical trials and commercial sales, pricing and distribution of our drug candidates, and we cannot predict success in these jurisdictions. If we obtain approval of our drug candidates and ultimately commercialize our drug candidates in foreign markets, we would be subject to additional risks and uncertainties, including:

•	our customers’ ability to obtain reimbursement for our drug candidates in foreign markets;

•	our inability to directly control commercial activities because we are relying on third parties;

•	the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements;

•	different medical practices and customs in foreign countries affecting acceptance in the marketplace;

•	import or export licensing requirements;

•	longer accounts receivable collection times;

•	longer lead times for shipping;

•	language or cultural barriers for technical training;

•	reduced protection of intellectual property rights in some foreign countries;

•	the existence of additional potentially relevant third-party intellectual property rights;

•	foreign currency exchange rate fluctuations; and

•	the interpretation of contractual provisions governed by foreign laws in the event of a contract dispute.

A majority of patients for certain of our drug candidates are in Europe and if foreign sales of our drug candidates are adversely affected by the imposition of governmental controls, political and economic instability, trade restrictions and changes in tariffs, our business and its financial operations will be harmed.

We face substantial competition, which may result in others discovering, developing or commercializing products more quickly or marketing them more successfully than us.

The development and commercialization of new products is highly competitive. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient, or are less expensive than any products that we may develop or that would render any products that we may develop obsolete or non-competitive. Our competitors already have drugs that apply to or treat the target indications that we are focused on, even if not oral, and our competitors also may obtain marketing approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. We also compete with alternative treatments, even if such treatments are more invasive or not as effective.

Other products in the same class as some of our drug candidates have already been approved or are further along in development. With respect to our BTK inhibitor programs in immunology, we are aware of several other companies that are developing competing BTK inhibitor drug candidates, including AbbVie, AstraZeneca, Biogen, Bristol-Myers Squibb, Celgene, Eli Lilly, Genentech, Gilead and Merck KGaA. For our small molecule inhibitors of FGFR, we are aware of competing FGFR-inhibiting drug candidates being developed by a number of pharmaceutical and biotechnology companies. As more drug candidates within a particular class of drugs proceed through clinical development to regulatory review and approval, the amount and type of clinical data that may be required by regulatory authorities may increase or change. Consequently, the results of our clinical trials for drug candidates in those class will likely need to show a risk/benefit profile that is competitive with or more favorable than those products and drug candidates in order to obtain marketing approval or, if approved, a product label that is favorable for commercialization. If the risk/benefit profile is not competitive with those products or drug candidates, we may have developed a product that is not commercially viable, that we are not able to sell profitably or that is unable to achieve favorable pricing or reimbursement. In such circumstances, our future product revenue and financial condition would be adversely affected.

Many of our competitors listed above have longer operating histories and significantly greater financial resources and expertise in research and development, manufacturing, preclinical studies, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do.

Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller and other early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and enrolling patients for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

The key competitive factors affecting the success of all of our programs are likely to be the efficacy, safety, convenience, cost and availability of reimbursement for drug candidates arising from such programs. If we are not successful in developing, commercializing and achieving higher levels of reimbursement than our competitors, we will not be able to compete against them and our business would be harmed.

Our internal information technology systems, or those of our third-party CROs or other contractors or consultants, may fail or suffer security breaches, loss or leakage of data, and other disruptions, which could potentially expose us to liability or otherwise adversely affecting our business.

We are increasingly dependent upon information technology systems, infrastructure and data to operate our business. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality, integrity and availability of such confidential information. We also have outsourced elements of our operations to third parties, and as a result we manage a number of third party contractors who have access to our confidential information.

Despite the implementation of security measures, given their size and complexity and the increasing amounts of confidential information that they maintain, our internal information technology systems and those of our third-party CROs and other contractors and consultants are potentially vulnerable to breakdown or other damage or service interruptions, system malfunctions, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security breaches from inadvertent or intentional actions by our employees, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties (including the deployment of harmful malware, ransomware, denial-of-service attacks, social engineering and other means to affect service reliability and threaten the confidentiality, integrity, privacy and availability of information), which may compromise our system infrastructure or lead to unauthorized or inappropriate use or disclosure of our confidential information. To the extent that any such incident were to result in a loss of, or damage to, our data or applications, or inappropriate use or disclosure of confidential or proprietary information, we could incur liability and reputational damage and the further development and commercialization of our drug candidates could be delayed. Even the perception that such an incident has occurred could harm our reputation and our business.

While to our knowledge we have not experienced any such system failure, accident or security breach to date, we cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. For example, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our programs and the development of our drug candidates could be delayed. In addition, the loss of clinical trial data for our drug candidates could result in delays in our marketing approval efforts and significantly increase our costs to recover or reproduce the data. Furthermore, significant disruptions of our internal information technology systems or security breaches could result in the loss, misappropriation, and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us. For example, any such event that leads to unauthorized access, use, or disclosure of personal information, including personal information regarding our clinical trial subjects or employees, could harm our reputation directly, compel us to comply with federal and/or state breach notification laws and foreign law equivalents, subject us to mandatory corrective action, and otherwise subject us to liability under laws and regulations that protect the privacy and security of personal information, which could result in significant legal and financial exposure and reputational damages that could potentially have an adverse effect on our business.

The recently passed comprehensive tax reform bill could adversely affect our business and financial condition.

On December 22, 2017, President Trump signed into law new legislation that significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including reduction of the corporate tax rate from a top marginal rate of 35% to a flat rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted earnings (except for certain small businesses), limitation of the deduction for net operating losses to 80% of current year taxable income and elimination of net operating loss carrybacks, one time taxation of offshore earnings at reduced rates regardless of whether they are repatriated, elimination of U.S. tax on foreign earnings (subject to certain important exceptions), immediate deductions for certain new investments instead of deductions for depreciation expense over time, reduction of the Orphan Drug Credit from 50% to 25% of eligible clinical costs and modifying or repealing many business deductions and credits. Notwithstanding the reduction in the corporate income tax rate, the overall impact of the new federal tax law is uncertain and our business and financial condition could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax law. The impact of this tax reform on holders of our common stock is also uncertain and could be adverse. We urge our stockholders to consult with their legal and tax advisors with respect to this legislation and the potential tax consequences of investing in or holding our common stock.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

We have incurred substantial losses during our history and do not expect to become profitable in the near future, and we may never achieve profitability. Unused losses for the tax year ended December 31, 2017 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire. Unused losses generated after December 31, 2017 will not expire and may be carried forward indefinitely, but will be only deductible to the extent of 80% of current year taxable income in any given year. In addition, both our current and our future unused losses and certain other tax attributes may be subject to limitation under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if we undergo an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in our equity ownership by certain stockholders over a rolling three-year period. As a result, our pre-2018 net operating loss carryforwards may expire prior to being used, our net operating loss carryforwards generated in 2018 and thereafter will be subject to a percentage limitation and, if we undergo an ownership change, our ability to use all of our pre-change net operating loss carryforwards, or NOLs, and other pre-change tax attributes (such as research tax credits) to offset our post-change income or taxes may be limited. Similar provisions of state tax law may also apply to limit our use of accumulated state tax attributes. As a result, even if we attain profitability, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.

Our effective tax rate may fluctuate, and we may incur obligations in tax jurisdictions in excess of accrued amounts.

We are subject to taxation in numerous U.S. states and territories. As a result, our effective tax rate is derived from a combination of applicable tax rates in the various places that we operate. In preparing our financial statements, we estimate the amount of tax that will become payable in each of such places. Nevertheless, our effective tax rate may be different than experienced in the past due to numerous factors, including passage of the newly enacted federal income tax law, changes in the mix of our profitability from state to state, the results of examinations and audits of our tax filings, our inability to secure or sustain acceptable agreements with tax authorities, changes in accounting for income taxes and changes in tax laws. Any of these factors could cause us to experience an effective tax rate significantly different from previous periods or our current expectations and may result in tax obligations in excess of amounts accrued in our financial statements.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant uninsured liabilities.

We do not carry insurance for all categories of risk that our business may encounter. For example, we do not carry earthquake insurance. In the event of a major earthquake in our region, our business could suffer significant and uninsured damage and loss. Some of the policies we currently maintain include general liability, property, auto, workers’ compensation, products liability and directors’ and officers’ insurance policies. Our insurance is expensive and we do not know if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

Risks Related to our Reliance on Third Parties for Clinical Testing and Manufacturing

We rely on third parties to conduct our clinical trials and perform some of our research and preclinical studies. If these third parties do not satisfactorily carry out their contractual duties or fail to meet expected deadlines, our development programs may be delayed or subject to increased costs, each of which may have an adverse effect on our business and prospects.

We do not have the ability to conduct all aspects of our preclinical testing or clinical trials ourselves. As a result, we are and expect to remain dependent on third parties to conduct our ongoing, and any future, clinical trials of our drug candidates, or any other drug candidates we may develop. The timing of the initiation and completion of these trials will therefore be partially controlled by such third parties and may result in delays to our development programs. Specifically, we expect CROs, clinical investigators, and consultants to play a significant role in the conduct of these trials and the subsequent collection and analysis of data. However, we will not be able to control all aspects of their activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol and legal, regulatory and scientific standards, and our reliance on the CROs and other third parties does not relieve us of our regulatory responsibilities. We and our CROs are required to comply with GCP requirements, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Economic Area, Australian Therapeutic Goods Administration and comparable foreign regulatory authorities for all of our drug candidates in clinical development. Regulatory authorities enforce these GCP requirements through periodic inspections of trial sponsors, clinical trial investigators and clinical trial sites. If we or any of our CROs or clinical trial sites fail to comply with applicable GCP requirements, the data generated in our clinical trials may be deemed unreliable, and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. In addition, our clinical trials must be conducted with product produced under current good manufacturing practices, or cGMP, regulations. Our failure to comply with these regulations may require us to stop and/or repeat clinical trials, which would delay the marketing approval process.

There is no guarantee that any such CROs, clinical trial investigators or other third parties on which we rely will devote adequate time and resources to our development activities or perform as contractually required. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If any of these third parties fails to meet expected deadlines, adhere to our clinical protocols or meet regulatory requirements, otherwise performs in a substandard manner, or terminates its engagement with us, the timelines for our development programs may be extended or delayed or our development activities may be suspended or terminated. If any of our clinical trial sites terminates for any reason, we may experience the loss of follow-up information on subjects enrolled in such clinical trials unless we are able to transfer those subjects to another qualified clinical trial site, which may be difficult or impossible. In addition, clinical trial investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and may receive cash or equity compensation in connection with such services. If these relationships and any related compensation result in perceived or actual conflicts of interest, or the FDA or comparable foreign regulatory authorities concludes that the financial relationship may have affected the interpretation of the trial results, the integrity of the data generated at the applicable clinical trial site may be questioned and the utility of the clinical trial itself may be jeopardized, which could result in the delay or rejection of any marketing application we submit by the FDA or any comparable foreign regulatory authority. Any such delay or rejection could prevent us from commercializing our drug candidates.

We contract with third parties for the manufacture and supply of drug candidates for use in preclinical testing and clinical trials, which supply may become limited or interrupted or may not be of satisfactory quality and quantity.

We do not have any manufacturing facilities. We produce in our laboratory relatively small quantities of compounds for evaluation in our research programs. We rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for commercial manufacture if any of our drug candidates are approved. We do not have any long-term contractual arrangements with manufacturers and instead rely on third parties to manufacture our drug candidates on a purchase-order basis. We currently have limited manufacturing arrangements, and we cannot be certain that we will be able to establish redundancy in manufacturers for our drug candidates, which could lead to reliance on a limited number of manufacturers for one or more of our drug candidates. This reliance increases the risk that we will not have sufficient quantities of our drug candidates or products, if approved, or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

Furthermore, all entities involved in the preparation of therapeutics for clinical trials or commercial sale, including our existing contract manufacturers for our drug candidates, are subject to extensive regulation. Components of a finished therapeutic product approved for commercial sale or used in clinical trials must be manufactured in accordance with cGMP requirements. These regulations govern manufacturing processes and procedures, including record keeping, and the implementation and operation of quality systems to control and assure the quality of investigational products and products approved for sale. Poor control of production processes can lead to the introduction of contaminants, or to inadvertent changes in the properties or stability of our drug candidates that may not be detectable in final product testing. We or our contract manufacturers must supply all necessary documentation in support of an NDA on a timely basis and must adhere to the FDA’s good laboratory practice, or GLP, regulations and cGMP regulations enforced by the FDA through its facilities inspection program. Comparable foreign regulatory authorities may require compliance with similar requirements. The facilities and quality systems of our third-party contractor manufacturers must pass a pre-approval inspection for compliance with the applicable regulations as a condition of marketing approval of our drug candidates. We do not control the manufacturing process of, and are completely dependent on, our contract manufacturing partners for compliance with cGMP regulations.

In the event that any of our manufacturers fails to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on a timely basis or on commercially reasonable terms, if at all. In particular, any replacement of our manufacturers could require significant effort and expertise because there may be a limited number of qualified replacements. In some cases, the technical skills or technology required to manufacture our drug candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our drug candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop drug candidates in a timely manner or within budget.

Our, or a third party’s, failure to execute on our manufacturing requirements, or to do so on commercially reasonable terms and comply with cGMP could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of our drug candidates under development;

•	delay in submitting regulatory applications, or receiving marketing approvals, for our drug candidates;

•	loss of the cooperation of an existing or future collaborator;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease development or to recall batches of our drug candidates; and

•	in the event of approval to market and commercialize our drug candidates, an inability to meet commercial demands for our product or any other future drug candidates.

We, or our third-party manufacturers, may be unable to successfully scale-up the manufacturing process for our drug candidates to provide sufficient quality and quantity, which would delay or prevent us from conducting clinical trials, developing our drug candidates and commercializing our drugs.

In order to conduct clinical trials of our drug candidates or commercialize our drugs, we will need to manufacture them in large quantities. We, or our manufacturing partners, may be unable to successfully increase the manufacturing capacity for any of our drug candidates in a timely or cost-effective manner, or at all. In addition, quality issues may arise during scale-up activities. If we or our manufacturing partners are unable to successfully scale up the manufacture of our drug candidates in sufficient quality and quantity, the development, testing and clinical trials of that drug candidate may be delayed or become infeasible, and marketing approval or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Existing or changes in methods of drug candidate manufacturing or formulation may result in additional costs or delays.

As drug candidates progress through preclinical to late-stage clinical trials to marketing approval and commercialization, it is common that various aspects of the development program, such as manufacturing methods and formulation, are altered along the way in an effort to optimize yield, manufacturing batch size, minimize costs and achieve consistent quality and results. Such changes carry the risk that they will not achieve these intended objectives. For example, although we have data regarding PRN1008’s long-term stability, PRN1008 is an amorphous solid, and in the event the solid crystallizes unexpectedly, the drug candidate or the drug product may not be useable or its effectiveness may be altered requiring an interruption or delay to ongoing clinical development due to a need to demonstrate bioequivalent performance of drug candidate or drug product. Any of these changes could cause our drug candidates to perform differently and affect the results of planned clinical trials or other future clinical trials conducted with the altered materials. This could delay completion of clinical trials, require the conduct of bridging clinical trials or the repetition of one or more clinical trials, increase clinical trial costs, delay approval of our drug candidates or jeopardize our ability to commercialize our drug candidates and generate any revenue.

Our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, clinical trial investigators, CROs, consultants, vendors and any potential commercial partners. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violates: (i) FDA laws and regulations or those of comparable foreign regulatory authorities, including those laws that require the reporting of true, complete and accurate information, (ii) manufacturing standards, (iii) laws and regulations in the United States and abroad relating to data privacy and security, fraud and abuse, government price reporting, transparency reporting requirements, and healthcare laws and regulations in the United States and abroad, or (iv) laws that require the true, complete and accurate reporting of financial information or data. Such misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and cause serious harm to our reputation. We intend to adopt a code of conduct applicable to all of our employees prior to completion of this offering, as well as a disclosure program and other applicable policies and procedures, but it is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal and administrative penalties, damages, disgorgement, monetary fines, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, integrity oversight and reporting requirements, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations.

Risks Related to our Licensing and Other Strategic Agreements

We may not realize the benefits of any collaborations or strategic alliances that we have entered into or may enter into in the future for the development and commercialization of our drug candidates.

The development, manufacture and potential commercialization of our drug candidates will require substantial additional capital to fund expenses. We have entered into collaboration and license agreements with multiple licensees and in the future may seek and form additional strategic alliances, or create joint ventures or collaborations or enter into acquisitions or additional licensing arrangements with third parties that we believe will help to accelerate or augment our development and commercialization efforts with respect to our drug candidates and any future drug candidates that we may develop. These transactions can entail numerous operational and financial risks, and we cannot be certain that we will achieve the financial and other benefits that led us to enter into such arrangements. When we collaborate with a third party for development and commercialization of a drug candidate, we relinquish some or all of the control over the future success of that drug candidate to the third party.

We are party to a license agreement, or the Sanofi Agreement, that we entered into with Genzyme Corporation, a wholly owned subsidiary of Sanofi, for an exclusive license to PRN2246 and backup molecules for development in relapsing and progressive MS and other diseases of the central nervous system, or CNS. This agreement provides us with a strategic development and commercialization partner for our drug candidate PRN2246. Under the Sanofi Agreement, we are entitled to receive development, regulatory and commercial milestones that could total up to an aggregate of $765.0 million, as well as tiered royalties up to the mid-teens. We hold an option to fund a portion of Phase 3 development costs in return for, at our discretion, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in rates up to the high-teens. Only the additional royalty option would be available if we develop PRN1008 for major enumerated indications overseen by the FDA’s Division of Pulmonary, Allergy and Rheumatology Products or if we experience a change of control involving certain Sanofi competitors. If Sanofi is delayed in its development efforts or fails to adequately commercialize PRN2246 following regulatory approval, or fails to pursue PRN2246 in all key markets, our receipt of such payments could be delayed or adversely impacted. If Sanofi elects to terminate the agreement or cease its development of PRN2246, we would not receive the full financial benefit of our agreement and may be required to seek another commercial partner for PRN2246.

In addition, we have entered into a development and license agreement with AbbVie Biotechnology Limited, or AbbVie, pursuant to which we are jointly researching oral immunoproteasome inhibitors which AbbVie has been granted exclusive worldwide rights to develop and commercialize, subject to cash payments to us of up to an aggregate of $667.5 million in connection with specified development, regulatory and commercial milestones as well as royalties in the high single digits. If we and AbbVie are not successful in identifying adequate drug candidates, or if AbbVie is delayed in its development efforts of any drug candidate or fails to adequately commercialize any such drug candidate following regulatory approval, our receipt of such payments could be delayed or adversely impacted, and if AbbVie elects to terminate its participation on our collaboration, we would not receive the full financial benefit of our agreement and may be required to seek another partner for our immunoproteasome program. If we elect to fund and undertake development or commercialization activities on our own, we will need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all.

We may, in the future, decide to collaborate with other pharmaceutical companies for the development and potential commercialization of our other drug candidates in the United States or other countries or territories of the world. We will face significant competition in seeking appropriate collaborators. We may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our drug candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our drug candidates as having the requisite potential to demonstrate safety and efficacy. If and when we collaborate with a third party for development and commercialization of a drug candidate, we can expect to relinquish some or all of the control over the future success of that drug candidate to the third party. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the following:

•	the design or results of clinical trials;

•	the likelihood of approval by the FDA or comparable foreign regulatory authorities;

•	the potential market for the drug candidate;

•	the costs and complexities of manufacturing and delivering such drug candidate to patients;

•	the potential of competing products;

•	the existence of uncertainty with respect to our ownership of technology or other rights, which can exist if there is a challenge to such ownership without regard to the merits of the challenge; and

•	industry and market conditions generally.

The collaborator may also consider alternative drug candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one with us for our drug candidate. We may also be restricted under any license agreements from entering into agreements on certain terms or at all with potential collaborators. For example, we are restricted under our existing collaboration agreements from additional licenses in specified fields. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators and changes to the strategies of the combined company. As a result, we may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of such drug candidate, reduce or delay one or more of our other development programs, delay the potential commercialization or reduce the scope of any planned sales or marketing activities for such drug candidate, or increase our expenditures and undertake development, manufacturing or commercialization activities at our own expense. If we elect to increase our expenditures to fund development, manufacturing or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our drug candidates or bring them to market and generate product revenue. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our drug candidates or bring them to market and generate product sales revenue, which would harm our business prospects, financial condition and results of operations.

We may wish to acquire rights to future assets through acquisitions, in-licensing or other collaborations in the future, but may not realize the benefits of any such arrangements.

We may in the future seek and form strategic alliances, create joint ventures or collaborations or enter into acquisitions or additional licensing arrangements with third parties for products or technologies that we believe will complement or augment our development and commercialization.

These transactions can entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of our business and diversion of our management’s time and attention in order to manage a collaboration or develop acquired products, drug candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. As a result, if we enter into collaboration agreements, strategic partnerships or license new products, we may not be able to realize the benefit of such transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business.

We also cannot be certain that, following a strategic or in-licensing transaction, we will achieve the revenue or specific net income that justifies such transaction or such other benefits that led us to enter into the arrangement. Failure to realize the benefits of any collaborations or strategic alliances may further cause us to curtail the development of a drug candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of any planned sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense.

Risks Related to our Intellectual Property

If we are unable to obtain and maintain sufficient intellectual property protection for our drug candidates, or if the scope of the intellectual property protection is not sufficiently broad, our competitors could develop and commercialize products similar or identical to ours, and our ability to successfully commercialize our products may be adversely affected.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our drug candidates and research programs. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel discoveries and technologies that are important to our business. Our pending and future patent applications may not result in patents being issued which protect our drug candidates or their intended uses or which effectively prevent others from commercializing competitive technologies, products or drug candidates.

Obtaining and enforcing patents is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications, or maintain and/or enforce patents that may issue based on our patent applications, at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development results before it is too late to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach these agreements and disclose such results before a patent application is filed, thereby jeopardizing our ability to seek patent protection.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation, resulting in court decisions, including Supreme Court decisions, that increase uncertainties as to the ability to enforce patent rights in the future. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States, or vice versa.

Further, we may not be aware of all third-party intellectual property rights potentially relating to our drug candidates or their intended uses, and as a result the impact of such third-party intellectual property rights upon the patentability of our own patents and patent applications, as well as the impact of such third-party intellectual property upon our freedom to operate, is highly uncertain. Patent applications in the United States and other jurisdictions are typically not published until 18 months after filing or, in some cases, not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our patents or pending patent applications may be challenged in the courts or patent offices in the United States and abroad. For example, we may be subject to a third party pre-issuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in post-grant review procedures, oppositions, derivations, reexaminations or inter partes review proceedings, in the United States or elsewhere, challenging our patent rights or the patent rights of others. An adverse determination in any such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated, or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. In addition, given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.

If we fail to comply with our obligations in our intellectual property licenses from third parties, we could lose license rights that are important to our business.

We are a party to an intellectual property license agreement with The Regents of the University of California, or Regents, under which Regents has granted to us an exclusive, license, with the right to grant sublicenses under Regents’ patent rights relating to our Tailored Covalency platform, to make, use, sell, offer for sale, and import products and services and practice methods covered by such patent rights in the United States and in other countries where Regents may lawfully grant such a license and in all fields of use, and we may enter into additional license agreements in the future. Our existing license agreements impose, and we expect that our future license agreements will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, our licensors may have the right to reduce the scope of our rights or terminate these agreements, in which event we may not be able to develop and market any product that is covered by these agreements and would adversely impact our existing collaboration agreements under which we have sublicensed such rights. Termination of this license for failure to comply with such obligations or for other reasons, or reduction or elimination of our licensed rights under it or any other license, may result in our having to negotiate new or reinstated licenses on less favorable terms or our not having sufficient intellectual property rights to operate our business. The occurrence of such events could materially harm our business and financial condition.

The risks described elsewhere pertaining to our intellectual property rights also apply to the intellectual property rights that we in-license, and any failure by us or our licensors to obtain, maintain, defend and enforce these rights could have a material adverse effect on our business. In some cases we do not have control over the prosecution, maintenance or enforcement of the patents that we license, and may not have sufficient ability to provide input into the patent prosecution, maintenance and defense process with respect to such patents, and our licensors may fail to take the steps that we believe are necessary or desirable in order to obtain, maintain, defend and enforce the licensed patents.

Our reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to research and develop and to manufacture our drug candidates, we must share trade secrets with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s independent discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have a material adverse effect on our business.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. For example, any academic institution that we may collaborate with will likely expect to be granted rights to publish data arising out of such collaboration and any joint research and development programs may require us to share trade secrets under the terms of our research and development or similar agreements. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may rely on trade secret and proprietary know-how which can be difficult to trace and enforce and, if we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patents for some of our technology and drug candidates, we also rely on trade secrets, particularly with respect to our Tailored Covalency platform, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. Elements of our drug candidates, including processes for their preparation and manufacture, may involve proprietary know-how, information, or technology that is not covered by patents, and thus for these aspects we may consider trade secrets and know-how to be our primary intellectual property. Any disclosure, either intentional or unintentional, by our employees, the employees of third parties with whom we share our facilities or third party consultants and vendors that we engage to perform research, clinical trials or manufacturing activities, or misappropriation by third parties (such as through a cybersecurity breach) of our trade secrets or proprietary information could enable competitors to duplicate or surpass our technological achievements, thus eroding our competitive position in our market.

Trade secrets and know-how can be difficult to protect. We require our employees to enter into written employment agreements containing provisions of confidentiality and obligations to assign to us any inventions generated in the course of their employment. We and any third parties with whom we share facilities enter into written agreements that include confidentiality and intellectual property obligations to protect each party’s property, potential trade secrets, proprietary know-how, and information. We further seek to protect our potential trade secrets, proprietary know-how, and information in part, by entering into non-disclosure and confidentiality agreements with parties who are given access to them, such as our corporate collaborators, outside scientific collaborators, contract research organizations, contract manufacturers, consultants, advisors and other third parties. Despite these efforts, we cannot ensure that these agreements will provide adequate protection for our trade secrets, know-how or other proprietary information, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, if any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be harmed.

To the extent that consultants, contractors, and collaborators or key employees apply technological information independently developed by them or by others to our drug candidates, disputes may arise as to the proprietary rights in such information, which may not be resolved in our favor. With our consultants, contractors, outside scientific collaborators, and key employees who work with our confidential and proprietary technologies, we enter into agreements that typically include invention assignment obligations. However, these consultants, contractors, collaborators, and key employees may terminate their relationship with us, and we cannot preclude them indefinitely from dealing with our competitors. If our trade secrets become known to competitors with greater experience and financial resources, the competitors may copy or use our trade secrets and other proprietary information in the advancement of their products, methods or technologies.

In the future, we may need to obtain additional licenses of third-party technology that may not be available to us or are available only on commercially unreasonable terms, and which may cause us to operate our business in a more costly or otherwise adverse manner that was not anticipated.

From time to time we may be required to license technology from additional third parties to further develop or commercialize our drug candidates. Should we be required to obtain licenses to any third-party technology, including any such patents required to manufacture, use or sell our drug candidates, such licenses may not be available to us on commercially reasonable terms, or at all. The inability to obtain any third-party license required to develop or commercialize any of our drug candidates could cause us to abandon any related efforts, which could seriously harm our business and operations.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope or expiration of a third party patent which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our drug candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to us that may later result in issued patents upon which our drug candidates may infringe. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our drug candidates. Our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

In addition, we are aware of an issued U.S. patent owned by Pharmacyclics, Inc., which was acquired by AbbVie, Inc., with certain claims directed to an inhibited tyrosine kinase comprising an irreversible BTK inhibitor having a covalent bond to a cysteine residue of a BTK. We are also aware of other issued U.S. patents owned by Pharmacyclics with certain claims directed to compounds having a certain structure which includes a Michael acceptor moiety or formulations thereof. We are also aware that counterparts to those U.S. patents have issued and/or are pending in Australia, Canada, China, Europe, Japan, the United States and elsewhere. Pharmacyclics or a third party may assert that the sale of our BTK inhibitor drug candidates infringes one or more of these or other patents. Although we believe that the claims of these patents relevant to our BTK inhibitor drug candidates (PRN1008 and PRN2246) would likely be held invalid, we cannot provide any assurances that a court or an administrative agency would agree with our assessment. We have not attempted to obtain a license to these patents. If we decide to seek a license to these patents, we cannot guarantee that we would be able to obtain such a license on commercially reasonable terms, or at all, which could materially and adversely affect our business.

We cannot ensure that patent rights relating to inventions described and claimed in our pending patent applications will issue or that patents based on our patent applications will not be challenged and rendered invalid and/or unenforceable.

We have pending U.S. and foreign patent applications in our portfolio, however, we cannot predict:

•	if and when patents may issue based on our patent applications;

•	the scope of protection of any patent issuing based on our patent applications;

•	whether the claims of any patent issuing based on our patent applications will provide protection against competitors;

•	whether or not third parties will find ways to invalidate or circumvent our patent rights;

•	whether or not others will obtain patents claiming aspects similar to those covered by our patents and patent applications;

•	whether we will need to initiate litigation or administrative proceedings to enforce and/or defend our patent rights which will be costly whether we win or lose; and

•	whether the patent applications that we own or in-license will result in issued patents with claims that cover our drug candidates or uses thereof in the United States or in other foreign countries.

We cannot be certain that the claims in our pending patent applications directed to our drug candidates and/or technologies will be considered patentable by the U.S. Patent and Trademark Office, or USPTO, or by patent offices in foreign countries. One aspect of the determination of patentability of our inventions depends on the scope and content of the “prior art,” information that was or is deemed available to a person of skill in the relevant art prior to the priority date of the claimed invention. There may be prior art of which we are not aware that may affect the patentability of our patent claims or, if issued, affect the validity or enforceability of a patent claim. The examination process may require us to narrow our claims, which may limit the scope of patent protection that we may obtain. Even if the patents are issued based on our patent applications, third parties may challenge the validity, enforceability or scope thereof, which may result in such patents being narrowed, invalidated or held unenforceable. Furthermore, even if they are unchallenged, patents in our portfolio may not adequately exclude third parties from practicing relevant technology or prevent others from designing around our claims. If the breadth or strength of our intellectual property position with respect to our drug candidates is threatened, it could dissuade companies from collaborating with us to develop and threaten our ability to commercialize our drug candidates. In the event of litigation or administrative proceedings, we cannot be certain that the claims in any of our issued patents will be considered valid by courts in the United States or foreign countries.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

•	others may be able to make drug candidates that are similar to ours but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	we or our licensors or future collaborators might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or have exclusively licensed may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.

If we are sued for infringing intellectual property rights of third parties, such litigation could be costly and time consuming and could prevent or delay us from developing or commercializing our drug candidates.

Our commercial success depends, in part, on our ability to develop, manufacture, market and sell our drug candidates without infringing the intellectual property and other proprietary rights of third parties. Third parties may allege that we have infringed or misappropriated their intellectual property. Litigation or other legal proceedings relating to intellectual property claims, with or without merit, is unpredictable and generally expensive and time consuming and, even if resolved in our favor, is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates. Third parties may assert infringement claims against us based on existing or future intellectual property rights. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we were sued for patent infringement, we would need to demonstrate that our drug candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity may be difficult. For example, in the United States, proving invalidity in court requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on our business and operations. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing drug candidate or product. Alternatively, we may be required to obtain a license from such third party in order to use the infringing technology and continue developing, manufacturing or marketing the infringing drug candidate. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our drug candidates, force us to cease some of our business operations, or require substantial investment and/or time to alter our products, processes, methods, or other technologies, all of which could harm our business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

We may become involved in lawsuits to defend or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. In some cases, it may be difficult or impossible to detect third-party infringement or misappropriation of our intellectual property rights. Even if we detect such infringement or misappropriation, to counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of shares of our common stock. Moreover, we cannot assure you that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may not be in a position to enforce our intellectual property rights against third parties.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

We could in the future be subject to claims that we or our employees have inadvertently or otherwise used or disclosed alleged trade secrets or other confidential information of former employers or competitors. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how or trade secrets of others in their work for us, we may become subject to claims that we caused an employee to breach the terms of his or her non-competition or non-solicitation agreement, or that we or these individuals have, inadvertently or otherwise, used or disclosed the alleged trade secrets or other proprietary information of a former employer or competitor.

While we may litigate to defend ourselves against these claims, even if we are successful, litigation could result in substantial costs and could be a distraction to management. If our defenses to these claims fail, in addition to requiring us to pay monetary damages, a court could prohibit us from using technologies or features that are essential to our drug candidates, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. Moreover, any such litigation or the threat thereof may adversely affect our reputation, our ability to form strategic alliances or sublicense our rights to collaborators, engage with scientific advisors or hire employees or consultants, each of which would have an adverse effect on our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights throughout the world.

Patents are of national or regional effect, and filing, prosecuting and defending patents on all of our drug candidates throughout the world would be prohibitively expensive. As such, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Further, the legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to pharmaceuticals, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. In addition, certain developing countries, including China and India, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In those countries, we and our licensors and licensees may have limited remedies if patents are infringed or if we or our licensors or licensees are compelled to grant a license to a third party, which could diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Changes in patent law in the United States and other jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our drug candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involves both technological and legal complexity and is therefore costly, time consuming and inherently uncertain. Changes in either the patent laws or interpretation of the patent laws in the United States could increase the uncertainties and costs. Recent patent reform legislation in the United States and other countries, including the Leahy-Smith America Invents Act (the Leahy-Smith Act), signed into law on September 16, 2011, could increase those uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. The Leahy-Smith Act includes a number of significant changes to U.S. patent law. These include provisions that affect the way patent applications are prosecuted, redefine prior art and provide more efficient and cost-effective avenues for competitors to challenge the validity of patents. These include allowing third-party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO administered post-grant proceedings, including post-grant review, inter partes review, and derivation proceedings. After March 2013, under the Leahy-Smith Act, the United States transitioned to a first inventor to file system in which, assuming that the other statutory requirements are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on future actions by the U.S. Congress, the U.S. courts, the USPTO and the relevant law-making bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.

Obtaining and maintaining patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuities fees and various other governmental fees on patents and/or patent applications are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent and/or patent application. The USPTO and various foreign governmental patent agencies also require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our drug candidates, our competitive position would be adversely affected.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our drug candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Patent terms may be inadequate to protect our competitive position on our drug candidates for an adequate amount of time.

Patent rights are of limited duration. Given the amount of time required for the development, testing and regulatory review of new drug candidates, patents protecting such candidates might expire before or shortly after such drug candidates are commercialized. Even if patents covering our drug candidates are obtained, once the patent life has expired for a product, we may be open to competition from biosimilar or generic products. A patent term extension based on regulatory delay may be available in the United States. However, only a single patent can be extended for each marketing approval, and any patent can be extended only once, for a single product. Moreover, the scope of protection during the period of the patent term extension does not extend to the full scope of the claim, but instead only to the scope of the product as approved. Laws governing analogous patent term extensions in foreign jurisdictions vary widely, as do laws governing the ability to obtain multiple patents from a single patent family. Additionally, we may not receive an extension if we fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. If we are unable to obtain patent term extension or restoration, or the term of any such extension is less than we request, the period during which we will have the right to exclusively market our product will be shortened and our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced.

Risks Related to our Industry

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit our commercialization of any drug candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of our drug candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our drug candidates or products caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, product liability claims may result in:

•	delay or termination of clinical trials;

•	decreased demand for any drug candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial subjects;

•	initiation of investigations by regulatory authorities;

•	significant costs to defend the related litigation and diversion of management’s time and our resources;

•	substantial monetary awards to study subjects or patients;

•	product recalls, withdrawals or labeling, marketing or promotional restrictions;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

Although we maintain product liability insurance coverage, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as our drug candidates advance through clinical trials and if we successfully commercialize any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.

We and any potential collaborators may be subject to federal, state, and foreign data protection laws and regulations (i.e., laws and regulations that address privacy and data security). In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of health-related and other personal information could apply to our operations or the operations of our collaborators. In addition, we may obtain health information from third parties (including research institutions from which we obtain clinical trial data) that are subject to privacy and security requirements under federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (HITECH). Depending on the facts and circumstances, we could be subject to civil, criminal, and administrative penalties if we knowingly obtain, use, or disclose individually identifiable health information maintained by a HIPAA-covered entity in a manner that is not authorized or permitted by HIPAA.

Several foreign jurisdictions, including the European Union, or the EU, its member states, the United Kingdom and Australia, among others, have adopted legislation and regulations that increase or change the requirements governing the collection, use, disclosure and transfer of the personal information of individuals in these jurisdictions. These laws and regulations are complex and change frequently, at times due to changes in political climate, and existing laws and regulations are subject to different and conflicting interpretations, which adds to the complexity of processing personal data from these jurisdictions. These laws have the potential to increase costs of compliance, risks of noncompliance and penalties for noncompliance.

International data protection laws, including Directive 95/46/EC (EU Data Protection Directive) and EU Member State implementing legislation, apply to health-related and other personal information of individuals in the EU. These laws impose strict obligations on the ability to process health-related and other personal information of EU data subjects, including in relation to collection, use and transfer. These include several requirements relating to the consent of the individuals to whom the personal data relates, the information provided to the individuals, notification of data processing obligations to the competent national data protection authorities and the security and confidentiality of the personal data. The EU Data Protection Directive prohibits the transfer of personal data to countries outside of the European Economic Area (EEA) such as the United States, which are not considered by the European Commission to provide an adequate level of data protection. Switzerland has adopted similar restrictions. Although there are legal mechanisms to allow for the transfer of personal data from the EEA and Switzerland to the United States, they are subject to legal challenges and uncertainty about compliance with EU data protection laws remains.

Regulation 2016/679, known as the General Data Protection Regulation, or GDPR, will replace the EU Data Protection Directive on May 25, 2018. The GDPR will introduce new data protection requirements in the EU, as well as potential fines for noncompliant companies of up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous new requirements for the collection, use and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulatory authorities and affected individuals of personal data breaches, extensive new internal privacy governance obligations, and obligations to honor expanded rights of individuals in relation to their personal information (e.g., the right to access, correct and delete their data). In addition, the GDPR generally maintains the EU Data Protection Directive’s restrictions on cross-border data transfer. The GDPR will increase our responsibility and liability in relation to personal data that we process, and we may be required to put in place additional potential mechanisms to ensure compliance with the new EU data protection rules.

Further, the United Kingdom’s vote in favor of exiting the EU (often referred to as “Brexit”) has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, it is unclear whether the United Kingdom will enact data protection legislation equivalent to the GDPR and how data transfers to and from the United Kingdom will be regulated.

Compliance with U.S. and international data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure to comply with these laws and regulations could result in government enforcement actions (which could include civil, criminal and administrative penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects, employees and other individuals about whom we or our potential collaborators obtain personal information, as well as the providers who share this information with us, may limit our ability to collect, use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business.

Changes in healthcare law and implementing regulations, as well as changes in healthcare policy, may impact our business in ways that we cannot currently predict, and may have a significant adverse effect on our business and results of operations.

In the United States and some foreign jurisdictions, there have been, and continue to be, several legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of drug candidates, restrict or regulate post-approval activities, and affect our ability to profitably sell any drug candidates for which we obtain marketing approval. Among policy makers and payors in the United States and elsewhere, including in the European Union, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. The Affordable Care Act, among other things: (i) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and expanded rebate liability from fee-for-service Medicaid utilization to include the utilization of Medicaid managed care organizations as well; (ii) established a branded prescription drug fee that pharmaceutical manufacturers of branded prescription drugs must pay to the federal government; (iii) expanded the list of covered entities eligible to participate in the 340B drug pricing program by adding new entities to the program; (iv) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (and 70% commencing on January 1, 2019) point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; (v) extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations; (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability; (vii) established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and (viii) established a Center for Medicare Innovation at the Centers for Medicare and Medicaid Services (CMS) to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

Since its enactment, there have been judicial and Congressional challenges to certain aspects of the Affordable Care Act, as well as recent efforts by the Trump administration to repeal or replace certain aspects of the Affordable Care Act. Since January 2017, President Trump has signed two Executive Orders and other directives designed to delay the implementation of certain provisions of the Affordable Care Act or otherwise circumvent some of the requirements for health insurance mandated by the Affordable Care Act. Additionally, CMS promulgated regulations in 2018 that would give states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the Affordable Care Act for plans sold through such marketplaces. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the Affordable Care Act. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the Affordable Care Act have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the Affordable Care Act on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” Further, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain Affordable Care Act-mandated fees, including the so-called “Cadillac” tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices. Moreover, the Bipartisan Budget Act of 2018, or the BBA, among other things, amends the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole.” Recently, in July 2018, CMS published a final rule permitting further collections and payments to and from certain Affordable Care Act qualified health plans and health insurance issuers under the Affordable Care Act risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Congress may consider additional legislation to repeal, or repeal and replace, other elements of the Affordable Care Act. We continue to evaluate the Affordable Care Act and its possible repeal and replacement, as it remains uncertain the extent to which any such changes may impact our business or financial condition.

Other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year pursuant to the Budget Control Act of 2011 and subsequent laws, which began in 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2027 unless additional Congressional action is taken. New laws may result in additional reductions in Medicare and other healthcare funding, which may adversely affect customer demand and affordability for our products and, accordingly, the results of our financial operations. Additional changes that may affect our business include the expansion of new programs such as Medicare payment for performance initiatives for physicians under the Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, which will first affect physician payment in 2019. At this time, it is unclear how the introduction of the Medicare quality payment program will impact overall physician reimbursement.

Also, there has been heightened governmental scrutiny recently over the manner in which drug manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. Although a number of these, and other potential, proposals will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. For example, since 2016, Vermont requires certain manufacturer identified by the state to justify their price increases.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (“Right to Try Act”) was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

We expect that these and other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our drugs, once marketing approval is obtained.

In the European Union, coverage and reimbursement status of any drug candidates for which we obtain regulatory approval are provided for by the national laws of EU Member States. The requirements may differ across the EU Member States. Also at national level, actions have been taken to enact transparency laws regarding payments between pharmaceutical companies and health care professionals.

We will be subject to applicable fraud and abuse, transparency, government price reporting, and other healthcare laws and regulations. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors will play a primary role in the recommendation and prescription of any future drug candidates we may develop and any drug candidates for which we obtain marketing approval. Our current and future arrangements with healthcare providers, physicians, third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may affect the business or financial arrangements and relationships through which we would market, sell and distribute our products. Even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. The laws that may affect our ability to operate include, but are not limited to:

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The federal Anti-Kickback Statute, which prohibits any person or entity from, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of an item or service reimbursable, in whole or in part, under a federal healthcare program, such as the Medicare and Medicaid programs. The term “remuneration” has been broadly interpreted to include anything of value. The federal Anti-Kickback Statute has also been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other hand. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution.

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Federal civil and criminal false claims laws and civil monetary penalty laws, such as the False Claims Act, or FCA, which imposes significant penalties and can be enforced by private citizens through civil qui tam actions, prohibits individuals or entities from, among other things, knowingly presenting, or causing to be presented, false, fictitious or fraudulent claims for payment of federal funds, and knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to avoid, decrease or conceal an obligation to pay money to the federal government. For example, pharmaceutical companies have been prosecuted under the FCA in connection with their alleged off-label promotion of drugs, purportedly concealing price concessions in the pricing information submitted to the government for government price reporting purposes, and allegedly providing free product to customers with the expectation that the customers would bill federal health care programs for the product. In addition, a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims.

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HIPAA, among other things, imposes criminal liability for executing or attempting to execute a scheme to defraud any healthcare benefit program, including private third-party payors, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense, and creates federal criminal laws that prohibit knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation, or making or using any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items or services.

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HIPAA, as amended by HITECH, and their implementing regulations, which imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon entities subject to the law, such as health plans, healthcare clearinghouses and certain healthcare providers and their respective business associates that perform services for them that involve individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in U.S. federal courts to enforce HIPAA laws and seek attorneys’ fees and costs associated with pursuing federal civil actions.

•	Federal and state consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers.

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The federal transparency requirements under the Physician Payments Sunshine Act, created under the Affordable Care Act, which requires, among other things, certain manufacturers of drugs, devices, biologics and medical supplies reimbursed under Medicare, Medicaid, or the Children’s Health Insurance Program to report to the CMS information related to payments and other transfers of value provided to physicians and teaching hospitals and physician ownership and investment interests, including such ownership and investment interests held by a physician’s immediate family members.

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State and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, that may impose similar or more prohibitive restrictions, and may apply to items or services reimbursed by any non-governmental third-party payors, including private insurers.

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State and foreign laws that require pharmaceutical companies to implement compliance programs, comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or to track and report gifts, compensation and other remuneration provided to physicians and other health care providers, state and local laws that require the registration of pharmaceutical sales representatives and other federal, state and foreign laws that govern the privacy and security of health information or personally identifiable information in certain circumstances, including state health information privacy and data breach notification laws which govern the collection, use, disclosure, and protection of health-related and other personal information, many of which differ from each other in significant ways and often are not pre-empted by HIPAA, thus requiring additional compliance efforts.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who could influence the use of our drug candidates, if approved. Because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who may influence the ordering of and use our drug candidates, if approved, to be in violation of applicable laws.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Responding to investigations can be time-and resource-consuming and can divert management’s attention from the business. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. If our operations are found to be in violation of any of these laws or any other current or future governmental laws and regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations, any of which could substantially disrupt our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs.

We are subject to certain U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations. We can face serious consequences for violations.

U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions, and other trade laws and regulations, or, collectively, Trade Laws, prohibit, among other things, companies and their employees, agents, clinical research organizations, legal counsel, accountants, consultants, contractors, and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of Trade Laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We also expect our non-U.S. activities to increase over time. We expect to rely on third parties for research, preclinical studies, and clinical trials and/or to obtain necessary permits, licenses, patent registrations, and other marketing approvals. We can be held liable for the corrupt or other illegal activities of our personnel, agents, or partners, even if we do not explicitly authorize or have prior knowledge of such activities.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We, and the third parties with whom we share our facilities, are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Each of our operations involve the use of hazardous and flammable materials, including chemicals and biological and radioactive materials. Each of our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. We could be held liable for any resulting damages in the event of contamination or injury resulting from the use of hazardous materials by us or the third parties with whom we share our facilities, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities. We do not maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research and development. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to Ownership of our Common Stock and this Offering

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to this offering. The initial public offering price for our common stock will be determined through negotiations between the underwriters and us and may vary from the market price of our common stock following this offering. If you purchase shares of our common stock in this offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of this offering or, if it does develop, it may not be sustainable. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	results of clinical trials of PRN1008, PRN2246, PRN1371 and any other future drug candidates or those of our competitors, including public misperception of our trial results;

•	overall performance of the equity markets;

•	our operating performance and the performance of other similar companies;

•

changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	regulatory or legal developments in the United States and other countries;

•	the level of expenses related to PRN1008, PRN2246, PRN1371 and any other future drug candidates or clinical development programs;

•	announcements of acquisitions, strategic alliances or significant agreements by us or by our competitors;

•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

•	the results of our efforts to discover, develop, acquire or in-license additional drug candidates;

•	recruitment or departure of key personnel;

•	our inability to obtain or delays in obtaining adequate drug supply for any approved drug or inability to do so at acceptable prices;

•	significant lawsuits, including patent or stockholder litigation;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	the economy as a whole and market conditions in our industry;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many biopharmaceutical companies. Stock prices of many biopharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business and adversely affect our business.

Substantial amounts of our outstanding shares may be sold into the market when lock-up or market standoff periods end. If there are substantial sales of shares of our common stock, the price of our common stock could decline.

The price of our common stock could decline if there are substantial sales of our common stock, particularly sales by our directors, executive officers, and significant stockholders, or if there is a large number of shares of our common stock available for sale. After this offering, we will have            outstanding shares of our common stock, based on the number of shares outstanding as of June 30, 2018 and the shares issuable upon conversion of our Series C convertible preferred stock issued in August 2018, and assuming the conversion of all outstanding shares of our preferred stock into common stock upon the completion of this offering. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 180 days after the date of this prospectus. Shares held by directors, executive officers and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act and various vesting agreements. The underwriters may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

After our initial public offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. Our operating results may fluctuate due to a variety of factors, many of which are outside of our control and may be difficult to predict. As a result, comparing our operating results on a period-to-period basis may not be meaningful. This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering, but we currently expect such uses will include our ongoing clinical development of PRN1008, PRN2246 and PRN1371, our ongoing preclinical development of our other drug candidates and our other research and development activities. We will have broad discretion in the application of the net proceeds, including working capital and other general corporate purposes, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from our initial public offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

Our failure to meet the continued listing requirements of the Nasdaq Global Market could result in a delisting of our common stock.

If, after listing, we fail to satisfy the continued listing requirements of the Nasdaq Global Market, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq’s listing requirements.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act, and we intend to take advantage of some of the exemptions from reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and

•	not being required to hold a non-binding advisory vote on executive compensation or obtain stockholder approval of any golden parachute payments not previously approved.

Further, the JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition time to comply with new or revised accounting standards as applicable to public companies. We are choosing to elect the extended transition period for complying with new or revised accounting standards applicable to public companies. We have elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non- affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could result in sanctions or other penalties that would harm our business.

After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act and the rules and regulations of the Nasdaq Global Market. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Form 10-K filing for that year, as required by Section 404 of the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner.

We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if industry analysts cease coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause our common stock price and trading volume to decline.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per

share after this offering. Based on an assumed initial public offering price of our common stock of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of $        per share, representing the difference between our adjusted net tangible book value per share after this offering and the initial public offering price per share. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock under our equity incentive plans, upon vesting of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Based upon shares outstanding as of July 31, 2018, prior to this offering, our executive officers, directors and the holders of more than 5% of our outstanding common stock as of July 31, 2018, in the aggregate, beneficially owned approximately 94.3% of our common stock, and upon the closing of this offering, that same group, in the aggregate, will beneficially own approximately     % of our common stock, assuming no exercise by the underwriters of their over-allotment option, no exercise of outstanding options or warrants, and after giving effect to the issuance of shares in this offering. As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering could make a merger, tender offer or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the closing of this offering, our status as a Delaware corporation and the anti-takeover provisions of the Delaware General Corporation Law may discourage, delay or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change of control would be beneficial to our existing stockholders. In addition, our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering will contain provisions that may make the acquisition of our company more difficult, including the following:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

the requirement for the affirmative vote of holders of at least two-thirds of the voting power of all of the then-outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the management of our business or our amended and restated bylaws, which may inhibit the ability of an acquiror to effect such amendments to facilitate an unsolicited takeover attempt; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, including risks described in the section titled “Risk Factors” and elsewhere in this prospectus, regarding, among other things:

•	our expectations regarding the timing and success of our preclinical studies and clinical trials of our drug candidates;

•	our expectations regarding our ability to obtain and report data from clinical trials in certain timeframes;

•	our ability to identify and enroll patients in our clinical trials;

•	the success and timing of our research and development programs;

•	the likelihood of regulatory approvals of our drug candidates;

•	the potential market opportunities for commercializing our drug candidates, if approved;

•	our expectations regarding the potential market size and the size of the patient populations for our drug candidates, if approved for commercial uses;

•	our reliance on third-party manufacturers to manufacture and supply our drug candidates;

•

our ability to develop, acquire and advance drug candidates into, and successfully complete, clinical trials, the initiation, timing, progress and results of future preclinical studies and clinical trials;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our drug candidates;

•	our ability to retain and recruit key personnel;

•	our anticipated capital expenditures and our estimates regarding our capital requirements;

•	our ability to stay abreast of new or modified laws and regulations that currently apply or become applicable to or our business;

•	the impact of changes in the tax code as a result of recent federal tax legislation and uncertainty as to how some of those changes may be applied;

•	unavailability of capital;

•	general economic conditions;

•	risk of future legal proceedings; and

•	other risks and factors listed under the section titled “Risk Factors” and elsewhere in this prospectus.

We operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

MARKET, INDUSTRY AND OTHER DATA

This prospectus contains estimates and information concerning our industry, including market size and growth rates of the markets in which we participate, that are based on industry publications and reports. This information involves many assumptions and limitations, and you are cautioned not to give undue weight to these estimates. We have not independently verified the accuracy or completeness of the data contained in these industry publications and reports. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors,” that could cause results to differ materially from those expressed in these publications and reports.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of $        million (or approximately $        million if the underwriters’ option to purchase additional shares of our common stock from us is exercised in full) based on an assumed initial public offering price of $        per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share (the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million, assuming the assumed initial public offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

The principal purposes of this offering are to (i) increase our capitalization and financial flexibility and (ii) create a public market for our common stock. We intend to use the net proceeds we receive from this offering, together with our cash and cash equivalents, to fund our ongoing clinical activities and development of PRN1008, PRN2246 and PRN1371, including investing in our planned and ongoing clinical trials as follows:

•

PRN1008: approximately $             million to complete the Phase 2 clinical trial and its extension in the treatment of pemphigus a portion of the cost of our Phase 3 clinical trial for the treatment of pemphigus and to continue clinical trials for the treatment of ITP;

•	PRN2246: approximately $ million to fund our obligations under the Sanofi Agreement; and

•	PRN1371: approximately $ million to complete our Phase 1 clinical trial.

Remaining net proceeds, if any, will be used to fund our continued research efforts and ongoing clinical activities, development of our other drug candidates and other general corporate purposes, including working capital, operating expenses and capital expenditures. We may also use a portion of the remaining net proceeds and our existing cash, cash equivalents and marketable securities to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments or obligations to do so.

We believe that our existing cash and cash equivalents, together with the net proceeds from this offering, will be sufficient to fund our planned operations for at least 12 months following the date of this offering. After this offering, we will require substantial capital in order to advance our current and any other future drug candidates through pivotal clinical trials, regulatory approval and commercialization. For additional information regarding our potential capital requirements, see “Risk Factors—Even if this offering is successful, we will require substantial additional funding to finance our operations, complete development and any commercialization of our drug candidates and evaluate future drug candidates. If we are unable to raise this funding when needed, we may be forced to delay, reduce or eliminate our drug development programs or other operations.” In addition, we will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2018:

•	on an actual basis;

•

on a pro forma basis to give effect to: (i) the sale and issuance in August 2018 of 31,563,650 shares of our Series C convertible preferred stock at $1.5841 per share for net proceeds of $49.7 million; (ii) the conversion of all of our outstanding shares of convertible preferred stock (including our Series C convertible preferred stock) into an aggregate of 143,163,564 shares of our common stock; (iii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon conversion of the warrants to purchase preferred stock into warrants to purchase common stock; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, in each case, immediately on the completion of this offering, and

•

on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) our receipt of estimated net proceeds from the sale and issuance of                 shares of common stock that we are offering at an assumed initial public offering price of $         per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of June 30, 2018
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$18,324	$68,024

Convertible preferred stock warrant liability	$2,085	$—
Convertible preferred stock, $0.0001 par value, 113,680,282 shares authorized, 111,599,914 shares issued, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	128,531	—
Stockholders’ deficit:
Preferred stock, $0.0001 par value, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.0001 par value, 141,432,765 shares authorized at 6,522,557 shares issued and outstanding, actual; shares authorized, 149,686,121 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1	15
Additional paid-in capital	8,250	188,552
Accumulated other comprehensive loss	(90)	(90)
Accumulated deficit	(148,467)	(148,467)

Total stockholders’ equity (deficit)	(140,306)	40,010

Total capitalization	$(9,690)	$40,010

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total

stockholders’ (deficit) equity and total capitalization by approximately $                 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                 million, assuming the assumed initial public offering price of $         per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ (deficit) equity, total capitalization and shares of common stock outstanding as of June 30, 2018 would be $        , $        , $        , $         and                 , respectively.

The number of shares of common stock to be outstanding after this offering is based on 6,522,557 shares of common stock outstanding as of June 30, 2018, and includes an aggregate of 111,599,914 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of June 30, 2018 and 31,563,650 shares of common stock issuable upon conversion of our Series C convertible preferred stock issued in August 2018, and excludes:

•

18,663,360 shares of common stock issuable on the exercise of stock options outstanding as of June 30, 2018 under our 2008 Equity Incentive Plan, or 2008 Plan, with a weighted-average exercise price of $0.57 per share;

•

45,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 with a weighted-average exercise price of $1.00 per share, which warrants are exercisable to purchase shares of our Series A preferred stock;

•

1,526,520 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 with a weighted-average exercise price of $0.99 per share, which warrants are exercisable to purchase shares of our Series B-3 preferred stock;

•	198,335 shares of issued and outstanding restricted common stock that were subject to repurchase as of June 30, 2018;

•

            shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, or 2018 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future increases in the number of shares of common stock reserved for issuance under our 2018 Plan and any shares underlying outstanding stock awards granted under our 2008 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Incentive Award Plans”; and

•

            shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, or ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, and any automatic increases in the number of shares of common stock reserved for future issuance under our ESPP.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

As of June 30, 2018, we had a historical net tangible book value (deficit) of $(140.3) million, or $(21.51) per share of common stock. Our net tangible book value (deficit) represents the amount of our total tangible assets less total liabilities and convertible preferred stock, divided by the number of our shares of common stock outstanding as of June 30, 2018.

Our pro forma net tangible book value (deficit) as of June 30, 2018 was $40.0 million, or $0.27 per share. Pro forma net tangible book value before the issuance and sale of shares in this offering, gives effect to the conversion of all of our outstanding shares of convertible preferred stock and the conversion of our Series C convertible preferred stock issued in August 2018 into an aggregate of 143,163,564 shares of our common stock.

After giving effect to the sale by us of                  shares of common stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value as of December 31, 2017 would have been $          million, or $          per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $          per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of common stock. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share			$
Historical net tangible book value (deficit) per share as of June 30, 2018		$(21.51)
Pro forma increase in net tangible book value (deficit) per share		$21.78

Pro forma net tangible book value per share as of June 30, 2018		$0.27
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	$

Pro forma as adjusted net tangible book value per share after this offering			$

Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering			$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $          per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $          per share and increase (decrease) the dilution to new investors by $          per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $          per share and decrease (increase) the dilution to new investors by approximately $          per share, in each case assuming the assumed initial public offering price of $          per share of common stock remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of common stock in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $            per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $            per share.

The following table summarizes, as of June 30, 2018, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share             (i) paid to us by existing stockholders and (ii) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Acquired			Total Consideration			Average Price Per Share
(in thousands, except shares and per share amounts)	Number	Percent		Amount	Percent
Existing stockholders	149,686,121		%	$178,688		%	$1.19
New investors

Totals		100%		$	100%

Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $            million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of common stock to be outstanding after this offering is based on 6,522,557 shares of common stock outstanding as of June 30, 2018, and includes an aggregate of 111,599,914 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of June 30, 2018 and 31,563,650 shares of common stock issuable upon conversion of our Series C convertible preferred stock issued in August 2018, and excludes:

•

18,663,360 shares of common stock issuable on the exercise of stock options outstanding as of June 30, 2018 under our 2008 Equity Incentive Plan, or 2008 Plan, with a weighted-average exercise price of $0.57 per share;

•

45,000 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 with a weighted-average exercise price of $1.00 per share, which warrants are exercisable to purchase shares of our Series A preferred stock;

•

1,526,520 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2018 with a weighted-average exercise price of $0.99 per share, which warrants are exercisable to purchase shares of our Series B-3 preferred stock;

•	198,335 shares of issued and outstanding restricted common stock that were subject to repurchase as of June 30, 2018;

•

            shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan, or 2018 Plan, which will become effective once the registration statement of which this prospectus forms a part is declared effective, as well as any future increases in the number of shares of common stock reserved for issuance under our 2018 Plan and any shares underlying outstanding stock awards granted under our 2018 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled “Executive Compensation—Incentive Award Plans”; and

•

            shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, or ESPP, which will become effective once the registration statement of which this prospectus forms a part is declared effective, and any automatic increases in the number of shares of common stock reserved for future issuance under our ESPP.

To the extent that any outstanding options are exercised or new options are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. If all outstanding options under our 2008 Plan as of June 30, 2018 were exercised or settled, then our existing stockholders, including the holders of these options, would own     % and our new investors would own     % of the total number of shares of our common stock outstanding on the completion of this offering.

SELECTED CONSOLIDATED FINANCIAL DATA

The following tables summarize our consolidated financial data for the periods and as of the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2016 and 2017, and the consolidated balance sheet data as of December 31, 2016 and 2017, from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the six months ended June 30, 2017 and 2018, and the consolidated balance sheet data as of June 30, 2018, from our unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes. You should read the following selected consolidated financial data together with our consolidated financial statements and related notes included elsewhere in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended December 31,		Six Months Ended June 30,
(in thousands, except share and per share amounts)	2016	2017	2017	2018
			(Unaudited)
Consolidated Statements of Operations Data:
Revenue	$—	$5,247	$361	$24,436
Operating expenses:
Research and development	22,290	25,390	11,786	17,655
General and administrative	4,763	6,443	3,100	4,378

Total operating expenses	27,053	31,833	14,886	22,033

Loss from operations	(27,053)	(26,586)	(14,525)	2,403
Other income (expense), net	308	5,096	(172)	(296)
Interest expense	(3,893)	(7,207)	(4,045)	—

Net income (loss)	$(30,638)	$(28,697)	$(18,742)	$2,107

Net income (loss) attributable to common stockholders	$(30,638)	$(28,697)	$(18,742)	$—

Net income (loss) per share, basic(1)	$(6.59)	$(5.55)	$(3.84)	$—

Net income (loss) per share, diluted(1)	$(6.59)	$(5.55)	$(3.84)	$—

Weighted-average number of shares outstanding, basic(l)	4,647,299	5,175,267	4,880,401	5,960,223

Weighted-average number of shares outstanding, diluted(1)	4,647,299	5,175,267	4,880,401	13,703,840

Pro forma net income (loss) per share, basic (unaudited)(l)		$(0.28)		$0.02

Pro forma net income (loss) per share, diluted (unaudited)(l)		$(0.28)		$0.02

Pro forma weighted-average number of shares outstanding, basic (unaudited)(1)		99,039,857		117,560,137

Pro forma weighted-average number of shares outstanding, diluted (unaudited)(1)		99,039,857		125,303,754

(1)

See Note 10 to our consolidated financial statements and Note 11 to our unaudited condensed consolidated financial statements for further details on the calculation of net loss per share, basic and diluted, and the weighted-average number of shares used in the per share amounts and unaudited pro forma information.

	December 31,		June 30,
(in thousands)	2016	2017	2018
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$5,867	$41,054	$18,324
Working deficit(1)	(11,288)	(8,299)	(9,632)
Total assets	7,559	43,503	32,445
Convertible preferred stock warrant liability	1,050	1,576	2,085
Convertible preferred stock	104,926	128,531	128,531
Accumulated deficit	(121,877)	(150,574)	(148,467)
Total stockholders’ deficit	(116,650)	(143,462)	(140,306)

(1)

We define working deficit as current assets less current liabilities. See our consolidated financial statements and our unaudited condensed consolidated financial statements for further details regarding our current assets and current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS.

You should read the following discussion and analysis of our financial condition and results of operations together with the section of this prospectus titled “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes to those statements included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives, expectations, forecasts and projections. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under the section titled “Risk Factors” and elsewhere in this prospectus. You should carefully read the “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Overview

We are a clinical-stage biopharmaceutical company dedicated to bringing transformative oral therapies to patients with significant unmet medical needs in immunology and oncology. Our proprietary Tailored Covalency® platform enables us to design and develop reversible covalent and irreversible covalent, small molecule inhibitors with potencies and selectivities that we believe will rival those of injectable biologics, yet maintain the convenience of a pill. We have produced three new drug candidates from our platform, resulting in four clinical programs in our first seven years of operation. We plan to advance our lead program, PRN1008, a wholly owned Bruton’s Tyrosine Kinase, or BTK, inhibitor, into a pivotal Phase 3 trial for the treatment of pemphigus by the end of 2018. We retain full, worldwide rights to our most advanced programs, PRN1008 and PRN1371, and have established ongoing collaborations with Genzyme Corporation, a Sanofi company, or Sanofi, and AbbVie Biotechnology Limited, or AbbVie, for our other programs.

Since commencing operations in 2011, we have devoted substantially all of our resources to identifying and developing our drug candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. Our clinical pipeline programs include PRN1008, a reversible BTK inhibitor for the treatment of PV; PRN1008 for the treatment of immune thrombocytopenic purpura, or ITP; PRN2246, an irreversible BTK inhibitor that was designed to cross the blood-brain barrier, for the treatment of multiple sclerosis, or MS, and other central nervous system, or CNS, disorders; and PRN1371, an irreversible inhibitor of Fibroblast Growth Factor Receptor, or FGFR, for the treatment of solid tumors.

•

Based on the interim results from our Phase 2 trial in pemphigus, we plan to initiate a global Phase 3 trial for PRN1008 in pemphigus by the end of 2018. We are currently enrolling a Phase 2 trial for ITP, which started in the first quarter of 2018. In the future, we intend to assess one or more additional indications with PRN1008 to demonstrate the broad utility of this molecule across several immunological indications. It is our intention to commercialize PRN1008, if approved, by developing our own sales organization targeting dermatologists and hematologists at specialized centers in the United States.

•

In November 2017, we entered into an exclusive licensing agreement with Sanofi for the continued development of PRN2246, our BTK inhibitor that was designed to cross the blood-brain barrier. Pursuant to our agreement with Sanofi, following our completion of Phase 1, Sanofi will assume primary development efforts of this drug candidate for the treatment of MS. Prior to the initiation of the Phase 3 trials for PRN2246, we will decide whether to exercise our option to fund a portion of the development costs for these trials in exchange for additional economic rights.

•

We have completed the dose-escalation portion of our Phase 1 trial with our FGFR inhibitor for the treatment of certain solid tumors. With a well-tolerated and pharmacologically active dose now identified, we intend to initially study PRN1371 for treatment of early- and late-stage bladder cancer.

•	In June 2017, we entered into a collaboration agreement with AbbVie, for the research and development of oral immunoproteasome inhibitors.

•

As we have with our Sanofi and AbbVie collaborations, we intend to selectively use partnering as a strategic tool to advance and evolve into a fully integrated biopharmaceutical company and intend to retain commercial rights for our wholly owned programs within the United States in a way that maximizes the value of our drug candidates.

•	We intend to continue to invest in new highly selective, oral drug candidates against important targets in immunology and oncology.

As of June 30, 2018, we have financed our operations primarily with proceeds totaling $127.3 million from private placements of our convertible preferred stock and convertible notes, which have since been converted into preferred stock, and with payments from license and research collaborations totaling $55.0 million. In 2017, we received non-refundable upfront payments of $40.0 million and $15.0 million from our collaboration agreements with Sanofi and AbbVie, respectively. In May 2018, we amended our collaboration agreement with Sanofi and received an additional $10.0 million in July 2018 and $5.0 million in August 2018 from Sanofi. As of June 30, 2018, we held cash, cash equivalents and marketable securities totaling $18.3 million. In August 2018, we sold 31,563,650 shares of Series C convertible preferred stock at a price of $1.5841 per share for net proceeds of $49.7 million.

We do not have any products for sale and have not generated any product revenue since our inception. As of June 30, 2018, all of our revenue has been generated from the non-refundable upfront payments received from our agreements with Sanofi and AbbVie. For the six months ended June 30, 2017 and 2018, we recorded a net loss of $18.7 million and net income of $2.1 million, respectively. As of June 30, 2018, we have an accumulated deficit of $148.5 million, and we do not expect positive cash flows from operations in the foreseeable future. For the years ended December 31, 2016 and 2017, our net losses were $30.6 million and $28.7 million, respectively. We expect to continue to incur significant expenses and net operating losses as we advance our clinical drug candidates and expand our pipeline, seek regulatory approval and, if successful, proceed to commercial launch activities. Furthermore, upon the completion of this offering we expect to incur additional costs associated with operating as a public company. In addition, we do not yet have a sales organization or commercial infrastructure. Accordingly, we will incur significant expenses to develop a sales organization or commercial infrastructure in advance of generating any commercial product sales. As a result, we will need substantial additional capital to support our operating activities. We currently anticipate that we will seek to fund our operations through equity or debt financings or other sources, such as potential collaboration agreements with third parties. Adequate funding may not be available to us on acceptable terms, or at all. If sufficient funds on acceptable terms are not available when needed, we could be required to significantly reduce our operating expenses and delay, reduce the scope of or eliminate one or more of our development programs. Based on our planned operations, we do not expect that our current cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least 12 months after the date the condensed consolidated financial statements are issued without raising additional capital through equity or debt financing, or potential additional collaboration proceeds. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations.

Sanofi Agreement

In November 2017, we entered into the Sanofi Agreement for an exclusive license to PRN2246 and backup molecules for development in MS and other CNS diseases. Under the Sanofi Agreement, we will complete Phase 1, and Sanofi will take on all further development activities. We and Sanofi will each be responsible for certain early development costs, and Sanofi will be responsible for all further development and commercialization costs, subject to our Phase 3 option described below.

Sanofi has an exclusive license for PRN2246 and its backups for the CNS field, which includes indications of the central nervous system, retina and ophthalmic nerve. We have agreed not to develop other BTK inhibitors within the CNS field, and Sanofi has agreed not to develop PRN2246 or its backups for any indications outside the CNS field. In the event that we cease all development and commercialization of our other BTK inhibitors or unilaterally decide to offer Sanofi a field expansion, Sanofi could expand its field upon payment to us of a field expansion payment as well as potential milestones payments and royalties within the expanded field.

In December 2017, we received a $40.0 million upfront payment. Under the Sanofi Agreement, our deliverables are (i) granting a license of rights to PRN2246, (ii) transfer of technology (know-how) related to PRN2246, and (iii) performance of research and development services related to our responsibilities under the early development plan. For the year ended December 31, 2017, we recognized approximately $1.9 million in revenue related to the Sanofi Agreement. In May 2018, we amended the Sanofi Agreement to include additional activities under the early development plan and to modify the definition of one of the milestone payments. In July 2018, we received a $10.0 million payment and, in August 2018, we received an additional $5.0 million payment from Sanofi for the completion of a major part of the Phase 1 trial, pursuant to the amendment.

For the six months ended June 30, 2018, we recognized approximately $21.4 million in revenue related to the Sanofi Agreement. Deferred revenue related to the Sanofi Agreement was $38.1 million and $26.7 million at December 31, 2017 and June 30, 2018, respectively. Amounts for certain early development plan costs subject to reimbursement from Sanofi, recorded as a reduction of research and development expense, totaled $0.2 million for the year ended December 31, 2017 and $0.4 million for the six months ended June 30, 2018.

Under the amended Sanofi Agreement, we may receive development, regulatory and commercial milestones up to an aggregate of $765.0 million, as well as royalties up to the mid-teens. We have an option to fund a portion of Phase 3 development costs in return for, at our option, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in royalties up to the high-teens. Only the additional royalty option would be available if we develop PRN1008 for major enumerated indications overseen by the FDA’s Division of Pulmonary, Allergy and Rheumatology Products or if we experience a change of control involving certain Sanofi competitors. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis until the later of the date that all of our patent rights that claim a composition of matter of such product expire in such country, the date of expiration of regulatory exclusivity for such product in such country, or the date that is ten years from the first commercial sale of such product in such country.

AbbVie Agreement

In June 2017, we entered into the AbbVie Agreement related to the research and development of oral immunoproteasome inhibitors. Under the AbbVie Agreement, we and AbbVie will collaborate on the research and preclinical development of one or more oral immunoproteasome inhibitors with each company bearing its own costs. Following the expiration of the two-year research term (which can be extended by Abbvie for up to six months), AbbVie will become responsible, at its sole cost, for all further development and commercialization activities for each such compound.

In June 2017, we received an upfront payment of $15.0 million. Under the AbbVie Agreement, we may receive additional development, regulatory and commercial milestones of up to an aggregate of $667.5 million, as well as tiered royalties in the high single digits. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis, until the later of (i) the date that all patent rights that claim a composition of matter of such product expire in such country, (ii) the date of expiration of regulatory exclusivity for such product in such country, or (iii) the date that is ten years from the first commercial sale of such product in such country.

Exclusivity obligations, which vary depending on the stage of development, apply to us and AbbVie with respect to research and development of certain other inhibitors of the immunoproteasome.

None of the future milestones are considered substantive milestones due to the fact that the achievement of the events underlying the payments predominantly relates to AbbVie’s performance. Under the AbbVie Agreement, our deliverables are (i) grant a license of rights to certain licensed compounds to develop and commercialize oral immunoproteasome inhibitors, (ii) transfer of technology (know-how) related to the oral immunoproteasome inhibitors program, and (iii) provide research and development services during the two-year research period, which can be extended for up to six months. For the six months ended June 30, 2017 and 2018, we recognized approximately $0.4 million and $3.0 million, respectively, in revenue related to the AbbVie Agreement. For the year ended December 31, 2017, we recognized approximately $3.4 million in revenue related to the AbbVie Agreement. Deferred revenue related to the AbbVie Agreement was $11.6 million and $8.6 million at December 31, 2017 and June 30, 2018, respectively.

University of California License Agreements

In November 2009, we entered into a license agreement, or the First Agreement, with the Regents of the University of California, or the Regents, which was amended in October 2010, February 2011, and amended and restated in May 2012. In September 2011, we entered into a separate license agreement, or the Second Agreement, with Regents which was amended and restated in December 2013. We refer to the First Agreement and the Second Agreement together as the UC Agreements. Under the UC Agreements, the Regents have granted to us exclusive, worldwide licenses, with the right to grant sublicenses, under the Regents’ patent rights in certain patent applications to make, use, sell, offer for sale, and import products and services and practice methods covered by such patent applications in all fields of use.

We have paid the Regents license fees of $30,000 and $10,000 under the First Agreement and the Second Agreement, respectively, and we are required to pay the Regents annual license maintenance fees equal to $30,000 and $10,000 for the First Agreement and Second Agreement, respectively, prior to launching any licensed product. We may be obligated to make one-time regulatory and development milestone payments under the First Agreement or the Second Agreement, for future drug candidates. We are obligated to pay the Regents tiered royalty payments in the low single digits on net sales of the licensed products. The royalty is payable under the First Agreement or the Second Agreement, but not both. For licensed products under the First Agreement, we have to pay a minimum annual royalty payment of $50,000 beginning in the calendar year after the first commercial sale of a licensed product occurs. The royalties are subject to standard reductions and are payable until the patents upon which such royalties are based expire or are held invalid. The patents issuing under the First Agreement will expire between 2024 and 2030 and under the Second Agreement will expire in 2033, subject to any potential patent term extensions. Additionally, we are obligated to pay the Regents payments on non-royalty licensing revenue we receive from our sub-licensees for products covered by UC patents. The UC Agreements require us to pay IPO milestone payments under each of the First Agreement and Second Agreement upon the closing of this offering. Based on an assumed initial public offering price of $        , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, the aggregate IPO milestone payments payable by us under the UC Agreements would be approximately $        .

Under the UC Agreements, we are required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products which include obligations to meet certain development-stage milestones within specified periods of time and to market the resulting licensed products in sufficient quantity to meet market demand. We have the right and option to extend the date by which we must meet any milestone in one year extensions by paying an extension fee for second and subsequent extension, provided we can demonstrate we made diligent efforts to meet the milestone.

Components of Operating Results

Revenue

To date, all of our revenue has been generated from payments pursuant to our collaboration arrangements with Sanofi and AbbVie.

In connection with the Sanofi Agreement, we received a $40.0 million non-refundable upfront payment in December 2017, a $10.0 million payment in July 2018 for the completion of a major part of the Phase 1 trial in May 2018, and a $5.0 million payment in August 2018 for the completion of preclinical toxicology studies in July 2018. We considered the provisions of the revenue recognition multiple-element arrangement guidance and concluded that the delivered license does not have standalone value at the inception of the arrangement due to our proprietary expertise with respect to the licensed compound and related ongoing developmental participation under the agreement, which is required for Sanofi to fully realize the value from the delivered license. Therefore, the aggregate $55.0 million received related to this combined unit of accounting is recognized as revenue ratably over the estimated performance period under the Sanofi Agreement and the amended Sanofi Agreement, which is estimated to continue through the fourth quarter of 2018. For the six months ended June 30, 2018, we recognized approximately $21.4 million in revenue from Sanofi. For the year ended December 31, 2017, we recognized approximately $1.9 million in revenue from Sanofi. Deferred revenue related to the Sanofi Agreement was $38.1 million and $26.7 million at December 31, 2017 and June 30, 2018, respectively.

In connection with the AbbVie Agreement, we received a $15.0 million non-refundable upfront payment in June 2017. We considered the provisions of the revenue recognition multiple-element arrangement guidance and concluded that the delivered license does not have standalone value at the inception of the arrangement due to our proprietary expertise with respect to the licensed compounds and related ongoing developmental participation under the AbbVie Agreement, which is required for AbbVie to fully realize the value from the licensed compound. Therefore, the $15.0 million received related to this combined unit of accounting is recognized as revenue over the estimated performance period, which is estimated to continue through the fourth quarter of 2019. For the six months ended June 30, 2017 and 2018, we recognized approximately $0.4 million and $3.0 million, respectively in revenue from AbbVie. For the year ended December 31, 2017, we recognized approximately $3.4 million in revenue from AbbVie. Deferred revenue related to the AbbVie Agreement was $11.6 million and $8.6 million at December 31, 2017 and June 30, 2018, respectively.

Operating Expenses

We classify our operating expenses into two categories: research and development and general and administrative.

Research and Development

Our research and development expenses account for a significant portion of our operating expenses and relate to expenses incurred in connection with research and development activities, including the preclinical and clinical development of our drug candidates. These expenses primarily consist of preclinical and clinical expenses; payroll and personnel expenses, including stock-based compensation, for our research and development employees; consulting costs, laboratory supplies and facilities costs. We expense both internal and external research and development costs as they are incurred. Non-refundable advance payments for services that will be used or rendered for future research and development activities are recorded as prepaid expenses and recognized as an expense as the related services are performed.

Our external research and development expenses consist primarily of:

•	expenses incurred under contract research organizations, investigative clinical trial sites and other vendors involved in conducting our clinical trials;

•	expenses incurred with contract manufacturing organizations for manufacturing process development, scale up and both substance and manufacturing for our drug candidates;

•	expenses incurred with third party vendors for performing preclinical testing on our behalf; and

•	consulting fees and certain laboratory supply costs related to the execution of preclinical studies and clinical trials.

With respect to internal costs, several of our departments support multiple clinical programs, and we do not allocate those costs by clinical program. Internal research and development expenses consist primarily of personnel-related costs, facilities and infrastructure costs and certain laboratory supplies and non-capitalized equipment used for internal research and development activities.

We expect our research and development expenses to increase over the next several years as we continue to execute on our business strategy, advance our current programs and expand our research and development efforts, and pursue regulatory approvals of any of our drug candidates that successfully complete clinical trials.

General and Administrative

General and administrative expenses consist primarily of payroll and personnel-related expenses, including stock-based compensation, for our personnel in finance, human resources, business and corporate development and other administrative functions, professional consulting fees for legal and accounting services, costs related to our intellectual property and other allocated costs, such as facility expenses not otherwise allocated to research and development, and infrastructure costs.

We expect our general and administrative expenses to increase as a result of operating as a public company. Additional expenses include those related to compliance with the rules and regulations of the U.S. Securities and Exchange Commission, or SEC, and the Nasdaq Global Market, additional insurance expenses, investor relations activities and other administrative and professional services.

Other Income (Expense), Net

Other income (expense), net, consists primarily of changes in fair value related to the outstanding convertible preferred stock warrant liability and the convertible notes redemption features liability.

Interest Expense

Interest expense consists primarily of interest expense related to our debt obligation, and the accretion of non-cash debt discounts related to the beneficial conversion features in our convertible notes, the convertible notes redemption features and the convertible preferred stock warrants.

Results of Operations

Comparison of the Six Months Ended June 30, 2017 and 2018

The following table summarizes our results of operations for the six months ended June 30, 2017 and 2018 (dollars in thousands):

	Six Months Ended June 30,		Change
	2017	2018	$	%
Revenue	$361	$24,436	$24,075	*
Operating expenses:
Research and development	11,786	17,655	5,869	50%
General and administrative	3,100	4,378	1,278	41%

Total operating expenses	14,886	22,033	7,147	48%
Income (loss) from operations	(14,525)	2,403	16,928	-117%
Other expense, net	(172)	(296)	(124)	*
Interest expense	(4,045)	—	4,045	-100%

Net income (loss)	$(18,742)	$2,107	$20,849	-111%

*	Percentage not meaningful

Revenue

Revenue for the six months ended June 30, 2018 was $24.4 million consisting of a portion of the upfront payments received in connection with the Sanofi Agreement and the AbbVie Agreement, as well as a portion of the payment from Sanofi for completing a major part of the Phase 1 trial in May 2018. Revenue for the six months ended June 30, 2017 was $0.4 million consisting of a portion of the upfront payments received in connection with the AbbVie Agreement, which was signed in June 2017.

The aggregate payments of $50.0 million under the Sanofi Agreement are being recognized ratably over the estimated performance period, and we recorded approximately $21.4 million in revenue related to the Sanofi Agreement for the six months ended June 30, 2018.

The nonrefundable upfront payment under the AbbVie Agreement is being recognized ratably over the estimated performance period, and we recorded approximately $0.4 million and $3.0 million in revenue related to the AbbVie Agreement for the six months ended June 30, 2017 and 2018, respectively.

Research and Development Expenses

Research and development expenses were $17.7 million for the six months ended June 30, 2018, an increase of $5.9 million or 50%, compared to $11.8 million for the six months ended June 30, 2017. The increase was primarily driven by a $4.6 million increase in external PRN1008 program costs due to the initiation of an ITP trial in December 2017 and certain manufacturing campaigns to supply drug products for our PRN1008 clinical trials, a $0.8 million increase in external PRN2246 program costs and a $0.8 million increase in personnel related expenses, partially offset by a $0.6 million decrease in external PRN1371 program costs.

The following table summarizes research and development expenses (in thousands):

	Six Months Ended June 30,
	2017	2018
PRN1008 program external expenses	$4,131	$8,681
PRN1371 program external expenses	1,314	752
PRN2246 program external expenses	585	1,422
Oral immunoproteasome program external expenses	693	560
Other external research and development expenses	70	28
Personnel related expenses(1)	3,415	4,237
Other unallocated research and development expenses	1,578	1,975

Total research and development expenses	$11,786	$17,655

(1)

Personnel related expenses include stock-based compensation expense of $187,000 and $341,000 for the six months ended June 30, 2017 and 2018, respectively. As our research and development personnel generally support several of our programs and a significant amount of our internal development activities broadly support all of our programs, we do not separately track or allocate our personnel-related expenses by program.

General and Administrative Expenses

General and administrative expenses were $4.4 million for the six months ended June 30, 2018, an increase of $1.3 million or 41%, compared to $3.1 million for the six months ended June 30, 2017. The increase was primarily driven by a $0.6 million increase in personnel-related expenses and an aggregate $0.6 million increase in consultant and professional services fees.

Other Expense, Net

Other expense, net, for the six months ended June 30, 2018 was $0.3 million compared to $0.2 million for the six months ended June 30, 2017.

Interest Expense

No interest expense was recorded for the six months ended June 30, 2018. Interest expense for the six months ended June 30, 2017 was $4.0 million, which included interest expense and debt discounts related to the convertible notes. Debt discounts included in interest expense relate to the beneficial conversion features from our convertible notes, the convertible notes redemption features liability and the convertible preferred stock warrant liability.

Provision for Income Taxes

We did not record a provision for income taxes for the six months ended June 30, 2018, because all of our taxable income will be fully offset by net operating losses generated in prior years. In addition, the deferred tax assets continue to be subject to a full valuation allowance.

Comparison of the Years Ended December 31, 2016 and 2017

The following table summarizes our results of operations for the years ended December 31, 2016 and 2017 (dollars in thousands):

	Year Ended December 31,		Change
	2016	2017	$	%
Revenue	$—	$5,247	$5,247	*
Operating expenses:
Research and development	22,290	25,390	3,100	14%
General and administrative	4,763	6,443	1,680	35%

Total operating expenses	27,053	31,833	4,780	18%
Loss from operations	(27,053)	(26,586)	467	(2)%
Other income, net	308	5,096	4,788	*
Interest expense	(3,893)	(7,207)	(3,314)	85%

Net loss	$(30,638)	$(28,697)	$1,941	(6)%

*	Percentage not meaningful

Revenue

Revenue for the year ended December 31, 2017 was $5.2 million consisting of a portion of the upfront payments received in connection with the Sanofi Agreement and the AbbVie Agreement. No revenue was recognized for the year ended December 31, 2016.

The nonrefundable upfront payment under the Sanofi Agreement is being recognized ratably over the estimated performance period and we recorded approximately $1.9 million in revenue related to the Sanofi Agreement for the year ended December 31, 2017.

The nonrefundable upfront payment under the AbbVie Agreement is being recognized ratably over the estimated performance period and we recorded approximately $3.4 million in revenue related to the AbbVie Agreement for the year ended December 31, 2017.

Research and Development Expenses

Research and development expenses were $25.4 million for the year ended December 31, 2017, an increase of $3.1 million or 14%, compared to $22.3 million for the year ended December 31, 2016. The increase was primarily driven by a $3.1 million increase in external PRN1008 program costs due to the advancement of Phase 2 trials for the treatment of PV during 2017.

The following table summarizes research and development expenses (in thousands):

	Year ended December 31,
	2016	2017
PRN1008 program external expenses	$7,220	$10,358
PRN1371 program external expenses	2,527	1,973
PRN2246 program external expenses	1,489	1,431
Oral immunoproteasome program external expenses	986	1,373
Other external research and development expenses	583	155
Personnel related expenses(1)	6,407	6,989
Other unallocated research and development expenses	3,078	3,111

Total research and development expenses	$22,290	$25,390

(1)

Personnel related expenses include stock-based compensation expense of $537,000 and $467,000 for the years ended December 31, 2016 and 2017, respectively. As our research and development personnel generally support several of our programs and a significant amount of our internal development activities broadly support all of our programs, we do not separately track or allocate our personnel-related expenses by program.

General and Administrative Expenses

General and administrative expenses were $6.4 million for the year ended December 31, 2017, an increase of $1.7 million or 35%, compared to $4.8 million for the year ended December 31, 2016. The increase was primarily driven by an increase of $0.7 million in personnel-related costs, an increase of $0.6 million in legal expenses associated with pharmaceutical company collaboration agreements, and other transactions, and an increase of $0.2 million related to consulting and outside services.

Other Income, Net

Other income, net, for the year ended December 31, 2017 was $5.1 million, an increase of $4.8 million, compared to $0.3 million for the year ended December 31, 2016. The increase was driven by a net change of $5.1 million in the fair values of the loan redemption features liability and the outstanding convertible preferred stock warrant liability during 2017, partially offset by a $0.5 million decrease related to an Australian research and development tax credit.

Interest Expense

Interest expense was $7.2 million for the year ended December 31, 2017, compared to $3.9 million for the year ended December 31, 2016. The increase was driven by the increased interest and debt discounts related to the convertible notes, which were issued during the second half of 2016 and in the beginning of 2017 with aggregate principal amounts of $13.4 million and $8.1 million, respectively. Debt discounts included in interest expense relate to the beneficial conversion features from our convertible notes, the convertible notes redemption features liability and the convertible preferred stock warrant liability.

For the year ended December 31, 2017, interest expense included $5.5 million of accretion of debt discounts and $1.7 million of accrued interest expense on the convertible notes which were converted into preferred stock in December 2017. For the year ended December 31, 2016, interest expense included $3.5 million of accretion of debt discounts and $0.4 million of accrued interest expense on the convertible notes.

Liquidity and Capital Resources

To date, we have financed our operations primarily through private placements of our convertible preferred stock and convertible notes and payments from license and research collaborations. In 2017, we entered into the Sanofi Agreement and the AbbVie Agreement, pursuant to which we received non-refundable upfront payments of $40.0 million and $15.0 million, respectively. From inception to date, we have received $127.3 million in aggregate proceeds through these private placements and $70.0 million from license and research collaborations. As of December 31, 2017 and June 30, 2018, we held cash, cash equivalents and marketable securities totaling $41.1 million and $18.3 million, respectively.

We do not have any products for sale and have not generated any product revenue since our inception. To date, all of our revenue has been generated from payments received from our agreements with Sanofi and AbbVie. We have incurred significant operating losses since the commencement of our operations. As of June 30, 2018, we have an accumulated deficit of $148.5 million. We expect to continue to incur significant expenses as we advance our drug candidates and expand our pipeline through clinical development, the regulatory approval process and, if successful, commercial launch activities. If, after reviewing the Phase 2 data, we elect to exercise our option to fund a portion of Phase 3 development under the Sanofi Agreement, we will be required to share in certain development costs. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company.

Based on our planned operations, we do not expect that our current cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least 12 months after the date the condensed consolidated financial statements are issued without raising additional capital through equity or debt financing, or potential additional collaboration proceeds. These conditions raise substantial doubt about our ability to continue as a going concern for a period of one year from the date of the issuance of our condensed consolidated financial statements. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations. We expect our existing capital resources together with the proceeds from this offering will fund our operating expenses for at least the next 12 months.

We have based our projections of operating capital requirements on assumptions that may prove to be incorrect and we may use all of our available capital resources sooner than we expect. Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, we are unable to estimate the exact amount of our operating capital requirements. Our future funding requirements will depend on many factors, including, but not limited to:

•	the scope, rate of progress, results and costs of research and development activities, conducting preclinical studies, laboratory testing and clinical trials for our drug candidates;

•	the number and scope of clinical programs we decide to pursue;

•	the cost, timing and outcome of regulatory review of our drug candidates;

•	the scope and cost of manufacturing development and commercial manufacturing activities;

•	the timing and amount of milestone payments, if any, we receive under the Sanofi Agreement and the AbbVie Agreement;

•	our ability to maintain existing and establish new, strategic collaborations, licensing or other arrangements on favorable terms, if at all;

•	the costs of preparing, filing, prosecuting, maintaining, defending and enforcing our intellectual property portfolio;

•	our efforts to enhance operational systems and our ability to attract, hire and retain qualified personnel, including personnel to support the development of our drug candidates;

•	the costs associated with being a public company; and

•	the costs associated with commercialization activities if any of our drug candidates are approved for sale.

See our “Risk Factors” elsewhere in this prospectus for a description of additional risks associated with our substantial capital requirements.

Cash Flows

The following table summarizes cash flows for each of the periods presented below (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2016	2017	2017	2018
Cash provided by (used in) operating activities	$(24,844)	$26,848	$964	$(22,288)
Cash used in investing activities	(12)	(90)	(22)	(8,853)
Cash provided by (used in) financing activities	13,443	8,377	8,165	(74)
Effect of foreign exchange rate changes on cash and cash equivalents	(9)	52	52	—
Net increase (decrease) in cash and cash equivalents	$(11,422)	$35,187	$9,159	$(31,215)

Cash provided by (used in) operating activities

During the six months ended June 30, 2018, cash used in operating activities was $22.3 million, which resulted from net income of $2.1 million adjusted for changes in operating assets and liabilities and non-cash charges. Changes in operating assets and liabilities included a decrease of $14.4 million in deferred revenue, an increase of $10.0 million in accounts receivable due to the amendment of the Sanofi Agreement in May 2018 and an increase of $0.5 million in long-term restricted cash and other assets. Non-cash charges included stock-based compensation of $0.7 million and a $0.5 million charge related to the change in fair value of the convertible preferred stock warrant liability.

During the six months ended June 30, 2017, cash provided by operating activities was $1.0 million, which resulted from net loss of $18.7 million adjusted for changes in operating assets and liabilities and non-cash charges. In June 2017, we received an upfront payment of $15.0 million under the AbbVie Agreement. We recorded $0.4 million in revenue. Non-cash charges included debt discount amortization of $3.2 million, interest expense of $0.8 million on the convertible notes, stock-based compensation of $0.4 million and an aggregate charge of $0.2 million related to changes in the fair values of the loan redemption features liability and the convertible preferred stock warrant liability.

During the year ended December 31, 2017, cash provided by operating activities was $26.8 million, which resulted from net loss of $28.7 million adjusted for changes in operating assets and liabilities and non-cash charges. We received nonrefundable upfront payments of $40.0 million and $15.0 million from the Sanofi Agreement and the AbbVie Agreement, respectively. We recorded revenues of approximately $1.9 million and $3.4 million related to Sanofi and AbbVie, respectively, for the year ended December 31, 2017. The remaining $49.8 million is recorded as deferred revenue at December 31, 2017. Other changes in operating assets and liabilities included increases of $1.3 million and $2.0 million in accounts payable and accrued liabilities, respectively, partially offset by a decrease of $0.8 million in prepaid expenses and other current assets. Non-cash charges included debt discount amortization of $5.5 million, the conversion of accrued interest expense of $1.7 million into preferred stock, stock-based compensation and depreciation expenses of $1.0 million and $0.2 million, respectively, partially offset by a $5.1 million net gain related to changes in the fair values of the redemption features liability and convertible preferred stock warrant liability.

During the year ended December 31, 2016, cash used in operating activities was $24.8 million, which resulted from net loss of $30.6 million adjusted for non-cash charges and changes in operating assets and liabilities. Non-cash charges included debt discount amortization of $3.5 million, stock-based compensation and depreciation expenses of $1.0 million and $0.2 million, respectively, a net charge of $0.2 million related to changes in the fair values of the loan redemption features liability and the convertible preferred stock warrant liability, offset by $0.2 million in convertible loan issuance costs.

Cash used in investing activities

During the six months ended June 30, 2018, cash used in investing activities was $8.9 million, consisting of $8.5 million for the purchases of marketable securities and $0.4 million for the purchase of laboratory and computer equipment.

During the six months ended June 30, 2017, cash used in investing activities was not significant.

During the year ended December 31, 2017, cash used in investing activities was $90,000 for the purchase of laboratory and computer equipment.

During the year ended December 31, 2016, cash used in investing activities was not significant.

Cash provided by (used in) financing activities

During the six months ended June 30, 2018, cash used in financing activities was $0.1 million, relating to the payment of deferred IPO costs, partially offset by proceeds from the issuance of common stock.

During the six months ended June 30, 2017, cash provided by financing activities was $8.2 million consisting primarily of proceeds from the issuance of convertible notes.

During the year ended December 31, 2017, cash provided by financing activities was $8.4 million consisting of $8.1 million of proceeds from the issuance of convertible notes and $0.3 million of proceeds from the issuance of common stock.

During the year ended December 31, 2016, cash provided by financing activities was $13.4 million consisting primarily of proceeds from the issuance of convertible notes.

Off-Balance Sheet Arrangements

We currently do not have, and did not have during the periods presented, any off-balance sheet arrangements, as defined under SEC rules.

Contractual Obligations and Commitments

The following table summarizes our contractual obligation as of December 31, 2017 (in thousands):

	Payments due by period
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease obligations	$735	$630	$105	$—	$—

Our corporate headquarters are located in South San Francisco, California, where we lease approximately 30,000 square feet of office, research and development, and laboratory space pursuant to a lease agreement that expires on January 31, 2019.

In April 2018, we signed a new lease for approximately 47,500 square feet of office, research and development and laboratory space. We expect to begin occupancy on February 1, 2019 for a seven-year period with an option to extend for another seven-year period, subject to certain conditions.

The following table summarizes our future lease obligations under the new lease (in thousands):

	Payments due by period from December 31, 2017
	Total	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years
Operating lease obligations	$21,074	$—	$4,933	$6,018	$10,123

Under the UC Agreements, we may be required to make contingent milestone payments, including in connection with the IPO, and royalties that are not included in the above table, because we cannot determine when or if the payments will occur. In addition, in the normal course of business, we enter into contracts with clinical research organizations for preclinical studies and clinical trials and contract manufacturing organizations for the manufacture of clinical trial materials. These agreements provide for termination at the request of either party with less than one year notice and are, therefore, cancelable contracts and not included in the table above.

JOBS Act

The Jumpstart Our Business Startups Act of 2012, or the JOBS Act, permits an “emerging growth company” such as us to take advantage of an extended transition time to comply with new or revised accounting standards as applicable to public companies. We have elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenues of at least $1.07 billion, or (ii) in which we are deemed to be a large accelerated filer, which means (a) the market value of our common stock that is held by non-affiliates exceeds $700.0 million of the prior June 30th and (b) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Critical Accounting Policies, Significant Judgments and Use of Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as reported revenues and expenses incurred during the reporting periods. On a regular basis we evaluate and review the accounting policies, estimates, assumptions and judgments to ensure that our financial statements are presented fairly and in accordance with U.S. GAAP. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that the following accounting estimates are the most critical to aid in fully understanding and evaluating our reported financial results, and they involve a higher degree of judgment and complexity in their application than our other significant accounting policies, which are described in the notes to our consolidated financial statements.

Revenue Recognition

We generate revenue from the Sanofi Agreement and the AbbVie Agreement. Revenue is recognized when the four revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

We account for multiple element arrangements, in which we may provide several deliverables, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Subtopic 605-25, Multiple Element Arrangements.

Revenue from non-refundable upfront fees that are not dependent on any future performance by us is recognized when such amounts are earned. If we have continuing obligations to perform under the arrangement, such fees are recognized over the estimated period of the continuing performance obligation. Where a portion of non-refundable upfront fees or other payments received is allocated to continuing performance obligations under the terms of the agreement, it is recorded as deferred revenue and recognized as revenue ratably over the term of our estimated performance period under the agreement. We determine the estimated performance periods and review them periodically based on the progress of the related program. The effect of any change made to an estimated performance period and, therefore revenue recognized, would occur on a prospective basis in the period that the change was made. To date, no such changes in our estimates have occurred. We have received reimbursements for a portion of our research and development costs. Such reimbursements are recorded as a reduction to research and development expenses on our consolidated statements of operations.

Our collaboration agreements with Sanofi and AbbVie contain milestone payments that may become due upon the achievement of certain milestones. We apply ASC Subtopic 605-28, Milestone Method. Under the milestone method, payments that are contingent upon achievement of a substantive milestone are recognized in the period in which the milestone is achieved. A milestone is defined as an event that can only be achieved based on our performance and there is substantive uncertainty at the inception of the arrangement about whether the event will be achieved. Events that are contingent only on the passage of time or only on counterparty performance are not considered milestones subject to this guidance. Further, for the milestone to be considered substantive, (a) the consideration earned from the milestone must relate solely to our performance, (b) the consideration must be reasonable relative to all of the deliverables, and (c) the consideration must be commensurate with (i) our performance to achieve the milestone or (ii) the enhancement of the value of the item delivered as a result of a specific outcome resulting from our performance to achieve the milestone. Non-substantive milestone or contingent payments are recognized as revenue over the estimated period of any remaining performance obligations or when earned as a result of counterparty performance in accordance with contractual terms and when such payments can be reasonably estimated and collectability of such payments is reasonably assured.

Research and Development Expense Accruals

We accrue and expense research and development expense related to services performed by third parties based upon actual work completed in accordance with agreements established with such third parties. This process involves identifying services that have been performed and estimating the level of service performed and the associated contractual cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates of clinical trial accruals accordingly on a prospective basis.

The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven timing of payments. To date, we have not experienced any material differences between the accrued clinical trial expenses and actual clinical trial expenses.

Fair Value of Convertible Preferred Stock Warrant Liability

Freestanding warrants to purchase our convertible preferred stock are recorded as a liability on the consolidated balance sheets because the underlying shares of convertible preferred stock are contingently redeemable, which, therefore, may obligate us to transfer assets at some point in the future to settle these warrants. The warrants are subject to revaluation at each balance sheet date, with changes in fair value recognized as a component of other income, net, on the consolidated statements of operations. We will continue to adjust the liability for changes in the estimated fair value until the earlier of the expiration, the exercise, or the conversion of the warrants upon the completion of a liquidation event or completion of an initial public offering, or IPO.

The fair value of the preferred stock warrants was determined using a hybrid approach that takes into account the probability of an IPO and non-IPO liquidity events. The non-IPO liquidity event scenario uses an option pricing model to allocate the total enterprise value to the various securities within our capital structure based on future expectations. The IPO scenario also uses an option pricing model to estimate the value of the warrant in the case of an IPO. See Note 7, Debt Obligation, to our consolidated financial statements included elsewhere in this prospectus.

Fair Value of Convertible Notes Redemption Features Liability

We recorded a derivative liability related to certain redemption features embedded within our outstanding convertible notes. The convertible notes issued in 2016 and 2017 included features that were determined to be an embedded derivative requiring bifurcation and separate accounting. This bifurcated redemption feature was initially recorded at fair value and is subject to revaluation at each balance sheet date. Changes in fair value were recognized as a component of other income, net, on the consolidated statements of operations. In December 2017, the convertible notes and interest payable were converted into shares of our Series B-3 preferred stock and the convertible notes redemption features liability was determined to have a fair value of $0.

We determined the fair value of the convertible notes redemption features liability based on a lattice model that utilizes projected outcomes and the probability of those outcomes. The inputs used to determine the estimated fair value of the derivative instrument include the probability of an underlying event triggering the exercise of the redemption features and its timing. The fair value measurement was based upon significant inputs not observable in the market at each valuation date. The inputs included our evaluation of the likelihood of various settlement scenarios for the convertible notes, including the probabilities of (a) subsequent preferred stock sales at various price ranges, (b) the completion of an IPO, (c) a change in control of the company, (d) conversion of the convertible notes upon maturity, and (e) repayment of the convertible notes upon maturity. The settlement scenarios that would have triggered payments under the redemption features included the conversion to a future round of financing at a discounted price and a change in control prior to the conversion or repayment of the convertible notes. The other scenarios would not have triggered payment under the redemption features. These assumptions were inherently subjective and involved significant management judgment. See Note 7, Debt Obligation, to our consolidated financial statements included elsewhere in this prospectus.

Stock-based Compensation

We use the Black-Scholes valuation model to estimate the grant date fair value of stock option awards with time-based vesting terms. Stock-based compensation expense is recognized based on the grant date fair value on a straight-line basis over the requisite service period and is reduced for forfeitures as they occur. The determination of fair value for stock-based awards on the date of grant using an option-pricing model requires us to make certain assumptions that represent our best estimates of volatility, risk-free interest rate, expected life and dividend yield. Changes in the assumptions can materially affect the fair value and ultimately how much stock-based compensation expense is recognized. These assumptions include:

•

Risk-Free Interest Rate: We base the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant, for a period that is commensurate with the assumed expected option term.

•

Expected Term of Options: The expected term of options represents the period of time options are expected to be outstanding. The expected term of the options granted is derived from the “simplified” method (that is, estimating the expected term as the mid-point between the vesting date and the end of the contractual term for each option).

•

Expected Stock Price Volatility: The expected volatility used is based on historical volatilities of similar entities within our industry for a period that is commensurate with our expected term assumption.

•	Expected Dividend Yield: The estimate for annual dividends is zero because we have not historically paid and do not expect for the foreseeable future to pay a dividend.

Options granted to non-employee consultants are re-measured at the current fair value at the end of each reporting period until the underlying equity instruments vest. Stock-based compensation expense for non-employee consultants was immaterial for all periods presented.

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant, including factors that may have changed from the date of the most recent valuation through the date of the grant. The factors considered by our board of directors include, but are not limited to: the prices at which we sold shares of our convertible preferred stock to outside investors in arms-length transactions; the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock; our results of operations, financial position and capital resources; current business conditions and projections; the lack of marketability of our common stock; the hiring of key personnel and the experience of management, progress of our research and development activities; our stage of development and material risks related to its business; the fact that the option grants involve illiquid securities in a private company; and the likelihood of achieving a liquidity event, such as an IPO or sale, in light of prevailing market conditions.

We have periodically determined the estimated fair value of our common stock at various dates using contemporaneous valuations performed in accordance with the guidance outlined in the American Institute of Certified Public Accountant’s Accounting and Valuation Guide, Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the Practice Aid. The Practice Aid identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date. In accordance with the Practice Aid, our board of directors considered the following methods:

•

Option Pricing Method. Under the option pricing method, or OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the preferred and common stock are inferred by analyzing these options.

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method, or PWERM, is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to us, as well as the economic and control rights of each share class.

For the valuations of our common stock performed in August 2016, August 2017, December 2017, March 2018 and June 2018, we used a hybrid of the OPM and PWERM methods to determine the estimated fair value of our common stock.

Our board of directors and management develop best estimates based on application of these approaches and the assumptions underlying these valuations, giving careful consideration to the advice from our third-party valuation specialist. Such estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation expense could be materially different. In determining the estimated fair value of our common stock, our board of directors also considered the fact that our stockholders could not freely trade our common stock in the public markets. Accordingly, we applied discounts to reflect the lack of marketability of our common stock based on the weighted-average expected time to liquidity.

Following the completion of this offering, our board of directors intends to determine the fair value of our common stock based on the closing price of our common stock as reported on the Nasdaq Global Market on the date of grant.

The intrinsic value of all outstanding options as of December 31, 2017 was approximately $         million, based on the assumed IPO price of $        per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, of which approximately $        million is related to vested options and approximately $        million is related to unvested options.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured at the balance sheet date using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period such tax rate changes are enacted.

We record uncertain tax positions on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the underpayment of income taxes.

As of December 31, 2017, our total deferred tax assets were $37.1 million. The realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have provided for a full valuation allowance against our deferred tax assets.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, as subsequently amended, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. generally accepted accounting pronouncements. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. ASU 2014-09, as amended, becomes effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods beginning after December 15, 2019. Early adoption is permitted. We plan to adopt the accounting standard update in 2019 and have not yet determined which adoption method we will utilize. We are currently in the early stages of analyzing our collaboration and license agreements to determine the differences in the accounting treatment under ASU 2014-09 compared to the current accounting standard. The consideration we are eligible to receive under these agreements includes upfront payments, research and development funding, milestone payments and royalties. The new revenue recognition standard differs from the current accounting standard in many respects, such as in the accounting for variable consideration and the measurement of progress toward completion of performance obligations. While we have not completed our assessment of the impact of adoption, adopting ASU 2014-09 may have a material effect on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases, or ASU 2016-02. ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted. We have not yet determined the potential effects of this ASU on our consolidated financial statements.

BUSINESS

Overview

We are a clinical-stage biopharmaceutical company dedicated to bringing transformative oral therapies to patients with significant unmet medical needs in immunology and oncology. Our proprietary Tailored Covalency® platform enables us to design and develop reversible covalent and irreversible covalent, small molecule inhibitors with potencies and selectivities that we believe will rival those of injectable biologics, yet maintain the convenience of a pill. We have produced three new drug candidates from our platform, resulting in four clinical programs in our first seven years of operation. We plan to advance our lead program, PRN1008, a wholly owned Bruton’s Tyrosine Kinase, or BTK, inhibitor, into a pivotal Phase 3 trial for the treatment of pemphigus by the end of 2018. We retain full, worldwide rights to our most advanced programs, PRN1008 and PRN1371, and have established ongoing collaborations with Genzyme Corporation, a Sanofi company, or Sanofi, and AbbVie Biotechnology Limited, or AbbVie, for our other programs.

The following chart summarizes the status of the drug candidates in our current pipeline:

Our BTK Franchise

We have developed a BTK inhibitor franchise that encompasses two differentiated oral drug candidates: PRN1008 and PRN2246. Our most advanced drug candidate, PRN1008, is designed to form a reversible covalent bond with the BTK enzyme. This bond confers enhanced selectivity and durable potency, which we believe will enable long-term, systemic treatment of chronic immunological disorders. The second drug candidate in our BTK franchise is PRN2246, an irreversible covalent BTK inhibitor that we designed to cross the blood-brain barrier and modulate immune cell function in the brain for the treatment of diseases of multiple sclerosis, or MS, and other central nervous system, or CNS, diseases.

BTK Inhibitor for Immunology: PRN1008

We are developing PRN1008 for the treatment of multiple autoimmune diseases, the first of which is pemphigus, a rare, chronic skin disease with a considerable unmet medical need for safe, rapidly acting and effective treatments that do not rely on the significant use of corticosteroids, or CS. The current standard of care for pemphigus typically consists of CS in high doses. It is well documented that CS have serious and often long-term morbidities including infections, type II diabetes, osteoporosis and cardiovascular effects, and CS can be associated with mortality as well. We elected to develop PRN1008 for pemphigus in part because it is a generalizable model for other autoantibody-driven diseases.

Program Developmental Stage Anticipated Collaborator Program milestone Research Preclinical Phase 1 Phase 2 Phase 3 BTK franchise PRN1008: BTK Inhibitor Pemphigus Vulgaris PRN1008: BTK Inhibitor Immune Thrombocytopenia Purpura PRN2246: BTK Inhibitor CNS Diseases PRN1371: FGFR Inhibitor Solid Tumors Oral Immunoproteasome Inhibitor: Inflammation Phase 3 Initiation: 2018 Phase 2 Results: 2019 Phase 2 Initiation: 2019 Phase 1/2 Results: 2019 IND Filing: 2019 SANOFI abbvie

We have completed enrollment for our Phase 2 clinical trial for pemphigus, with data currently available from an interim analysis in April 2018 of 27 patients, 26 of whom were evaluable for one or more efficacy endpoints and one of whom withdrew early due to a non-treatment related adverse event. As of April 2018, our drug candidate has resulted in the achievement of the primary endpoint of Control of Disease Activity, or CDA, by the Day 29 visit, in 14 of 26 (54%) evaluable patients on low-dose CS, which is defined in this trial as ≤0.5 mg/kg. By the Day 85 visit, 16 of 20 (80%) patients for whom clinical status had been determined, achieved CDA. The majority of these 16 responders had their CS doses tapered to either zero or a low dose of CS by the Day 85 visit. Five of these 20 (25%) patients also achieved a complete remission, or CR, by the Day 85 visit. CR is defined as the absence of new lesions and complete healing of existing lesions on low-dose CS. PRN1008 has been well tolerated in all patients and was observed to lower levels of both anti-desmoglein 1, or anti-dsg1, and anti-desmoglein 3, or anti-dsg3, two of the most prevalent pathogenic autoantibodies in patients with pemphigus vulgaris, or PV. Low levels of disease activity continued for the 12 week untreated follow-up period in seven of 12 (58%) patients who completed the study to date. In five patients who experienced disease recurrence during the follow-up period, rebound levels of higher disease activity, compared to pre-treatment levels, were not seen. We expect final results from this trial by the end of 2018. We have initiated a Phase 2 clinical trial extension that will increase the active treatment period with PRN1008 from 12 to 24 weeks and expect the top-line results from this trial extension to be available in 2019.

We plan to initiate a randomized, double-blind, placebo-controlled, pivotal Phase 3 clinical trial in PV patients, and a smaller number of pemphigus foliaceus, or PF, patients, by the end of 2018. PRN1008 has been granted orphan drug designation by the U.S. Food and Drug Administration, or FDA, for the treatment of patients with PV and by the European Commission, for treatment of pemphigus (including both PV and PF). If supported by the trial data, regulatory approvals for pemphigus rather than for PV will be sought in most territories apart from the United States, where an approval for the treatment of PV alone will be sought.

Our second clinical program is PRN1008 for the treatment of immune thrombocytopenic purpura, or ITP, a rare and often chronic autoimmune disease in which the blood levels of platelets, a key component to normal blood clotting, drop to unsafe levels. We have initiated a Phase 2 clinical trial in ITP, with top-line data expected to be announced in 2019. We presented preclinical data in 2017 which indicated that the addition of therapeutically relevant concentrations of PRN1008 did not interfere with normal platelet aggregation responses in blood samples from both healthy volunteers and ITP patients. These results contrast with ibrutinib, the leading marketed BTK inhibitor, which demonstrated in the same preclinical study a significant reduction in platelet aggregation responses in blood samples from healthy volunteers.

Beyond pemphigus and ITP, we believe there are numerous immunological disorders for which PRN1008 may have therapeutic benefit. PRN1008 has demonstrated preclinical efficacy in canine and rodent models in a number of disease-relevant mechanisms, including rapid anti-inflammatory effects, neutralization of pathogenic autoantibodies and the blockade of the production of new autoantibodies. The collective preclinical and clinical data suggest that PRN1008 has the potential to reshape the treatment of a wide range of autoimmune and inflammatory diseases.

BTK Inhibitor for CNS Diseases: PRN2246

PRN2246 is designed to treat MS and other CNS diseases, in part by inhibiting B cells and other immune cells in the brain. During neuro-inflammation, the number of B cells in the brain increases and such increase is thought to play a central role in the pathology of MS and other CNS diseases. In late 2017, we formed a collaboration with Sanofi under which we received a $40.0 million upfront payment and are eligible to receive milestone payments of up to an aggregate of $765.0 million and tiered royalties up to the mid-teens on future sales. We have completed dosing all participants in our Phase 1 clinical trial of PRN2246, which was well tolerated in over 70 healthy volunteers. In a dedicated arm of the trial, human CNS exposure was confirmed in cerebral spinal fluid in all participants in the arm, highlighting the potential for PRN2246 to impact B cell-driven inflammation in both the periphery and CNS. We have achieved $15.0 million in milestones through July 2018 under our agreement, and we remain responsible for completion of Phase 1, after which Sanofi will be responsible for further clinical development. We hold an option to fund a portion of Phase 3 development costs in return for, at our discretion, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in rates up to the high-teens.

FGFR Inhibitor for Solid Tumors: PRN1371

PRN1371, an additional wholly owned drug candidate, is an inhibitor of Fibroblast Growth Factor Receptor, or FGFR, designed for the treatment of solid tumors. FGFR controls tissue homeostasis, or tissue maintenance and regeneration, and is a clinically validated target in multiple solid-tumor indications. We discovered and developed an irreversible FGFR inhibitor to treat FGFR-driven solid tumors. With a well-tolerated and pharmacologically active dose now identified, we intend to initially study PRN1371 for treatment of early- and late-stage bladder cancer.

Oral Immunoproteasome Program

We have discovered multiple series of highly selective, oral small molecule inhibitors of the immunoproteasome. In June 2017, we formed a collaboration with AbbVie to develop first-in-class therapies to bring the power of oral proteasome inhibition safely into the field of immunology for the treatment of inflammation and autoimmune disorders. Under this collaboration agreement, we received a $15.0 million upfront payment in June 2017 and are eligible to receive additional milestone payments of up to an aggregate of $667.5 million as well as tiered royalties in the high single digits.

Tailored Covalency® Platform

Our proprietary Tailored Covalency platform enables us to reproducibly develop molecules, like PRN1008, which have the potential to be best-in-class and highly differentiated based on their mode of action, selectivity and target residence time. We believe that we can rapidly discover and advance our drug candidates to clinical trials as compared to standard methods. Our approach has the potential to address historically undruggable targets that underlie many diseases with high unmet medical need. We believe that our covalent drug candidates, if approved, will significantly improve treatment paradigms and clinical outcomes for patients.

Leadership

We are led by an experienced management team with an unwavering commitment and focus on serving patients in immunological and oncological diseases. Collectively, our executives have contributed to the research, development, approval and launch of multiple drugs in both immunology and oncology, including Rituxan, Ocrevus, Xolair, Avastin, Tarceva and Kyprolis. We were founded in 2008 and began operations in 2011. Through December 31, 2017, we have raised approximately $127.3 million from investors, including New Leaf Venture Partners, OrbiMed, Morgenthaler, SR One, Sofinnova Ventures and Mission Bay Capital. In addition, in August 2018, we closed a Series C preferred stock financing for gross proceeds of $50.0 million. The transaction was led by Cormorant Asset Management, HBM Healthcare Investments, RTW Investments and Samsara BioCapital in addition to our existing investors.

Our Strategy

Our goal is to become the leader in the discovery, development and commercialization of highly selective, irreversible and reversible, covalent small molecule drugs focused on immunology and oncology. To achieve this goal, we intend to:

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Advance PRN1008 through clinical development to commercialization in pemphigus, ITP and other rare immunological disease indications with high unmet need. Based on the interim results from our Phase 2 trial in pemphigus, we plan to initiate a pivotal Phase 3 trial of PRN1008 in pemphigus (PV & PF) by the end of 2018. In parallel, we have initiated a Phase 2 trial of PRN1008 in ITP, for which we began enrollment in the first quarter of 2018. We intend to assess one or more additional immunological indications for PRN1008 for future clinical development.

We expect to commercialize PRN1008, if approved, by developing our own sales organization targeting dermatologists and hematologists at specialized centers in the United States.

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Collaborate with our partner Sanofi to advance PRN2246, our BTK inhibitor that we designed to cross the blood-brain barrier, through clinical development for the treatment of MS. In November 2017, we entered an exclusive licensing agreement with Sanofi. We believe that this collaboration maximizes the potential of PRN2246 to address target indications affecting larger populations of patients with CNS diseases. Pursuant to our agreement with Sanofi, following our completion of Phase 1, Sanofi will assume primary development efforts of this compound in patients suffering from MS. Prior to the initiation of the Phase 3 clinical trials for PRN2246, we will decide whether to exercise our option to fund a portion of the development costs of these trials in exchange for additional economic rights.

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Develop PRN1371, our FGFR inhibitor, for the treatment of targeted, FGFR-driven cancers. We have initiated a Phase 1 trial for the treatment of tumor types that benefit from a compound offering maximal FGFR inhibition without major off-target toxicities. With a well-tolerated and pharmacologically active dose now identified, we intend to initially study PRN1371 for treatment of early- and late-stage bladder cancer.

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Expand our pipeline by creating additional highly selective, oral drug candidates against important targets in immunology and oncology. We are expanding our wholly owned pipeline by continuing to innovate and discover differentiated oral small molecules with the potential to be best-in-class, and we intend to keep our programs at the forefront of covalent inhibitor drug discovery by investing in new technologies that will broaden the target space of our Tailored Covalency platform. In addition, we aim to advance our research collaboration with AbbVie to develop oral immunoproteasome inhibitors.

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Utilize collaborations in support of our long-term goals. As we have done with our collaborations with Sanofi and AbbVie, we plan to selectively use collaborations and partnerships as strategic tools to maximize the value of our drug candidates, particularly in indications with large target patient populations.

Our Approach and Platform—Tailored Covalency

We are challenging the premise of oral drug design by using our proprietary Tailored Covalency® platform to create therapies that are optimized for residence time, the duration of time that a drug binds to its target. We believe that our platform enables us to purpose-design and develop small molecule inhibitors of enzymes and receptor ligands with potencies and selectivities that rival those of injectable biologics, yet maintain the convenience of a pill. Compared to other small molecules, the properties of our drug candidates have the potential to improve efficacy while minimizing both the off-target effects and total exposure.

Key properties and potential benefits of our Tailored Covalency platform include:

To develop our drug candidates, we select highly sought-after targets that have been difficult to inhibit using standard small molecule efforts. Small molecule drugs derive their effect by interacting with target proteins in locations known as binding pockets. Guided by molecular modeling, we design small molecule drug candidates with two components, or keys, that fit the non-covalent features (the first lock) and the covalent elements (the second lock) of the target in the binding pocket. We believe that this “double lock-and-key” solution results in small molecules with high selectivity for their targets, thus reducing off-target activity. In contrast, the single-key solution typical of many standard small molecule drugs may allow the molecule to bind to multiple targets, which can lead to poor selectivity and result in unintended side effects. We believe our double lock-and-key solution has contributed to our ability to purpose-design multiple drug candidates for specific indications.

The following diagram depicts our double lock-and-key solution:

We use proprietary biochemical and cellular assays that are developed in-house to measure and subsequently optimize a drug’s target residence time. Standard small molecule drugs have a short residence time and, therefore, require dosing regimens that sustain minimum concentration levels in the blood at all times to maintain beneficial effects on the target. In preclinical studies, we observed that the drug optimized using biochemical and cellular residence time assays can result in a long residence time in vivo. Our clinical experience with PRN1008, a reversible covalent BTK inhibitor, has further supported this result and confirmed that a low concentration of PRN1008 in blood for just a few hours is sufficient to inhibit, as measured by occupancy, BTK in the desired inhibition range of 60-100% over a period of 24 hours. We believe this minimizes both off-target effects and total exposure of the drug while achieving high clinical benefit.

By optimizing for target residence time, our drug candidates remain bound to the target but otherwise clear the body rapidly, as exemplified in the figure below:

Our suite of covalent technologies that we incorporate into our drug designs falls into two general categories that can be used to optimize residence time:

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Reversible covalent compounds have a unique feature where the covalent bond between the inhibitor molecule and the target protein is fully reversible and, thus, does not permanently modify the target protein. Because the covalent bond is fully reversible, off-target binding is transient and of limited consequence. Another benefit of the reversible covalent solution is that the target residence time of the molecule can be tailored. As a result, we can design molecules with varying target residence times, evaluate their efficacies and then select drug candidates based on optimized properties.

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Irreversible covalent compounds are designed to provide maximal occupancy to drive efficacy by permanently inhibiting the target protein. Because the covalent bond between the molecule and the target protein is irreversible, the target protein is permanently modified and, thus, the duration of the inhibition is determined by the length of time that it takes for the body to produce new replacement target proteins. When incorporating this covalent approach, we design drug candidates that require a low daily dosage in order to limit the amount of drug that circulates in the body and, thus, reduce the likelihood of off-target effects, while taking advantage of the additional potency of the irreversible bond.

Our proprietary tools enable us to purpose-design drug candidates that are both highly selective and optimized for target residence time. This new approach to small molecule drug discovery is both highly efficient by industry standards and reproducible, as we have produced three new drug candidates, resulting in four clinical programs in our first seven years of operations.

We utilize our proprietary assays to measure target engagement from human tissue, such as blood, confirming that our drug candidates are absorbed and bind to their target following oral dosing. We have leveraged these assays as built-in clinical biomarkers to enable early determination of efficacious exposure requirements for each drug candidate, thus allowing for clear decision points and selection of dose ranges for our clinical trials. We believe the rapid cycle time of our approach leads to a heightened probability of technical success, or PTS, as shown in the following graphic.

We are expanding our wholly owned pipeline by continually innovating and discovering additional novel small molecules. We intend to remain at the forefront of covalent drug discovery by investing in new technologies that will expand the druggable target space that is addressable with our Tailored Covalency approach.

Our Development Programs

In tailoring molecules for specific diseases, our platform has already yielded a pipeline of orally available, potent and selective drug candidates.

Bruton’s Tyrosine Kinase Franchise

Overview

Our ability to tailor drug candidates to specific diseases with our Tailored Covalency platform is best illustrated with our BTK inhibitor franchise. The franchise encompasses two potentially transformative oral drug candidates that we have designed to exhibit specific properties. PRN1008 is an oral small molecule with potent and durable action, designed for use as chronic therapy of moderate to serious immunological disorders. PRN2246 is an oral small molecule designed to cross the blood-brain barrier to reach aberrant immune cells inside the CNS with relatively low doses and high potency, to treat MS and a variety of other CNS diseases.

BTK is present in the signaling pathways of most types of white blood cells except for T cells and plasma cells. Our inhibitors selectively target BTK inside these cells, and inhibition of this enzyme results in the immediate blockade and down-regulation of several cellular activities that drive autoimmunity and inflammation.

The ability to impact both early and later processes of autoimmunity halts multiple propagators of the autoimmune cascade without depleting B cells. Inhibition of BTK results in rapid anti-inflammatory effects, neutralization of pathogenic autoantibodies, and blocks the production of new autoantibodies. Inflammation and autoantibodies are the key drivers in autoimmune diseases like pemphigus and ITP. The action of BTK inhibition offers broad activity compared to other agents in the treatment of autoimmune diseases without the long-term impact of B cell depletion or the inconvenience of injectable therapies.

We believe this profile of a clinically reversible, targeted immunosuppressive, as shown in the table below, should have broad applicability across multiple immunological diseases:

The graphic below illustrates several areas where there is scientific rationale and/or clinical data to support the development of BTK inhibitors as a therapeutic modality. The indications shown in blue represent potential areas where we may choose to further develop our BTK franchise. The indications shown in orange represent areas we would consider pursuing together with a global partner. The indications shown in red represent areas currently well-served by marketed BTK inhibitors.

While there are many potential indications for the use of a BTK inhibitor, we have made a strategic decision to focus on developing PRN1008, our wholly owned BTK inhibitor, in high unmet need indications. We have partnered PRN2246, our BTK inhibitor for CNS diseases, with Sanofi in order to maximize its value in indications like MS, where large clinical development programs are required. We believe that the oncology market for BTK inhibitors is well addressed with currently approved and in-development first-generation BTK

Principia’s drugs contain two keys in each molecule Tailored Covalency interaction: Binds covalently to a specific residue in the binding pocket non-covalent interactions: Provide a High molecular fit to the binding pocket Key 1: covalent interaction between drug and protein binding pocket within a target protein (locks) drug key-2 Non-convalent interactions provide high molecular fit of drug with protein PRN1008: Maximal clinical benefit with minimal drug exposure PRN1008 Non-covalent PK exposure ng/ml BTK inhibition time hr Drug Design Know-how New covalent chemistries Computational algorithm to predict covalent interactions Specialized methods to optimize residence time RAPID CYCLE TIME WITH HIGH PTS Chemical Biology Platform Rapid target validation Residence time assessed in tissue/cells Correlation of residence time with efficacy Clinical Translation Built in clinical biomarker Target engagement established in Ph1 Enables Ph2 dose selection with high confidence inhibitor molecules. While these first-generation BTK inhibitors have made significant contributions to the treatment of hematological malignancies, their adverse effects provided the inspiration for our development of next generation molecules more suitable for the chronic autoimmune diseases we seek to address. Therefore, we will focus our efforts initially on the smaller, orphan autoimmune and inflammatory indications.

PRN1008 for the Treatment of Pemphigus

We are developing PRN1008 for pemphigus because the characteristics of the disease present an opportunity for PRN1008 to demonstrate its multiple benefits, including rapid anti-inflammatory effects, neutralizing the effects of pathogenic autoantibodies and blocking the production of new autoantibodies without depleting B cells. PV, the predominant type of pemphigus in most countries, is an orphan indication with clinical endpoints suitable for regulatory approval. We believe that we have achieved proof of concept based on the interim results from 27 patients in our Phase 2 trial and expect the final results from this trial to be available by the end of 2018. Based on these results, we are preparing to start the pivotal Phase 3 trial by the end of 2018. We have conducted our Phase 2 pemphigus clinical trial in five non-U.S. countries, and we anticipate that our Phase 3 trial will include patients in approximately 15 countries, including the United States. In anticipation of seeking broader approvals for pemphigus, including both PV and PF, in territories outside the United States, the trial will include some PF patients, with full statistical power for an analysis of both PV and pemphigus.

Disease Background

Pemphigus is a group of rare, potentially life-threatening, chronic diseases characterized by acantholysis, or the loss of intercellular adhesion among keratinocytes, which results in erosions and blisters of the skin and mucous membrane. The major forms of pemphigus are induced by pathogenic autoantibodies acting against intercellular adhesion proteins in the epidermis of skin and mucous membrane called desmosomes. As a result, the upper layer of the epidermis can split away from its base and result in the erosions and blisters characteristic of the disease. Widespread skin and mucous membrane involvement impairs this very important barrier to microbes and can result in life-threatening systemic infections.

The two major clinical variants are PV and PF. Typically, PV and PF occur in adults between 40 and 60 years old. PV affects both the skin and mucous membrane whereas PF affects only the skin. PV is caused when pathogenic autoantibodies attack dsg-3 or both dsg-3 and dsg-1, and is more prevalent in people of Middle Eastern descent. PF is caused when pathogenic autoantibodies attack dsg-1. The estimated worldwide prevalence of pemphigus is approximately 150,000 to 180,000 patients. Prevalence in the United States is estimated to be approximately 40,000 of which approximately 80% consists of PV patients. Prevalence in Europe is estimated to be approximately 80,000 of which approximately 80% consists of PV patients. Approximately 75% of PV patients, in the United States and Europe, present with moderate or severe PV. Given the fatal nature of this disease, we believe that the majority (90% plus) of these patients require treatment. The current patient population consists mostly of relapsed patients that require ongoing treatment. Worldwide, the annual incidence of new cases has been estimated to be between one and five cases per million of population.

Limitations of Current Therapies

The current focus of pemphigus treatment is to decrease blister formation on the skin and mucous membranes and to promote healing of blisters and erosions with the least amount of medication required to achieve disease control. CS are the mainstay of currently available PV therapies. It is well documented that CS have serious and often long-term morbidities including infections, type II diabetes, osteoporosis and cardiovascular effects, and CS can be associated with mortality as well. In patients who are newly diagnosed or those who experience relapses, prednisone, a CS, is typically administered for three to six months or longer until there is control of the disease. After control is achieved, prednisone is gradually tapered and, if required, another immunosuppressive agent, such as azathioprine, methotrexate or mycophenolate mofetil, is added to maintain disease control.

Drug Design Know-how New covalent chemistries Computational algorithm to predict covalent interactions Specialized methods to optimize residence time RAPID CYCLE TIME WITH HIGH PTS Chemical Biology Platform Rapid target validation Residence time assessed in tissue/cells Correlation of residence time with efficacy Clinical Translation Built in clinical biomarker Target engagement established in Ph1 Enables Ph2 dose selection with high confidence Target class block B cells block auto antibodies block inflammation non-depleting activation production function fc receptors macrophages influx/ de- granulation neutrophils BTK CD20 IVIg FcRn

In June 2018, the FDA approved rituximab for the treatment of PV. Rituximab is an anti-CD20 antibody that is administered by infusion and is indicated for the treatment of hematological malignancies, rheumatoid arthritis, or RA, granulomatous polyangiitis, or GPA, and microscopic polyangiitis, or MPA. Anti-CD20 antibodies act by depleting B cells, a process that takes several months and requires an initial concomitant administration of high-dose CS. The associated risks are primarily severe infusion reactions, including anaphylaxis, and rare and serious infections that can be fatal. Furthermore, the long-term risks of chronic B cell depletion have not been fully characterized.

Our Solution

PRN1008, an orally administered BTK inhibitor, has demonstrated the ability to rapidly induce clinical responses in the majority of patients independent of stage, severity, or duration of disease without the use of high-dose CS and their associated toxicities. Furthermore, PRN1008 delivers these benefits without affecting T cells or causing chronic B cell depletion (thus retaining most immune functions) and with reversibility of drug effects upon dose interruption. These attributes could make PRN1008 a first-in-class oral treatment for this debilitating orphan disease.

Phase 2 Clinical Trial of PRN1008 in Pemphigus

We have completed enrollment and conducted an interim analysis, with a data cut off of April 2018, of 27 patients with pemphigus in an open-label Phase 2 clinical trial to evaluate PRN1008’s potential to induce rapid onset of clinical response, enable tapering of CS, and lower autoantibody levels while having minimal and reversible effects on the patient’s immune system. This Phase 2 trial is measuring the efficacy, safety, tolerability and pharmacodynamics of PRN1008 in patients with newly diagnosed or relapsing, biopsy-proven, mild or moderate PV (Pemphigus Disease Activity Index, or PDAI, of 8 to 45) for whom an initial period of PRN1008 monotherapy or combination with low doses of CS is judged to be clinically acceptable. PRN1008 has been administered orally to patients with pemphigus, most of whom had PV confirmed by anti-desmoglein 3 antibodies, and a small number of whom, although originally diagnosed with PV, had a PF antibody profile. Our Phase 2 trial has a treatment period of 12 weeks and a follow-up period of 12 weeks. We have initiated an extension to this trial that will increase the active treatment period to 24 weeks, with a follow-up period of four weeks. We are conducting the trial at several global sites outside the United States.

The clinical efficacy endpoints of the Phase 2 clinical trial are based on global pemphigus guidelines, including control of disease activity, or CDA, where new lesions have stopped appearing, and complete remission, or CR, where all lesions are healed. Quantitative disease scores such as the PDAI, and Autoimmune Blistering Quality of Life, or ABQOL, are measured at each visit, as well as BTK occupancy in circulating white blood cells. The primary endpoint is the proportion of patients able to achieve CDA on ≤ 0.5 mg/kg of prednisone or equivalent CS (so-called “low-dose” CS in the blistering diseases field) by the Day 29 visit.

The patient characteristics of this Phase 2 trial are highly representative of a mixed population of newly diagnosed and relapsing pemphigus patients. The mean age is 52 years old (37-72) with an average disease duration of six years (range 0-25) and PDAI score of 19 points (range 8-43). Average body mass index was 27 kg/m2 (range 20-38). Similar numbers of men and women were studied (56% female). There were more relapsing patients (n=18) than newly diagnosed (n=9). The median dose of CS at trial entry was 13 mg (range 0-30). Among the population studied, anti-dsg3 antibody levels confirmed the diagnosis of PV in 23 (85%) patients. One (4%) patient was autoantibody negative, and three (11%) patients had only positive anti-dsg1 antibodies, suggesting a diagnosis of PF and not PV. Two of 27 patients had their dose of PRN1008 increased to 500 mg or 600 mg twice daily in response to increased disease activity, with all other patients remaining on 400 mg twice daily throughout the study.

Target class block B cells block auto antibodies block inflammation non-depleting activation production function fc receptors macrophages influx/ de- granulation neutrophils BTK CD20 IVIg FcRn GVHD transplant lupus nephritis Nephro Pathy MGN ITP TTP AIHA PV BP PF CIU ASTHMA PBS AI HEPATITIS AI pancreatitis Uveitis sclerosing chol Dry Eye G-B MG PPMS SPMS NMO RRMS Vasculi tides Sjogren’s JRA RA SLE FL NHL DLBCL WM MCL WM CLL hem Onc benign hem nephrology dermatology IgE GI Ophthalmology Neurology Rheumatology FcyR Neutrophil fc&r basophil mast cell BCR Osteoclast RANKL B cell macrophage APC

As of April 2018, 14 of 26 (54%) patients treated with PRN1008 met the primary endpoint of CDA on zero or low-dose CS by the Day 29 visit. Three of six (50%) patients on zero CS had achieved CDA by the Day 29 visit, demonstrating activity of PRN1008 without any CS. Five of 20 (25%) patients had achieved CR on low-dose CS (specifically 2.5, 5, 8, 8, 20 mg/day) by the Day 85 visit.

PDAI scores fell rapidly over the 12 weeks of treatment, associated with a decrease in pathogenic autoantibodies as demonstrated in the figure below. ABQOL scores improved by approximately 20% over the 12 weeks of treatment (data not shown).

GVHD transplant lupus nephritis Nephro Pathy MGN ITP TTP AIHA PV BP PF CIU ASTHMA PBS AI HEPATITIS AI pancreatitis Uveitis sclerosing chol Dry Eye G-B MG PPMS SPMS NMO RRMS Vasculi tides Sjogren’s JRA RA SLE FL NHL DLBCL WM MCL WM CLL hem Onc benign hem nephrology dermatology IgE GI Ophthalmology Neurology Rheumatology FcyR Neutrophil fc&r basophil mast cell BCR Osteoclast RANKL B cell macrophage APC

PRN1008 was observed to lower both anti-dsg1 and anti-dsg3 levels, the two most prevalent pathogenic autoantibodies in patients with pemphigus. This effect was seen as early as the Day 29 visit. Furthermore, in most patients with initially elevated anti-dsg3, levels remained suppressed after cessation of PRN1008 treatment, suggesting a sustained effect beyond the 12-week period of PRN1008 treatment on patients’ pemphigus-associated pathogenic autoantibodies.

Efficacy after four weeks of treatment was consistently seen across all subgroups with the exception of the one anti-desmoglein antibody-negative patient and three patients with a PF antibody profile, as shown in the figure below. Two of the three PF patients had later clinical responses from the Day 57 visit, including one patient with CR at Day 85, on low-dose CS. Anti-desmoglein antibody confirmation of PV or PF will be required in the planned pivotal Phase 3 trial.

Consistent with the observations from the Phase 1 trials in healthy volunteers, PRN1008 has been well-tolerated in this pemphigus trial as of April 2018. No clinically significant laboratory, vital signs and/or electrocardiographic signals have been observed. No treatment-related deaths, or adverse events leading to discontinuation of treatment have been reported.

Three serious adverse events have been reported, only one of which was deemed by the investigator to be related to PRN1008. The related event was a Grade 3 event of cellulitis, a bacterial skin infection that led to hospitalization and dose interruption for three days. The patient was retreated for a further two months without incident.

The most frequent treatment-emergent adverse events, or TEAEs, independent of causality, were pemphigus worsening (26%), nausea (22%), headache (15%), skin infection/cellulitis (11%), abdominal pain (11%) and diarrhea (11%). The most frequent treatment-emergent adverse events, or TEAEs, deemed by the investigator to be related to PRN1008 therapy were nausea (15%), abdominal pain (11%) and headache (11%)— all mild or moderate in severity and typically transient. Two patients on chronic anticoagulation medication (rivaroxaban) have been treated without bleeding complications. TEAEs as of April 2018 are summarized in the tables below.

Treatment-Emergent Adverse Events: Phase 2 Incidence ≥10% Independent of Causality

	Grade 1-2		Grade 3-4		All Grades
	n	Percentage (n=27)	n	Percentage (n=27)	n	Percentage (n=27)
Pemphigus worsening	7	26%	0	0%	7	26%
Nausea	6	22	0	0	6	22
Headache	4	15	0	0	4	15
Skin infection/cellulitis	2	7	1	4	3	11
Abdominal pain	3	11	0	0	3	11
Diarrhea	3	11	0	0	3	11

Safety Overview: Phase 2 Clinically Significant Events

	Total		Drug-related
	n	Percentage (n=21)	n	Percentage (n=21)
Subjects reporting ≥1 SAE	3	11%	1	4%
Subjects reporting ≥ Grade 3 AE	3	11	1	4
AEs leading to discontinuation	2	7	0	0
Major hemorrhage	0	0	0	0
Atrial fibrillation	0	0	0	0
Thrombocytopenia	0	0	0	0
Neutropenia	0	0	0	0

In this trial, we observed no reported incidences of major hemorrhage, atrial fibrillation, neutropenia or thrombocytopenia - events that have been reported with marketed BTK inhibitors.

Analysis of the pharmacokinetic and pharmacodynamic endpoints revealed therapeutic levels of BTK occupancy in peripheral white blood cells in all but one patient; the pre-dose average at steady state was 87% (pre-dose target was ≥70-80%) and the average Day 1, 2-hour post-dose BTK occupancy was 88%. As would be expected due to the rapid systemic clearance and slow off-rate kinetics of PRN1008 from its target, plasma concentrations at trough (approximately 12 hours post-dose) were minimal while BTK occupancies remained high.

Canine Study of PRN1008 Monotherapy in Pemphigus Foliaceus

Because pemphigus naturally occurs in both humans and dogs, primarily affecting the skin and paws of the dog, we were able to conduct a clinical trial of PRN1008 in PF dogs. This canine clinical trial demonstrated the effects of PRN1008 as a monotherapy without the need for the usual care of CS, and the PDAI results shown in the graph below were similar to the results of our Phase 2 human clinical trial in pemphigus. The images of Dog #1 show progression over the course of the trial.

Endpoint Response Rate primary secondary Control of Disease Activity (CDA) by 4 Week Visit 11/18 (61%) (CDKA, no new lesions, existing lesions healing) Complete Remission by Week 12 Visit 4/12 (33%) (With no more than 0.5 mg kg/day of prednisolone) Control of Disease Activity by Week 4 Visit (Without Corticosteroids) 3/3 (100%)

Clinical Improvement in Canine Pemphigus with PRN1008 Monotherapy

Anticipated Design of the Phase 3 Clinical Trial of PRN1008 in Pemphigus

We anticipate commencing a single, randomized, double-blind, placebo-controlled, pivotal, Phase 3 clinical trial by the end of 2018 in up to 120 patients. Our investigational new drug application, or IND, in the United States for the Phase 3 pemphigus trial became effective in July 2018. This trial will evaluate PRN1008 versus placebo, using a background treatment of tapering doses of prednisone. The trial entry criteria include

Pemphigus disease activity Index/ ABQOL Score 79% improvement in PDAI after 12 weeks treatment 41% improvement in Qol after 12 weeks treatment mean PDAI Score ABQOL score PRN1008 treatment Post-discontinuation follow up Anti-dsg1 Anti-dsg3 Antibody units Week of study Week PRN1008 treatment Post-discontinuation follow up Antibody units PRN1008 treatment Post-discontinuation follow up patients with moderate to severe PV who are either newly diagnosed or relapsing with chronic disease. The trial will also include a small number of patients with PF. This demographic will potentially represent three quarters of the pemphigus patient population. The primary endpoint will be the ability of PRN1008 to achieve durable CR on very low-dose prednisone (≤ 5 mg) after 36 weeks of treatment. Durable CR is defined as a state in which all lesions have healed and no new lesions have appeared for a period of at least eight weeks. Key secondary endpoints include cumulative CS use, time to CR, and durable CR on ≤ 10 mg CS. After 36 weeks, all patients will be treated with active PRN1008 therapy in an open-label extension period of 24 weeks. The trial size of the Phase 3 is similar to those of two recent randomized, controlled, Phase 3 trials investigating rituximab and ofatumumab in PV. Primary endpoint effect sizes are calculated by extrapolation of our Phase 2 data and recent historical data for rituximab as compared to placebo on a background of tapering prednisone. The clinical trial has been designed with an estimated statistical power of greater than 90%. We also plan to conduct a separate open-label safety trial, which will enroll patients from both the Phase 3 and prior Phase 2 trial who wish to continue treatment with PRN1008.

PRN1008 for the Treatment of ITP

We also are developing PRN1008 for the treatment of immune thrombocytopenic purpura, or ITP. We believe there is a strong mechanistic rationale for BTK inhibition to be disease modifying in ITP. Furthermore, PRN1008 does not impair platelet aggregation, thereby avoiding the bleeding and bruising risk typically associated with other BTK inhibitors.

Disease Background

ITP is a rare and often chronic autoimmune disease where blood levels of platelets, a key component in normal blood clotting, drop to very low levels. Like pemphigus, ITP is an autoimmune disease driven by pathogenic autoantibodies. In the case of ITP, these pathogenic autoantibodies are targeting platelet glycoproteins. Autoantibody binding results in Fcg receptor-mediated destruction of platelets primarily by macrophages. Increased levels of circulating B cells excreting platelet glycoprotein antibodies have been reported in ITP patients. ITP patients have been observed to have increased levels of circulating B cells excreting platelet glycoprotein. While ITP patients can be asymptomatic, they often have episodic nose and gum bleeding, frequent bruising and significant fatigue. Primary ITP, also known as idiopathic, occurs when ITP develops for no known reason. Secondary ITP is associated with other illnesses such as an infection or autoimmune disease, such as systemic lupus erythematosus, or occurs after transfusion or taking certain drugs, for example, certain drugs used to treat cancer. Patients also endure a poor quality of life due to the need to limit activities and monitor blood parameters to decrease the risk of serious bleeding. In 2018, according to a survey of 1,300 ITP patients published at the European Hematology Association, 36% of patients said having ITP had a high impact on their emotional well-being, severe fatigue being the most difficult impact for these patients to manage from an emotional perspective. The most severe medical issue in these patients was intracranial bleeds, which can be fatal. In cases of severe ITP, the five-year mortality rate due to intracranial bleeding in patients over 60 years of age is 47.8%, according to a retrospective study on bleeding risk with ITP published in the Archives of Internal Medicine.

While most pediatric cases go into spontaneous remission within six to 12 months, the majority of adult cases progress to chronic ITP, according to an international working group for ITP published by Blood. Worldwide, the incidence has been estimated to be between 10 and 20 cases per hundred thousand of population. There are approximately 330,000 people living with primary and secondary ITP in the United States and Europe, including approximately 70,000 people with chronic primary ITP in the United States and almost 90,000 in Europe. In addition, there are over 30,000 people living with chronic secondary ITP in the United States and 36,000 people living in Europe. Approximately 90% of chronic ITP patients continue to need additional therapy. Patients must be treated if their platelet levels drop to below 30,000 per mm3 to avoid potentially fatal intracranial bleeds; however most physicians treat patients if their platelet levels drop to between 50,000 to 60,000 per mm3. The optimal treatment for the vast majority of patients with chronic ITP is determined by their platelet level responses.

Limitations of Current Therapies

Current ITP therapy is divided into two distinct groups: first-line treatment to treat acute episodes of the disease, which typically last less than six months, and second-line therapy for chronic treatment and control of the disease. There is no current option that provides a safe and effective therapy that can be used to manage episodes, control the disease and prevent flares with chronic therapy.

First-Line Treatments: A short course of CS or a single dose of intravenous immunoglobulin therapy, or IVIg, is typically used as a first-line treatment. While initial responses to CS offer a rapid onset of efficacy and a high initial response rate, at least 50% of patients ultimately relapse following tapering and will require additional therapy. It is well documented that CS have serious and often long-term morbidities, including serious infections, type II diabetes, osteoporosis and cardiovascular effects and can be associated with mortality as well. IVIg is often used as rescue therapy when platelet levels are extremely low to avoid immediate bleeding risks. However, it is not commonly used for chronic therapy due to its transient effects, significant toxicities, IV administration and high cost of treatment.

Second-Line Treatments and Beyond: There are several treatments used in chronic ITP. Nearly all patients receive treatment based on their platelet counts and symptoms, according to American Society of Hematology guidelines. Most patients receive either a thrombopoietin receptor agonist, or TRA, or rituximab as second-line, and then are treated upon relapse with whichever of those two drugs was not used initially. Splenectomy, the surgical removal of the spleen, was once considered to be the standard of care for second-line treatment of ITP. However, due to the surgical risks and the lifetime heightened risk of serious bacterial infections it has been replaced by TRAs, a class of drugs that are aimed at increasing platelet production but have no ability to stop platelet destruction. Currently, there are two approved TRAs, romiplostim, a weekly subcutaneous injection, and eltombopag, a daily oral tablet. In June 2018, the FDA approved rituximab for the treatment of PV. Rituximab is often used off-label as a second-line treatment for ITP in adults due to its strong short-term response rates. However, poor long-term efficacy and unknown safety are considered to be drawbacks. Recently, the FDA approved fostamatinib disodium hexahydrate, an oral inhibitor of spleen tyrosine kinase, or Syk. In its clinical program, fostamatinib has demonstrated efficacy in about 18% of patients and has been associated with diarrhea, hypertension, liver toxicity, neutropenia and fetal toxicity.

The key unmet needs in ITP are treatments that work beyond first line and have better durability and a more rapid onset. Currently available treatment options are limited by short duration of response and safety concerns, leaving significant numbers of ITP patients without reasonable treatment options. While the introduction of TRAs has been very advantageous, there are few options that effectively target the underlying cause of ITP in the majority of patients, pathogenic antibody production, and subsequently stop destruction of platelets and prevent low platelet production. The current treatments that target pathogenic autoantibodies are limited by toxicities, route of administration (IV), relapse rates and risk of infection.

Our Solution

We are developing PRN1008 as an oral drug for the treatment of primary and secondary ITP. We believe that PRN1008 is highly suited to address the most common underlying cause of ITP—pathogenic autoantibodies—through prevention of Fcg—mediated destruction of platelets by splenic macrophages, neutralization of pathogenic autoantibodies and the blocking of the production of new autoantibodies, without depleting B cells. These mechanisms have been shown to stop the platelet destruction that otherwise results in low platelet counts in ITP patients. Thus, we believe PRN1008 has the potential to be an effective oral drug that reduces the untoward effects often seen with more invasive or broader immune suppression. In contrast to other BTK inhibitors, PRN1008 has demonstrated that it did not impact platelet aggregation in blood samples from either normal healthy volunteers or ITP patients.

Pre- treatment 8 weeks 16-20 weeks Canine PDAI score BTK occupancy (Day 1, single dose) Cpdai days on study BTK occupancy dog 4 hr (peak) 24 hr (though)

Ongoing Phase 2 Clinical Trial of PRN1008 in ITP

We are conducting an open-label adaptive Phase 2 trial in up to 24 patients with relapsed primary or secondary ITP who have no other available treatment options and two or more recorded platelet counts <30,000 per mm3 expressed as platelets per cubic millimeter of whole blood at study entry. Patients are dosed orally with active therapy for 12 weeks, after which there will be a 12 week follow-up period to determine safety, PK, PD and durability. Intra-patient dose-escalation is permitted every 28 days depending on clinical response, with four dosing levels studied. Dosing levels include 200 mg daily, 400 mg daily, 300 mg twice daily and 400 mg twice daily. This Phase 2 trial is being conducted at multiple sites in the United States and Europe under an IND submitted by us that became effective August 2017. This trial will inform the Phase 3 trial design and a potential path to approval.

PRN2246 for the Treatment of Multiple Sclerosis

We designed PRN2246, our second BTK inhibitor in clinical development, as a potential therapy for diseases characterized by neuro-inflammation. PRN2246 is an oral, irreversible covalent BTK inhibitor that was designed to access the brain and spinal cord by crossing the blood-brain barrier and, subsequently, to impact local immune cells within the CNS, including B cells. We have completed dosing all patients in our Phase 1 clinical trial of PRN2246, confirmed human CNS exposure in a dedicated arm of that trial, and have entered into a collaboration agreement with Sanofi for further development.

Collaboration with Sanofi

In November 2017, we entered into a strategic collaboration with Sanofi, or the Sanofi Agreement, for the development of PRN2246 in MS and other CNS diseases. Under the Sanofi Agreement, we are responsible for completing Phase 1, after which Sanofi will be responsible for all further clinical development activities.

In December 2017, we received a $40.0 million upfront payment and are eligible to receive development, regulatory and commercial milestones of up to an aggregate of $765.0 million as well as royalties up to the mid-teens. We hold an option to fund a portion of Phase 3 development costs in return for, at our discretion, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in rates up to the high-teens. In May 2018, we amended the Sanofi Agreement to include additional activities under the early development plan and to modify the definition of one of the milestone payments. In July 2018, we received a $10.0 million payment from Sanofi for the completion of a major part of the Phase 1 trial, pursuant to the amendment. In August 2018, we received a $5.0 million payment from Sanofi for completion of preclinical toxicology studies.

Disease Background

MS is considered an inflammatory autoimmune disease of the central nervous system that leads to attacks on the surrounding covers of nerve cells, known as the myelin sheath. The disease is characterized by demyelination and neurodegeneration that manifests clinically as worsening physical disability and other deficits. Although the precise etiology of MS remains unclear, the key pathophysiology is the formation of lesions caused by an aberrant inflammatory cascade. Clinical symptoms include numbness, difficulty walking, visual loss, loss of coordination and muscle weakness. The course of MS is highly varied and unpredictable. About 45% of patients experience ambulatory or walking impairment after the onset of the disease. Many components of the immune system are involved in the disease, including T cells, cytokines and B cells. B cells in the CNS are linked to severity of disease and may be due to chronic, inflammation-inducing B cell generating tissue in the CNS. BTK is critical for B cell differentiation, activation and maturation and also regulates the activation of other immune cells in the periphery and CNS.

Approximately 400,000 patients suffer from MS in the United States and globally there are approximately 2.3 million diagnosed patients, approximately 50% of whom are treated with drug therapy. The size of the MS market is expected to be approximately $24.0 billion in 2025. Recent advances in the understanding of MS has evolved the terms in which the disease is described and to focus on the more unmet need areas of progression and inflammation.

Limitations of Current Therapies

Current treatments primarily target cytokine behavior; suppress T cell activation, proliferation, migration, and CNS infiltration; and inhibit B cell activity. These therapies have demonstrated efficacy predominantly in patients whose disease is characterized by an active inflammatory component—mainly relapsing-remitting MS, or RRMS, and relapsing secondary progressive MS, or SPMS—but have proven less effective in patients with primary progressive MS, or PPMS. Optimal management of MS should target inflammation on both sides of the blood-brain barrier. Most drugs are more efficacious in RRMS and generally target T cell activation and cytokines. To date the only approved therapy for PPMS is the recently approved B cell–depleting monoclonal antibody, ocrelizumab.

Our Solution

The role of B cells in the pathogenesis of MS has been clinically validated through the successful clinical use of ocrelizumab, which selectively depletes peripheral CD20-expressing B cells. B cells increase in number in the brain during neuro-inflammation, and they are thought to play a central role in MS pathology through multiple mechanisms including antigen presentation, cytokine secretion and antibody production. The second validation of the mechanism comes from a Merck KGaA Phase 2 trial studying the BTK inhibitor, evobrutinib, in relapsing MS patients that met its primary endpoint. The related press release states that evobrutinib has demonstrated clinically meaningful reductions of gadolinium-containing contrast agents when compared to placebo. Gadolinium normally cannot pass from the bloodstream into the brain or spinal cord due to the blood-brain barrier, but during active inflammation within the brain or spinal cord, as during an MS relapse, the blood-brain barrier is disrupted, allowing gadolinium to pass through and mark areas of active inflammation. According to the press release, the primary endpoint was achieved, and these results would seem to represent clinical proof of concept for a BTK inhibitor in the treatment of MS.

Accumulating evidence also suggests that microglial cells play a critical role in the inflammatory cascade in neuro-inflammatory disorders and preclinical studies demonstrated the importance of the microglial function in antibody-mediated demyelination. Thus penetration of the CNS and periphery would give PRN2246 the potential to target multiple pathways involved in the initiation and propagation of CNS inflammation and autoimmune diseases such as MS. As an oral drug candidate designed to reach not only peripheral but also central pathogenic autoantibodies within the CNS, we believe PRN2246 represents a unique opportunity to affect this devastating disease.

B cells are key drivers in MS, regulating autoimmunity and neuro-inflammatory responses. The action of BTK inhibition on both sides of the blood-brain barrier potentially offers broad activity, compared to other agents in the treatment of MS, to target systemic autoimmunity and local CNS inflammation. This profile of a targeted CNS penetrant immunosuppressive, as shown in the table below, may have broad applicability in MS and across other neuro-inflammatory diseases.

Ongoing Phase 1 Clinical Trial of PRN2246

The ongoing Phase 1 trial is a double-blind, placebo-controlled trial evaluating the pharmacokinetics, pharmacodynamics, BTK occupancy and safety and tolerability of PRN2246 given orally to healthy volunteers in single ascending dose, or SAD, cohorts, and in multiple ascending dose, or MAD, cohorts over 10 days of treatment.

We have completed dosing all participants in our Phase 1 clinical trial of PRN2246, which was well tolerated in over 70 healthy volunteers. In a dedicated arm of the trial, human CNS exposure was confirmed in cerebral spinal fluid in all participants in the arm, which we believe highlights the potential for PRN2246 to impact B cell-driven inflammation in both the periphery and CNS.

Results from the completed SAD cohorts showed a rapid effect on BTK target occupancy. A single dose of PRN2246 achieved therapeutic levels of BTK target occupancy. Full inhibition occurred rapidly and therapeutic levels of BTK occupancy, indicative of sustained inhibition of BTK activity, were maintained over 24 hours.

Preclinical data

In preclinical studies, we observed effects on disease-relevant B cell and Fc-mediated mechanisms, which we believe support the rationale for use of PRN2246 in the treatment of MS. We observed dose-dependent protection from disease induction in a mouse model of experimental autoimmune encephalomyelitis, or EAE, a neuro-inflammatory model with similarities to human MS, with durable BTK target occupancy confirmed for up to 24 hours in both the periphery and CNS of treated mice. We believe these results provide evidence that PRN2246 has the potential to address both peripheral and neuro-inflammation driven by B cells, macrophages and microglia.

PRN1371 FGFR Inhibitor Program

We believe that complete inhibition of an oncogenic target is necessary for the treatment of cancer, and that next-generation, irreversible covalent drugs have typically out-performed the traditional, reversible predecessors. Furthermore, we used our Tailored Covalency approach to design PRN1371, an oral irreversible inhibitor, to be highly selective for fibroblast growth factor receptors, or FGFR, 1-4 in order to avoid the toxicities that have plagued many of the previous FGFR inhibitors and potentially limited their utility.

Disease Background FGFR in Solid Tumors

Multiple solid tumor types are associated with alterations of FGFR. Patients with tumors harboring such genetic alterations can readily be identified with commercially available genetic tests, making this mechanism an excellent candidate for targeted therapy. FGFR as a therapeutic intervention has been clinically validated in bladder cancer and cholangiocarcinoma and has shown activity in a number of other tumors including head and neck, gastric and lung cancer. The percentage of patients with FGFR alterations in these tumor types varies from low single digits to the mid-teens with FGFR2 or FGFR3 mutations and fusions being the most susceptible to monotherapy with FGFR inhibitors.

Early-stage bladder cancer has the highest percentage of patients with FGFR alterations between 60% and 80% of non-muscle invasive bladder cancer, or NMIBC, patients. The current form of treating the cancer in the United States is to have frequent bladder visualization and tumor resection procedures, called cystoscopy, which has resulted in bladder cancer being one of the most costly forms of cancer to treat. According to the American Cancer Society and the SEER database, the annual United States incidence of NMIBC diagnosis is approximately 60,000 people, with approximately 500,000 people currently living with NMIBC in the United States. This area of bladder cancer also represents an opportunity to explore the role of FGFR alterations in the microenvironment of tumors and determine if FGFR inhibition may improve responsiveness to checkpoint inhibition and other cancer immune therapies.

Limitations of Current Therapies

Many of the patients that could benefit from FGFR therapy today are either treated by chemotherapy or cancer immune therapies. Most of those therapies are effective but not curative and come with significant safety and tolerability risks. FGFR targeted therapies provide an alternative treatment of cancer for patients with mutations or fusions of this protein as they attack the specific alteration that drives the cancer and are more selective in their approach. Specifically, blocking FGFR alterations in FGFR driven tumors might provide higher efficacy and less toxicity for patients. Most pan-kinase inhibitors and reversible selective FGFR inhibitors that are currently in development have significant off-target effects that may limit their clinical utility. A significant unmet need remains for a highly selective well tolerated FGFR inhibitor that has the ability to fully inhibit this pathway in patients with an FGFR driven tumor.

Our Solution

The dose-escalation portion of our Phase 1 trial in an “all-comer” metastatic oncology patient population has identified a well-tolerated 35 mg daily dose with favorable pharmacodynamic data to advance into future clinical trials in solid tumors, with an initial focus on metastatic bladder cancer. The irreversible covalent binding allows for a highly potent effect on the target protein, and we believe that the selectivity profile of PRN1371 has led to the enhanced tolerability observed to date. While there were no partial responses, several of the stable disease patients remained on treatment for over 12 months, suggesting both sustained benefit for these highly pre-treated patients, as well as tolerability of the drug.

With a well-tolerated and pharmacologically active dose now identified, we intend to initially study PRN1371 in early- and late-stage bladder cancer. The ongoing Phase 1 trial would then open a Phase 1 expansion cohort in FGFR mutated or translocated metastatic bladder cancer to demonstrate efficacy in a known FGFR-responsive setting and explore the sub-group of patients who have failed prior checkpoint inhibitor therapy. Based on the observed pharmacodynamics of PRN1371 and high FGFR alteration rate of between 60 to 80%, we believe that NMIBC is a disease that could benefit from the unique attributes of PRN1371. A study in low- to medium-risk NMIBC patients prior to papillary tumor resection would then assess PRN1371 efficacy and may allow further exploration of the impact on tumor microenvironment.

Pharmacokinetics, Pharmacodynamics, Efficacy and Safety

Length of treatment of the 36 patients dosed in the dose-escalation portion of our Phase 1 trial varied from days to well over 12 months in several patients. As of August 16, 2018, 34 patients have completed dosing and two continue in the study.

In the Phase 1 portion of the trial, PRN1371 was rapidly absorbed following oral administration and rapidly clears from the body, with a short plasma half-life of approximately one and a half hours. Robust increases of greater than 60% in the biomarker of serum phosphate were seen at the recommended Phase 2 dose of 35 mg daily.

Insufficient numbers of patients who have the appropriate FGFR alterations have been studied to form any firm conclusions regarding efficacy. Twelve patients that received PRN1371 for more than two cycles had a FGFR fusion, mutation or high mRNA level. Of these patients, none had a formal partial response, or PR, and 10 of 12 (83%) had stable disease, including some patients with partial tumor regression.

As of July 2018, administration of PRN1371 daily doses up to 35 mg was well-tolerated, with the higher dose level of 25 mg twice daily having noticeably more adverse events. Five of the 25 serious adverse events, or SAEs, were deemed by the investigator to be related to PRN1371. All were seen with twice-daily dosing and included nausea (n=2), vomiting, creatinine increase, and depressed level of consciousness. No study discontinuations were attributed to adverse events.

As of March 2018, of the 27 patients who reported PRN1371-related TEAEs, the majority were classified as either mild (Grade 1; 30%) or moderate (Grade 2; 52%), and less than 18% were severe (Grade 3: hyperphosphatemia (n=3), nausea (n=1), vomiting (n=1), and hyponatremia (n=1), with none classified as life-threatening (Grade 4) or leading to death. TEAEs related to PRN1371 by maximum dose level are summarized in the table below.

Treatment-Emergent Adverse Events deemed related to PRN1371 by the Investigator

Adverse events (number of patients)	Maximum dose administered
	Cohort 1 15mg qd (n=4)	Cohort 2 20mg qd (n=4)	Cohort 3 25mg qd (n=4)	Cohort 5 15mg bid (n=6)	Cohort 4 35mg qd (n=10)*	Cohort 6 25mg bid (n=8)	All (n=36)
Any	4 (100%)	3 (75%)	3 (75%)	2 (33%)	7 (70%)	8 (100%)	27 (75%)
Grade ≥ 3				1 (17%)		4 (50%)	5 (14%)
SAEs				2 (33%)		2 (25%)	4 (11%)

Adverse events in ≥ 10% patients
Hyperphosphatemia	4 (100%)	2 (50%)	2 (50%)	1 (17%)	7 (70%)	7 (88%)	23 (64%)
Constipation	1 (25%)	2 (50%)		1 (17%)	1 (10%)	3 (38%)	8 (22%)
Nausea		1 (25%)		2 (33%)	2 (20%)		5 (14%)
Dry mouth		2 (50%)	1 (25%)		2 (20%)	1 (13%)	6 (17%)
Decreased appetite		2 (50%)	1 (25%)		1 (10%)		4 (11%)
Alopecia			1 (25%)		1 (10%)	2 (25%)	4 (11%)

*	Recommended Phase 2 dose

Oral Immunoproteasome Inhibitor Program

We believe selective blockade of protein degradation in immune cells by inhibiting the immunoproteasome has potential for the treatment of immunological diseases. We are applying our Tailored Covalency approach to purpose-design highly selective, oral small molecule inhibitors of the immunoproteasome, which exists only in immune cells. By selectively blocking unique targets in the immunoproteasome, our molecules are designed to alter undesired immune responses including pro-inflammatory cytokine production, aberrant T cell function and effects on antigen presentation.

We have discovered multiple series of highly selective, oral small molecule inhibitors of the immunoproteasome. Selective inhibitors of the immunoproteasome have demonstrated activity in preclinical autoimmune and inflammatory studies. These inhibitors are better tolerated than other proteasome and immunoproteasome inhibitors, in part because they spare the constitutive proteasome. Therefore, our inhibitors have potential utility in psoriasis, inflammatory bowel disease and other autoimmune diseases.

We entered into a collaboration agreement with AbbVie for the development of oral immunoproteasome inhibitors. The collaboration is aimed at developing first-in-class oral therapies that bring the power of proteasome inhibition safely into the field of immunology for the treatment of inflammation and autoimmune disorders. In preclinical studies, our oral immunoproteasome inhibitors selectively blocked a targeted cytokine. Pursuant to this agreement, we received a $15.0 million upfront payment in June 2017 and are eligible to receive additional milestone payments of up to an aggregate of $667.5 million as well as tiered royalties in the high single digits.

Our Intellectual Property

Intellectual Property

Intellectual property is critical to our business and we use it to protect our drug candidates, platform technologies, novel biological discoveries such as new uses for targets we are pursuing, and to maintain our competitive edge. We choose intellectual property protection that would provide the most robust protection for the asset that is being protected. For example, since patents provide the strongest form of intellectual protection for marketed drugs, we file for patent protection for our clinical candidates. During the discovery phase of our drug candidates, we pursue patent protection for composition of matter, including drug product, method of use, process of manufacture, and key intermediates. During the development phase of our drug candidates we continue to file patent applications as new inventions are made such as polymorphic forms, formulations, commercial processes, and new uses to increase our commercial success. Since patent protection is a territorial right, we file for patent protection for our drug candidates in at least major pharmaceutical markets such as the United States, Canada, Japan, European Union, Eurasia, China, South Korea, Australia and Mexico. As of June 2018, we had over 20 issued U.S. patents and over 20 patents issued outside of the United States.

Occasionally, it may be necessary or useful for the conduct of our business to obtain rights to third-party intellectual property. We usually obtain rights to third-party intellectual property through exclusive or non-exclusive license or through assignment. For example, we have obtained exclusive licenses under the UC Agreements, to patents and patent applications covering our platform technologies under which we can make, have make, use, have use, sell, have sell, import, or have import products covered by these applications, including five licensed patents as of June 2018. Issued patents and any patents issuing from these applications in United States and abroad would expire between 2024 and 2033 without any potential patent term extensions. However, if we are not able to obtain rights to third-party intellectual property necessary or useful to our business on reasonable commercial terms, our business could be materially harmed.

Patent Term Extension and Patent Term Adjustment

The term of a patent in most countries, including the United States, is 20 years from the effective filing date of the patent assuming maintenance fees are paid, the patent has not been terminally disclaimed, and the patent has not been invalidated through administrative and/or court proceedings. For pharmaceutical products, however, the patent term covering the approved product, can be extended beyond the 20-year term if certain statutory and regulatory requirements are satisfied. In the United States one way the patent term of a patent covering the approved pharmaceutical product can be extended is under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension, or PTE, of up to five years, but not to exceed fourteen years of patent term, for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. In the future, if and when our drug candidates are

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approved by the FDA or foreign regulatory authorities, we will apply for patent term extensions on patents covering the approved products if the patents are eligible for such extension.

In addition, in the United States a patent term may be extended by patent term adjustment or PTA, which compensates a patent for administrative delays by the U.S. Patent and Trademark Office, or USPTO, in examining and granting a patent unless the patent is terminally disclaimed over an earlier filed patent. PTE and PTA extensions are not mutually exclusive; however, extension under the PTA does not have any extension limits. We cannot however provide any assurance that any of our present or future patents will be eligible for patent term adjustment or patent term extension.

The patent portfolio for our platform technologies and most advanced programs is summarized below.

Tailored Covalency Platform Technologies

The patent portfolio for the Tailored Covalency platform technologies includes both our own issued and pending patents and a series of issued patents and patent applications licensed exclusively to us as part of the UC Agreements. Issued patents and patents issuing from the applications will expire between 2024 and 2038 without any potential patent term extensions.

PRN1008

PRN1008 is a reversible covalent inhibitor of BTK and is based on our proprietary Tailored Covalency platform. The patent portfolio for PRN1008 includes issued patents and patent applications wholly owned by us and a patent/patent application as part of the UC Agreements. The wholly owned patent portfolio includes issued patents and patent applications covering composition of matter, methods of making, method of use, intermediates, and pharmaceutical compositions for site specific delivery. The issued composition of matter patents covering PRN1008 in United States and abroad will expire in 2033 without any potential patent term extensions. Additional patents and patents issuing from pending patent applications expire between 2032 and 2037 without any potential patent term extensions.

PRN2246

PRN2246 is an irreversible covalent inhibitor of BTK and is purpose-designed to cross the blood-brain barrier to enable treatment of inflammatory diseases within the CNS. The patent portfolio for PRN2246 includes issued patents and patent applications wholly owned by us. The wholly owned patent portfolio includes patents and patent applications covering composition of matter, method of use and pharmaceutical compositions for site specific delivery of PRN2246. The issued composition of matter patent covering PRN2246 in the United States and abroad will expire in 2036 without any potential patent term extensions.

PRN1371

PRN1371 is an irreversible covalent inhibitor of FGFR. The patent portfolio for PRN1371 includes issued patents and patent applications wholly owned by us and covers composition of matter, methods of making, method of use, intermediates, and pharmaceutical compositions. The issued composition of matter patent covering PRN1371 in the United States and abroad will expire in 2035 without any potential patent term extensions.

Immunoproteasome Inhibitor

We are designing oral inhibitors of the immunoproteasome. These inhibitors reduce production of a number of cytokines for the treatment of autoimmune disorders. The patent portfolio for immunoproteasome inhibitors include patent applications (two provisional applications as well as two non-provisional applications) that have been exclusively licensed to AbbVie pursuant to the AbbVie Agreement. The patent applications cover composition of matter (including compounds and pharmaceutical compositions) as well as methods of use. One non-provisional application will expire in 2035, and the other non-provisional will expire in 2038 without any potential patent term extensions.

Our ability to protect and maintain intellectual property protection for our drug candidates and platform technologies depends on breadth of claims in issued patents in the United States and abroad and our ability to enforce them. Since the patent prosecution process is an unpredictable process, there are no assurances that patent applications we have filed or licensed from third parties will result in the issuance of patents. In addition, we cannot predict the scope of claims that may be allowed and whether they would be enforceable. In addition, if there are any third party dominating patent(s) that cover our drug candidates, it will impact our ability to commercialize our drug candidates until we obtain a license to such patent(s). If we are unsuccessful in obtaining a license to the patent on reasonable terms or the patentee is unwilling to give us a license, we may have to bring administrative proceedings such as inter party review, post grant proceeding, opposition proceedings to cancel the blocking patent claims, or invalidation proceeding in a court of law. This could result in substantial costs to us or delay in commercialization of our drug candidates even if we are successful. Additionally, since the drug development and regulatory review process is lengthy and unpredictable, it is possible that patents covering such drug candidates may expire prior to commercialization or remain in force for a short duration following commercialization thereby reducing our marketing exclusivity which may adversely affect our business and financial condition.

For the conduct of our research and development activities we may use services of third parties such as contractors, scientific advisors, and consultants and may have to disclose our proprietary information to such third parties. We protect our intellectual property in these situations by entering into service or consulting agreements with such third parties under which they are obligated to assign any invention arising from the services to us, maintain our proprietary information confidential, and not use confidential information of others. These agreements may however be breached by the above parties and we may not have adequate remedies for any breach. In addition, to the extent, that the above parties utilize intellectual property of others in their work for us without our knowledge, disputes may arise as to the ownership of resulting invention and know-how which may adversely impact our business.

In addition to patent protection, we utilize trade secrets to protect proprietary information related to our research tools, know how, continuing technological innovation relating to our platform technologies and to help maintain our competitive advantage. We own two registered trademarks for “Principia Biopharma” and “Tailored Covalency.” We enter into confidentiality agreements with our employees, contractors, scientific advisors, and consultants to protect our proprietary information. Trade secrets and know-how can be difficult to protect, and we anticipate that with respect to our platform technologies, these trade secrets and know-how may over time be disseminated within the industry through independent development.

Our Licenses and Collaborations

Sanofi License Agreement related to PRN2246

In November 2017, we entered into the Sanofi Agreement for an exclusive license to PRN2246 and backup molecules for development in MS and other CNS diseases. Under the Sanofi Agreement, we will complete Phase 1, and Sanofi will take on all further development activities. We and Sanofi will each be responsible for certain early development costs, and Sanofi will be responsible for all further development and commercialization costs, subject to our Phase 3 option described below.

Sanofi has an exclusive license for PRN2246 and its backups for the CNS field, which includes indications of the central nervous system, retina and ophthalmic nerve. We have agreed not to develop other BTK inhibitors within the CNS field, and Sanofi has agreed not to develop PRN2246 or its backups for any indications outside the CNS field. In the event that we cease all development and commercialization of our other BTK inhibitors or unilaterally decide to offer Sanofi a field expansion, Sanofi could expand its field upon payment to us of a field expansion payment as well as potential milestones and royalties as related to the expanded field.

In December 2017, we received a $40.0 million upfront payment. Under the Sanofi Agreement, we may receive development, regulatory and commercial milestones up to an aggregate of $765.0 million, as well as tiered royalties up to the mid-teens. We have an option to fund a portion of Phase 3 development costs in return for, at our option, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in tiered royalties up to the high-teens. Only the additional royalty option would be available if we develop PRN1008 for major enumerated indications overseen by the FDA’s Division of Pulmonary, Allergy and Rheumatology Products or in the event of a certain change of control involving us and certain Sanofi competitors. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis until the later of the date that all of our patent rights that claim a composition of matter of such product expire in such country, the date of expiration of regulatory exclusivity for such product in such country, or the date that is ten years from the first commercial sale of such product in such country.

In May 2018, we amended the Sanofi Agreement to include additional activities under the early development plan and to modify the definition of one of the milestone payments. In July 2018, we received a $10.0 million payment from Sanofi for the completion of a major part of the Phase 1 trial, pursuant to the amendment. In August 2018, we received a $5.0 million payment from Sanofi for completion of preclinical toxicology studies.

The Sanofi Agreement expires on a country-by-country basis upon expiration of all royalty payment obligations for all products in such country, except in the case of the United States, if we elect to fund a portion of Phase 3 development costs and share in profits and losses in the United States. Either party may terminate the Sanofi Agreement in the event of an uncured material breach by the other party or a bankruptcy or insolvency of the other party. Subject to certain exceptions, we may terminate the Sanofi Agreement with respect to specific patents licensed under the agreement in the event that Sanofi challenges the validity, enforceability or patentability of such patents. Sanofi may terminate the Sanofi Agreement either in its entirety or on a regional basis upon prior written notice to us, including a shorter notice period in the event of a safety concern or failure of the product to successfully complete certain early-stage development studies. Upon any termination, all licenses granted to Sanofi under the Sanofi Agreement terminate.

Sanofi has the right to terminate the Sanofi Agreement upon prior written notice to us in the event of our change of control. Additionally, if the agreement is not terminated in the event of any such change of control as a result of an acquisition of our business by certain competitors of Sanofi, our right to receive a share in profits and losses in the United States will cease, and we will only have the right to receive increased tiered royalties up to the high-teens in the event we exercise our option to fund a portion of Phase 3 development costs.

AbbVie Development and License Agreement related to Oral Immunoproteasome Inhibitors

In June 2017, we entered into the AbbVie Agreement related to the research and development of oral immunoproteasome inhibitors. Under the AbbVie Agreement, we and AbbVie will collaborate on the research and preclinical development of one or more oral immunoproteasome inhibitors with each company bearing its own costs. Following the expiration of the two-year research term (which can be extended by AbbVie for up to six months), AbbVie will become responsible, at its sole cost, for all further development and commercialization activities for each such compound.

In June 2017, we received an upfront payment of $15.0 million. Under the AbbVie Agreement, we may receive additional development, regulatory and commercial milestones of up to an aggregate of $667.5 million as well as tiered royalties in the high single digits. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis, until the later of (i) the date that all patent rights that claim a composition of matter of such product expire in such country, (ii) the date of expiration of regulatory exclusivity for such product in such country, or (iii) the date that is ten years from the first commercial sale of such product in such country.

Exclusivity obligations, which vary depending on the stage of development, apply to us and AbbVie with respect to research and development of certain other inhibitors of the immunoproteasome.

The AbbVie Agreement expires upon expiration of all royalty payment obligations for all products. Either party may terminate the AbbVie Agreement in the event of an uncured material breach by the other party or a bankruptcy or insolvency of the other party. AbbVie may terminate the AbbVie Agreement either in its entirety or on a regional basis upon prior written notice to us. Upon any termination (other than for our material breach, bankruptcy or insolvency), all licenses granted to AbbVie under the AbbVie Agreement terminate. Upon any termination by AbbVie for our material breach, bankruptcy or insolvency, all rights and licenses granted to AbbVie under the AbbVie Agreement survive, subject to certain continued payment obligations of AbbVie under the AbbVie Agreement if termination occurs prior to the end of the research period.

University of California License Agreements

In November 2009, we entered into a license agreement, or the First Agreement, with the Regents of the University of California, or the Regents, which was amended in October 2010, February 2011, and amended and restated in May 2012. In September 2011, we entered into a separate license agreement, or the Second Agreement, with Regents which was amended and restated in December 2013. We refer to the First Agreement and the Second Agreement together as the UC Agreements. Under the UC Agreements, the Regents have granted to us exclusive, worldwide licenses, with the right to grant sublicenses, under the Regents’ patent rights in certain patent applications to make, use, sell, offer for sale, and import products and services and practice methods covered by such patent applications in all fields of use.

We have paid the Regents license fees of $30,000 and $10,000 under the First Agreement and the Second Agreement, respectively, and we are required to pay the Regents annual license maintenance fees equal to $30,000 and $10,000 for the First Agreement and Second Agreement, respectively, prior to launching any licensed product. We may be obligated to make one-time regulatory and development milestone payments under the First Agreement or the Second Agreement for future drug candidates. We are obligated to pay the Regents tiered royalty payments in the low single digits on net sales of the licensed products. The royalty is payable under the First Agreement or the Second Agreement, but not both. For licensed products under the First Agreement, we have to pay a minimum annual royalty payment of $50,000 beginning in the calendar year after the first commercial sale of a licensed product occurs. The royalties are subject to standard reductions and are payable until the patents upon which such royalties are based expire or are held invalid. The patents issuing under the First Agreement will expire between 2024 and 2030 and under the Second Agreement will expire in 2033, subject to any potential patent term extensions. Additionally, we are obligated to pay the Regents payments on non-royalty licensing revenue we receive from our sub-licensees for products covered by UC patents that were identified and developed by us or any third parties. The UC Agreements require us to pay IPO milestone payments under each of the First Agreement and Second Agreement upon the closing of this offering. Based on an assumed initial public offering price of $            , which is the midpoint of the estimated price range set forth on the cover page of this prospectus, the aggregate IPO milestone payments payable by us under the UC Agreements would be approximately $            .

Under the UC Agreements, we are required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products which include obligations to meet certain development-stage milestones within specified periods of time and to market the resulting licensed products in sufficient quantity to meet market demand. We have the right and option to extend the date by which we must meet any milestone in one year extensions by paying an extension fee for second and subsequent extensions, provided we can demonstrate we made diligent efforts to meet the milestone.

These UC Agreements with the Regents continue until the expiration or abandonment of the last of the patent rights licensed under the applicable First or the Second Agreement unless terminated by operation of law. We may terminate the license under the Agreements wholly or on a country-by-country basis without cause at any time by giving prior written notice to the Regents. The Regents may terminate one or both of the Agreements for an uncured breach by us of a material term of the Agreement(s) in question.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary drugs. While we believe that our knowledge, experience and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any drug candidates that we successfully develop and commercialize will compete with existing therapies and new therapies that may become available in the future.

We are aware of several other drug candidates in earlier stages of development as potential treatments for the indications that we intend to target. Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize drugs that are safer, more effective, more convenient, less expensive or with a more favorable label than PRN1008, PRN2246, PRN1371 or any other drug candidate that we may develop. Our competitors also may obtain FDA or other regulatory approvals for their drug candidates more rapidly than we may obtain approval for our drug candidates, which could result in our competitors establishing a strong market position before we are able to enter the market. Many of the companies against which we are competing, or against which we may compete in the future, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved drugs than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.

BTK Inhibitors

There are a number of BTK inhibitors in development. These competitive BTK inhibitors span across multiple indications that may or may not be targeted with our BTK inhibitor franchise. We are aware of many different companies including pharmaceutical and biopharmaceutical companies that are developing BTK inhibitors for autoimmune diseases, including AbbVie, AstraZeneca, Biogen, Bristol-Myers Squibb, Celgene, Eli Lilly, Genentech, Gilead and Merck KGaA. Certain of these are at a similar stage of development as PRN1008. We are aware of one other company, Merck KGaA, developing a BTK inhibitor for MS.

Pemphigus

Only one drug, rituximab, has been approved for the treatment of PV in the United States. In Europe, CS and azathioprine are the only approved therapies for the treatment of pemphigus. Other treatments commonly used for pemphigus include various other immunosuppressants and IVIg. We are also aware of FcRn-targeted molecules being developed for the treatment of pemphigus.

ITP

Steroids and IVIg are commonly used as first-line treatment for the treatment of ITP. Splenectomy, thrombopoietin receptor agonists such as romiplostim and eltombopag, the off-label use of anti-CD20 rituximab, as well as the recently approved Syk inhibitor, fostamatinib, are used as second-line or third-line treatment for the disease. FcRn-targeted molecules are currently in development for ITP.

MS

Current treatments primarily target cytokine behavior; suppress T cell activation, proliferation, migration and CNS infiltration; and inhibit B cell activity. These therapies have demonstrated efficacy predominantly in patients whose disease is characterized by an active inflammatory component—mainly RRMS or SPMS—but have proven less effective in patients with PPMS. Optimal management of MS should target inflammation on both sides of the blood-brain barrier.

FGFR Inhibitors

Small molecule inhibitors of the tyrosine kinase activity of the FGFRs, as well as monoclonal antibodies to FGFR isoforms, are being developed by a number of pharmaceutical, and biotechnology companies. Many of the first generation development compounds were less selective, inhibiting many related receptor tyrosine kinases such as vascular endothelial cell growth factor receptors, VEGFR1 and VEGFR2, and platelet-derived growth factor receptors, confounding the interpretation of the clinical data as well as the observed toxicity. We are aware of a number of companies that are developing more selective compounds with clinical activity seen in lung cancer, bile duct cancer and bladder cancer.

Commercialization Plans

Our aim is to become a fully integrated biopharmaceutical company. Doing so will enable us to pursue our mission to significantly improve the lives of patients suffering from autoimmune disease and cancer. At this stage of the company, we have not yet established a commercial organization or distribution capabilities. Our initial focus for our wholly owned drug candidates is to develop them in orphan indications and genetically defined patient populations allowing us to efficiently commercialize our drug candidates in the United States on our own and potentially worldwide in the longer term. We, however, may establish collaborations with pharmaceutical companies to leverage their capabilities to maximize the potential of our drug candidates. For our programs addressing larger patient populations, we have entered into collaborations with Sanofi and AbbVie and they are responsible for commercialization of these assets. We believe this approach will allow us to successfully commercialize our wholly owned candidates while relying on partners for more resource intensive programs.

Manufacturing and Supply

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently rely, and expect to continue to rely, on third parties for the manufacture of our drug candidates for preclinical and clinical testing, as well as for manufacture of any drugs that we may commercialize. To date, we have obtained active pharmaceutical ingredients, or API, for PRN1008, PRN2246 and PRN1371 for our preclinical and planned clinical phase testing from different third-party API manufacturers and bulk drug product from other third-party manufacturers. We obtain our preclinical and clinical supplies from these manufacturers on a purchase order basis and currently do not have long-term supply arrangements in place. We are in the process of implementing a redundant supply chain for PRN1008 API and drug product. For all of our drug candidates, we intend to identify and qualify redundant manufacturers, with long-term agreements in place, to provide the API and drug product prior to submission of a new drug application, or NDA, to the FDA and/or a marketing authorization application to the European Medicines Agency. PRN1008, PRN2246 and PRN1371 are compounds of low molecular weight, generally called small molecules. They can be manufactured in reliable and reproducible synthetic processes from readily available starting materials. The chemistry is amenable to scale-up and does not require unusual equipment in the manufacturing process. We expect to continue to develop drug candidates that can be produced cost-effectively at contract manufacturing facilities.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review, and approved by the regulatory authority.

U.S. Drug Development

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations. Drugs also are subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or post-market may subject an applicant to administrative or judicial sanctions. These sanctions could include, among other actions, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or market withdrawals, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement and civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect on us.

Any of our future drug candidates must be approved by the FDA through an NDA process before they may be legally marketed in the United States. The process generally involves the following:

•	Completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with good laboratory practice, or GLP, requirements;

•	Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

•	Approval by an independent institutional review board, or IRB, or ethics committee at each clinical trial site before each trial may be initiated;

•

Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, good clinical practice, or GCP, requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

•	Submission to the FDA of an NDA;

•	A determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

•

Satisfactory completion of a FDA pre-approval inspection of the manufacturing facility or facilities where the drug will be produced to assess compliance with current good manufacturing practices, or cGMP, requirements to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity;

•	Potential FDA audit of the preclinical and/or clinical trial sites that generated the data in support of the NDA;

•

Payment of user fees and FDA review and approval of the NDA, including consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug in the United States; and

•

Compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategy, or REMS, and the potential requirement to conduct post-approval studies.

The data required to support an NDA are generated in two distinct developmental stages: preclinical and clinical. The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for any future drug candidates will be granted on a timely basis, or at all.

Preclinical Studies and IND

The preclinical developmental stage generally involves laboratory evaluations of drug chemistry, formulation and stability, as well as studies to evaluate toxicity in animals, which support subsequent clinical testing. The sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. An IND is a request for authorization from the FDA to administer an investigational product to humans, and must become effective before human clinical trials may begin. Preclinical studies include laboratory evaluation of product chemistry and formulation, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to federal regulations and requirements, including GLP regulations for safety/toxicology studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

The clinical stage of development involves the administration of the investigational product to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor’s control, in accordance with GCP requirements, which include the requirement that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters to be used to monitor subject safety and assess efficacy. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative, and must monitor the clinical trial until completed. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the trial was conducted in accordance with GCP requirements and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials generally are conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3, and may overlap.

•	Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the drug candidate.

The primary purpose of these clinical trials is to assess the metabolism, pharmacologic action, side effect tolerability and safety of the drug candidate.

•

Phase 2 clinical trials involve studies in disease-affected patients to determine the dose required to produce the desired benefits. At the same time, safety and further PK and PD information is collected, possible adverse effects and safety risks are identified and a preliminary evaluation of efficacy is conducted.

•

Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product approval. These trials may include comparisons with placebo and/or other comparator treatments. The duration of treatment is often extended to mimic the actual use of a product during marketing.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected suspected adverse events, findings from other studies suggesting a significant risk to humans exposed to the drug, findings from animal or in vitro testing that suggest a significant risk for human subjects and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure.

Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated check points based on access to certain data from the trial. Concurrent with clinical trials, companies usually complete additional animal studies and also must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality and purity of the final product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that our drug candidates do not undergo unacceptable deterioration over their shelf life.

NDA Review Process

Following completion of the clinical trials, data are analyzed to assess whether the investigational product is safe and effective for the proposed indicated use or uses. The results of preclinical studies and clinical trials are then submitted to the FDA as part of an NDA, along with proposed labeling, chemistry and manufacturing information to ensure product quality and other relevant data. In short, the NDA is a request for approval to market the drug for one or more specified indications and must contain proof of safety and efficacy for a drug. The application may include both negative and ambiguous results of preclinical studies and clinical trials, as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product’s use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States.

Under the Prescription Drug User Fee Act, or PDUFA, as amended, each NDA must be accompanied by a significant user fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for drug candidates designated as orphan drugs, unless the drug candidate also includes a non-orphan indication.

In addition, under the Pediatric Research Equity Act, an NDA or supplement to an NDA must contain data that are adequate to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan drug designation.

The FDA also may require submission of a risk evaluation and mitigation strategy, or REMS, plan to ensure that the benefits of the drug outweigh its risks. The REMS plan could include medication guides, physician communication plans, assessment plans, and/or elements to assure safe use, such as restricted distribution methods, patient registries, or other risk minimization tools.

The FDA reviews all submitted NDAs before it accepts them for filing, and may request additional information rather than accepting the NDA for filing. The FDA must make a decision on accepting an NDA for filing within 60 days of receipt. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the goals and policies agreed to by the FDA under PDUFA, the FDA has ten months, from the filing date, in which to complete its initial review of a new molecular entity NDA and respond to the applicant, and six months from the filing date of a new molecular entity NDA designated for priority review. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process is often extended by FDA requests for additional information or clarification.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also may audit data from clinical trials to ensure compliance with GCP requirements. Additionally, the FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by recommendations of an advisory committee, but it considers such recommendations when making decisions on approval. The FDA likely will reanalyze the clinical trial data, which could result in extensive discussions between the FDA and the applicant during the review process. After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter, or CRL. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. A CRL indicates that the review cycle of the application is complete and the application will not be approved in its present form. A CRL usually describes all of the specific deficiencies in the NDA identified by the FDA. The CRL may require additional clinical data, additional pivotal Phase 3 clinical trial(s) and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we interpret the same data.

Even if the FDA approves a product, it may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan designation to a drug intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making the product available in the United States for this type of disease or condition will be recovered from sales of the product.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications to market the same drug for the same indication for seven years from the date of such approval, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity by means of greater effectiveness, greater safety or providing a major contribution to patient care or in instances of drug supply issues. Competitors, however, may receive approval of either a different product for the same indication or the same product for a different indication but that could be used off-label in the orphan indication. Orphan drug exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval before we do for the same product, as defined by the FDA, for the same indication we are seeking approval, or if a drug candidate is determined to be contained within the scope of the competitor’s product for the same indication or disease. If one of our products designated as an orphan drug receives marketing approval for an indication broader than that which is designated, it may not be entitled to orphan drug exclusivity.

In the European Union, the European Medicines Agency’s Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating, or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following approval for the approved therapeutic indication. This period may be reduced to six years if, at the end of the fifth year, the orphan drug designation criteria are no longer met, including where it is shown that the drug is sufficiently profitable not to justify maintenance of market exclusivity. In the European Union, a marketing authorization for an orphan designated product will not be granted if a similar drug has been approved in the European Union for the same therapeutic indication, unless the applicant can establish that its product is safer, more effective or otherwise clinically superior. A similar drug is a product containing a similar active substance or substances as those contained in an already authorized product. Similar active substance is defined as an identical active substance, or an active substance with the same principal molecular structural features (but not necessarily all of the same molecular features) and which acts via the same mechanism.

Post-Approval Requirements

Following approval of a new product, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping requirements, requirements to report adverse experiences, and comply with promotion and advertising requirements, which include restrictions on promoting drugs for unapproved uses or patient populations (known as “off-label use”) and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe legally available drugs for off-label uses, manufacturers may not market or promote such uses. Prescription drug promotional materials must be submitted to the FDA in conjunction with their first use. Further, if there are any modifications to the drug, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or supplemental NDA, or sNDA, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may also place other conditions on approvals including the requirement for a Risk Evaluation and Mitigation Strategy, or REMS, to assure the safe use of the product. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools.

Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products. Product approvals may be withdrawn for non-compliance with regulatory standards or if problems occur following initial marketing. The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-approval clinical studies;

•	Refusal of the FDA to approve pending applications or supplements to approved applications;

•	Applications, or suspension or revocation of product license approvals;

•	Product seizure or detention, or refusal to permit the import or export of products; or

•	Injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising, and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

Other U.S. Regulatory Matters

Research and development activities prior to product approval and manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare & Medicaid Services, other divisions of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

For example, in the United States, prescription drug manufacturers must comply with federal fraud and abuse, data privacy, transparency, and other healthcare laws. These laws include the federal Anti-Kickback Statute, which makes it illegal for any person, including a prescription drug manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act.

Federal civil and criminal false claims laws, including the civil False Claims Act, which can be enforced by private citizens through civil whistleblower and qui tam actions, prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. Pharmaceutical companies have been prosecuted under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses.

Federal civil and criminal statutes prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

Payments made to institutions, physicians and other healthcare providers are subject to federal and state regulations, including the Physician Payments Sunshine Act, or the Sunshine Act. The Sunshine Act requires certain manufacturers of drugs, devices, biologicals and medical supplies, with certain exceptions, to report annually to CMS information related to payments and other transfers of value to physicians and teaching hospitals and ownership and investment interests held by physicians and their immediate family members.

Personally identifiable information, under certain conditions, is also subject to data privacy and security regulation by both federal and state governments. The federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) as amended by the Health Information Technology for Economic and Clinical Health Act (HITECH), and their implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information on covered entities and business associates that perform services for covered entities that involve individually identifiable health information.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive recordkeeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

Many states have similar healthcare statutes or regulations that apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Certain states require the posting of information relating to clinical studies, pharmaceutical companies to implement a comprehensive compliance program that includes a limit on expenditures for, or payments to, individual medical or health professionals and track and report gifts and other payments made to physicians and other healthcare providers, and certain state and local jurisdictions require the registration of pharmaceutical sales representatives.

The failure to comply with any of these laws or regulatory requirements may subject a pharmaceutical manufacturer to possible legal or regulatory action. Depending on the circumstances, failure to comply with these laws can result in significant civil, criminal and administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion from government funded healthcare programs, such as Medicare and Medicaid, contractual damages, reputational harm, diminished profits and future earnings, integrity oversight and reporting obligations, and the curtailment or restructuring of operations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

Prohibitions or restrictions on sales or withdrawal of future products marketed by us could materially affect our business in an adverse way. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

U.S. Patent-Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of any future drug candidates, some of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Act. The Hatch-Waxman Act permits restoration of the patent term of up to five years as compensation for patent term lost during product development and FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA plus the time between the submission date of an NDA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The USPTO, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA.

Market exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of a NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an abbreviated new drug application, or ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Coverage and Reimbursement

Sales of our products will depend, in part, on the extent to which our products will be covered and the adequacy of reimbursement by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States no uniform policy of coverage and reimbursement for drug products exists. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval process apart from Medicare coverage and reimbursement determinations. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. As a result, the coverage determination process is often a time consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

The United States government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies’ share of sales to federal health care programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program, or MDRP, requires pharmaceutical manufacturers to enter into and have in effect a National Drug Rebate Agreement, or NDRA, with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer’s outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers’ rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price, or AMP, to 23.1% of AMP and adding a new rebate calculation for “line extensions” (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. On March 23, 2018, the Centers for Medicare & Medicaid Services, or CMS, finalized updates to the NDRA, or the Updated NDRA, for the first time in 27 years, to incorporate a number legislative and regulatory changes, including changes to align with certain provisions of the ACA. As of October 1, 2018, in order to have any approved products covered by Medicaid and, if applicable, Medicare Part B, we will be required to enter into the Updated NDRA.

The ACA also expanded the universe of Medicaid utilization by enlarging the population potentially eligible for Medicaid drug benefits. Additionally, CMS has proposed to expand Medicaid rebate liability to the territories of the United States.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children’s hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug prices are determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if third-party payors fail to provide sufficient coverage and reimbursement. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and adequate reimbursement status is attained for one or more products for which we receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the European Union do not follow price structures of the United States and generally prices tend to be significantly lower.

Healthcare Reform

The United States and some foreign jurisdictions are considering or have enacted a number of reform proposals to change the healthcare system. There is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access. In the United States, the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by federal and state legislative initiatives, including those designed to limit the pricing, coverage, and reimbursement of pharmaceutical products, especially under government-funded health care programs, and increased governmental control of drug pricing.

The ACA is one example of such federal legislation and has substantially changed the way healthcare is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration, to repeal, replace, delay or circumvent certain aspects of the ACA. Although comprehensive repeal legislation has not been passed, legislation affecting the implementation of certain taxes under the ACA, as well as efforts to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole,” have been passed. Congress may still consider additional legislation to repeal, or repeal and replace, other elements of the ACA.

In addition to the changes brought about by the ACA, other legislative changes have been proposed and adopted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers. Moreover, there has recently been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, the Trump administration’s budget proposal for fiscal year 2019 contains further drug price control measures that could be enacted during the 2019 budget process or in other future legislation, including, for example, measures to permit Medicare Part D plans to negotiate the price of certain drugs under Medicare Part B, to allow some states to negotiate drug prices under Medicaid, and to eliminate cost sharing for generic drugs for low-income patients. Additionally, the Trump administration released a “Blueprint” to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. The U.S. Department of Health and Human Services, or HHS, has already started the process of soliciting feedback on some of these measures and, at the same, is immediately implementing others under its existing authority. Although a number of these, and other potential, proposals will require authorization through additional legislation to become effective, Congress and the Trump administration have each indicated that they will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 (“Right to Try Act”) was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase I clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a drug manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

Employees

As of August 16, 2018, we had 47 employees, all of whom were full-time and 31 of whom were engaged in research and development activities. All of our employees are located in South San Francisco, California. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

Facilities

Our corporate headquarters are located in South San Francisco, California, where we lease approximately 30,000 square feet of office, research and development, and laboratory space pursuant to a lease agreement which expires in January 2019. This facility houses all our personnel. In April 2018, we signed a new lease for approximately 47,500 square feet of office, research and development and laboratory space with occupancy anticipated to commence in February 2019 and expiring in January 2026, with an option to renew for seven years. We expect to vacate our current facilities and move to our new space no later than February 2019. We believe that our new facilities are adequate for our near-term needs, but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available as required in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in litigation or other legal proceedings. We are not currently a party to any litigation or legal proceedings.

MANAGEMENT

Management and Directors

The following table sets forth information for our directors, management and key employees as of August 16, 2018:

Name	Age	Position
Management:
Martin Babler	53	Chief Executive Officer and Director
Christopher Y. Chai	52	Chief Financial Officer
David M. Goldstein, Ph.D.	52	Chief Scientific Officer
Steve Gourlay, MBBS, Ph.D.	58	Chief Medical Officer
Roy Hardiman	58	Chief Business Officer
Stefani A. Wolff	56	Senior Vice President of Strategy and Operations
Key Employee:
Ken A. Brameld, Ph.D.	46	Vice President of Drug Discovery
Non-Employee Directors:
Alan B. Colowick, M.D., Ph.D.	56	Director, Executive Chairman
Srinivas Akkaraju, M.D., Ph.D.	50	Director
Dan Becker, M.D., M.P.H.	43	Director
Simeon George, M.D., M.B.A.	41	Director
Lewis J. Shuster	62	Director
Peter Thompson, M.D.	59	Director
Nassim Usman, Ph.D.	59	Director

Management

Martin Babler. Mr. Babler has served as our Chief Executive Officer since April 2011. From December 2007 to April 2011, Mr. Babler served as President and Chief Executive Officer of Talima Therapeutics, Inc., a pharmaceutical company. From 1998 to 2007, Mr. Babler held several positions at Genentech, Inc., a biopharmaceutical company, most notably as Vice President, Immunology Sales and Marketing. While at Genentech he also helped to build and lead the Commercial Development organization and led the Cardiovascular Marketing organization. From 1991 to 1996, Mr. Babler was employed at Eli Lilly and Company, a pharmaceutical company, in a position focused on sales, sales management, global marketing and business development. Mr. Babler presently serves on the Emerging Companies Section and Health Section Governing Boards of the Biotechnology Innovation Organization, or BIO, and was a board member of ZS Pharma, Inc., a biotechnology company, until its sale to AstraZeneca Inc., a pharmaceutical company. Mr. Babler holds a Swiss Federal Diploma in pharmacy from the Federal Institute of Technology in Zurich and completed from the Executive Development Program at the Kellogg Graduate School of Management at Northwestern University. We believe that Mr. Babler is qualified to serve as a member of our board based on the perspective and experience he brings as our Chief Executive Officer.

Christopher Y. Chai. Mr. Chai has served as our Chief Financial Officer since December 2013. From September 2006 until its sale to Allergan, Inc., a pharmaceutical company, in 2013, Mr. Chai served in various roles at MAP Pharmaceuticals, Inc., a biopharmaceutical company, most recently as its Senior Vice President and Chief Financial Officer. From 1998 to 2006, Mr. Chai was employed by CV Therapeutics, Inc., a biopharmaceutical company, where he held various management positions, including Vice President of Treasury and Investor Relations. From 1988 to 1998, Mr. Chai worked at J.P. Morgan & Co. Incorporated in various capacities, including as a healthcare investment banker. Mr. Chai received a B.S. in operations research and industrial engineering from Cornell University.

David M. Goldstein, Ph.D. Dr. Goldstein has served as our Chief Scientific Officer since March 2016. From 2011 to February 2016, Dr. Goldstein was our Senior Vice President and Head of Research. From 1994 to 2011, Dr. Goldstein held positions of increasing responsibility at Roche Group, a pharmaceutical company, most recently serving as Senior Director, Medicinal Chemistry and Head of Inflammation Chemistry. Dr. Goldstein was also previously a Consulting Assistant Professor at Stanford University. Dr. Goldstein received a B.A. in chemistry from Franklin and Marshall College and a Ph.D. in chemistry from the University of Virginia.

Steve Gourlay, MBBS, Ph.D. Dr. Gourlay has served as our Chief Medical Officer since November 2013. From 2005 to October 2013, Dr. Gourlay was a partner at GBS Venture Partners, a specialist life sciences investment firm, where he served as both investment manager and consultant clinical development advisor across the portfolio. From 1997 to 2004, Dr. Gourlay held positions of increasing responsibility at Genentech, Inc., most recently as Senior Director of Clinical & Experimental Pharmacology and Toxicology. Dr. Gourlay is an internal medicine doctor and holds an MBBS, a medical degree, from the University of Melbourne, a Ph.D. in medicine from Monash University and an M.B.A. from Macquarie University.

Roy Hardiman. Mr. Hardiman has served as our Chief Business Officer since January 2015. From 2009 to the present, Mr. Hardiman has been a co-owner of Woodlands Store Inc., a private, high-end grocer in the San Francisco Bay Area. From 2010 to 2012, Mr. Hardiman was a director of Pharmacyclics Inc., a biopharmaceutical company, and chaired the Nominating and Corporate Governance Committee of Pharmacyclics. From 1990 to 2009, Mr. Hardiman held leadership positions at Genentech, Inc., including Vice President of Alliance Management, Vice President, Corporate Law and Assistant Secretary, Director and Far East Representative, Business Development. In these roles, Mr. Hardiman had accountability for all Genentech alliances, including accountability for the alliance with Roche, for jointly leading the Merger Transition Team for Partnering and the Roche/Genentech Joint Business Committee and for leading all Genentech corporate law matters, including accountability for the legal relationship with Roche. Mr. Hardiman also chaired the Commercial Compliance Committee and the Environmental Sustainability and Compliance Committee at Genentech. From 1987 to 1990, Mr. Hardiman was an attorney at Morrison & Foerster LLP. Mr. Hardiman received his B.A. in pharmacology and his M.A. in Biology from University of California, Santa Barbara, and his J.D. from University of California, Los Angeles School of Law. Mr. Hardiman serves on the Board of Trustees of the University of California, Santa Barbara Foundation, and on the Board of Woodlands Store, Inc.

Stefani A. Wolff. Ms. Wolff has served as our Senior Vice President of Strategy and Operations since January 2017. From May 2016 to January 2017, Ms. Wolff conducted work for us as a principal at BioPharma Consultancy, a biotechnology consulting firm. From May 2013 to December 2015, Ms. Wolff was Vice President of Development and held leadership positions at Onyx Pharmaceuticals, Inc., a pharmaceutical company. From 2011 to 2013, Ms. Wolff worked as a private consultant for Pharmacyclics and Onyx. From 1997 to 2010 she held various roles at Genentech within commercial, project team leadership, portfolio management, development and operations where she built the oncology business unit, launched Rituxan, led oncology commercial development, including Avastin and Tarceva, and oversaw Genentech’s B cell franchise portfolio. From 1989 to 1997, Ms. Wolff served in various positions at Eli Lilly, including work on Reopro, Gemzar and Evista. Ms. Wolff received a B.A. in chemistry and her Pharmacy degree from the University of North Carolina.

Key Employee

Ken A. Brameld, Ph.D. Dr. Brameld has served as our Vice President of Drug Discovery since July 2015. From March 2012 to July 2015, Dr. Brameld was our Executive Director of Research Technologies and from February 2011 until March 2012 was our Senior Director of Computational Chemistry. From May 2006 to March 2012, Dr. Brameld held the positions of Computational Chemistry Group Leader and Principal Research Scientist at Roche. His previous experience includes senior scientific positions at leading biopharmaceutical companies, including Celera Corporation, Array Biopharma and Scios, Inc. Dr. Brameld received a B.S. in chemistry from the University of Washington and a Ph.D. in chemistry from the California Institute of Technology.

Non-Employee Directors

Srinivas Akkaraju, M.D., Ph.D. Dr. Akkaraju has served on our board of directors since February 2011. Dr. Akkaraju serves as a general partner of Samsara BioCapital, a biotech investment firm, which he founded in 2017. From 2013 to 2016, Dr. Akkaraju was a managing general partner at Sofinnova Ventures, a venture capital firm. From 2009 to 2013, he was a managing director at New Leaf Venture Partners, a venture capital firm. From 2006 to 2008, Dr. Akkaraju was a managing director at Panorama Capital, a venture capital firm, which he co-founded, and from 2001 to 2006, he was at J.P. Morgan Partners, a private equity firm, most recently as a partner. From 1998 to 2001, Dr. Akkaraju held business and corporate development positions at Genentech, Inc. Dr. Akkaraju also serves as a director of Syros Pharmaceuticals, a biotherapeutics company, Intercept Pharmaceuticals, a biopharmaceutical company, Seattle Genetics, a biotechnology company and Versartis, a pharmaceutical company. Dr. Akkaraju received B.A. degree in biochemistry and computer science from Rice University and an M.D. and Ph.D. in immunology from Stanford University School of Medicine. We believe Dr. Akkaraju is qualified to serve as a member of our board of directors due to his educational background in sciences, as well as financial understanding of the biotechnology industry gained from almost two decades of venture capital experience.

Dan Becker, M.D., Ph.D. Dr. Becker has served on our board of directors since 2017. Dr. Becker is a principal at New Leaf Venture Partners, having joined the firm in 2015. From 2009 to 2015, Dr. Becker was a Principal at the Boston Consulting Group, a management consulting firm, where he was a core member of their Health Care practice and led projects across the health care sector with an emphasis on biopharma R&D. From 2006 to 2009, Dr. Becker trained clinically in internal medicine and nephrology at Brigham and Women’s Hospital and Massachusetts General Hospital, and was a Research Fellow at Harvard Medical School. He obtained both his M.D. and Ph.D. (cellular and molecular biology) degrees from the University of Michigan, and received his B.S. in physiology from the University of Illinois at Urbana-Champaign. We believe Dr. Becker is qualified to serve as a member of our board of directors due to his educational background in sciences, as well as financial understanding of the biotechnology industry gained from his venture capital experience.

Alan B. Colowick, M.D., M.P.H. Dr. Colowick has served on our board of directors and as our executive chairman since February 2017. Since May 2017, Dr. Colowick has served as a private equity partner at Sofinnova Ventures. From 2010 to 2017, Dr. Colowick held various positions at Celgene Corporation, a pharmaceutical company, including Executive Vice President. From 2008 to 2010, Dr. Colowick was the Chief Executive Officer at Gloucester Pharmaceuticals, Inc., a pharmaceutical company, until its acquisition by Celgene in 2010. From 2006 to 2008, Dr. Colowick was President of Oncology for Geron Corporation, a biotechnology company, and from 2005 to 2006 was Chief Medical Office of Threshold Pharmaceuticals, a pharmaceutical company. From 1999 to 2005, Dr. Colowick held various positions at Amgen Inc., a biopharmaceutical company. Dr. Colowick currently serves on the boards of Human Longevity, Inc., a biotechnology company, and InCarda Therapeutics, Inc., a biotechnology company. Dr. Colowick completed specialty training in Hematology-Oncology at the Dana Farber Cancer Institute/Brigham and Women’s Hospital. Dr. Colowick received a B.S. in molecular biology from the University of Colorado, an M.D. from Stanford University and an M.P.H from Harvard University. We believe Dr. Colowick is qualified to serve as a member of our board of directors due to his educational background in sciences, as well as financial understanding of the biotechnology industry gained from his investing experience.

Simeon George, M.D., M.B.A. Dr. George has served on our board of directors since January 2011. Since 2007, Dr. George has served as a general partner at SR One, Ltd, a venture capital fund. From 2006 to 2007, Dr. George was a consultant at Bain & Company, a management consultancy, and prior to that he was an investment banker at Goldman Sachs and Merrill Lynch. Dr. George’s current directorships include CRISPR Therapeutics AG, a biopharmaceutical company, eFFECTOR Therapeutics, Inc., a biotechnology company, TP Therapeutics, Inc., a pharmaceutical company, Progyny, a fertility benefits company and Bird Rock Bio, Inc., a biopharmaceutical company. Dr. George was previously a director of Genocea, a biotechnology company, HTG Molecular, a medical device company and Semprus Biosciences, a biomedical company (acquired by Teleflex, a provider of medical devices). Dr. George received his B.A. in neuroscience from the Johns Hopkins University, where he graduated Phi Beta Kappa. He received his M.B.A. (Mayer Scholar) from the Wharton School of the University of Pennsylvania and his M.D. from the University of Pennsylvania School of Medicine. We believe Dr. George is qualified to serve as a member of our board of directors due to his educational background in sciences, as well as financial understanding of the biotechnology industry gained from his investing experience.

Lewis J. Shuster. Mr. Shuster has served on our board of directors since January 2015. Since 2002, Mr. Shuster has been Chief Executive Officer of Shuster Capital, an advisor to life sciences companies. From 2003 to 2007, Mr. Shuster was CEO of Kemia, Inc., a pharmaceutical company; from 2000 to 2001, Mr. Shuster was President of the Genomics division of Invitrogen Corporation; from 1994 to 1999, Mr. Shuster was EVP Corporate Development and CFO of Pharmacopeia, Inc., a biopharmaceutical company and from 1992 to 1994, Mr. Shuster was EVP Operations and Finance at Human Genome Sciences, Inc., a biopharmaceutical company. Mr. Shuster’s current board memberships include Active Motif, Cleave Biosciences, TP Therapeutics and TissueNetix. Mr. Shuster received his B.A. in economics from Swarthmore College and his M.B.A. from Stanford University Graduate School of Business. We believe Mr. Shuster is qualified to serve as a member of our board of directors due to his financial understanding of the biotechnology industry gained from his operational and investing experience.

Peter Thompson, M.D. Dr. Thompson has served on our board of directors since February 2011. Since 2013, Dr. Thompson has been a private equity partner with OrbiMed Advisors LLC. In 2017, Dr. Thompson co-founded Edgewise Therapeutics and continues to serve as its chairman. Dr. Thompson co-founded Silverback Therapeutics in 2016 and continues to serve as Chief Executive Officer. Dr. Thompson co-founded Corvus Pharmaceuticals in 2014 and continues to serve on its board of directors. In 2010, Dr. Thompson co-founded Cleave BioSciences and continues to serve on its board of directors. In 2002, Dr. Thompson co-founded Trubion Pharmaceuticals and served as Chief Executive Officer until 2009. From 1995 to 1999 Dr. Thompson was an executive of Chiron Corporation and from 1991 to 1995 was an executive of Becton Dickinson. Since 2010 Dr. Thompson has been an Affiliate Professor of Neurosurgery at the University of Washington and is a board-certified internist and oncologist. From 1985 to 1992, Dr. Thompson was on staff at the National Cancer Institute. Dr. Thompson received Sc.B. and M.D. degrees from Brown University. We believe Dr. Thompson is qualified to serve as a member of our board of directors due to his educational background in sciences, as well as financial understanding of the biotechnology industry gained from his investing experience.

Nassim Usman, Ph.D. Dr. Usman has served on our board of directors since February 2011. Dr. Usman joined Morgenthaler Ventures as Entrepreneur-in-Residence in 2005 and is now a Venture Partner. Since February 2006, Dr. Usman has also served as Chief Executive Officer and a member of the Board of Directors of Catalyst Biosciences. From 2003 to 2005, Dr. Usman was Senior Vice President and Chief Operating Officer at Sirna Therapeutics Inc., which was acquired by Merck in 2006. From 1992 to 2003, Dr. Usman held various R&D positions at Ribozyme Pharmaceuticals. Dr. Usman also serves on the Board of Mosaic Biosciences. Dr. Usman received B.Sc and Ph.D. degrees from McGill University and was a post-doctoral Fellow and Staff Scientist at M.I.T from 1987 to 1992. We believe Dr. Usman is qualified to serve as a member of our board of directors due to his educational background in sciences, as well as financial understanding of the biotechnology industry gained from his investing experience.

There are no family relationships among any of the directors or executive officers.

Composition of Our Board of Directors

Our business and affairs are managed under the direction of our board of directors. We currently have eight directors. Certain members of our board of directors were elected under the provisions of a voting agreement. Under the terms of this voting agreement, the stockholders who are party to the voting agreement have agreed to vote their respective shares to elect: (1) two directors designated by the majority holders of the Series A preferred stock then outstanding, currently Dr. George and Dr. Usman, (2) two directors designated by the majority holders of the Series B preferred stock then outstanding, currently Dr. Becker and Dr. Thompson, (3) two directors designated by the majority holders of the Series C preferred stock then outstanding, currently Dr. Akkaraju and one vacancy, (4) the current chairperson of the board of directors, currently Dr. Colowick, (5) two directors who are not employees of the Company and are not active in the management or operation of any investor, and who are approved by a majority of the other members of the board of directors and a majority of the outstanding shares of Common Stock and Preferred Stock, voting together as a single class (on an as converted to Common Stock basis), currently Lewis J. Shuster and one vacancy, and (6) one director who is the Company’s Chief Executive Officer, currently Martin Babler. The voting agreement will terminate on the closing of this offering. Following this offering, no stockholder will have any special rights regarding the election or designation of members of our board of directors. Our current directors will continue to serve as directors until their resignation, removal, or successor is duly elected.

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation to be filed in connection with this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2019;

•	the Class II directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2020; and

•	the Class III directors will be , and , and their terms will expire at the annual general meeting of stockholders to be held in 2021.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors other than Mr. Babler has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors has established an audit committee and a compensation committee, and will establish a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Our audit committee consists of            ,            and            . Our board of directors has determined that each of            ,            and            the independence requirements under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee is            , who our board of directors has determined is an “audit committee financial expert” within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In arriving at these determinations, the board of directors has examined each audit committee member’s scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial-statement audits, and to oversee our independent registered accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;

•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing related person transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes our internal quality control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving, or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                .

Compensation Committee

Our compensation committee consists of            ,            and            . The chair of our compensation committee is            . Our board of directors has determined that each of            ,            and            is independent under Nasdaq listing standards, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

•	reviewing and recommending to our board of directors the compensation paid to our directors;

•	reviewing and approving the compensation arrangements with our executive officers and other senior management;

•	administering our equity incentive plans and other benefit programs;

•

reviewing, adopting, amending and terminating, incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;

•	reviewing, evaluating and recommending to our board of directors succession plans for our executive officers; and

•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the                .

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee will consist of Alan B. Colowick, Srinivas Akkaraju, and Lewis J. Shuster. The chair of our nominating and corporate governance committee will be Alan B. Colowick. Our board of directors has determined that each member of the nominating and corporate governance committee is independent under the Nasdaq listing standards, a non-employee director, and free from any relationship that would interfere with the exercise of his or her independent judgment.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors and management.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable listing standards of the Nasdaq Global Market.

Code of Conduct

Prior to completion of this offering we intend to adopt a Code of Conduct that will apply to all of our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.principiabio.com. We intend to disclose on our website any future amendments of our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

We generally reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings and occasionally grant stock options to certain of our directors. In addition, we have in the past paid cash compensation to our directors in certain circumstances.

The following table sets forth information regarding cash and non-cash compensation earned by or paid to our non-employee directors during 2017:

Name	Fees Earned or Paid in Cash	Option Awards(1)	Total
Srinivas Akkaraju(2)	$—	$—	$—
Dan Becker	—	—	—
Alan Colowick(3)	50,000	198,431	248,431
Simeon George	—	—	—
Lewis J. Shuster(4)	25,000	—	25,000
Peter Thompson	—	—	—
Nassim Usman	—	—	—

(1)

The amounts reported do not reflect the amounts actually received by our non-employee directors. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted to our non-employee directors during the fiscal year ended December 31, 2017, as computed in accordance with FASB ASC 718. Assumptions used in the calculation of these amounts are included in Note 3 to our consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our non-employee directors who have received options will only realize compensation with regard to these options to the extent the trading price of our common stock is greater than the exercise price of such options.

(2)	As of December 31, 2017, Dr. Akkaraju held stock options to purchase an aggregate of 170,934 shares pursuant to outstanding and unexercised option awards.
(3)	As of December 31, 2017, Dr. Colowick held stock options to purchase an aggregate of 569,781 shares pursuant to outstanding and unexercised option awards.
(4)	As of December 31, 2017, Mr. Shuster held stock options to purchase an aggregate of 171,350 shares pursuant to outstanding and unexercised option awards.

We intend to adopt a non-employee director compensation policy following the closing of this offering and on terms to be determined at a later date by our board of directors. Under the non-employee director policy, our non-employee directors will be eligible to receive compensation for service on our board of directors and committees of our board of directors.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2017, our “named executive officers” and their positions were as follows:

•	Martin Babler, Chief Executive Officer;

•	Christopher Chai, Chief Financial Officer; and

•	Stefani Wolff, Senior Vice President, Strategy and Operations.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers during the fiscal year ended December 31, 2017.

Name and Principal Position	Year	Salary	Bonus(1)	Option Awards(2)	All Other Compensation	Total
Martin Babler	2017	$374,000	$229,075	$590,258	$525	$1,193,858
Chief Executive Officer
Christopher Chai	2017	323,059	152,646	177,077	525	653,307
Chief Financial Officer
Stefani Wolff	2017	285,000	88,592	283,928	525	658,045
Senior Vice President, Strategy and Operations

(1)	Amounts reported represent bonuses awarded at the discretion of our board of directors.
(2)

In accordance with SEC rules, this column reflects the aggregate fair value of the option awards granted during 2017 computed as of their respective grant dates in accordance with FASB ASC 718. The valuation assumptions used in calculating the fair value of the stock options is set forth in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-based Compensation.” These amounts do not reflect the actual economic value that will be realized by the named executive officer upon the vesting of the stock options, the exercise of the stock options, or the sale of the common stock underlying such stock options.

Employment Agreements with our Named Executive Officers

Below are written descriptions of our employment agreements with each of our named executive officers. Each of our named executive officer’s employment is “at will” and may be terminated at any time. In addition, each of our named executive officers has executed a form of our standard proprietary information and inventions agreement.

Employment Agreement with Mr. Babler

We entered into an employment agreement with Mr. Babler in April 2011, setting forth the terms of his employment. Pursuant to the agreement, Mr. Babler was entitled to an annual base salary of $320,000 (currently $420,000), which amount is subject to annual review by and at the sole discretion of our board of directors or its designee. Mr. Babler is also eligible to earn a discretionary annual performance bonus based on the achievement of goals determined by our board of directors, in a specified percentage of his then-current annual base salary, currently 35%.

Pursuant to Mr. Babler’s employment agreement, if we terminate his employment other than for cause (as defined below) or he resigns for good reason (as defined below), and such termination is not due to his death or disability, subject to his delivery of an effective general release of claims in favor of the Company and his continued compliance with his ongoing obligations to the Company, he is entitled to the following payments and benefits: (i) continuation of his base salary for the first six months after his termination or resignation date; (ii) accelerated vesting of any unvested stock options then held by him as of his termination or resignation date, with respect to an additional number of stock options that would have vested over a six-month period; and (iii) reimbursement of the cost of his COBRA premiums necessary to continue his medical insurance coverage in effect for himself and his eligible dependents on his termination or resignation date for the first six months of such coverage.

If we terminate Mr. Babler’s employment other than for cause or he resigns for good reason on or within 12 months following a change in control (as defined below), and such termination or resignation is not due to his death or disability, then, subject to his delivery of an effective release of claims in favor of the Company, all outstanding shares subject to any stock options then held by him will vest in full effective as of his termination or resignation date.

Employment Agreement with Mr. Chai

We entered into an employment agreement with Mr. Chai in November 2013, setting forth the terms of his employment. Pursuant to the agreement, Mr. Chai was entitled to an annual base salary of $280,000 (currently $330,813), which amount is subject to annual review by and at the sole discretion of our board of directors or its designee. Mr. Chai is also eligible to earn a discretionary annual performance bonus based on the achievement of goals determined by our board of directors, in an amount determined by our board of directors, currently 27%.

Pursuant to Mr. Chai’s employment agreement, if we terminate his employment other than for cause (as defined below) or he resigns for good reason (as defined below), and such termination is not due to his death or disability, subject to his delivery of an effective general release of claims in favor of the Company and his continued compliance with his ongoing obligations to the Company, he is entitled to the following payments and benefits: (i) continuation of his base salary for the first six months after his termination or resignation date; (ii) accelerated vesting of any unvested stock options and other equity awards then held by him as of his termination or resignation date, with respect to an additional number of awards that would have vested over a six month period following his termination or resignation had his employment not been terminated; and (iii) reimbursement of the share of the premiums for continuation of medical and dental benefits under COBRA that are paid by the Company for active and similarly-suited employees who receive the same type of coverage for the six-month period immediately following his termination or resignation date.

If we terminate Mr. Chai’s employment other than for cause or he resigns for good reason on or within 12 months following a change in control (as defined below), and such termination or resignation is not due to his death or disability, then, subject to his delivery of an effective release of claims in favor of the Company, all outstanding shares subject to any stock options or other equity awards then held by him will vest in full effective as of immediately prior to his termination or resignation date.

Employment Agreement with Ms. Wolff

We entered into an employment agreement with Ms. Wolff in December 2016, setting forth the terms of her employment. Pursuant to the agreement, Ms. Wolff is entitled to an annual base salary of $285,000 (currently $310,000), which amount is subject to annual review by and at the sole discretion of our board of directors or its designee. Ms. Wolff is also eligible to earn a discretionary annual performance bonus based on the achievement of goals determined by our board of directors, in an amount determined by our board of directors, currently 25%.

Pursuant to Ms. Wolff’s employment agreement, if we terminate her employment other than for cause (as defined below) or she resigns for good reason (as defined below), and such termination is not due to her death or disability, subject to her delivery of an effective general release of claims in favor of the Company and her continued compliance with her ongoing obligations to the Company, she is entitled to the following payments and benefits: (i) continuation of her base salary for the first three months after her termination or resignation date; and (ii) accelerated vesting of any unvested stock options and other equity awards then held by her as of her termination or resignation date, with respect to an additional number of awards that would have vested over a six-month period.

If we terminate Ms. Wolff’s employment other than for cause or she resigns for good reason on or within 12 months following a change in control (as defined below), and such termination or resignation is not due to her death or disability, subject to her delivery of an effective general release of claims in favor of the Company, then all outstanding shares subject to any stock options or other equity awards then held by her will vest in full effective as of immediately prior to her termination or resignation date.

Defined Terms Applicable to Executive Employment Agreements

Pursuant to the employment agreements, “Cause” for the Company (or any successor) to terminate the executive’s employment exists if any of the following occurs: (A) conviction (including a guilty plea of nolo contendere) of any felony, or of any other crime involving fraud, dishonesty or moral turpitude; (B) commission or attempted commission of or participation in a fraud act or act of dishonesty against the Company; (C) material violation of any written and fully executed contract or agreement with the Company, including, without limitation, material breach of the offer letter agreement, or the proprietary information and inventions agreement, or of any Company policy, or of any statutory duty owed to the Company; or (D) conduct that constitutes gross insubordination or habitual neglect of duties; provided, however, that the action or conduct described in clauses (C) and (D) above will constitute “Cause” only if such action or conduct causes (or is reasonably expected to cause) harm to the Company and continues after the board of directors has provided the executive with written notice thereof and 30 days opportunity to cure the same (provided that the board of directors is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for cause will be made by the board of directors in good faith.

Pursuant to the employment agreements, the executive has “Good Reason” for his or her resignation from employment with the Company (or any successor) for up to 90 days following the occurrence of one of the following events without the executive’s written consent and after having provided 30 days prior written notice and an opportunity to cure to the Company, and the Company fails to cure the event within such 30-day cure period: (A) material reduction in the executive’s duties (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless the new duties are substantially reduced from prior duties; (B) relocation of the executive’s principal place of employment to a place that increases their one-way commute by more than 45 miles as compared to their then current place of employment immediately prior to such relocation; or (C) a reduction of at least 10% of the executive’s gross base salary (unless pursuant to a salary reduction program applicable generally to the Company’s executive employees).

Pursuant to the employment agreements, “Change in Control” means any of the following: (A) a transaction or series of transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any person or related group of persons (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, any change in the beneficial ownership of the securities of the Company as a result of a private financing of the Company that is approved by the board of directors will not be deemed to constitute a change in control; or (B) the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (i) a merger, consolidation, reorganization, or business combination, or (ii) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions, or (iii) the acquisition of assets or stock of another entity, in each case other than a transaction (x) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the company’s assets or otherwise succeeds to the business of the Company (the Company or such person the “successor entity”)) directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction; and (y) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in the Company prior to the consummation of the transaction.

Outstanding Equity Awards at Fiscal Year-End

The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2017. All awards were granted under our 2008 Plan.

	Option Awards(1)(2)
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Martin Babler	7/3/2012	699,508	–	0.21	7/2/2022
	10/24/2013	915,000	–	0.33	10/23/2023
	6/27/2014	1,000,000	–	0.35	6/26/2024
	12/26/2014	754,000	–	0.52	12/25/2024
	7/21/2015	550,000	–	0.55	7/20/2025
	12/14/2017	1,050,000	–	0.80	12/13/2027
Christopher Chai	12/12/2013	660,000		0.33	12/11/2023
	6/27/2014	225,000	–	0.35	6/26/2024
	12/26/2014	270,000	–	0.52	12/25/2024
	7/21/2015	120,000	–	0.55	7/20/2025
	12/14/2017	315,000	–	0.80	12/13/2027
Stefani Wolff	2/16/2017	569,781	–	0.50	2/15/2027
	12/14/2017	153,000	–	0.80	12/13/2027

1)

All of the outstanding option awards were granted under and are subject to the terms of the 2008 Plan, described in the section below titled “Incentive Award Plans.” All of the option awards were granted with a per share exercise price equal to the fair market value of one share of our common stock on the date of grant. All of the outstanding option awards have a term of ten years from the date of grant. Each option award vests over four years, with 25% of the shares vesting on the first anniversary of the vesting start date, and the remainder vesting in equal monthly installments thereafter. The vesting of each option award is subject to the executive’s continuous service with us through the applicable vesting date. All option awards issued to our named executive officers are immediately exercisable, provided that any unvested shares issued upon exercise will be subject to repurchase by us at the original exercise price in the event the named executive officer terminates service with us prior to vesting.

2)

All of the outstanding option awards provide that if, on or within 12 months following a change in control (as defined in the executive’s employment agreement with the Company), his or her employment is terminated by the Company other than for cause (as defined in the executive’s employment agreement with the Company), or by the executive for good reason (as defined in the executive’s employment agreement with the Company), then all unvested shares subject to the stock option will vest in full. For additional discussion, please see the section above titled “Employment Agreements with our Named Executive Officers.”

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

Other Elements of Compensation

Perquisites, Health, Welfare and Retirement Benefits

Our named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, and vision plans, in each case on the same basis as all of our other employees. We provide a 401(k) plan to our employees, including our current named executive officers, as discussed in the section below entitled “401(k) Plan.”

We generally do not provide perquisites or personal benefits to our named executive officers, except in limited circumstances. Our board of directors may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our named executive officers are eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code if 1986, as amended, or the Code. The 401(k) plan provides that each participant may contribute up to the lesser of 100% of his or her compensation or the statutory limit, which is $18,000 for calendar year 2017 and $18,500 for calendar year 2018. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar years 2017 and 2018 may be up to an additional $6,000 above the statutory limit. Although the 401(k) plan provides for discretionary matching employer contributions, we currently do not make such contributions to the 401(k) plan. An eligible participant’s allocable share of the discretionary matching employer contribution will be a percentage of the eligible contributions made by the eligible participant during the contribution period. Participant contributions are held and invested, pursuant to the participant’s instructions, by the plan’s trustee.

Nonqualified Deferred Compensation

We do not maintain nonqualified defined contribution plans or other nonqualified deferred compensation plans. Our board of directors may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

Change in Control Benefits

Our named executive officers may become entitled to certain benefits or enhanced benefits in connection with a change in control of our Company. Each of our named executive officers’ employment agreements entitles them to accelerated vesting of all outstanding option awards (and for Mr. Chai and Ms. Wolff, all outstanding equity awards), as well as certain other benefits, upon a qualifying termination on or within 12 months following a change in control of our Company. For additional discussion, please see the section above titled “Employment Agreements with our Named Executive Officers.”

All of the outstanding option awards held by the named executive officers, as described above in the “Outstanding Equity Awards at Fiscal-Year End” table, provide that if, on or within 12 months following a change in control (as defined in the executive’s employment agreement with the Company), his or her employment is terminated by the Company other than for cause (as defined in the executive’s employment agreement with the Company), or by the executive for good reason (as defined in the executive’s employment agreement with the Company), then all outstanding shares subject to the stock option will vest in full.

Incentive Award Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

2018 Equity Incentive Plan

We expect that our board of directors will adopt, and our stockholders will approve, our 2018 Equity Incentive Plan, or our 2018 Plan, prior to the completion of this offering. Our 2018 Plan provides for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, performance stock awards, performance cash awards and other forms of stock awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2018 Plan is                 . In addition, the number of shares of our common stock reserved for issuance under our 2018 Plan will automatically increase on January 1st of each calendar year, starting on January 1, 2019 through January 1, 2028, in an amount equal to                 % of the total number of shares of our capital stock outstanding on the last day of the preceding year, or a lesser number of shares determined by our board of directors. The maximum number of shares of our common stock that may be issued on the exercise of incentive stock options under our 2018 Plan is                 .

Shares subject to stock awards granted under our 2018 Plan that expire or terminate without being exercised in full, or that are paid out in cash rather than in shares, do not reduce the number of shares available for issuance under our 2018 Plan. Additionally, shares become available for future grant under our 2018 Plan if they were issued under stock awards under our 2018 Plan if we repurchase them or they are forfeited. This includes shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award.

Plan Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our 2018 Plan. Our board of directors may also delegate to one or more of our officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2018 Plan, our board of directors has the authority to determine and amend the terms of awards and underlying agreements, including:

•	recipients;

•	the exercise, purchase or strike price of stock awards, if any;

•	the number of shares subject to each stock award;

•	the vesting schedule applicable to the awards, together with any vesting acceleration; and

•	the form of consideration, if any, payable on exercise or settlement of the award.

Under the 2018 Plan, the board of directors also generally has the authority to effect, with the consent of any adversely affected participant:

•	the reduction of the exercise, purchase, or strike price of any outstanding award;

•	the cancellation of any outstanding award and the grant in substitution therefore of other awards, cash, or other consideration; or

•	any other action that is treated as a repricing under generally accepted accounting principles.

Stock Options. Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2018 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2018 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

Restricted Stock Unit Awards. RSUs are granted under restricted stock unit award agreements adopted by the plan administrator. RSUs may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. An RSU may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the RSU agreement. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU. Except as otherwise provided in the applicable award agreement, RSUs that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation grant agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2018 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

Performance Awards. The 2018 Plan permits the grant of performance-based stock and cash awards. Our compensation committee may structure awards so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period.

The performance goals that may be selected include one or more of the following: (i) earnings (including earnings per share and net earnings); (ii) earnings before interest, taxes and depreciation; (iii) earnings before interest, taxes, depreciation and amortization; (iv) earnings before interest, taxes, depreciation, amortization and legal settlements; (v) earnings before interest, taxes, depreciation, amortization, legal settlements and other income (expense); (vi) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense) and stock-based compensation; (vii) earnings before interest, taxes, depreciation, amortization, legal settlements, other income (expense), stock-based compensation and changes in deferred revenue; (viii) total stockholder return; (ix) return on equity or average stockholder’s equity; (x) return on assets, investment, or capital employed; (xi) stock price; (xii) margin (including gross margin); (xiii) income (before or after taxes); (xiv) operating income; (xv) operating income after taxes; (xvi) pre-tax profit; (xvii) operating cash flow; (xviii) sales or revenue targets; (xix) increases in revenue or product revenue; (xx) expenses and cost reduction goals; (xxi) improvement in or attainment of working capital levels;

(xxii) economic value added (or an equivalent metric); (xxiii) market share; (xxiv) cash flow; (xxv) cash flow per share; (xxvi) share price performance; (xxvii) debt reduction; (xxviii) implementation or completion of projects or processes; (xxix) stockholders’ equity; (xxx) capital expenditures; (xxxi) debt levels; (xxxii) operating profit or net operating profit; (xxxiii) workforce diversity; (xxxiv) growth of net income or operating income; (xxxv) billings; (xxxvi) bookings; (xxxvii) employee retention; (xxxviii) user satisfaction; (xxxix) the number of users, including unique users; (xl) budget management; (xli) partner satisfaction; and (xlii) entry into or completion of strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property).

The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board or committee (as applicable) (i) in the award agreement at the time the award is granted, or (ii) in another document setting forth the performance goals at the time the performance goals are established, the board or committee (as applicable) will appropriately make adjustments in the method of calculating the attainment of performance goals for a performance period as follows: (1) to exclude restructuring or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by us achieved performance objectives at targeted levels during the balance of a performance period following the divestiture; (8) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the board or committee (as applicable) retains the discretion to reduce or eliminate the compensation or economic benefit due on attainment of performance goals and to define the manner of calculating the performance criteria it selects to use for such performance period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the award agreement or the written terms of a performance cash award.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2018 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of incentive stock options, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. Our 2018 Plan provides that in the event of certain specified significant corporate transactions, including: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) the consummation of a merger or consolidation where we do not survive the transaction, and (4) the consummation of a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding before such transaction are converted or exchanged into other property by virtue of the transaction, unless otherwise provided in an award agreement or other written agreement between us and the award holder, the administrator may take one or more of the following actions with respect to such stock awards:

•	arrange for the assumption, continuation, or substitution of a stock award by a successor corporation;

•	arrange for the assignment of any reacquisition or repurchase rights held by us to a successor corporation;

•	accelerate the vesting, in whole or in part, of the stock award and provide for its termination before the transaction;

•	arrange for the lapse, in whole or in part, of any reacquisition or repurchase rights held by us;

•	cancel or arrange for the cancellation of the stock award before the transaction in exchange for a cash payment, or no payment, as determined by the board; or

•

make a payment, in the form determined by our board of directors, equal to the excess, if any, of the value of the property the participant would have received on exercise of the awards before the transaction over any exercise price payable by the participant in connection with the exercise.

The plan administrator is not obligated to treat all stock awards or portions of stock awards, even those that are of the same type, in the same manner and is not obligated to treat all participants in the same manner.

In the event of a change in control, awards granted under the 2018 Plan will not receive automatic acceleration of vesting and exercisability, although this treatment may be provided for in an award agreement. Under the 2018 Plan, a change in control is defined to include (1) the acquisition by any person or company of more than 50% of the combined voting power of our then outstanding stock, (2) a merger, consolidation or similar transaction in which our stockholders immediately before the transaction do not own, directly or indirectly, more than 50% of the combined voting power of the surviving entity (or the parent of the surviving entity), (3) a sale, lease, exclusive license or other disposition of all or substantially all of our assets other than to an entity more than 50% of the combined voting power of which is owned by our stockholders, and (4) an unapproved change in the majority of the board of directors.

Transferability. A participant may not transfer stock awards under our 2018 Plan other than by will, the laws of descent and distribution, or as otherwise provided under our 2018 Plan.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2018 Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of our stockholders. No incentive stock options may be granted after the tenth anniversary of the date our board of directors adopted our 2018 Plan. No stock awards may be granted under our 2018 Plan while it is suspended or after it is terminated.

Amended and Restated 2008 Equity Incentive Plan

Our board of directors adopted, and our stockholders approved, our 2008 Plan, in February 2008. Our 2008 Plan was amended most recently in December 2017. Our 2008 Plan allows for the grant of incentive stock options to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants.

Our 2018 Plan will become effective on the execution of the underwriting agreement related to this offering. As a result, we do not expect to grant any additional stock awards under the 2008 Plan following that date. Any stock awards granted under the 2008 Plan will remain subject to the terms of our 2008 Plan and applicable stock award agreements.

Authorized Shares. The maximum number of shares of our common stock that may be issued under our 2008 Plan is 26,542,483. If a stock option or stock purchase right expires or becomes unexercisable without having been exercised in full, the unpurchased shares which were subject thereto become available for future grant or sale under the 2008 Plan (unless the 2008 Plan has terminated). Additionally, shares used to pay the exercise price of a stock award or to satisfy the tax withholding obligations related to a stock award become available for future grant under our 2008 Plan.

Plan Administration. Our board of directors or a duly authorized committee of our board of directors, or the administrator, administers our 2008 Plan and the stock awards granted under it.

Under our 2008 Plan, the administrator has the authority:

•	to select the service providers to whom stock options and stock purchase rights may from time to time be granted under the 2008 Plan;

•	to determine the exercise, purchase or strike price of stock awards, if any;

•	to determine the number of shares subject to each stock award;

•

to determine the terms and conditions of any stock option or stock purchase right granted under the 2008 Plan, including the time or times when stock options or stock purchase rights may vest or be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any stock option or stock purchase right or the common stock relating thereto, based in each case on such factors as the administrator, in its sole discretion, shall determine);

•	to determine the form of consideration, if any, payable on exercise or settlement of the stock award;

•	to amend the 2008 Plan or any stock option or stock purchase right granted under the 2008 Plan; and

•

to construe and interpret the terms of the 2008 Plan and stock awards granted pursuant to the 2008 Plan and to exercise such powers and perform such acts as the board of directors deems necessary or desirable to promote the best interests of the Company which are not in conflict with the provisions of the 2008 Plan.

Corporate Transactions. Our 2008 Plan provides that if the Company undergoes an acquisition (as defined in the 2008 Plan), then any surviving corporation or entity or acquiring corporation or entity, or affiliate of such corporation or entity, may assume any stock options or stock purchase rights outstanding under the 2008 Plan or may substitute similar stock awards (including an award to acquire the same consideration paid to the stockholders in the transaction) for those outstanding under the 2008 Plan. In the event that any surviving corporation or entity or acquiring corporation or entity, or affiliate of such corporation or entity, in an acquisition, does not assume such stock options or stock purchase rights or does not substitute similar stock awards for those outstanding under the 2008 Plan, then such stock options and stock purchase rights will be terminated if not exercised prior to the closing of the acquisition, unless, with respect to stock options and stock purchase rights held by participants in the 2008 Plan whose status as a service provider has not terminated prior to such event, the administrator determines, in its sole discretion, that the vesting of such stock options or stock purchase rights

(and, if applicable, the time during which such stock awards may be exercised) will be accelerated and made fully exercisable and all restrictions thereon will lapse prior to the closing of the acquisition (and the stock options or stock purchase rights terminated if not exercised prior to the closing of such acquisition).

Under the 2008 Plan, “Acquisition” generally means any of the following:

(A) a transaction or series of transactions (other than an offering of our common stock to the general public through a registration statement filed with the Securities and Exchange Commission) whereby any person or related group of persons (other than the Company, any of its subsidiaries, an employee benefit plan maintained by the Company or any of its subsidiaries or a person that, prior to such transaction, directly or indirectly controls, is controlled by, or is under common control with, the Company) directly or indirectly acquires beneficial ownership of securities of the Company possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, any change in the beneficial ownership of the securities of the Company as a result of a private financing of the Company that is approved by the board of directors will not be deemed to constitute a change in control;

(B) during any period of two consecutive years, individuals who, at the beginning of such period, constitute the board of directors together with any new directors) (other than a director designated by a person who shall have entered into an agreement with the Company to effect. a transaction described in clauses (A) or (C)) whose election by the board of directors or nomination for election by the Company’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof;

(C) the consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (i) a merger, consolidation, reorganization, or business combination, or (ii) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions, or (iii) the acquisition of assets or stock of another entity, in each case other than a transaction (x) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the company’s assets or otherwise succeeds to the business of the Company (the Company or such person the “successor entity”)) directly or indirectly, at least a majority of the combined voting power of the successor entity’s outstanding voting securities immediately after the transaction; and (y) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the successor entity; provided, however, that no person or group shall be treated as beneficially owning 50% or more of combined voting power of the successor entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; or

(D) the stockholders of the Company approve a liquidation or dissolution of the Company.

Transferability. Under our 2008 Plan, stock options and stock purchase rights may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.

Plan Amendment or Termination. Our board of directors has the authority to amend, suspend, or terminate our 2008 Plan; however, no amendment, alteration, suspension or termination of the 2008 Plan or any stock option or stock purchase right may impair the rights of any participant unless mutually agreed otherwise between the participant and the administrator, which agreement must be in writing and signed by the participant and the Company.

2018 Employee Stock Purchase Plan

We expect that our board of directors will adopt and our stockholders will approve prior to the completion of this offering, our 2018 Employee Stock Purchase Plan, or ESPP, in                 . The ESPP will become effective immediately on the execution and delivery of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the Code for U.S. employees.

Share Reserve.    Following this offering, the ESPP authorizes the issuance of                  shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1st of each calendar year, beginning on January 1, 2019 (assuming the ESPP becomes effective in fiscal year ending December 31, 2018) and ending on and including January 1, 2028, by the lesser of (1)                % of the total number of shares of our common stock outstanding on the last day of the calendar month before the date of the automatic increase and (2)                 shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration. Our board of directors, or a duly authorized committee of our board of directors, will administer our ESPP. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll Deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to                 % of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase. For the initial offering, which we expect will commence on the execution and delivery of the underwriting agreement relating to this offering, the fair market value on the first day of the offering period will be the price at which shares of common stock are first sold to the public.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to Capital Structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or similar transaction, the board of directors will make appropriate adjustments to: (1) the number of shares reserved under the ESPP, (2) the maximum number of shares by which the share reserve may increase automatically each year, (3) the number of shares and purchase price of all outstanding purchase rights and (4) the number of shares that are subject to purchase limits under ongoing offerings.

Corporate Transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated payroll contributions will be used to purchase shares of our common stock within ten business days before such corporate transaction and such purchase rights will terminate immediately.

ESPP Amendment or Termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder’s consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

Limitations on Liability and Indemnification Matters

On the closing of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to the corporation or its stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these amended and restated certificate of incorporation and amended and restated bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, executive officers, or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Rule 10b5-1 Sales Plans

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess material nonpublic information, subject to compliance with the terms of our insider trading policy. During the first 180 days from this offering, the sale of any shares under such plan would be subject to the lock-up agreement that the director or officer has entered into with the underwriters.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2015 to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•

any of our directors, executive officers or holders of more than 5% of any class of our outstanding capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

Series C Preferred Stock Financing

In August 2018, we sold an aggregate of 31,563,650 shares of our Series C convertible preferred stock at a purchase price of $1.5841 per share for an aggregate purchase price of approximately $50.0 million. All purchasers of our Series C convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the Series C convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of any class of our outstanding capital stock and their immediate family members:

Name of Stockholder	Shares of Series C Preferred Stock	Total Purchase Price
New Leaf Biopharma Opportunities Fund II, L.P.(1)	1,521,895	2,410,833.87
OrbiMed Private Investments IV, LP (3)	1,521,895	2,410,833.87
Morgenthaler Venture Partners IX, L.P.(4)	63,127	99,999.49
SR One, Limited(5)	1,521,895	2,410,833.87
Entities affiliated with Baker Bros. Advisors LP(6)	631,273	999,999.57
Sofinnova Venture Partners VIII, L.P.(2)	1,521,895	2,410,833.87
Entities affiliated with Cormorant Asset Management(7)	10,100,372	15,999,999.31
HBM Healthcare Investments (Cayman) Ltd.	7,575,279	11,999,999.47
Martin Babler, as custodian(8)	6,549	10,374.30

(1)

Dan Becker, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity. In addition, this entity, together with New Leaf Ventures II, L.P., collectively owns more than 5% of our outstanding capital stock.

(2)	Srinivas Akkaraju, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(3)	Peter Thompson, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(4)	Nassim Usman, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(5)	Simeon George, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(6)	These entities collectively own more than 5% of our outstanding capital stock:
(7)

Represents shares purchased and held by the following entities which collectively own more than 5% of our outstanding capital stock: Cormorant Private Healthcare Fund II, LP, Cormorant Private Healthcare Fund, I, LP and Cormorant Global Healthcare Master Fund, LP.

(8)	Martin Babler is Chief Executive Officer and a member of our board of directors. Mr. Babler purchased these shares in the names of his minor children.

Series B-3 Preferred Stock Financing

In July 2015, we sold an aggregate of 11,579,660 shares of our Series B-3 convertible preferred stock at a purchase price of $1.32 per share for an aggregate purchase price of approximately $15.3 million. All purchasers of our Series B-3 convertible preferred stock are entitled to specified registration rights. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights. The following table summarizes the Series B-3 convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of any class of our outstanding capital stock and their immediate family members:

Name of Stockholder	Shares of Series B-3 Preferred Stock	Total Purchase Price
New Leaf Ventures II, L.P.(1)(2)	1,893,939	$2,499,999.48
OrbiMed Private Investments IV, LP (3)	1,893,939	2,499,999.48
Morgenthaler Venture Partners IX, L.P.(4)	1,893,939	2,499,999.48
SR One, Limited(5)	1,893,939	2,499,999.48
Entities affiliated with Baker Bros. Advisors LP(6)	1,893,939	2,499,999.48
Sofinnova Venture Partners VIII, L.P.(2)	1,893,939	2,499,999.48

(1)	Dan Becker, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(2)	Srinivas Akkaraju, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(3)	Peter Thompson, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(4)	Nassim Usman, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(5)	Simeon George, a member of our board of directors, is a director, officer, partner in, or has a financial interest in this entity.
(6)	These entities collectively own more than 5% of our outstanding capital stock.

Convertible Note and Warrant Financing

In August 2016, we entered into a Note and Warrant Purchase Agreement, as amended in September 2016 and March 2017, with certain existing investors in which we issued (i) convertible promissory notes, or the Notes, for an aggregate principal amount of approximately $21.5 million and (ii) warrants to purchase shares of our convertible preferred stock at a purchase price discounted from the price at which the Notes convert into equity securities. The Notes accrued interest at a rate of 8% per annum and had a maturity date of December 31, 2017.

The following table summarizes the Notes issued to executive officers, directors, holders of more than 5% of any class of our outstanding capital stock and their immediate family members:

Name of Noteholder	Notes Issued in August 2016	Notes Issued in September 2016	Notes Issued in March 2017	Notes Issued in April 2017
New Leaf Ventures II, L.P.	$2,288,112.55	$—	$1,372,867.53	$—
OrbiMed Private Investments IV, LP	2,288,112.55		1,372,867.53
Morgenthaler Venture Partners IX, L.P.	2,288,112.55		1,372,867.53
SR One, Limited	2,288,113.00		1,372,867.53
Entities affiliated with Baker Bros. Advisors LP	1,673,774.89		1,004,264.95
Sofinnova Venture Partners VIII, L.P.	1,673,774.90		1,004,264.94
Steve Gourlay(1)		50,000.00		30,000.03
Martin Babler, as custodian(2)		20,394.30		12,236.58

(1)	Steve Gourlay is Chief Medical Officer.
(2)	Martin Babler is Chief Executive Officer and a member of our board of directors. Mr. Babler purchased these notes in the names of his minor children.

Note Amendment and Conversion

In December 2017, we amended the Notes to effect the conversion of the Notes into shares of our Series B-3 convertible preferred stock at a conversion price of $1.32. Pursuant to each noteholder’s warrant to purchase shares issued in connection with the purchase of the Notes, the exercise price was equal to $0.99, which was 75% of the Series B-3 preferred stock price per share. The following table summarizes the Notes converted into

Series B-3 convertible preferred stock held by our executive officers, directors, holders of more than 5% of any class of our outstanding capital stock and their immediate family members:

Name of Noteholder	Aggregate Amount of Notes Being Converted	Shares of Series B-3 Preferred Stock Issued
New Leaf Ventures II, L.P.	$4,023,532.92	3,048,131
OrbiMed Private Investments IV, LP	4,023,532.92	3,048,131
Morgenthaler Venture Partners IX, L.P.	4,023,532.92	3,048,131
SR One, Limited	4,023,532.92	3,048,131
Entities affiliated with Baker Bros. Advisors LP	2,943,249.88	2,229,734
Sofinnova Venture Partners VIII, L.P.	2,943,250.20	2,229,735
Steve Gourlay	87,162.53	66,032
Martin Babler, as custodian	35,552.37	26,931

Investor Rights Agreement

In August 2018, we entered into an amended and restated investor rights agreement, or IRA, with certain holders of our preferred stock, including Sofinnova Venture Partners VIII, L.P., New Leaf Ventures II, L.P., OrbiMed Private Investments IV, LP, Morgenthaler Venture Partners IX, L.P., and SR One, Limited. As disclosed above, members of our board of directors are affiliated with each of these entities. Preferred stockholders Baker Brothers Life Sciences, L.P., together with its affiliates, affiliates of Cormorant Asset Management, and HBM Healthcare Investments, were also a party to the IRA, and collectively hold more than 5% of our outstanding capital stock.

The IRA provides the holders of our preferred stock with certain registration rights, including the right to demand that we file a registration statement or request that their shares be covered by a registration statement that we are otherwise filing. The IRA also provides these preferred stockholders with information rights, which will terminate on the closing of this offering, and a right of first refusal with regard to certain issuances of our capital stock, which will not apply to, and will terminate on, the closing of, this offering. After the closing of this offering, the holders of 145,159,131 shares of our common stock issuable upon conversion of outstanding preferred stock, will be entitled to rights with respect to the registration of their shares of common stock under the Securities Act under this agreement. For a description of these registration rights, see the section titled “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation will contain provisions limiting the liability of directors, and our amended and restated bylaws will provide that we will indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors, which requires us to indemnify them. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Transactions with Related Persons

Prior to completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of July 31, 2018 by:

•	each named executive officer;

•	each of our directors;

•	our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of our common stock (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before the offering is based on 119,534,002 shares of common stock outstanding as of July 31, 2018, assuming the conversion of all outstanding shares of preferred stock into shares of common stock. Applicable percentage ownership after the offering is based on                 shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock from us. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of July 31, 2018. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o Principia Biopharma Inc., 400 East Jamie Court, Suite 302, South San Francisco, CA, 94080.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
		Before the Offering	After the Offering
5% or greater stockholders
Entities affiliated with Baker Bros. Advisors LP(1)	14,730,538	12.30%		%
Morgenthaler Ventures Partners IX, L.P.(2)	20,137,198	16.81%
New Leaf Ventures II, L.P.(3)	20,137,198	16.81%
OrbiMed Private Investments IV, LP (4)	20,137,198	16.81%
SR One, Limited (5)	20,137,198	16.81%
Sofinnova Venture Partners VIII, L.P.(6)	14,730,541	12.30%
Other named executive officers and directors
Martin Babler(7)	5,628,918	4.71%
Christopher Chai(8)	1,682,000	1.41%
Stefani Wolff	722,781	*
Srinivas Akkaraju(3)	170,934	*
Dan Becker(3)	—	*
Alan Colowick(6)(9)	569,781	*
Simeon George(5)	20,137,198	16.81%
David Kabakoff(6)	—	*
Lewis J. Shuster	171,350	*
Peter Thompson(4)(10)	20,173,040	16.84%
Nassim Usman(2)	—	*
All current executive officers, directors and key employees as a group (14 persons)(11)	53,677,746	44.71%		%

*	Represents beneficial ownership of less than one percent.
(1)

The shares of common stock are held by the following stockholders (i) 667, L.P. (“667”) (1,321,832 shares of common stock and 17,290 shares of common stock issuable pursuant to warrants exercisable within 60 days of July 31, 2018), (ii) Baker Brothers Life Sciences, L.P. (“BBLS”) (13,071,963 shares of common stock and 170,993 shares of common stock issuable pursuant to warrants exercisable within 60 days of July 31, 2018) and (iii) 14159, L.P. (“14159”, and together with 667 and BBLS, the “BBA Funds”) (146,544 shares of common stock and 1,916 shares of common stock issuable pursuant to warrants exercisable within 60 days of July 31, 2018). Baker Bros. Advisors LP (“BBA”), is the management company and investment adviser to the BBA Funds and has sole voting and investment power with respect to the shares held by the BBA Funds. Baker Bros. Advisors (GP) LLC (“BBA-GP”), is the sole general partner of BBA. The managing members of BBA-GP are Julian C. Baker and Felix J. Baker. Julian C. Baker and Felix J. Baker have voting and investment power over the shares held by each of the BBA Funds. Julian C. Baker, Felix J. Baker, BBA and BBA-GP disclaim beneficial ownership of all shares held by the BBA Funds, except to the extent any such person actually exercises voting or dispositive power with respect to such shares. The address for BBA, BBA-GP and the BBA Funds is 860 Washington Street, 3rd Floor, New York, NY 10014.

(2)

Consists of (i) 19,877,186 shares of common stock held by Morgenthaler Ventures Partners IX, L.P., or Morgenthaler; and (ii) 260,012 shares of common stock issuable to Morgenthaler pursuant to warrants exercisable within 60 days of July 31, 2018. Dr. Usman is a venture partner at Morgenthaler and therefore, may be deemed to have a pecuniary interest over these shares. Dr. Usman, a member of our board of directors, disclaims beneficial ownership of the shares held of record by Morgenthaler except to the extent of his pecuniary interest therein and does not have voting or dispositive power over the shares. The address for Morgenthaler is 3200 Alpine Road, Portola Valley, CA 94028.

(3)

Consists of (i) 19,877,186 shares of common stock held by New Leaf Ventures II, L.P., or NLV II; and (ii) 260,012 shares of common stock issuable pursuant to warrants exercisable within 60 days of July 31, 2018. New Leaf Venture Management II L.L.C. is the general partner of New Leaf Venture Associates II L.P., or NLVA II, which in turn is the general partner of NLV II. Ronald M. Hunt, Vijay Lathi and Liam Ratclifte are the individual managers of New Leaf Venture Management II L.L.C., and they may be deemed to have shared voting and investment power with respect to the shares held by NLV II. Dr. Becker, a member of our board of directors and a principal at New Leaf Venture Partners L.L.C. and Dr. Akkaraju, a member of our board of directors, are each limited partners of NLVA II and therefore, both may be deemed to have a pecuniary interest over these shares. Dr. Becker and Dr. Akkaraju each disclaims beneficial ownership of the shares held of record by NLV II except to the extent of any pecuniary interest therein. The address for NLV II is 7 Times Square, Suite 3502, New York, NY 10036.

(4)

Consists of (i) 19,877,186 shares of common stock held by OrbiMed Private Investments IV, LP, or OPI IV; and (ii) 260,012 shares of common stock issuable to OPI IV pursuant to warrants exercisable within 60 days of July 31, 2018. OrbiMed Capital GP IV LLC (“GP IV”) is the general partner of OPI IV. OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP IV. By virtue of such relationships, GP IV and OrbiMed Advisors may be deemed to have voting and investment power with respect to the shares held by OPI IV and as a result may be deemed to have beneficial ownership of such shares. Dr. Thompson, a venture partner with OrbiMed Advisors, is a member of the Company’s board of directors. Advisors exercises investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein. Each of GP IV, OrbiMed Advisors, Carl L. Gordon, Sven H. Borho, Jonathan T. Silverstein and Peter Thompson disclaims beneficial ownership of the shares held by OPI IV, except to the extent of its or his pecuniary interest therein if any. The address for OPI IV is 601 Lexington Avenue, 54th floor, New York, New York 10022.

(5)

Consists of (i) 19,877,186 shares of common stock held by SR One, Limited; and (ii) 260,012 shares of common stock issuable to SR One, Limited pursuant to warrants exercisable within 60 days of July 31, 2018. SR One, Limited is an indirect wholly owned subsidiary of GlaxoSmithKline plc. Dr. George, a member of our board of directors, is a partner at SR One, Limited and, therefore, may be deemed to have a pecuniary interest over these shares. Dr. George disclaims beneficial ownership of the shares held of record by SR One, Limited except to the extent of his pecuniary interest therein. The address for SR One, Limited is 161 Washington Street, Suite 500, Conshohocken, PA 19428.

(6)

Consists of (i) 14,540,340 shares of common stock held by Sofinnova Venture Partners VIII, L.P., or SVP VIII; and (ii) 190,201 shares of common stock issuable pursuant to warrants exercisable within 60 days of July 31, 2018. Sofinnova Management VIII, L.L.C. is the general partner of SVP VIII. The managing members of Sofinnova Management VIII, L.L.C. are Anand Mehra, M.D., James Healy, M.D. and Michael Powell, Ph.D. The managing members may be deemed to have shared voting and dispositive power with regard to the shares held directly by SVP VIII. Dr. Colowick and Dr. Kabakoff, each a member of our board of directors as of July 31, 2018, are partners at Sofinnova Ventures and therefore, both may be deemed to have a pecuniary interest over these shares. Dr. Kabakoff resigned from our board of directors in August 2018. Each of the managing members, Dr. Colowick and Dr. Kabakoff disclaims beneficial ownership of the shares held of record by SVP VIII except to the extent of any pecuniary interest therein. The address for SVP VIII is 3000 Sand Hill Road Building 4, Suite 250, Menlo Park, CA 94025.

(7)

Consists of (i) 4,730,413 shares of common stock issuable under outstanding stock options exercisable within 60 days of July 31, 2018 held by Martin Babler, individually; (ii) 719,258 shares of common stock held by the Babler Trust Agreement Dated October 25, 2006; (iii) 176,931 shares of common stock held by Martin Babler, as custodian for his minor children and 2,316 shares of common stock issuable to Mr. Babler, as custodian for his minor children pursuant to warrants exercisable within 60 days of July 31, 2018. The address for Martin Babler, individually, and as custodian is 400 East Jamie Court, Suite 302, South San Francisco, CA 94080.

(8)

Consists of (i) 62,000 Common shares held by Christopher Chai, individually and 1,590,000 shares of common stock issuable under outstanding stock options exercisable within 60 days of July 31, 2018 held by Christopher Chai, individually; and (ii) 30,000 shares of common stock held by members of Mr. Chai’s immediate family. The address for Christopher Chai, individually, and as Custodian for minor children, is 400 East Jamie Court, Suite 302, South San Francisco, CA 94080.

(9)	Includes 569,781 shares of common stock issuable to Dr. Colowick pursuant to a stock option exercisable within 60 days of July 31, 2018.
(10)	Includes 35,842 shares of common stock held by Dr. Thompson.
(11)

Consists of: (i) 43,352,423 shares of common stock, (ii) 9,797,302 shares issuable under outstanding stock options exercisable within 60 days of July 31, 2018 and (iii) 528,021 shares underlying warrants to purchase common stock that are exercisable within 60 days of July 31, 2018.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect on the closing of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will be in effect on the closing of this offering.

Upon the completion of this offering, our certificate of incorporation will authorize us to issue up to            shares of common stock, $0.0001 par value per share, and            shares of preferred stock, $0.0001 par value per share, all of which shares of preferred stock will be undesignated. Our board of directors may establish the rights and preferences of the preferred stock from time to time. As of June 30, 2018, after giving effect to the conversion of all outstanding preferred stock into shares of our common stock in connection with the completion of the offering, there would have been an aggregate of 118,320,806 shares of common stock issued and outstanding, held by 105 stockholders of record.

Common Stock

Voting Rights

Upon the completion of this offering, each holder of our common stock will be entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, each to be in effect upon the completion of this offering, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors will be able elect all of the directors standing for election, if they should so choose.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock will be entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

All currently outstanding shares of preferred stock will be converted to common stock upon the completion of this offering.

Following the completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of common stock until the board of directors determines the specific rights attached to that preferred stock.

We have no present plans to issue any shares of preferred stock.

Options

As of June 30, 2018, options to purchase an aggregate of 18,663,360 shares of common stock were outstanding under our 2008 Plan at a weighted-average exercise price of $0.57 per share. For additional information regarding the terms of our 2008 Plan, see “Executive Compensation – Incentive Award Plans – Amended and Restated 2008 Equity Incentive Plan.”

Warrants

As of June 30, 2018, a warrant to purchase an aggregate of 45,000 shares of our Series A preferred stock at an exercise price of $1.00 per share and warrants to purchase 1,526,520 shares of our Series B-3 preferred stock at an exercise price of $0.99 per share were outstanding. For more information, see Note 7, Debt Obligation to the Notes to the Consolidated Financial Statements for more information.

Registration Rights

After the completion of this offering, certain holders of shares of our common stock, including those shares of our common stock that will be issued upon conversion of our preferred stock in connection with this offering, will be entitled to certain rights with respect to registration of such shares under the Securities Act pursuant to the terms of an investors’ rights agreement. These shares are collectively referred to herein as registrable securities.

The investors’ rights agreement provides the holders of registrable securities with demand, piggyback and S-3 registration rights as described more fully below. As of August 16, 2018, after giving effect to the conversion of all outstanding shares of our preferred stock into shares of our common stock in connection with the completion of the offering, there would have been an aggregate of 145,159,131 registrable securities that were entitled to these demand, piggyback and S-3 registration rights.

There are no cash penalties under the investors’ rights agreement and no penalties resulting from delays in registering the Company’s common stock.

Demand Registration Rights

At any time beginning 180 days following the effective date of the registration statement of which this prospectus forms a part, the holders of a majority of the registrable securities then outstanding have the right to make up to two demands that we file a registration statement under the Securities Act covering the registration of the registrable securities then outstanding and with an anticipated aggregate offering price of at least $10.0 million, net of underwriting discounts and expenses, subject to specified exceptions.

Piggyback Registration Rights

If we register any securities for public sale, the holders of our registrable securities then outstanding will each be entitled to notice of the registration and will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, provided that the registration does not include shares of any other selling stockholder. If the registration does not include shares of any other selling stockholder, any or all of the registrable securities may be excluded from such registration.

Registration on Form S-3

If we are eligible to file a registration statement on Form S-3, the holders have the right to demand that we file registration statements on Form S-3; provided, that at least 10% of the registrable securities then outstanding make the demand request and the aggregate amount of securities to be sold under the registration statement is at least $3.0 million, net of underwriting discounts and commissions. We are not obligated to effect a demand for registration on Form S-3 by holders of our registrable securities more than twice during any 12-month period. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expenses of Registration

We will pay all expenses relating to any demand, piggyback or Form S-3 registration, other than underwriting discounts and commissions, subject to specified conditions and limitations.

Termination of Registration Rights

The registration rights will terminate upon the earlier of the following to occur: (i) such time after this offering in which the holder of registrable securities holds one percent or less of our common stock and all registrable securities held by such holder (and together with any affiliate of the holder with whom such holder must aggregate its sales under Rule 144 of the Securities Act) can be sold in any three-month period without registration in compliance with Rule 144 of the Securities Act or (ii) after the consummation of a “deemed liquidation event”, as described and defined in our amended and restated certificate of incorporation, as amended from time to time.

Anti-Takeover Provisions

Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which generally prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:

•	before such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, those shares owned (1) by persons who are directors and also officers and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or after such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines a “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits by or through the corporation.

In general, Section 203 defines an “interested stockholder” as an entity or person who, together with the person’s affiliates and associates, beneficially owns, or within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation.

Anti-Takeover Effects of Certain Provisions of our Certificate of Incorporation and Bylaws to be in Effect upon the Completion of this Offering

Our certificate of incorporation will provide for our board of directors to be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Because our stockholders do not have cumulative voting rights, stockholders holding a majority of the shares of common stock outstanding will be able to elect all of our directors. Our certificate of incorporation and bylaws will also provide that directors may be removed by the stockholders only for cause upon the vote of a majority of our outstanding common stock. Furthermore, the authorized number of directors may be changed only by resolution of the board of directors, and vacancies and newly created directorships on the board of directors may, except as otherwise required by law or determined by the board, only be filled by a majority vote of the directors then serving on the board, even though less than a quorum.

Our certificate of incorporation and bylaws will also provide that all stockholder actions must be effected at a duly called meeting of stockholders and will eliminate the right of stockholders to act by written consent without a meeting. Our bylaws will also provide that only our chairman of the board, chief executive officer or the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors may call a special meeting of stockholders.

Our bylaws will also provide that stockholders seeking to present proposals before our annual meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide timely advance notice in writing, and, subject to applicable law, will specify requirements as to the form and content of a stockholder’s notice.

Our certificate of incorporation and bylaws will provide that the stockholders cannot amend many of the provisions described above except by a vote of a majority of our outstanding common stock.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Since our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for: (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty; (iii) any action asserting a claim against us arising under the Delaware General Corporation Law; (iv) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; or (v) any action asserting a claim against us that is governed by the internal affairs doctrine. Our amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is             .

SHARES ELIGIBLE FOR FUTURE SALE

Before the completion of this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of June 30, 2018, and the shares issuable upon conversion of our Series C convertible preferred stock issued in August 2018, on the completion of this offering, a total of                 shares of common stock will be outstanding, assuming the conversion of all of our outstanding shares of preferred stock into an aggregate of 143,163,564 shares of common stock on the completion of this offering. Of these shares, all of the common stock sold in this offering by us, plus any shares sold by us on exercise of the underwriters’ option to purchase additional common stock, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S.

Subject to the lock-up agreements described below and the provisions of Rule 144 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

•

1% of the number of common stock then outstanding, which will equal approximately                  shares immediately after this offering, assuming no exercise of the underwriters’ option to purchase additional shares of common stock from us; or

•	the average weekly trading volume of our common stock on the during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock that are issuable under our 2008 Plan, 2018 Plan and ESPP. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

Lock-up Arrangements

We, and all of our directors, executive officers and the holders of substantially all of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the closing of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of the representatives, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of or hedge any of our shares of common stock, any options, or any securities convertible into, or exchangeable for or that represent the right to receive shares of our common stock. These agreements are described in the section titled “Underwriting.” The representatives may, in their discretion, release any of the securities subject to these lock-up agreements at any time.

Registration Rights

Under our IRA and on the closing of this offering, the holders of 145,159,131 shares of our common stock, or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled “Description of Capital Stock—Registration Rights” for additional information.

MATERIAL U.S. FEDERAL INCOME TAX

CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S. federal income tax consequences relating thereto, does not address the potential application of the Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service, or IRS, all as in effect as of the date of this prospectus. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a particular holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including:

•	certain former citizens or long-term residents of the United States;

•	partnerships or other pass-through entities (and investors therein);

•	“controlled foreign corporations;”

•	“passive foreign investment companies;”

•	corporations that accumulate earnings to avoid U.S. federal income tax;

•	banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•	tax-exempt organizations and governmental organizations;

•	tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons that own, or have owned, actually or constructively, more than 5% of our common stock;

•	persons who have elected to mark securities to market; and

•

persons holding our common stock as part of a hedging or conversion transaction or straddle or other risk reduction strategy or integrated investment, and persons deemed to sell our common stock under the constructive sale provisions of the Code.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder

For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” or a partnership (including any entity or arrangement treated as a partnership) for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions on Our Common Stock

As described under the section titled “Dividend Policy,” we have not paid and do not anticipate paying dividends. However, if we make cash or other property distributions on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s tax basis in our common stock, but not below zero. Any excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under the section titled “—Gain on Disposition of our Common Stock” below.

Subject to the discussion below regarding effectively connected income, backup withholding and FATCA, dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish us or our withholding agent a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable successor form) including a taxpayer identification number and certifying such holder’s qualification for the reduced rate. This certification must be provided to us or our withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our withholding agent, either directly or through other intermediaries.

Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment in the United States if required by an applicable tax treaty), the non-U.S. holder will be exempt from U.S. federal withholding tax. To claim the exemption, the non-U.S. holder must generally furnish a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Gain on Disposition of Our Common Stock

Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States;

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•

our common stock constitutes a “United States real property interest” by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe that we are not currently and do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established. Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. In addition, gross proceeds of a disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the non-U.S. holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker without certain specified connections to the United States generally will not be subject to backup withholding or information reporting. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.

Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.

Withholding on Foreign Entities

Sections 1471 through 1474 of the Code (commonly referred to as FATCA) impose a U.S. federal withholding tax of 30% on certain payments made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally imposes a U.S. federal withholding tax of 30% on certain payments made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. FATCA will also apply to gross proceeds from sales or other dispositions of our common stock after December 31, 2018.

Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Leerink Partners LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Leerink Partners LLC
Wells Fargo Securities, LLC
Robert W. Baird & Co. Incorporated

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, payable by us are estimated to be approximately $            . We have also agreed to reimburse the underwriters for certain of their expenses incurred in connection with, among others, the review and clearance by the Financial Industry Regulatory Authority, Inc. in an amount of up to $            .

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to             additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We have agreed, subject to limited exceptions, that we will not: (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock or file or confidentially submit any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or other securities, in cash or otherwise, in each case without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Leerink Partners LLC and Wells Fargo Securities, LLC, as representatives, for a period continuing to and including the date 180 days after the date of this prospectus.

Our executive officers, directors and our other existing security holders have entered into lock-up agreements with the underwriters prior to commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period continuing to and including the date 180 days after the date of this prospectus, may not, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Leerink Partners LLC and Wells Fargo Securities, LLC, as representatives: (i) directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of the Company’s common stock or any securities convertible into or exercisable or exchangeable for common stock, or exercise any right with respect to the registration of any shares of the Company’s common stock or any securities convertible into or exercisable or exchangeable for common stock, or file, cause to be filed or cause to be confidentially submitted any registration statement in connection therewith, under the Securities Act of 1933, as amended, or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Company’s common stock or any securities convertible into or exercisable or exchangeable for common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise.

Nasdaq Global Market Listing

We intend to apply to list the shares of our common stock on the Nasdaq Global Market under the symbol “PRNB.”

Determination of Offering Price

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development;

•	the likelihood of approval for our drug candidates; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area, no offer of shares which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares referred to in (a) to (c) above shall result in a requirement for the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares is made or who receives any communication in respect of an offer of shares, or who initially acquires any shares will be deemed to have represented, warranted, acknowledged and agreed to and with the representatives and the Company that (1) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (2) in the case of any shares acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

The Company, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for the Company or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither the Company nor the representatives have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for the Company or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in

Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;
(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Cooley LLP, San Francisco, California, which has acted as our counsel in connection with this offering, will pass on certain legal matters with respect to U.S. federal law in connection with this offering. Latham & Watkins LLP has acted as counsel to the underwriters in connection with this offering.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2016 and December 31, 2017 and for the years then ended, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements). We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available for inspection and copying at the public reference room and website of the SEC referred to above.

We also maintain a website at www.principiabio.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

PRINCIPIA BIOPHARMA INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Principia Biopharma Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Principia Biopharma Inc. (the Company) as of December 31, 2016 and 2017, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2016 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and negative cash flows from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2013.

Redwood City, California

May 9, 2018, except for the third paragraph of Note 13, as to which the date is
August 17, 2018

PRINCIPIA BIOPHARMA INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share amounts)

	December 31,
	2016	2017

Assets
Current assets:
Cash and cash equivalents	$5,867	$41,054
Restricted cash	100	100
Prepaid expenses and other current assets	934	1,778

Total current assets	6,901	42,932
Property and equipment, net	296	209
Long-term restricted cash	82	82
Other assets	280	280

Total assets	$7,559	$43,503

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$2,126	$3,405
Deferred revenue, current portion	—	44,134
Accrued liabilities	649	1,430
Accrued compensation	960	2,262
Convertible notes payable (net of debt discounts)	10,364	—
Convertible notes interest payable	442	—
Convertible notes redemption features liability	3,648	—

Total current liabilities	18,189	51,231
Long-term portion of deferred revenue	—	5,619
Long-term portion of deferred rent	44	8
Convertible preferred stock warrant liability	1,050	1,576

Total liabilities	19,283	58,434

Commitments and contingencies (Note 6)
Convertible preferred stock, $0.0001 par value, 111,641,119 and 113,680,282 shares authorized at December 31, 2016 and 2017, respectively; 93,717,612 and 111,599,914 shares issued and outstanding at December 31, 2016 and 2017, respectively (aggregate liquidation preference of $105,840 and $129,445 at December 31, 2016 and 2017)	104,926	128,531
Stockholders’ deficit:
Common stock, $0.0001 par value, 132,000,000 and 141,432,765 shares authorized at December 31, 2016 and 2017, respectively; 4,823,527 and 5,692,093 shares issued and outstanding at December 31, 2016 and 2017, respectively	—	1
Additional paid-in capital	5,369	7,201
Accumulated other comprehensive loss	(142)	(90)
Accumulated deficit	(121,877)	(150,574)

Total stockholders’ deficit	(116,650)	(143,462)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$7,559	$43,503

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Year Ended December 31,
	2016	2017
Revenue	$—	$5,247
Operating expenses:
Research and development	22,290	25,390
General and administrative	4,763	6,443

Total operating expenses	27,053	31,833

Loss from operations	(27,053)	(26,586)
Other income, net	308	5,096
Interest expense	(3,893)	(7,207)

Net loss	$(30,638)	$(28,697)

Net loss per share, basic and diluted	$(6.59)	$(5.55)

Weighted-average number of shares outstanding, basic and diluted	4,647,299	5,175,267

Pro forma net loss per share, basic and diluted (unaudited)		$(0.28)

Pro forma weighted-average number of shares outstanding, basic and diluted (unaudited)		99,039,857

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	2016	2017
Net loss	$(30,638)	$(28,697)
Other comprehensive income (loss):
Foreign currency translation adjustment	(9)	52

Comprehensive loss	$(30,647)	$(28,645)

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

CONSOLIDATED STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

(in thousands, except share amounts)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2015	93,717,612	$104,926	4,401,116	$—	$2,297	$(133)	$(91,239)	$(89,075)
Exercise of stock options and vesting of early exercise shares	—	—	422,411	—	143	—	—	143
Foreign currency translation adjustment	—	—	—	—	—	(9)	—	(9)
Stock based compensation expense	—	—	—	—	1,053	—	—	1,053
Beneficial conversion features of the convertible loan	—	—	—	—	1,876	—	—	1,876
Net loss	—	—	—	—	—	—	(30,638)	(30,638)

Balance at December 31, 2016	93,717,612	104,926	4,823,527	—	5,369	(142)	(121,877)	(116,650)
Exercise of stock options and vesting of early exercise shares	—	—	868,566	1	317	—	—	318
Issuance of preferred stock on conversion of notes payable	17,882,302	23,605	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	52	—	52
Stock based compensation expense	—	—	—	—	1,027	—	—	1,027
Beneficial conversion features of the convertible loan	—	—	—	—	488	—	—	488
Net loss	—	—	—	—	—	—	(28,697)	(28,697)

Balance at December 31, 2017	111,599,914	$128,531	5,692,093	$1	$7,201	$(90)	$(150,574)	$(143,462)

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended December 31,
	2016	2017
Operating activities:
Net loss	$(30,638)	$(28,697)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of convertible preferred stock warrant liability	(43)	526
Change in fair value of redemption features liability	241	(5,586)
Depreciation	232	178
Stock-based compensation	1,053	1,027
Convertible loan issuance cost	(182)	—
Amortization of debt discount	3,458	5,495
Interest expense on convertible notes	442	1,669
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	699	(843)
Long-term restricted cash and other assets	(250)	—
Deferred revenue	—	49,753
Accounts payable	696	1,280
Accrued liabilities	(552)	2,046

Net cash (used in) provided by operating activities	(24,844)	26,848
Investing activities:
Purchase of property and equipment	(12)	(90)

Net cash used in investing activities	(12)	(90)
Financing activities:
Proceeds from issuance of convertible notes	13,433	8,060
Proceeds from issuance of common stock	10	317

Net cash provided by financing activities	13,443	8,377
Effect of foreign exchange rate changes on cash and cash equivalents	(9)	52

Net (decrease) increase in cash and cash equivalents	(11,422)	35,187
Cash and cash equivalents at beginning of year	17,289	5,867

Cash and cash equivalents at end of year	$5,867	$41,054

Supplemental disclosure of cash flow information
Conversion of convertible note and interest into convertible preferred stock	$—	$23,605

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

We, Principia Biopharma Inc. (“Principia”), are a clinical-stage biopharmaceutical company focused on developing novel therapies for immunology and oncology. We were incorporated on October 6, 2008, began operations in February 2011, and are headquartered in South San Francisco, California.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Principia and our wholly-owned Australian subsidiary. All intercompany accounts, transactions and balances have been eliminated.

Need for Additional Capital

Since commencing operations in 2011, we have devoted substantially all of our resources to identifying and developing our drug candidates, including conducting preclinical studies and clinical trials, and providing general and administrative support for these operations.

To date, we have financed our operations primarily through private placements of our convertible preferred stock and convertible notes. From inception to date, we have received $127.3 million in aggregate proceeds through the private placements of convertible preferred stock. In 2017, we entered into a license agreement (the “Sanofi Agreement”) with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”) and a development and license agreement (“the “AbbVie Agreement”) with AbbVie Biotechnology Limited (“AbbVie”), pursuant to which we received non-refundable upfront payments of $40.0 million and $15.0 million, respectively. As of December 31, 2017, we held cash and cash equivalents totaling $41.1 million.

We do not have any products for sale and have not generated any product revenue since our inception. To date, all of our revenue has been generated from the non-refundable upfront payments received from our agreements with Sanofi and AbbVie. We have incurred operating losses since the commencement of our operations. For the year ended December 31, 2017, net loss incurred was $28.7 million. As of December 31, 2017, we have an accumulated deficit of $150.6 million. We expect to continue to incur significant expenses and operating losses as we advance our clinical programs and expand our pipeline, seek regulatory approval and, if successful, proceed to commercial launch activities. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Based on our planned operations, we do not expect that our current cash and cash equivalents will be sufficient to fund our operations for at least 12 months after the date the consolidated financial statements are issued without raising additional capital through equity or debt financing, or potential additional collaboration proceeds. Therefore, our management has determined that there is substantial doubt about our ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

We plan to take steps intended to enable the continued operation of the business which may include pursuing additional funding, out-licensing or sale of assets and reducing other expenditures that are within our control. If we are unable to meet our working capital needs, we will be forced to delay or reduce the scope of our research and development programs and/or limit or cease our operations.

The consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The consolidated financial statements do not reflect any adjustments relating to the future effects of the recoverability and reclassification of assets and liabilities that may result from the outcome of uncertainty related to our ability to continue as a going concern.

2. Significant Accounting Policies

Unaudited Pro Forma Information

Immediately prior to the completion of this offering, all outstanding shares of convertible preferred stock will automatically convert into common stock. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding preferred stock into shares of common stock. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the IPO. The unaudited pro forma net loss per share for the year ended December 31, 2017 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. Significant estimates include amounts to determine the fair value of common stock-based awards, warrants, and other issuances, embedded derivatives, accruals for research and development costs and uncertain tax positions, and the estimated periods of performance used in the determination of collaboration revenues. We base our estimates on historical experience and on various other market specific and relevant assumptions that our management believes to be reasonable under the circumstances. Actual results could differ materially from our estimates.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash and cash equivalents. The majority of our cash and cash equivalents is maintained with one financial institution in the United States. Deposits with this financial institution have exceeded and will continue to exceed federally insured limits. We have not experienced any losses on our cash deposits. Cash and cash equivalents totaled $5.9 million and $41.1 million at December 31, 2016 and 2017, respectively.

We are subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, the need to obtain adequate additional funding, possible failure of current or future preclinical studies or clinical trials, our reliance on third parties to conduct our clinical trials, the need to obtain regulatory and marketing approvals for our drug candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of our drug candidates, our right to develop and commercialize our drug candidates pursuant to the terms and conditions of the licenses granted to us, protection of proprietary technology, the ability to make milestone, royalty or other payments due under any license or collaboration agreements, and the need to secure and maintain adequate manufacturing arrangements with third parties. If we do not successfully commercialize or partner any of our drug candidates, we will be unable to generate product revenue or achieve profitability.

Cash and Cash Equivalents

We consider all highly liquid financial instruments with original maturities of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are stated at fair value.

Restricted Cash

As of December 31, 2016 and 2017, we had $182,000 in restricted cash and long-term restricted cash that is used to secure financing through a company credit card and for a lease security deposit. This amount is separated from cash and cash equivalents on the consolidated balance sheets.

Segments

We have one operating segment. Our chief operating decision maker, our Chief Executive Officer, manages our operations on a consolidated basis in assessing performance and allocating resources.

Property and Equipment

Property and equipment consist of laboratory equipment, computer equipment, furniture and fixtures and leasehold improvements and are stated at cost, net of accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets generally ranging from two years for computer equipment to five years for office furniture and fixtures. Leasehold improvements are amortized over the shorter of their estimated useful lives or the related lease term.

Leases

We enter into lease agreements for our laboratory and office facilities. These leases are classified as operating leases. Rent expense is recognized on a straight-line basis over the term of the lease. Deferred rent consists of the difference between cash payments and the recognition of rent expense for the buildings we occupy.

Revenue Recognition

We generate revenues from our collaboration agreement with Sanofi and our collaboration agreement with AbbVie. Revenue is recognized when the four revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

We account for multiple element arrangements, in which we may provide several deliverables, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 605-25, Multiple Element Arrangements.

Revenue from non-refundable upfront fees that are not dependent on any future performance by us is recognized when such amounts are earned. If we have continuing obligations to perform under the arrangement, such fees are recognized over the estimated period of the continuing performance obligation. Where a portion of non-refundable upfront fees or other payments received is allocated to continuing performance obligations under the terms of the agreement, it is recorded as deferred revenue and recognized as revenue ratably over the term of our estimated performance period under the agreement. We determine the estimated performance periods and review them periodically based on the progress of the related program. The effect of any change made to an estimated performance period and, therefore revenue recognized, would occur on a prospective basis in the period that the change was made. We have received reimbursements for a portion of our research and development costs. Such reimbursements are recorded as a reduction to research and development expenses on our consolidated statements of operations.

Our collaboration agreements may contain milestone payments that become due upon the achievement of certain milestones. We apply ASC Subtopic 605-28, Milestone Method. Under the milestone method, payments that are contingent upon achievement of a substantive milestone are recognized in the period in which the milestone is achieved. A milestone is defined as an event that can only be achieved based on our performance and there is substantive uncertainty about whether the event will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered milestones subject to this guidance. Further, for the milestone to be considered substantive, the consideration earned from the milestone must relate solely to prior performance, be reasonable relative to all of the deliverables, and the consideration must be commensurate with our performance to achieve the milestone or the enhancement of the value of the item delivered as a result of a specific outcome resulting from our performance to achieve the milestone. Non-substantive milestone or contingent payments are recognized as revenue over the estimated period of any remaining performance obligations or when earned as a result of counterparty performance in accordance with contractual terms and when such payments can be reasonably estimated and collectability of such payments is reasonably assured.

Convertible Preferred Stock Warrants

Freestanding warrants to purchase our convertible preferred stock are recorded as a liability on the consolidated balance sheets because the underlying shares of convertible preferred stock are contingently redeemable, which, therefore, may obligate us to transfer assets at some point in the future to settle these warrants. The warrants are subject to revaluation at each balance sheet date, with changes in fair value recognized as a component of other income, net, on the consolidated statements of operations. We will continue to adjust the liability for changes in the estimated fair value until the earlier of the expiration, the exercise, or the conversion of the warrants upon the completion of a liquidation event or the completion of an initial public offering.

Convertible Notes Redemption Features

We recorded a derivative liability related to redemption features embedded within our convertible notes. The convertible notes issued in 2016 and 2017 included features that were determined to be an embedded derivative requiring bifurcation and separate accounting. This bifurcated redemption feature was initially recorded at fair value and was subject to revaluation at each balance sheet date. Changes in fair value were recognized as a component of other income, net, on the consolidated statements of operations. In December 2017, the convertible notes and interest payable were converted into Series B-3 preferred stock and the convertible notes redemption features liability was determined to have a fair value of zero. See Note 7, Debt Obligation.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation, costs related to clinical and preclinical studies, contract manufacturing, consulting fees, laboratory supplies, and allocated overhead and facility occupancy costs. Research and development costs are expensed as incurred. Non-refundable advance payments for goods or services that will be used or rendered for future research and development activities are capitalized and expensed as the goods are delivered or the related services are performed. Costs associated with co-development activities are included in research and development expenses, with any reimbursement of costs by our collaboration partners reflected as a reduction of research and development expenses.

Stock-based Compensation

We use the Black-Scholes valuation model to estimate the grant date fair value of stock option awards with time-based vesting terms. The determination of fair value for stock-based awards on the date of grant using an option-pricing model (OPM) requires management to make certain assumptions regarding a number of variables. Stock-based compensation expense is recognized based on the grant date fair value on a straight-line basis over the requisite service period and is reduced for forfeitures as they occur. Equity-based payments granted to non-employees are recorded at grant date fair value and are re-measured at the current fair value at the end of each reporting period until the underlying equity instruments vest. Non-employee stock-based compensation expense was immaterial for all periods presented.

Income Taxes

We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and net operating loss and tax credit carryforwards. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are measured at the balance sheet date using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period such tax rate changes are enacted.

We record uncertain tax positions on the basis of a two-step process in which (1) it determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. To date, there have been no interest or penalties charged in relation to the underpayment of income taxes.

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a business enterprise during a period, resulting from transactions from non-owner sources, and consists primarily of losses on foreign currency translation related to our wholly-owned Australian subsidiary.

Net Loss per Share

Basic and diluted net loss per share is calculated by dividing the net loss by the weighted-average number of shares of common stock outstanding during the period, without consideration for potentially dilutive securities. Potentially dilutive securities which include warrants and outstanding stock options have been excluded from the computation of diluted net loss per share as the effect of their inclusion would be anti-dilutive. For all periods presented, diluted net loss per share is the same as basic net loss per share due to our net loss position.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our consolidated financial statements upon adoption. Under the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act), we meet the definition of an emerging growth company, and have elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Recently Adopted Accounting Standards Updates

In August 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40)—Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The standard requires management to assess, at each annual and interim reporting period, whether there are conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern and provide related disclosures in certain circumstances. We adopted the guidance as of January 1, 2017 and have included disclosures on this topic in Note 1.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718), which simplifies the accounting for employee share-based transactions. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the consolidated statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification, and the classification of those taxes paid on the consolidated statement of cash flows. For public entities, ASU 2016-09 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. We early adopted ASU 2016-09 in 2017 and the adoption did not have a material impact on our consolidated financial statements.

Recently Issued Accounting Standards or Updates Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), as subsequently amended, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. generally accepted accounting pronouncements. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. ASU 2014-09, as amended, becomes effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods beginning after December 15, 2019. Early adoption is permitted. We plan to adopt the accounting standard update in 2019 and have not yet determined which adoption method we will utilize. We are currently in the early stages of analyzing our collaboration and license agreements to determine the differences in the accounting treatment under ASU 2014-09 compared to the current accounting standard. The consideration we are eligible to receive under these agreements includes upfront payments, research and development funding, milestone payments and royalties. The new revenue recognition standard differs from the current accounting standard in many respects, such as in the accounting for variable consideration and the measurement of progress toward completion of performance obligations. While we have not completed our assessment of the impact of adoption, adopting ASU 2014-09 may have a material effect on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted. We have not yet determined the potential effects of this ASU on our consolidated financial statements.

3. Fair Value Measurements

Financial assets and liabilities are recorded at fair value. We determine fair value using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

Level 1 inputs include quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 inputs include unobservable inputs that are supported by little or no market activity and are significant to the fair value of the underlying asset or liability. Such inputs reflect our best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires our management to make judgments and consider factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2016 and 2017 were as follows (in thousands):

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$1,260	$—	$—	$1,260
Liabilities
Convertible loan redemption features liability	$—	$—	$3,648	$3,648
Convertible preferred stock warrant liability	—	—	1,050	1,050

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$30	$—	$—	$30
Liabilities
Convertible preferred stock warrant liability	$—	$—	$1,576	$1,576

In December 2017, the holders of certain outstanding convertible notes exercised their option to convert such notes and accrued interest into Series B-3 convertible preferred stock. Upon conversion, the fair value of the convertible notes redemption features liability was re-measured to zero. See Note 7, Debt Obligation, for more information on the loan redemption features liability and the convertible preferred stock warrant liability.

4. Balance Sheet Components

Property and equipment as of December 31, 2016 and 2017 consisted of the following (in thousands):

	December 31,
	2016	2017
Laboratory equipment	$1,568	$1,617
Computer equipment	246	281
Furniture and Fixtures	3	10
Leasehold improvements	203	203

	2,020	2,111
Less accumulated depreciation and amortization	(1,724)	(1,902)

Total	$296	$209

Depreciation and leasehold improvement amortization expenses were approximately $232,000 and $178,000 for the years ended December 31, 2016 and 2017, respectively.

Prepaid expenses and other current assets as of December 31, 2016 and 2017 consisted of the following (in thousands):

	December 31,
	2016	2017
Other accounts receivable	$258	$378
Prepaid expenses	676	1,400

Total	$934	$1,778

5. License and Collaboration Agreements

Sanofi

In November 2017, we entered into the Sanofi Agreement for an exclusive license to PRN2246 and backup molecules for development in MS and other CNS diseases. Under the Sanofi Agreement, we will complete Phase 1, and Sanofi will take on all further development activities. We and Sanofi will each be responsible for certain early development costs, and Sanofi will be responsible for all further development and commercialization costs, subject to our Phase 3 option described below.

Sanofi has an exclusive license for PRN2246 and its backups for the CNS field, which includes indications of the central nervous system, retina and ophthalmic nerve. We have agreed not to develop other BTK inhibitors within the CNS field, and Sanofi has agreed not to develop PRN2246 or its backups for any indications outside the CNS Field. In the event that we cease all development and commercialization of our other BTK inhibitors or unilaterally decide to offer Sanofi a field expansion, Sanofi could expand its field upon payment to us of a field expansion payment as well as milestones and royalties within the expanded field.

In December 2017, we received a $40.0 million upfront payment. Under the Sanofi Agreement, we may receive development, regulatory and commercial milestones up to an aggregate of $765.0 million, as well as royalties up to the mid-teens. We have an option to fund a portion of Phase 3 development costs in return for, at Principia’s option, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in royalties up to the high-teens. Only the additional royalty option would be available if we are developing PRN1008 for major enumerated indications overseen by the FDA’s Division of Pulmonary, Allergy and Rheumatology Products or in certain changes of control involving Principia and certain

Sanofi competitors. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis until the later of the date that all of our patent rights that claim a composition of matter of such product expire in such country, the date of expiration of regulatory exclusivity for such product in such country, or the date that is ten years from the first commercial sale of such product in such country.

Under the Sanofi Agreement, our deliverables are (i) granting a license of rights to PRN2246, (ii) transfer of technology (know-how) related to PRN2246, and (iii) performance of research and development services related to our responsibilities under the early development plan. We considered the provisions of the revenue recognition multiple-element arrangement guidance and concluded that the delivered license does not have standalone value at the inception of the arrangement due to our proprietary expertise with respect to the licensed compound and related ongoing developmental participation under the agreement, which is required for Sanofi to fully realize the value from the delivered license. Therefore, the $40.0 million received related to this combined unit of accounting is recognized as revenue ratably over the estimated performance period, which is estimated to continue through the fourth quarter of 2018. For the year ended December 31, 2017, we recognized approximately $1.9 million in revenue related to the Sanofi Agreement. Deferred revenue related to the Sanofi Agreement was $38.1 million at December 31, 2017. Amounts for certain early development plan costs subject to reimbursement from Sanofi, recorded as a reduction of research and development expense, were $0.2 million for the year ended December 31, 2017.

AbbVie

In June 2017, we entered into the AbbVie Agreement related to the research and development of oral immunoproteasome inhibitors. Under the AbbVie Agreement, we and AbbVie will collaborate on the research and preclinical development of one or more oral immunoproteasome inhibitors with each company bearing its own costs. Following the expiration of the two-year research term (which can be extended by Abbvie for up to six months), AbbVie will become responsible, at its sole cost, for all further development and commercialization activities for each such compound.

In June 2017, we received an upfront payment of $15.0 million. Under the AbbVie Agreement, we may receive additional development, regulatory and commercial milestones of up to an aggregate of $667.5 million, as well as tiered royalties in the high single digits. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis, until the later of (i) the date that all patent rights that claim a composition of matter of such product expire in such country, (ii) the date of expiration of regulatory exclusivity for such product in such country, or (iii) the date that is ten years from the first commercial sale of such product in such country.

Exclusivity obligations, which vary depending on the stage of development, apply to us and AbbVie with respect to research and development of certain other inhibitors of the immunoproteasome.

None of the future milestones are considered substantive milestones due to the fact that the achievement of the events underlying the payments predominantly relates to AbbVie’s performance. Under the AbbVie Agreement, our deliverables are (i) granting a license of rights to certain licensed compounds to develop and commercialize oral immunoproteasome inhibitors, (ii) transfer of technology (know-how) related to the oral immunoproteasome inhibitors program, and (iii) provide research and development services during the two-year research period, which can be extended for up to six months. We considered the provisions of the revenue recognition multiple-element arrangement guidance and concluded that the delivered license does not have standalone value at the inception of the arrangement due to our proprietary expertise with respect to the licensed compounds and related ongoing developmental participation under the AbbVie Agreement, which is required for AbbVie to fully realize the value from the licensed compound. Therefore, the $15.0 million received related to this combined unit of accounting is recognized as revenue ratably over the estimated performance period, which is estimated to continue through the fourth quarter of 2019. For the year ended December 31, 2017, we recognized approximately $3.4 million in revenue related to the AbbVie Agreement. Deferred revenue related to the AbbVie Agreement was $11.6 million at December 31, 2017.

University of California, San Francisco

In November 2009, we entered into a license agreement, or the First Agreement, with the Regents of the University of California, or the Regents, which was amended in October 2010, February 2011, and amended and restated in May 2012. In September 2011, we entered into a separate license agreement, or the Second Agreement, with Regents which was amended and restated in December 2013. We refer to the First Agreement and the Second Agreement together as the UC Agreements. Under the UC Agreements, the Regents have granted to us exclusive, worldwide licenses, with the right to grant sublicenses, under the Regents’ patent rights in certain patent applications to make, use, sell, offer for sale, and import products and services and practice methods covered by such patent applications in all fields of use.

We have paid the Regents license fees of $30,000 and $10,000 under the First Agreement and the Second Agreement, respectively, and we are required to pay the Regents annual license maintenance fees equal to $30,000 and $10,000 for the First Agreement and Second Agreement, respectively, prior to launching any licensed product. We may be obligated to make one-time regulatory and development milestone payments under the First Agreement or the Second Agreement, for future drug candidates. We are obligated to pay the Regents tiered royalty payments in the low single digits on net sales of the licensed products. The royalty is payable under the First Agreement or the Second Agreement, but not both. For licensed products under the First Agreement, we have to pay a minimum annual royalty payment of $50,000 beginning in the calendar year after the first commercial sale of a licensed product occurs. The royalties are subject to standard reductions and are payable until the patents upon which such royalties are based expire or are held invalid. The patents issuing under the First Agreement will expire between 2024 and 2030 and under the Second Agreement will expire in 2033, subject to any potential patent term extensions. Additionally, we are obligated to pay the Regents payments on non-royalty licensing revenue we receive from our sub-licensees for products covered by UC patents.

The UC Agreements require us to pay IPO milestone payments under each of the First Agreement and Second Agreement upon the closing of an IPO. As of December 31, 2017, the amount of such payments, if any, cannot be reasonably estimated, and we have not recorded any accrued amounts relating to these potential payments.

Under the UC Agreements, we are required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products which include obligations to meet certain development-stage milestones within specified periods of time and to market the resulting licensed products in sufficient quantity to meet market demand. We have the right and option to extend the date by which we must meet any milestone in one year extensions by paying an extension fee for second and subsequent extension, provided we can demonstrate we made diligent efforts to meet the milestone.

6. Commitments and Contingencies

Leases

Our corporate headquarters are located in South San Francisco, California, where we lease approximately 30,000 square feet of office, research and development, and laboratory space under an operating lease. This facility houses all our personnel. The lease agreement has been subject to several amendments necessary to secure additional space, sublease certain office and laboratory space and/or extend the lease term. The term for the lease expires on January 31, 2019.

In 2015, we entered into agreements to sublease certain office and laboratory space to two different subtentants. Pursuant to the sublease agreements, we received sublease payments of $352,000 and $161,000 for the years ended December 31, 2016 and 2017, respectively, which are recognized as an offset to rent expense. Both subleases were terminated during 2017. We recorded rent expense, net of sublease payments, of $1.0 million and $1.6 million for the years ended December 31, 2016 and 2017, respectively.

Future minimum lease payments for operating leases at December 31, 2017 are as follows (in thousands):

Year ended December 31,
2018	$1,254
2019	105

Total	$1,359

Indemnifications

We are required to recognize a liability for the fair value of any obligations we assume upon the issuance of a guarantee. We have certain agreements with licensors, licensees, collaborators and service providers that contain indemnification provisions. In such provisions, we typically agree to indemnify the licensor, licensee collaborator or service provider against certain types of third party claims. The maximum amount of the indemnifications is usually not limited. We accrue for known indemnification issues when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to indemnification issues for any periods presented.

We indemnify each of our officers and directors for certain events or occurrences, subject to certain limitations, while the officer or director is or was serving at our request in such capacity, as permitted under Delaware law and in accordance with our certificate of incorporation, our bylaws and certain indemnification agreements between us and each of our directors. The term of the indemnification period lasts as long as an officer or a director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity. The maximum amount of potential future indemnification is unlimited; however, we currently hold director and officer liability insurance. This insurance allows the transfer of risk associated with our exposure and may enable us to recover a portion of any future amounts paid. We believe that the fair value of these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations for any period presented.

7. Debt Obligation

Convertible Note Financing

In August 2016, we entered into a Note and Warrant Purchase Agreement (the “Convertible Note Agreement”), as amended in September 2016 and March 2017, with certain of our existing investors. Under the Convertible Note Agreement, we agreed to issue up to an aggregate amount of $29.5 million in convertible notes (the “Notes”) and warrants. In August and September 2016, we issued Notes with an aggregate principal amount of $13.4 million maturing on March 31, 2017 with an annual interest rate of 8.0%. We also issued preferred stock warrants in connection with these Notes. In March and April 2017, we issued Notes with an aggregate principal amount of $8.1 million with an annual interest rate of 8.0% and extended the maturity date for all outstanding Notes to December 31, 2017.

At the time of issuance of the Notes in 2016 and 2017, we determined that a beneficial conversion feature existed based on the amount by which the fair value of the underlying shares of Series B-3 preferred stock exceeded the effective conversion rate of the Notes. An incremental debt discount of $1.9 million and $0.5 million was recorded related to this beneficial conversion feature in 2016 and 2017, respectively.

Notes Redemption Features Liability

The Notes also had redemption features that were determined to be an embedded derivative requiring bifurcation and separate accounting. The fair value of the embedded derivative upon issuance was determined to be $3.4 million and $1.9 million for the Notes issued in 2016 and 2017, respectively, and was recognized as a debt discount and as a derivative liability on the consolidated balance sheets. The embedded derivative associated with the Notes required re-measurement to fair value using Level 3 inputs while the Notes were outstanding at the end of each reporting period.

In December 2017, the holders of the Notes exercised their option to convert the Notes and accrued interest into Series B-3 convertible preferred stock (see Note 8, Convertible Preferred Stock). In connection with the conversion, we issued 17,882,302 shares of Series B-3 convertible preferred stock at $1.32 per share in a non-cash transaction and derecognized our convertible notes payable and related notes interest payable. Upon conversion, the fair value of the convertible notes redemption features liability was re-measured to zero.

Changes in fair value related to the loan redemption features liability were recorded as a component of other income, net. The following table summarizes the changes in fair value during the years ended December 31, 2016 and 2017 (in thousands):

Estimated Fair Value of Convertible Notes Redemption Features Liability
Balance at January 1, 2016	$—
Fair value of the redemption features upon issuance of convertible notes	3,407
Change in estimated fair value of redemption features liability included in other income, net	241

Balance at December 31, 2016	3,648
Fair value of the redemption features related to second tranche of convertible notes	1,938
Change in estimated fair value of redemption features liability included in other income, net	(5,586)

Balance at December 31, 2017	$—

We determined the fair value of the convertible notes redemption features liability based on a lattice model that utilizes projected outcomes and the probability of those outcomes. The inputs used to determine the estimated fair value of the derivative instrument include the probability of an underlying event triggering the exercise of the redemption features and its timing. The fair value measurement was based upon significant inputs not observable in the market at each valuation date. The inputs included our evaluation of the likelihood of various settlement scenarios for the convertible notes, including the probabilities of (a) subsequent preferred stock sales at various price ranges, (b) the completion of an IPO, (c) a change in control of the company, (d) conversion of the Notes upon maturity, and (e) repayment of the notes upon maturity. The settlement scenarios that would have triggered payments under the redemption features included the conversion to a future round of financing at a discounted price and a change in control prior to the conversion or repayment of the Notes. The other scenarios would not have triggered payment under the redemption features.

Preferred Stock Warrant Liability

In connection with the issuance of the Notes, we issued warrants to purchase our capital stock. Upon conversion of the Notes into Series B-3 preferred stock on December 29, 2017, we determined the total number of shares underlying such warrants to be 1,526,520 shares of our capital stock at an exercise price of $0.99 per share. The warrants are exercisable upon issuance date and have a five-year term. The type of equity securities issuable upon exercise of the warrants is dependent on when the warrants are exercised. The estimated fair value of the warrants upon issuance, of $1.1 million, was based on an option pricing model. We recorded the fair value of the warrants at issuance as a debt discount and as a convertible preferred stock warrant liability. The debt discount was accreted using the effective interest method as additional interest expense over the term of the Notes. The estimated fair value of the warrants is subject to re-measurement at each reporting period. As of December 31, 2016 and 2017, the fair value of the outstanding warrants was $1.0 million and $1.5 million, respectively.

In September 2011, in connection with entering into a debt facility agreement, we issued warrants to purchase 45,000 shares of Series A convertible preferred stock at a price of $1.00 per share. The warrants have a 10-year term and a per share exercise price of $1.00 and can be exercised by paying cash or converted into the number of shares of convertible preferred stock equal in value to the intrinsic value of the warrants. There have been no warrants exercised to date and all warrants remain outstanding as of December 31, 2017. The estimated fair value of the warrants is subject to re-measurement at each balance sheet date. As of December 31, 2016 and 2017, the fair value of outstanding Series A warrants was $30,000 and $27,000, respectively.

The following table summarizes the changes in the estimated fair value of our convertible preferred stock warrant liability related to Series A and Series B-3 warrants for the years ended December 31, 2016 and 2017 (in thousands):

Estimated Fair Value of Convertible Preferred Stock Warrant Liability
Balance at January 1, 2016	$31
Warrants issued with convertible notes	1,062
Change in estimated fair value of convertible preferred stock warrant liability included in other income, net	(43)

Balance at December 31, 2016	1,050
Change in estimated fair value of convertible preferred stock warrant liability included in other income, net	526

Balance at December 31, 2017	$1,576

The fair value of the preferred stock warrants was determined using a hybrid approach that takes into account the probability of IPO and non-IPO liquidity events. The non-IPO liquidity event scenario uses an option pricing model to allocate the total enterprise value to the various securities within our capital structure based on future expectations. The IPO scenario also uses an option pricing model to estimate the value of the warrant in the case of an IPO. The two OPM models’ inputs reflect assumptions that market participants would use in pricing the instrument in a current period transaction.

Interest expense

Interest expense of approximately $3.9 million and $7.2 million was recognized during the year ended December 31, 2016 and 2017, respectively. For the year ended December 31, 2017, interest expense included $5.5 million of accretion of debt discounts related to the beneficial conversion features, the convertible notes redemption features liability and the convertible preferred stock warranty liability, and $1.7 million of accrued interest expense on the Notes which was converted into preferred stock in December 2017. For the year ended December 31, 2016, interest expense included $3.5 million of accretion of debt discounts related to the beneficial conversion features, the convertible notes redemption features liability and the convertible preferred stock warranty liability and $0.4 million of accrued interest expense on the Notes.

8. Convertible Preferred Stock

We have issued two classes of stock, convertible preferred stock and common stock. Convertible preferred stock is carried at issuance price, net of issuance costs. The carrying value of the preferred stock has not been adjusted to its redemption value due to the uncertainty of whether or when such redemption events would occur.

As of December 31, 2016, convertible preferred stock consisted of the following (in thousands, except share amounts):

	As of December 31, 2016
	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Value
Series A	40,094,998	40,049,998	$40,050	$39,630
Series B-1	22,957,067	22,957,067	25,253	25,028
Series B-2	19,130,887	19,130,887	25,252	25,027
Series B-3	29,458,167	11,579,660	15,285	15,241

Total	111,641,119	93,717,612	$105,840	$104,926

As of December 31, 2017, convertible preferred stock consisted of the following (in thousands, except share amounts):

	As of December 31, 2017
	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Value
Series A	40,094,998	40,049,998	$40,050	$39,630
Series B-1	22,957,067	22,957,067	25,253	25,028
Series B-2	19,130,887	19,130,887	25,252	25,027
Series B-3	31,497,330	29,461,962	38,890	38,846

Total	113,680,282	111,599,914	$129,445	$128,531

Series A Preferred Stock

In 2011 and 2012, we sold a total of 40,094,998 shares of Series A convertible preferred stock, at a price per share of $1.00, for gross proceeds of approximately $40.1 million.

Series B Preferred Stock

In April 2014, we completed the first tranche (“Series B-1”) of our Series B round of financing. Pursuant to the financing terms, we issued 22,957,067 shares of Series B-1 convertible preferred stock at $1.10 per share for gross cash proceeds of $25.3 million.

The Series B purchase agreement contemplated the sale in an additional closing, the second tranche (“Series B-2”), of up to 19,130,887 additional shares of our Series B preferred stock for aggregate gross proceeds of approximately $25.3 million. Series B-2 closed in November 2014 after we met the pre-defined milestones. Under the terms of the stock purchase agreement, we issued 19,130,887 shares of Series B-2 convertible preferred stock at $1.32 per share for gross cash proceeds of approximately $25.3 million.

In July 2015, we completed another financing with existing investors for Series B-3 convertible preferred stock. Pursuant to the financing terms, we issued 11,579,660 shares of Series B-3 convertible preferred stock at $1.32 per share for gross cash proceeds of approximately $15.3 million.

In December 2017, the holders of the outstanding convertible notes exercised their option to convert the Notes and accrued interest into Series B-3 convertible preferred stock. In connection with the conversion, we issued 17,882,302 shares of Series B-3 convertible preferred stock at $1.32 per share in a non-cash transaction.

The significant rights and obligations of our convertible preferred stock are as follows:

Voting Rights—Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which such shares of convertible preferred stock are convertible. So long as 20% of the shares of convertible preferred stock remain outstanding, the holders of such shares of preferred stock are entitled to elect five members of our Board of Directors.

Dividends—Holders of Series A, B-1, B-2, and B-3 convertible preferred stock are entitled to receive non-cumulative dividends, at the rate of 8.0%, 8.8%, 10.56%, and 10.56% per annum, respectively, for each share of Series A, B-1, B-2, and B-3 convertible preferred stock outstanding, when, as, and if declared by our Board of Directors. These dividends are payable in preference to common stock dividends. To date, we have not declared or paid any dividends.

Liquidation—In the event of any liquidation, dissolution, or winding up of the company, the holders of Series A, B-1, B-2, and B-3 convertible preferred stock shall be entitled to receive payment from all assets legally available at a liquidation preference of $1.00, $1.10, $1.32, and $1.32 per share, respectively. In the event that the available funds and assets are insufficient for full payment to the holders of convertible preferred stock on a per-share basis as outlined above, our entire assets and funds legally available for distribution shall be distributed ratably among the holders of convertible preferred stock in proportion to the liquidation preference amount each such holder is otherwise entitled to receive. Upon completion of the distribution of assets as set forth above, all of the remaining assets, if any, shall be distributed ratably among the holders of preferred stock and common stock pro rata based on the number of shares of common stock held by each (assuming full conversion of all preferred stock to common stock at the then effective conversion rate).

Conversion—Each share of convertible preferred stock is convertible at a 1:1 ratio at the option of the holder into fully paid and non-assessable shares of common stock. Conversion of each series of convertible preferred stock into common stock is automatic upon the earlier of (i) the closing of an IPO of our common stock, registered under the Securities Act of 1933, as amended, which results in aggregate proceeds equal to or exceeding $50.0 million to us, and the value of our shares immediately prior to the IPO is not less than $2.50 per share (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like); or (ii) at any time upon the agreement of the holders of at least 60% of the then outstanding shares of preferred stock.

9. Stock-Based Compensation

Equity Incentive Plan

In 2008, we adopted the 2008 Equity Incentive Plan (the “2008 Plan”) for eligible employees, officers, directors, advisors, and consultants. The plan provides for the grant of incentive and non-statutory stock options. The terms of the stock option agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the 2008 Plan. Options granted under the 2008 Plan generally vest within four years and vested options are exercisable from the vesting date and expire 10 years from the date of grant. The 2008 Plan allows for early exercise of certain options prior to vesting. Upon termination of employment, the unvested shares are subject to repurchase at the original exercise price. Vesting of certain employee options may be accelerated in the event of a change in control of the company.

Stock Option Activity

The following table summarizes our stock option activity under the 2008 Plan (in thousands):

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(years)	(in thousands)
Balance at December 31, 2016	2,116,438	12,991,674	$0.39	7.47	$1,432
Additional options authorized	7,558,733
Options granted	(6,239,401)	6,239,401	$0.67
Options forfeited	1,130,625	(1,130,625)	$0.43
Options exercised	—	(646,161)	$0.37
Options repurchased	2,042	—	$0.37

Balance at December 31, 2017	4,568,437	17,454,289	$0.50	7.64	$5,213

Vested and expected to vest		17,454,289	$0.50	7.64	$5,213
Exercisable as of December 31, 2017		17,454,289	$0.50	7.64	$5,213

The weighted-average fair value of stock options granted during each of the year 2016 and 2017 was $0.38 and $0.47 per share, respectively.

At December 31, 2016 and 2017, 262,111 shares and 37,664 shares, respectively, are subject to repurchase by us at the original exercise price in the event that the optionee’s employment is terminated either voluntarily or involuntarily. We classify cash received from the exercise of unvested options as a short term liability. Liabilities related to the early exercise of stock options were $92,000 and $13,000 as of December 31, 2016 and 2017, respectively, and were included in accrued liabilities on the consolidated balance sheets. Amounts from liabilities are reclassified into common stock and additional paid-in capital as the shares vest, which is generally over 48 months.

Common shares are presented as outstanding on our consolidated balance sheets and consolidated statements of changes in convertible preferred stock and stockholders’ deficit as the shares vest and the underlying right of repurchase lapses.

Stock Options Granted to Employees

Employee stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Employee stock-based compensation expense includes expenses related to options granted to employees and non-employee directors.

The following table summarizes stock-based compensation expense for options granted to employees and non-employee directors (in thousands):

	Years ended December 31,
	2016	2017
Research and development	$513	$462
General and administrative	515	559

Total	$1,028	$1,021

During the years ended December 31, 2016 and 2017, we granted options to purchase 873,934 and 6,239,401 shares, respectively, of our common stock to employees and non-employee directors. During the years ended December 31, 2016 and 2017, the intrinsic value of stock options exercised was approximately $5,000 and $103,000, respectively. As of December 31, 2017, there was approximately $3.4 million of unamortized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted-average period of approximately 3.2 years. The weighted-average remaining contractual term of options outstanding at December 31, 2016 and 2017, is 7.5 and 7.6 years, respectively.

Stock Options Granted to Outside Consultants

During the years ended December 31, 2016 and 2017, there were no stock options granted to outside consultants. Stock-based compensation expense related to outside consultants was not material for all periods presented.

Valuation Assumptions

We use the Black-Scholes valuation model to estimate fair value of stock options at the grant date. The Black-Scholes valuation model requires us to make certain estimates and assumptions, including assumptions related to the expected term, expected volatility, risk-free interest rate, and the expected dividend yield for our stock.

The fair values for the stock options granted to employees and non-employee directors were estimated at the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions:

Year ended December 31,
	2016	2017
Risk-free interest rate	1.34% - 1.64%	1.83% - 2.20%
Expected term (years)	5.8 - 6.0	5.75 - 6.08
Expected volatility	82.9% - 86.2%	80.96% - 85.32%
Dividend yield	— %	— %

The valuation assumptions were determined as follows:

•

Risk-free interest rate—We base the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period corresponding with the expected option term.

•

Expected term—The expected term of options represents the period of time options are expected to be outstanding. The expected term of the options granted is derived using the “simplified” method (that is, estimating the expected term as the mid-point between the vesting date and the end of the contractual term for each option). We use the simplified method because we do not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term.

•	Expected volatility—The expected volatility used is based on historical volatilities of similar entities within our industry for periods corresponding with our expected term assumption.

•

Expected dividend yield—Historically, we have never paid dividends on our common stock and do not expect to pay a dividend in the foreseeable future. Therefore, we used an expected dividend yield of zero.

During the years ended December 31, 2016 and 2017, the total fair value of stock options vested was approximately $1.1 million and $1.0 million, respectively.

No income tax benefit has been recognized related to stock-based compensation expense, and no tax benefits have been realized from exercised stock options.

10. Net Loss per Share

The following table sets forth the computation of basic and diluted net loss per share (in thousands, except share and per share data):

	Year Ended December 31,
	2016	2017
Numerator
Net loss	$(30,638)	$(28,697)
Denominator
Weighted-average common shares outstanding, basic and diluted	4,647,299	5,175,267
Net loss per share, basic and diluted	$(6.59)	$(5.55)

The following outstanding potentially dilutive securities were excluded from the computation of diluted net loss per share for the periods presented as the effect of their inclusion would be anti-dilutive:

	Year Ended December 31,
	2016	2017
Series A-1 convertible preferred stock	40,049,998	40,049,998
Series B-1 convertible preferred stock	22,957,067	22,957,067
Series B-2 convertible preferred stock	19,130,887	19,130,887
Series B-3 convertible preferred stock	11,579,660	29,461,962
Warrants to purchase capital stock	45,000	1,571,520
Common stock options issued and outstanding	12,991,674	17,454,289
Early exercised common stock subject to future vesting	262,111	37,664

Total	107,016,397	130,663,387

Unaudited Pro Forma Basic and Diluted Net Loss Per Share

The unaudited pro forma basic and diluted loss per share for the year ended December 31, 2017, as set forth in the table below (dollars in thousands), gives effect to the conversion of all shares of convertible preferred stock upon the closing of the planned IPO by treating all shares of convertible preferred stock as if they had been converted to common stock at the beginning of the earliest period presented, or the date of the original issuance, if later. Shares to be sold in the planned IPO are excluded from the unaudited pro forma basic and diluted net loss per share calculation.

Year Ended December 31, 2017
Numerator
Net loss	$(28,697)
Pro forma adjustment to reflect change in fair value of convertible preferred stock warrant liability	526

Pro forma net loss	$(28,171)

Denominator
Weighted-average common shares outstanding, basic and diluted	5,175,267
Pro forma adjustment to reflect assumed conversion of preferred stock	93,864,590

Shares used to compute pro forma net loss per share, basic and diluted	99,039,857

Pro forma net loss per share, basic and diluted	$(0.28)

11. Australian Research & Development (R&D) Tax Incentives

The Australian Government has made R&D tax incentives available to provide a refundable tax credit of 43.5% of eligible R&D expenditure. The Australian tax incentives do not depend on our taxable income or our tax position and therefore we do not account for them under an income tax accounting model. We recorded other income of $503,000 and $56,000 during the years ended December 31, 2016 and 2017, respectively, related to a tax incentive payment received or expected to be received by our Australian subsidiary from the Australian government for eligible research and development expenditures incurred during the years ended December 31, 2016 and 2017.

12. Income Taxes

We have incurred net operating losses since our inception. No benefit from such operating loss carryforwards has been recorded in the accompanying financial statements.

Loss before provision for income taxes consisted of the following (in thousands):

	Year Ended December 31,
	2016	2017
United States	$(30,511)	$(28,589)
Foreign	(127)	(108)

Total	$(30,638)	$(28,697)

A reconciliation of the federal and foreign statutory income tax rates to our effective income tax rate is as follows:

	Year Ended December 31,
	2016		2017
	US	Foreign	US	Foreign
Statutory rate	35%	30.0%	35.0%	30.0%
State tax	0.0%	0.0%	0.0%	0.0%
Stock option expense	(0.7%)	0.0%	(0.6%)	0.0%
General business credit	3.0%	0.0%	4.2%	0.0%
Uncertain tax positions	(3.0%)	0.0%	(4.2%)	0.0%
Change in valuation allowance	(28.7%)	(30.0%)	30.1%	(30.0%)
Other permanent differences	(5.6%)	0.0%	(3.3%)	0.0%
Tax reform—tax rate change	0.0%	0.0%	(61.2%)	0.0%

Total	0.0%	0.0%	0.0%	0.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, and operating losses and tax credit carryforwards.

Components of net deferred tax assets are as follows (in thousands):

	Year Ended December 31,
	2016	2017
Deferred tax assets:
Net operating loss carryforwards	$45,053	$36,237
Other temporary differences	1,023	845

Total deferred tax assets	46,076	37,082
Deferred tax liabilities:
Redemption feature and beneficial conversion feature	(983)	—

Total deferred tax liabilities	(983)	—
Valuation allowance	(45,093)	(37,082)

Net deferred tax assets	$—	$—

The realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, we have provided for a full valuation allowance against our deferred tax assets at December 31, 2016 and 2017. The valuation allowance balance decreased by $8.0 million in 2017.

In December 2017, the Tax Cuts and Jobs Act was signed into law making significant changes to the Internal Revenue Code of 1986, as amended. Among other changes, the new tax law included a reduction in the federal corporate tax rate from 35% to 21% effective for tax years beginning after December 31, 2017. As of December 31, 2017, we have re-measured our deferred tax assets using the newly enacted statutory federal tax rate, resulting in a reduction of $17.4 million to our deferred tax assets offset by a corresponding change to our valuation allowance.

ASC 740, Income Taxes, requires companies to recognize the effect of the tax law changes in the period of enactment. However, the SEC staff issued Staff Accounting Bulletin 118 which will allow companies to record provisional amounts during a measurement period that is similar to the measurement period used when accounting for business combinations. We consider our accounting for the impacts of the new tax law to be provisional and we will continue to assess the impact of the recently enacted tax law (and expected further guidance from federal and state tax authorities as well as further guidance for the associated income tax accounting) on our business and consolidated financial statements over the next 12 months.

As of December 31, 2017, we have federal and state net operating loss carryforwards of approximately $133.2 million and $111.8 million, respectively, which will begin to expire in 2031 unless utilized. We also have federal and state tax credits of approximately $3.4 million and $2.8 million, respectively. The federal tax credits will begin to expire in 2031 and the state tax credits have no expiration date.

The future utilization of the net operating loss carryforwards and tax credits to offset future taxable income may be subject to an annual limitation, as a result of ownership changes that may have occurred previously or that could occur in the future. A Section 382 analysis to determine the limitation of the net operating loss carryforwards has not been performed.

A reconciliation of the unrecognized tax benefits for the years ended December 31, 2016 and 2017 is as follows (in thousands):

	2016	2017
Balance at beginning of year	$4,047	$5,127
Addition for tax positions in prior years	60	105
Addition for tax positions in current year	1,020	887

Balance at end of year	$5,127	$6,119

As of December 31, 2017, we had unrecognized tax benefits and expect no significant changes in unrecognized tax benefits in the next 12 months. Our policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. To date, there have been no interest or penalties charged to us in relation to the underpayment of income taxes.

We file U.S. and state income tax returns with varying statutes of limitations. The tax years from inception in 2009 forward remain open to examination due to the unused net operating loss carryforwards and tax credits. We have filed foreign tax returns beginning in 2013 and the statute of limitation remains open due to the unused net operating loss carryforward.

13. Subsequent Events

In April 2018, we signed a new lease for approximately 47,500 square feet of office, research and development and laboratory space with occupancy anticipated to commence on February 1, 2019 for a seven year period with an option to extend for another seven year period subject to certain conditions. Pursuant to the lease agreement, we will provide a letter of credit for $567,000 for the term of the lease plus 60 days.

The following table summarizes our future lease obligations under the new lease agreement (in thousands):

Year ended December 31,
2018	$—
2019	2,076
2020	2,857
2021	2,957
2022 and beyond	13,184

Total	$21,074

In August 2018, we sold 31,563,650 shares of Series C convertible preferred stock at a price of $1.5841 per share for net proceeds of $49.7 million. In connection with this financing, we amended and restated our certificate of incorporation to (i) reflect an increase in the number of authorized shares of common stock from 141,432,765 to 179,913,069 shares, (ii) reflect an increase in authorized shares of preferred stock from 113,680,282 to 144,735,098 shares, of which 31,563,650 shares are designated as Series C convertible preferred stock, (iii) set forth the rights, preferences and privileges of the Series C convertible preferred stock, (iv) establish that the holders of Series C preferred stock are entitled to receive dividends, if and when declared by the Board of Directors, at the rate of $0.1267 per share per annum, and (v) establish the Series C original issuance price at $1.5841 per share, both subject to adjustment in the event of a stock split, stock dividends, combinations, subdivision, or recapitalization.

PRINCIPIA BIOPHARMA INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(In thousands, except share and per share amounts)

	December 31, 2017	June 30, 2018	Pro Forma Stockholders’ Deficit as of June 30, 2018
Assets
Current assets:
Cash and cash equivalents	$41,054	$9,839
Marketable securities	—	8,485
Restricted cash	100	182
Accounts receivable	—	10,000
Prepaid expenses and other current assets	1,778	1,381

Total current assets	42,932	29,887
Property and equipment, net	209	470
Long-term restricted cash	82	567
Other long-term assets	280	1,521

Total assets	$43,503	$32,445

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$3,405	$3,245
Deferred revenue, current portion	44,134	32,701
Accrued liabilities	1,430	2,332
Accrued compensation	2,262	1,241

Total current liabilities	51,231	39,519
Long-term portion of deferred revenue	5,619	2,616
Long-term portion of deferred rent	8	—
Convertible preferred stock warrant liability	1,576	2,085	$—

Total liabilities	58,434	44,220

Commitments and contingencies (Note 7)
Convertible preferred stock, $0.0001 par value, 113,680,282 shares authorized at December 31, 2017 and June 30, 2018; 111,599,914 shares issued and outstanding at December 31, 2017 and June 30, 2018 (aggregate liquidation preference of $129,445 at December 31, 2017 and June 30, 2018; no shares issued and outstanding, pro forma	128,531	128,531	—
Stockholders’ deficit:
Common stock, $0.0001 par value, 141,432,765 shares authorized at December 31, 2017 and June 30, 2018; 5,692,093 and 6,522,557 shares issued and outstanding at December 31, 2017 and June 30, 2018, respectively; 118,122,471 shares issued and outstanding, pro forma	1	1	12
Additional paid-in capital	7,201	8,250	138,855
Accumulated other comprehensive loss	(90)	(90)	(90)
Accumulated deficit	(150,574)	(148,467)	(148,467)

Total stockholders’ deficit	(143,462)	(140,306)	$(9,690)

Total liabilities, convertible preferred stock, and stockholders’ deficit	$43,503	$32,445

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(In thousands, except share and per share amounts)

	Six Months Ended June 30,
	2017	2018
Revenue	$361	$24,436
Operating expenses:
Research and development	11,786	17,655
General and administrative	3,100	4,378

Total operating expenses	14,886	22,033

Income (loss) from operations	(14,525)	2,403
Other income (expense), net	(172)	(296)
Interest expense	(4,045)	—

Net income (loss)	$(18,742)	$2,107

Net income (loss) attributable to common stockholders	$(18,742)	$—

Net income (loss) per share, basic	$(3.84)	$—

Net income (loss) per share, diluted	$(3.84)	$—

Weighted-average number of shares outstanding, basic	4,880,401	5,960,223

Weighted-average number of shares outstanding, diluted	4,880,401	13,703,840

Pro forma net income per share, basic		$0.02

Pro forma net income per share, diluted		$0.02

Pro forma weighted-average number of shares outstanding, basic		117,560,137

Pro forma weighted-average number of shares outstanding, diluted		125,303,754

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2017	2018
Net income (loss)	$(18,742)	$2,107
Other comprehensive income (loss):
Foreign currency translation adjustment	52	—

Comprehensive income (loss)	$(18,690)	$2,107

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(In thousands)

	Six Months Ended June 30,
	2017	2018
Operating activities:
Net income (loss)	$(18,742)	$2,107
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of convertible preferred stock warrant liability	177	509
Change in fair value of redemption features liability	50	—
Depreciation	93	107
Stock-based compensation	442	738
Amortization of debt discount	3,221	—
Interest expense on convertible notes	765	—
Changes in operating assets and liabilities:
Accounts receivable	—	(10,000)
Prepaid expenses and other current assets	20	315
Long-term restricted cash and other assets	—	(455)
Deferred revenue	14,639	(14,436)
Accounts payable	224	(160)
Accrued liabilities	75	(1,013)

Net cash provided by (used in) operating activities	964	(22,288)
Investing activities:
Purchase of property and equipment	(22)	(368)
Purchases of marketable securities	—	(8,485)

Net cash used in investing activities	(22)	(8,853)
Financing activities:
Proceeds from issuance of convertible notes	8,060	—
Proceeds from issuance of common stock	105	311
Deferred IPO costs	—	(385)

Net cash provided by (used in) financing activities	8,165	(74)
Effect of foreign exchange rate changes on cash and cash equivalents	52	—

Net increase (decrease) in cash and cash equivalents	9,159	(31,215)
Cash and cash equivalents at beginning of year	5,867	41,054

Cash and cash equivalents at end of period	$15,026	$9,839

Supplemental disclosure of cash flow information
Property and equipment purchases accrued but not yet paid	$—	$15
Deferred IPO costs accrued but not yet paid	—	886

See accompanying notes.

PRINCIPIA BIOPHARMA INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business and Basis of Presentation

We, Principia Biopharma Inc. (“Principia”), are a clinical-stage biopharmaceutical company focused on developing novel therapies for immunology and oncology. We were incorporated on October 6, 2008, began operations in February 2011, and are headquartered in South San Francisco, California.

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of Principia and our wholly-owned Australian subsidiary. All intercompany accounts, transactions and balances have been eliminated.

Need for Additional Capital

Since commencing operations in 2011, we have devoted substantially all of our resources to identifying and developing our drug candidates, including conducting preclinical studies and clinical trials, and providing general and administrative support for these operations.

To date, we have financed our operations primarily through private placements of our convertible preferred stock and convertible notes. From inception to date, we have received $127.3 million in aggregate proceeds through the private placements of convertible preferred stock. In 2017, we entered into a license agreement (the “Sanofi Agreement”) with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”) and a development and license agreement (the “AbbVie Agreement”) with AbbVie Biotechnology Limited (“AbbVie”), pursuant to which we received non-refundable upfront payments of $40.0 million and $15.0 million, respectively. In May 2018, we amended the Sanofi Agreement and received an additional payment of $10.0 million from Sanofi in July 2018. As of December 31, 2017 and June 30, 2018, we held cash, cash equivalents and marketable securities totaling $41.1 million and $18.3 million, respectively.

We do not have any products for sale and have not generated any product revenue since our inception. To date, all of our revenue has been generated from the non-refundable upfront payments received from our agreements with Sanofi and AbbVie. We have incurred significant operating losses since the commencement of our operations. For the six months ended June 30, 2018, net income was $2.1 million. As of June 30, 2018, we have an accumulated deficit of $148.5 million. We expect to continue to incur significant expenses and operating losses as we advance our clinical programs and expand our pipeline, seek regulatory approval and, if successful, proceed to commercial launch activities. Furthermore, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Based on our planned operations, we do not expect that our current cash, cash equivalents and marketable securities will be sufficient to fund our operations for at least 12 months after the date the condensed consolidated financial statements are issued without raising additional capital through equity or debt financing, or potential additional collaboration proceeds. Therefore, our management has determined that there is substantial doubt about our ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued.

We plan to take steps intended to enable the continued operation of the business which may include pursuing additional funding, out-licensing or sale of assets and reducing other expenditures that are within our control. If we are unable to meet our working capital needs, we will be forced to delay or reduce the scope of our research and development programs and/or limit or cease our operations.

The condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The condensed consolidated financial statements do not reflect any adjustments relating to the future effects of the recoverability and reclassification of assets and liabilities that may result from the outcome of uncertainty related to our ability to continue as a going concern.

2. Significant Accounting Policies

Unaudited Interim Condensed Consolidated Financial Statements

The interim condensed consolidated balance sheet as of June 30, 2018, and the condensed consolidated statements of operations, comprehensive income (loss) and cash flows for the six months ended June 30, 2018 and 2017 are unaudited. The unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for the fair presentation of the Company’s financial position as of June 30, 2018 and its results of operations and cash flows for the six months ended June 30, 2018 and 2017. The financial data and the other financial information disclosed in the notes to the condensed consolidated financial statements related to the six-month period are also unaudited. The condensed consolidated results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2017 included herein was derived from the audited consolidated financial statements as of that date. These interim condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus.

Unaudited Pro Forma Information

Immediately prior to the completion of this offering, all outstanding shares of convertible preferred stock will automatically convert into common stock. Unaudited pro forma balance sheet information as of June 30, 2018 assumes the conversion of all outstanding convertible preferred stock into shares of common stock and the conversion of all outstanding warrants exercisable to purchase preferred stock into warrants exercisable to purchase common stock, resulting in convertible preferred stock warrant liability being reclassified to additional paid-in capital. The shares of common stock issuable and the proceeds expected to be received in the initial public offering (“IPO”) are excluded from such pro forma financial information. Pro forma basic and diluted net loss per share has been computed to give effect to the conversion of all outstanding preferred stock into shares of common stock. The unaudited pro forma net loss per share does not include the shares expected to be sold and related proceeds to be received from the IPO. The unaudited pro forma net loss per share for the year ended December 31, 2017 was computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates if later.

Deferred IPO costs

Costs incurred in connection with the IPO primarily consist of direct incremental legal, printing and accounting fees. Deferred IPO costs of $1.3 million are capitalized as incurred and included within other long-term assets on the condensed consolidated balance sheet as of June 30, 2018. There were no deferred IPO costs as of December 31, 2017. The deferred IPO costs will be offset against proceeds from the IPO upon the consummation of the IPO. In the event the IPO is terminated, all capitalized deferred IPO costs will be expensed.

Use of Estimates

The preparation of our financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. Significant estimates include amounts to determine the fair value of common stock-based awards, warrants, and other issuances, embedded derivatives, accruals for research and development costs and uncertain tax positions, and the estimated periods of performance used in the determination of collaboration revenues. We base our estimates on historical experience and on various other market specific and relevant assumptions that our management believes to be reasonable under the circumstances. Actual results could differ materially from our estimates.

Concentration of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject us to a significant concentration of credit risk consist primarily of cash, cash equivalents and marketable securities. The majority of our cash and cash equivalents is maintained with one financial institution in the United States. Deposits with this financial institution have exceeded and will continue to exceed federally insured limits. We have not experienced any losses on our cash deposits. Additionally, we have established guidelines regarding diversification of its investments in marketable securities and their maturities, which are designed to minimize risk and maintain liquidity. Cash, cash equivalents and marketable securities totaled $18.3 million and $41.1 million at June 30, 2018 and December 31, 2017, respectively.

We are subject to a number of risks similar to other early-stage biopharmaceutical companies, including, but not limited to, the need to obtain adequate additional funding, possible failure of current or future preclinical studies or clinical trials, our reliance on third parties to conduct our clinical trials, the need to obtain regulatory and marketing approvals for our drug candidates, competitors developing new technological innovations, the need to successfully commercialize and gain market acceptance of our drug candidates, our right to develop and commercialize our drug candidates pursuant to the terms and conditions of the licenses granted to us, protection of proprietary technology, the ability to make milestone, royalty or other payments due under any license or collaboration agreements, and the need to secure and maintain adequate manufacturing arrangements with third parties. If we do not successfully commercialize or partner any of our drug candidates, we will be unable to generate product revenue or achieve profitability.

Cash and Cash Equivalents

We consider all highly liquid financial instruments with original maturities of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents are stated at fair value.

Marketable Securities

We invest in marketable securities, primarily money market funds, U.S. Treasury Securities and government agency securities. Investments with original maturities greater than 90 days that mature less than one year from the condensed consolidated balance sheet date are classified as short-term investments. Investments with a maturity date greater than one year at each balance sheet date are considered to be long-term investments. All of our marketable securities are considered available-for-sale and carried at estimated fair values on the condensed consolidated balance sheets. Unrealized gains or losses are excluded from net income and reported in accumulated other comprehensive loss as a separate component of stockholders’ equity on the condensed consolidated balance sheets. Realized gains and losses and declines in fair value judged to be other than temporary, if any, on investments in marketable securities are included in other income (expense), net. The cost of securities sold is based on the specific-identification method. Interest earned on investments in marketable securities is included in interest income. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts and such amortization and accretion are included as a component of interest income.

Restricted Cash

As of December 31, 2017 and June 30, 2018, we had $0.2 million and $0.7 million, respectively, in combined restricted cash and long-term restricted cash that is used to secure financing through a company credit card and for a lease security deposit. This amount is separated from cash and cash equivalents on the condensed consolidated balance sheets.

Leases

We enter into lease agreements for our laboratory and office facilities. These leases are classified as operating leases. Rent expense is recognized on a straight-line basis over the term of the lease. Deferred rent consists of the difference between cash payments and the recognition of rent expense for the buildings we occupy.

Lease incentives and allowance provided by our landlord for the construction of leasehold improvements are recorded as lease incentive obligations as the related construction costs are incurred, up to the maximum allowance. Lease incentive obligations are classified as a component of deferred rent and are amortized on a straight-line basis over the lease term as a reduction of rent expense.

Rent expense from operating leases is recognized on a straight-line basis over the lease term. The difference between rent expense recognized and rental payments is recorded as deferred rent in the condensed consolidated balance sheets.

Revenue Recognition

We generate revenues from our collaboration agreement with Sanofi and our collaboration agreement with AbbVie. Revenue is recognized when the four revenue recognition criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectability is reasonably assured.

We account for multiple element arrangements, in which we may provide several deliverables, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 605-25, Multiple Element Arrangements.

Revenue from non-refundable upfront fees that are not dependent on any future performance by us is recognized when such amounts are earned. If we have continuing obligations to perform under the arrangement, such fees are recognized over the estimated period of the continuing performance obligation. Where a portion of non-refundable upfront fees or other payments received is allocated to continuing performance obligations under the terms of the agreement, it is recorded as deferred revenue and recognized as revenue ratably over the term of our estimated performance period under the agreement. We determine the estimated performance periods and review them periodically based on the progress of the related program. The effect of any change made to an estimated performance period and, therefore revenue recognized, would occur on a prospective basis in the period that the change was made. We have received reimbursements for a portion of our research and development costs. Such reimbursements are recorded as a reduction to research and development expenses on our condensed consolidated statements of operations.

Our collaboration agreements may contain milestone payments that become due upon the achievement of certain milestones. We apply ASC Subtopic 605-28, Milestone Method. Under the milestone method, payments that are contingent upon achievement of a substantive milestone are recognized in the period in which the milestone is achieved. A milestone is defined as an event that can only be achieved based on our performance and there is substantive uncertainty about whether the event will be achieved at the inception of the arrangement. Events that are contingent only on the passage of time or only on counterparty performance are not considered milestones subject to this guidance. Further, for the milestone to be considered substantive, the consideration earned from the milestone must relate solely to prior performance, be reasonable relative to all of the deliverables, and the consideration must be commensurate with our performance to achieve the milestone or the enhancement of the value of the item delivered as a result of a specific outcome resulting from our performance to achieve the milestone. Non-substantive milestone or contingent payments are recognized as revenue over the estimated period of any remaining performance obligations or when earned as a result of counterparty performance in accordance with contractual terms and when such payments can be reasonably estimated and collectability of such payments is reasonably assured.

Convertible Preferred Stock Warrants

Freestanding warrants to purchase our convertible preferred stock are recorded as a liability on the condensed consolidated balance sheets because the underlying shares of convertible preferred stock are contingently redeemable, which, therefore, may obligate us to transfer assets at some point in the future to settle these warrants. The warrants are subject to revaluation at each balance sheet date, with changes in fair value recognized as a component of other income, net, on the condensed consolidated statements of operations. We will continue to adjust the liability for changes in the estimated fair value until the earlier of the expiration, the exercise, or the conversion of the warrants upon the completion of a liquidation event or the completion of an initial public offering.

Convertible Notes Redemption Features

We recorded a derivative liability related to redemption features embedded within our convertible notes. The convertible notes issued in 2016 and 2017 included features that were determined to be an embedded derivative requiring bifurcation and separate accounting. This bifurcated redemption feature was initially recorded at fair value and was subject to revaluation at each balance sheet date. Changes in fair value were recognized as a component of other income, net, on the condensed consolidated statements of operations. In December 2017, the convertible notes and interest payable were converted into Series B-3 preferred stock and the convertible notes redemption features liability was determined to have a fair value of zero. See Note 7, Debt Obligation.

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in stockholders’ equity (deficit) of a business enterprise during a period, resulting from transactions from non-owner sources, and consists primarily of losses on foreign currency translation related to our wholly-owned Australian subsidiary.

Net Income (Loss) per Share

Basic net income (loss) per share attributable to common stockholders is calculated by dividing the net income (loss) attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period.

Diluted net income (loss) per share includes the effect of potentially dilutive securities, which include outstanding warrants and stock options if the effect of their inclusion would be dilutive. In periods of net loss, diluted net loss per share is the same as basic net loss per share as the inclusion of potentially dilutive securities in the calculation would be anti-dilutive.

We have issued securities other than common stock that participate in dividends (“Participating Securities”), and therefore utilizes the two-class method to calculate net income (loss) per share. These Participating Securities include Series A, Series B-1, Series B-2 and Series B-3 redeemable convertible preferred stock. The two-class method requires a portion of net income (loss) to be allocated to the Participating Securities to determine net income (loss) attributable to common stockholders. Net income (loss) attributable to common stockholders is equal to the net income (loss) less dividends paid on preferred stock with any remaining earnings allocated in accordance with the bylaws between the outstanding common and redeemable convertible preferred stock as of the end of each period.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB, or other standard setting bodies and adopted by us as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on our condensed consolidated financial statements upon adoption. Under the Jumpstart Our Business Startups Act of 2012, as amended (the JOBS Act), we meet the definition of an emerging growth company, and have elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act.

Recently Adopted Accounting Standards Updates

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718), which simplifies the accounting for employee share-based transactions. The amendments in this update cover such areas as the recognition of excess tax benefits and deficiencies, the classification of those excess tax benefits on the condensed consolidated statement of cash flows, an accounting policy election for forfeitures, the amount an employer can withhold to cover income taxes and still qualify for equity classification, and the classification of those taxes paid on the condensed consolidated statement of cash flows. For public entities, ASU 2016-09 was effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. Early adoption is permitted. We early adopted ASU 2016-09 in 2017 and the adoption did not have a material impact on our condensed consolidated financial statements.

Recently Issued Accounting Standards or Updates Not Yet Effective

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), as subsequently amended, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 defines a five-step process to achieve this core principle and, in doing so, it is possible more judgment and estimates may be required within the revenue recognition process than required under existing U.S. generally accepted accounting pronouncements. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer.

Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. ASU 2014-09, as amended, becomes effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2018, and interim periods beginning after December 15, 2019. Early adoption is permitted. We plan to adopt the accounting standard update in 2019 and have not yet determined which adoption method we will utilize. We are currently in the early stages of analyzing our collaboration and license agreements to determine the differences in the accounting treatment under ASU 2014-09 compared to the current accounting standard. The consideration we are eligible to receive under these agreements includes upfront payments, research and development funding, milestone payments and royalties. The new revenue recognition standard differs from the current accounting standard in many respects, such as in the accounting for variable consideration and the measurement of progress toward completion of performance obligations. While we have not completed our assessment of the impact of adoption, adopting ASU 2014-09 may have a material effect on our condensed consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02 (Topic 842), Leases (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. For entities other than public entities, the standard is effective for fiscal years beginning after December 15, 2019, and interim periods beginning after December 15, 2020. Early adoption is permitted. The ASU is expected to impact our financial statements as we have certain operating lease agreements under which we are the lessee. We are currently evaluating the impact of the adoption of this ASU and anticipates the recognition of additional assets and corresponding liabilities on its balance sheet related to leases.

3. Fair Value Measurements

Financial assets and liabilities are recorded at fair value. We determine fair value using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value, as follows:

Level 1 inputs include quoted prices in active markets for identical assets or liabilities.

Level 2 inputs include observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 inputs include unobservable inputs that are supported by little or no market activity and are significant to the fair value of the underlying asset or liability. Such inputs reflect our best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires our management to make judgments and consider factors specific to the asset or liability.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2017 and June 30, 2018 were as follows (in thousands):

	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$30	$—	$—	$30
Liabilities
Convertible preferred stock warrant liability	$—	$—	$1,576	$1,576

	June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$3,567	$—	$—	$3,567
U.S. government agency securities	—	1,248	—	1,248
U.S. treasury securities	9,235	—	—	9,235
Liabilities
Convertible preferred stock warrant liability	$—	$—	$2,085	$2,085

4. Marketable Securities

We had no marketable securities as of December 31, 2017.

Marketable securities consisted of the following as of June 30, 2018 (in thousands):

	June 30, 2018
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash equivalents
Money market funds	$3,567	$—	$—	$3,567
U.S. government agency securities	1,248	—	—	1,248
U.S. treasury securities	750	—	—	750

Total cash equivalents	$5,565	$—	$—	$5,565

Short-term marketable securities
U.S. treasury securities	$8,485	$—	$—	$8,485

5. Balance Sheet Components

Property and equipment as of December 31, 2017 and June 30, 2018 consisted of the following (in thousands):

	December 31, 2017	June 30, 2018
Laboratory equipment	$1,617	$1,935
Computer equipment	281	330
Furniture and Fixtures	10	10
Leasehold improvements	203	203

	2,111	2,478
Less accumulated depreciation and amortization	(1,902)	(2,008)

Total	$209	$470

Prepaid expenses and other current assets as of December 31, 2017 and June 30, 2018 consisted of the following (in thousands):

	December 31, 2017	June 30, 2018
Other accounts receivable	$378	$507
Prepaid expenses	1,400	874

Total	$1,778	$1,381

Other long-term assets as of December 31, 2017 and June 30, 2018 consisted of the following (in thousands):

	December 31, 2017	June 30, 2018
Deferred IPO costs	$—	$1,271
Long-term deposits	280	250

Total	$280	$1,521

6. License and Collaboration Agreements

Sanofi

In November 2017, we entered into the Sanofi Agreement for an exclusive license to PRN2246 and backup molecules for development in MS and other CNS diseases. Under the Sanofi Agreement, we will complete Phase 1, and Sanofi will take on all further development activities. We and Sanofi will each be responsible for certain early development costs, and Sanofi will be responsible for all further development and commercialization costs, subject to our Phase 3 option described below.

Sanofi has an exclusive license for PRN2246 and its backups for the CNS field, which includes indications of the central nervous system, retina and ophthalmic nerve. We have agreed not to develop other BTK inhibitors within the CNS field, and Sanofi has agreed not to develop PRN2246 or its backups for any indications outside the CNS Field. In the event that we cease all development and commercialization of our other BTK inhibitors or unilaterally decide to offer Sanofi a field expansion, Sanofi could expand its field upon payment to us of a field expansion payment as well as milestones and royalties within the expanded field.

In December 2017, we received a $40.0 million upfront payment. Under the Sanofi Agreement, our deliverables are (i) grant a license of rights to PRN2246, (ii) transfer of technology (know-how) related to PRN2246, and (iii) performance of research and development services related to our responsibilities under the early development plan. We considered the provisions of the revenue recognition multiple-element arrangement guidance and concluded that the delivered license does not have standalone value at the inception of the arrangement due to our proprietary expertise with respect to the licensed compound and related ongoing developmental participation under the agreement, which is required for Sanofi to fully realize the value from the delivered license. Therefore, the $40.0 million received related to this combined unit of accounting is recognized as revenue ratably over the estimated performance period, which is estimated to continue through the fourth quarter of 2018. In May 2018, we amended the Sanofi Agreement to include additional activities under the early development plan and to modify the definition of one of the milestone payments. Pursuant to the amendment, we received a payment of $10.0 million in July 2018 for completing a major part of the Phase 1 trial in May 2018. Under ASC Subtopic 605-28, Milestone Method, the milestone is not deemed substantive, and therefore, the $10.0 million payment is recognized ratably over the remaining estimated performance period of the early development plan, which is estimated to continue through the fourth quarter of 2018. For the six months ended June 30, 2018, we recognized approximately $21.4 million in revenue related to the Sanofi Agreement. Deferred revenue related to the Sanofi Agreement was $38.1 million and $26.7 million at December 31, 2017 and June 30, 2018, respectively. Amounts for certain early development plan costs subject to reimbursement from Sanofi, recorded as a reduction of research and development expense, were $0.4 million for the six months ended June 30, 2018.

Under the amended Sanofi Agreement, we may receive development, regulatory and commercial milestones up to an aggregate of $765.0 million, as well as royalties up to the mid-teens. None of the future milestones are considered substantive milestones due to the fact that the achievement of the events underlying the payments predominantly relates to Sanofi’s performance. We have an option to fund a portion of Phase 3 development costs in return for, at Principia’s option, either a profit and loss sharing arrangement within the United States, or an additional worldwide royalty that would result in royalties up to the high-teens. Only the additional royalty option would be available if we are developing PRN1008 for major enumerated indications overseen by the FDA’s Division of Pulmonary, Allergy and Rheumatology Products or in certain changes of control involving Principia and certain Sanofi competitors. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis until the later of the date that all of our patent rights that claim a composition of matter of such product expire in such country, the date of expiration of regulatory exclusivity for such product in such country, or the date that is ten years from the first commercial sale of such product in such country.

AbbVie

In June 2017, we entered into the AbbVie Agreement related to the research and development of oral immunoproteasome inhibitors. Under the AbbVie Agreement, we and AbbVie will collaborate on the research and preclinical development of one or more oral immunoproteasome inhibitors with each company bearing its own costs. Following the expiration of the two-year research term (which can be extended by AbbVie for up to six months), AbbVie will become responsible, at its sole cost, for all further development and commercialization activities for each such compound.

In June 2017, we received an upfront payment of $15.0 million. Under the AbbVie Agreement, we may receive additional development, regulatory and commercial milestones of up to an aggregate of $667.5 million, as well as tiered royalties in the high single digits. Royalties are subject to specified reductions and are payable, on a product-by-product and country-by-country basis, until the later of (i) the date that all patent rights that claim a composition of matter of such product expire in such country, (ii) the date of expiration of regulatory exclusivity for such product in such country, or (iii) the date that is ten years from the first commercial sale of such product in such country.

Exclusivity obligations, which vary depending on the stage of development, apply to us and AbbVie with respect to research and development of certain other inhibitors of the immunoproteasome.

None of the future milestones are considered substantive milestones due to the fact that the achievement of the events underlying the payments predominantly relates to AbbVie’s performance. Under the AbbVie Agreement, our deliverables are (i) granting a license of rights to certain licensed compounds to develop and commercialize oral immunoproteasome inhibitors, (ii) transfer of technology (know-how) related to the oral immunoproteasome inhibitors program, and (iii) provide research and development services during the two-year research period, which can be extended for up to six months. We considered the provisions of the revenue recognition multiple-element arrangement guidance and concluded that the delivered license does not have standalone value at the inception of the arrangement due to our proprietary expertise with respect to the licensed compounds and related ongoing developmental participation under the AbbVie Agreement, which is required for AbbVie to fully realize the value from the licensed compound. Therefore, the $15.0 million received related to this combined unit of accounting is recognized as revenue ratably over the estimated performance period, which is estimated to continue through the fourth quarter of 2019. For the six months ended June 30, 2017 and 2018, we recognized approximately $0.4 million and $3.0 million, respectively, in revenue related to the AbbVie Agreement. Deferred revenue related to the AbbVie Agreement was $11.6 million and $8.6 million at December 31, 2017 and June 30, 2018, respectively.

University of California, San Francisco

In November 2009, we entered into a license agreement, or the First Agreement, with the Regents of the University of California, or the Regents, which was amended in October 2010, February 2011, and amended and restated in May 2012. In September 2011, we entered into a separate license agreement, or the Second Agreement, with Regents which was amended and restated in December 2013. We refer to the First Agreement and the Second Agreement together as the UC Agreements. Under the UC Agreements, the Regents have granted to us exclusive, worldwide licenses, with the right to grant sublicenses, under the Regents’ patent rights in certain patent applications to make, use, sell, offer for sale, and import products and services and practice methods covered by such patent applications in all fields of use.

We have paid the Regents license fees of $30,000 and $10,000 under the First Agreement and the Second Agreement, respectively, and we are required to pay the Regents annual license maintenance fees equal to $30,000 and $10,000 for the First Agreement and Second Agreement, respectively, prior to launching any licensed product. We may be obligated to make one-time regulatory and development milestone payments under the First Agreement or the Second Agreement, for future drug candidates. We are obligated to pay the Regents tiered royalty payments in the low single digits on net sales of the licensed products. The royalty is payable under the First Agreement or the Second Agreement, but not both. For licensed products under the First Agreement, we have to pay a minimum annual royalty payment of $50,000 beginning in the calendar year after the first commercial sale of a licensed product occurs. The royalties are subject to standard reductions and are payable until the patents upon which such royalties are based expire or are held invalid. The patents issuing under the First Agreement will expire between 2024 and 2030 and under the Second Agreement will expire in 2033, subject to any potential patent term extensions. Additionally, we are obligated to pay the Regents payments on non-royalty licensing revenue we receive from our sub-licensees for products covered by UC patents.

The UC Agreements require us to pay IPO milestone payments under each of the First Agreement and Second Agreement upon the closing of an IPO. As of June 30, 2018 and December 31, 2017, the amount of such payments, if any, cannot be reasonably estimated, and we have not recorded any accrued amounts relating to these potential payments.

Under the UC Agreements, we are required to diligently proceed with the development, manufacture, regulatory approval, and sale of licensed products which include obligations to meet certain development-stage milestones within specified periods of time and to market the resulting licensed products in sufficient quantity to meet market demand. We have the right and option to extend the date by which we must meet any milestone in one year extensions by paying an extension fee for second and subsequent extension, provided we can demonstrate we made diligent efforts to meet the milestone.

7. Commitments and Contingencies

Leases

Our corporate headquarters are located in South San Francisco, California, where we lease approximately 30,000 square feet of office, research and development, and laboratory space under an operating lease. This facility houses all our personnel. The lease agreement has been subject to several amendments necessary to secure additional space, sublease certain office and laboratory space and/or extend the lease term. The term for the lease expires on January 31, 2019.

In 2015, we entered into agreements to sublease certain office and laboratory space to two different subtenants. Pursuant to the sublease agreements, we received sublease payments of $79,000 for the six months ended June 30, 2017, which are recognized as an offset to rent expense. Both subleases were terminated during 2017. We recorded rent expense, net of sublease payments, of $0.8 million and $0.9 million for the six months ended June 30, 2017 and 2018, respectively.

Future minimum lease payments for operating leases at June 30, 2018 are as follows (in thousands):

Year ended December 31,
2018 (remaining six months)	$630
2019	105

Total	$735

In April 2018, we signed a new lease (the “April 2018 Lease Agreement”) for approximately 47,500 square feet of office, research and development and laboratory space with occupancy anticipated to commence on February 1, 2019 for a seven year period with an option to extend for another seven year period subject to certain conditions. Pursuant to the April 2018 Lease Agreement, we provided a letter of credit to the landlord for $567,000 which is recorded as long-term restricted cash at June 30, 2018. The April 2018 Lease Agreement allows for a landlord provided tenant improvement allowance of up to $7.1 million to be applied to the cost of construction of tenant improvements to the new leased premises. Any portion of the tenant improvement allowance not claimed or drawn by us prior to July 1, 2019 shall expire and shall no longer be available to us thereafter. Construction costs incurred will be recorded as a leasehold improvement with a corresponding lease incentive obligation, which is classified as a component of deferred rent. Amounts that will be reimbursed under the tenant improvement allowance will be recorded as deferred rent and amortized as a reduction to rent expense over the lease term. No tenant improvement costs have been incurred as of June 30, 2018.

The April 2018 Lease Agreement also provides an option through July 1, 2019 for us to use an additional tenant improvement allowance of up to $1.2 million to apply toward the costs of tenant improvements. Any additional tenant improvement allowance used in connection with this option will be amortized and added to monthly rent payments commencing on the date the tenant improvements are completed.

The following table summarizes our future minimum lease obligations under the April 2018 Lease Agreement (in thousands) at June 30, 2018:

Year ended December 31,
2018	$—
2019	2,076
2020	2,857
2021	2,957
2022	3,061
2023 and beyond	10,123

Total	$21,074

Indemnifications

We are required to recognize a liability for the fair value of any obligations we assume upon the issuance of a guarantee. We have certain agreements with licensors, licensees, collaborators and service providers that contain indemnification provisions. In such provisions, we typically agree to indemnify the licensor, licensee collaborator or service provider against certain types of third party claims. The maximum amount of the indemnifications is usually not limited. We accrue for known indemnification issues when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to indemnification issues for any periods presented.

We indemnify each of our officers and directors for certain events or occurrences, subject to certain limitations, while the officer or director is or was serving at our request in such capacity, as permitted under Delaware law and in accordance with our certificate of incorporation, our bylaws and certain indemnification agreements between us and each of our directors. The term of the indemnification period lasts as long as an officer or a director may be subject to any proceeding arising out of acts or omissions of such officer or director in such capacity. The maximum amount of potential future indemnification is unlimited; however, we currently hold director and officer liability insurance. This insurance allows the transfer of risk associated with our exposure and may enable us to recover a portion of any future amounts paid. We believe that the fair value of these indemnification obligations is minimal. Accordingly, we have not recognized any liabilities relating to these obligations for any period presented.

8. Debt Obligation

Convertible Note Financing

In August 2016, we entered into a Note and Warrant Purchase Agreement (the “Convertible Note Agreement”), as amended in September 2016 and March 2017, with certain of our existing investors. Under the Convertible Note Agreement, we agreed to issue up to an aggregate amount of $29.5 million in convertible notes (the “Notes”) and warrants. In August and September 2016, we issued Notes with an aggregate principal amount of $13.4 million maturing on March 31, 2017 with an annual interest rate of 8.0%. We also issued preferred stock warrants in connection with these Notes. In March and April 2017, we issued Notes with an aggregate principal amount of $8.1 million with an annual interest rate of 8.0% and extended the maturity date for all outstanding Notes to December 31, 2017.

At the time of issuance of the Notes in 2016 and 2017, we determined that a beneficial conversion feature existed based on the amount by which the fair value of the underlying shares of Series B-3 preferred stock exceeded the effective conversion rate of the Notes. An incremental debt discount of $0.5 million was recorded related to this beneficial conversion feature during the six months ended June 30, 2017.

Notes Redemption Features Liability

The Notes also had redemption features that were determined to be an embedded derivative requiring bifurcation and separate accounting. The fair value of the embedded derivative upon issuance was determined to be $3.4 million and $1.9 million for the Notes issued in 2016 and 2017, respectively, and was recognized as a debt discount and as a derivative liability on the condensed consolidated balance sheets. The embedded derivative associated with the Notes required re-measurement to fair value using Level 3 inputs while the Notes were outstanding at the end of each reporting period.

In December 2017, the holders of the Notes exercised their option to convert the Notes and accrued interest into Series B-3 convertible preferred stock (see Note 8, Convertible Preferred Stock). In connection with the conversion, we issued 17,882,302 shares of Series B-3 convertible preferred stock at $1.32 per share in a non-cash transaction and derecognized our convertible notes payable and related notes interest payable. Upon conversion, the fair value of the convertible notes redemption features liability was re-measured to zero.

Prior to the conversion, we determined the fair value of the convertible notes redemption features liability based on a lattice model that utilizes projected outcomes and the probability of those outcomes. The inputs used to determine the estimated fair value of the derivative instrument include the probability of an underlying event triggering the exercise of the redemption features and its timing. The fair value measurement was based upon significant inputs not observable in the market at each valuation date. The inputs included our evaluation of the likelihood of various settlement scenarios for the convertible notes, including the probabilities of (a) subsequent preferred stock sales at various price ranges, (b) the completion of an IPO, (c) a change in control of the company, (d) conversion of the Notes upon maturity, and (e) repayment of the notes upon maturity. The settlement scenarios that would have triggered payments under the redemption features included the conversion to a future round of financing at a discounted price and a change in control prior to the conversion or repayment of the Notes. The other scenarios would not have triggered payment under the redemption features.

Preferred Stock Warrant Liability

In connection with the issuance of the Notes, we issued warrants to purchase our capital stock. Upon conversion of the Notes into Series B-3 preferred stock on December 29, 2017, we determined the total number of shares underlying such warrants to be 1,526,520 shares of our capital stock at an exercise price of $0.99 per share. The warrants are exercisable upon issuance date and have a five-year term. The type of equity securities issuable upon exercise of the warrants is dependent on when the warrants are exercised. The estimated fair value of the warrants upon issuance, of $1.1 million, was based on an option pricing model. We recorded the fair value of the warrants at issuance as a debt discount and as a convertible preferred stock warrant liability. The debt discount was accreted using the effective interest method as additional interest expense over the term of the Notes. The estimated fair value of the warrants is subject to re-measurement at each reporting period. As of December 31, 2017 and June 30, 2018, the fair value of the outstanding warrants was $1.5 million and $2.1 million, respectively.

In September 2011, in connection with entering into a debt facility agreement, we issued warrants to purchase 45,000 shares of Series A convertible preferred stock at a price of $1.00 per share. The warrants have a 10-year term and a per share exercise price of $1.00 and can be exercised by paying cash or converted into the number of shares of convertible preferred stock equal in value to the intrinsic value of the warrants. There have been no warrants exercised to date and all warrants remain outstanding as of June 30, 2018. The estimated fair value of the warrants is subject to re-measurement at each balance sheet date. As of December 31, 2017 and June 30, 2018, the fair value of outstanding Series A warrants was $27,000 and $26,000, respectively. The following table summarizes the changes in the estimated fair value of our convertible preferred stock warrant liability related to Series A and Series B-3 warrants for the six months ended June 30, 2018 (in thousands):

Estimated Fair Value of Convertible Preferred Stock Warrant Liability
Balance at December 31, 2017	1,576
Change in estimated fair value of convertible preferred stock warrant liability included in other income, net	509

Balance at June 30, 2018	$2,085

The fair value of the preferred stock warrants was determined using a hybrid approach that takes into account the probability of IPO and non-IPO liquidity events. The non-IPO liquidity event scenario uses an option pricing model to allocate the total enterprise value to the various securities within our capital structure based on future expectations. The IPO scenario also uses an option pricing model to estimate the value of the warrant in the case of an IPO. The two OPM models’ inputs reflect assumptions that market participants would use in pricing the instrument in a current period transaction.

Interest expense

Interest expense of approximately $4.0 million was recognized during the six months ended June 30, 2017. Interest expense included $3.3 million of accretion of debt discounts related to the beneficial conversion features, the convertible notes redemption features liability and the convertible preferred stock warrant liability, and $0.8 million of accrued interest expense on the Notes which was converted into preferred stock in December 2017.

9. Convertible Preferred Stock

We have issued two classes of stock, convertible preferred stock and common stock. Convertible preferred stock is carried at issuance price, net of issuance costs. The carrying value of the preferred stock has not been adjusted to its redemption value due to the uncertainty of whether or when such redemption events would occur.

As of December 31, 2017 and June 30, 2018, convertible preferred stock consisted of the following (in thousands, except share amounts):

	Shares Authorized	Shares Issued and Outstanding	Liquidation Amount	Carrying Value
Series A	40,094,998	40,049,998	$40,050	$39,630
Series B-1	22,957,067	22,957,067	25,253	25,028
Series B-2	19,130,887	19,130,887	25,252	25,027
Series B-3	31,497,330	29,461,962	38,890	38,846

Total	113,680,282	111,599,914	$129,445	$128,531

10. Stock-Based Compensation

Equity Incentive Plan

In 2008, we adopted the 2008 Equity Incentive Plan (the “2008 Plan”) for eligible employees, officers, directors, advisors, and consultants. The plan provides for the grant of incentive and non-statutory stock options. The terms of the stock option agreements, including vesting requirements, are determined by the Board of Directors, subject to the provisions of the 2008 Plan. Options granted under the 2008 Plan generally vest within four years and vested options are exercisable from the vesting date and expire 10 years from the date of grant. The 2008 Plan allows for early exercise of certain options prior to vesting. Upon termination of employment, the unvested shares are subject to repurchase at the original exercise price. Vesting of certain employee options may be accelerated in the event of a change in control of the company.

Stock Option Activity

The following table summarizes our stock option activity under the 2008 Plan (in thousands):

	Options Available for Grant	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(years)	(in thousands)
Balance at December 31, 2017	4,568,437	17,454,289	$0.50	7.64	$5,213
Options granted	(2,259,465)	2,259,465	$1.09
Options forfeited	59,259	(59,259)	$0.65
Options exercised	—	(991,135)	$0.45
Options repurchased	—	—

Balance at June 30, 2018	2,368,231	18,663,360	$0.57	7.51	$8,166

Vested and expected to vest		18,663,360	$0.57	7.51	$8,166
Exercisable as of June 30, 2018		18,663,360	$0.57	7.51	$8,166

The weighted-average fair values of stock options granted during each of the six months ended June 30, 2017 and 2018 were $0.35 and $0.70 per share, respectively.

At December 31, 2017 and June 30, 2018, 37,664 shares and 198,335 shares, respectively, were subject to repurchase by us at the original exercise price in the event that the optionee’s employment is terminated either voluntarily or involuntarily. We classify cash received from the exercise of unvested options as a short term liability. Liabilities related to the early exercise of stock options were $13,000 and $152,000 as of December 31, 2017 and June 30, 2018, respectively, and were included in accrued liabilities on the condensed consolidated balance sheets. Amounts from liabilities are reclassified into common stock and additional paid-in capital as the shares vest, which is generally over 48 months.

Common shares are presented as outstanding on our condensed consolidated balance sheets and consolidated statements of changes in convertible preferred stock and stockholders’ deficit as the shares vest and the underlying right of repurchase lapses.

Stock Options Granted to Employees

Employee stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense, net of forfeitures, over the requisite service period, which is generally the vesting period of the respective award. Employee stock-based compensation expense includes expenses related to options granted to employees and non-employee directors.

The following table summarizes stock-based compensation expense for options granted to employees and non-employee directors (in thousands):

	Six Months Ended June 30,
	2017	2018
Research and development	$187	$341
General and administrative	252	392

Total	$439	$733

As of June 30, 2018, there was approximately $4.3 million of unamortized compensation cost related to stock option awards that is expected to be recognized as expense over a weighted-average period of approximately 3.2 years. The weighted-average remaining contractual term of options outstanding at June 30, 2018, is 7.5 years.

Stock Options Granted to Outside Consultants

During the six months ended June 30, 2017 and 2018, there were no stock options granted to outside consultants. Stock-based compensation expense related to outside consultants was not material for all periods presented.

Valuation Assumptions

We use the Black-Scholes valuation model to estimate fair value of stock options at the grant date. The Black-Scholes valuation model requires us to make certain estimates and assumptions, including assumptions related to the expected term, expected volatility, risk-free interest rate, and the expected dividend yield for our stock.

The fair values for the stock options granted to employees and non-employee directors were estimated at the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions:

Six Months Ended June 30,
	2017	2018
Risk-free interest rate	1.92% - 2.10%	2.73% - 2.80%
Expected term (years)	5.77 - 6.06	5.65 - 6.08
Expected volatility	81.57% - 85.32%	83.05% - 84.45%
Dividend yield	— %	— %

The valuation assumptions were determined as follows:

•

Risk-free interest rate—We base the risk-free interest rate on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period corresponding with the expected option term.

•

Expected term—The expected term of options represents the period of time options are expected to be outstanding. The expected term of the options granted is derived using the “simplified” method (that is, estimating the expected term as the mid-point between the vesting date and the end of the contractual term for each option). We use the simplified method because we do not have sufficient historical option exercise data to provide a reasonable basis upon which to estimate the expected term.

•	Expected volatility—The expected volatility used is based on historical volatilities of similar entities within our industry for periods corresponding with our expected term assumption.

•

Expected dividend yield—Historically, we have never paid dividends on our common stock and do not expect to pay a dividend in the foreseeable future. Therefore, we used an expected dividend yield of zero.

During each of the six months ended June 30, 2017 and 2018, the total fair value of stock options vested was approximately $0.5 million.

No income tax benefit has been recognized related to stock-based compensation expense, and no tax benefits have been realized from exercised stock options.

11. Net Income (Loss) per Share

Net income is allocated between our common stock and other participating securities based on their participation rights. Our preferred stock (see Note 9) represents participating securities. Additionally, during the periods in which we have net income, the diluted net income per share has been computed using the weighted average number of shares of common stock outstanding and other dilutive securities. For the periods presented with a net loss herein, the computation of basic earnings per share using the two-class method is not applicable as the participating securities do not have contractual rights and obligations to share in the losses of the Company.

The following table presents a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations and the calculation of basic and diluted net income (loss) per share (in thousands, except share and per share data):

	Six Months Ended June 30,
	2017	2018
Numerator
Net income (loss)	$(18,742)	$2,107
Allocation of undistributed earnings to participating securities	—	(2,107)

Net income (loss) attributable to common stockholders	(18,742)	—
Denominator
Weighted-average common shares outstanding, basic	4,880,401	5,960,223
Effect of dilutive shares:	—	7,743,617

Weighted-average shares outstanding used in per share calculation, diluted	4,880,401	13,703,840

Net income (loss) per share, basic	$(3.84)	$—

Net income (loss) per share, diluted	$(3.84)	$—

In accordance with ASC 260-10-45-65, Earnings Per Share, undistributed earnings for a period will be allocated to a participating security based on the contractual participation rights of the security. Holders of preferred stock are entitled to receive dividends at certain given dividend rates per the articles of incorporation.

After allocating the undistributed earnings according to dividend rates, for the six months ended June 30, 2018, there is no net income attributable to common stockholders.

The following outstanding shares of common stock equivalents were excluded in the computation of diluted net income (loss) per share attributable to common stockholders, because their effect would have been antidilutive for the periods presented.

	Six Months Ended June 30,
	2017	2018
Series A-1 convertible preferred stock	40,049,998	—
Series B-1 convertible preferred stock	22,957,067	—
Series B-2 convertible preferred stock	19,130,887	—
Series B-3 convertible preferred stock	11,579,660	—
Warrants to purchase capital stock	45,000	1,571,520
Common stock options issued and outstanding	13,930,435	10,919,743
Early exercised common stock subject to future vesting	149,342	—

Total	107,842,389	12,491,263

Unaudited Pro Forma Basic and Diluted Net Income Per Share

The unaudited pro forma basic and diluted net income per share for the six months ended June 30, 2018, as set forth in the table below (in thousands, except per share and per share data), gives effect to the conversion of all shares of convertible preferred stock upon the closing of the planned IPO by treating all shares of convertible preferred stock as if they had been converted to common stock at the beginning of the earliest period presented, or the date of the original issuance, if later. Shares to be sold in the planned IPO are excluded from the unaudited pro forma basic and diluted net loss per share calculation.

Six Months Ended June 30, 2018
Numerator
Net income	$2,107
Pro forma adjustment to reflect change in fair value of convertible preferred stock warrant liability	509

Pro forma net income	$2,616

Denominator
Weighted-average shares outstanding, basic	5,960,223
Weighted-average shares used to calculate net income per share, diluted	13,703,840
Pro forma adjustment to reflect assumed conversion of preferred stock	111,599,914
Shares used to compute pro forma net income per share, basic	117,560,137
Shares used to compute pro forma net income per share, diluted	125,303,754
Pro forma net income per share, basic	$0.02

Pro forma net income per share, diluted	$0.02

12. Income Taxes

We did not record a provision for income taxes for the six months ended June 30, 2018, because all of our taxable income will be fully offset by net operating losses generated in prior years. In addition, the deferred tax assets continue to be subject to a full valuation allowance.

13. Subsequent Events

In August 2018, we received a $5.0 million payment from Sanofi for the successful completion of preclinical toxicology studies for PRN2246 in July 2018.

In August 2018, we sold 31,563,650 shares of Series C convertible preferred stock at a price of $1.5841 per share for net proceeds of $49.7 million. In connection with this financing, we amended and restated our certificate of incorporation to (i) reflect an increase in the number of authorized shares of common stock from 141,432,765 to 179,913,069 shares, (ii) reflect an increase in authorized shares of preferred stock from 113,680,282 to 144,735,098 shares, of which 31,563,650 shares are designated as Series C convertible preferred stock, (iii) set forth the rights, preferences and privileges of the Series C convertible preferred stock, (iv) establish that the holders of Series C preferred stock are entitled to receive dividends, if and when declared by the Board of Directors, at the rate of $0.1267 per share per annum, and (v) establish the Series C original issuance price at $1.5841 per share, both subject to adjustment in the event of a stock split, stock dividends, combinations, subdivision, or recapitalization.

            Shares

Principia Biopharma Inc.

Common Stock

BofA Merrill Lynch

Leerink Partners

Wells Fargo Securities

Baird

Through and including                     , 2018 (the 25th day after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Unless otherwise indicated, all references to “Principia Biopharma,” the “company,” “we,” “our,” “us” or similar terms refer to Principia Biopharma Inc. and its subsidiaries.

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the exchange listing fee.

SEC registration fee		$10,738
FINRA filing fee			*
Nasdaq listing fee			*
Printing and engraving expenses			*
Legal fees and expenses			*
Accounting fees and expenses			*
Custodian transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee, or agent of Principia Biopharma Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of Principia Biopharma Inc. At present, there is no pending litigation or proceeding involving a director or officer of Principia Biopharma Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities.

The following sets forth information regarding all unregistered securities sold since January 1, 2015:

Preferred Stock Issuances

(a)

In July 2015, we sold an aggregate of 11,579,660 shares of our Series B-3 convertible preferred stock at a purchase price of $1.32 per share for an aggregate purchase price of approximately $15.3 million.

(b)

In August, September and October 2016, we issued convertible promissory notes, or the Notes, to certain existing investors for an aggregate principal amount of approximately $13.4 million and warrants to purchase shares of our Series B-3 convertible preferred stock at a purchase price discounted from the price at which the Notes convert into equity securities.

(c)	In March and April 2017, we issued additional Notes to certain existing investors for an aggregate principal amount of approximately $8.1 million.

(d)	In December 2017, we issued 17,882,302 shares of our Series B-3 convertible preferred stock upon conversion of the Notes.

In August 2018, we sold an aggregate of 31,563,650 shares of our Series C convertible preferred stock at a purchse price of $1.5841 per share for an aggregate purchase price of approximately $50.0 million.

Option and Common Stock Issuances

(a)

From January 1, 2015 to date, we granted stock options to purchase an aggregate of 12,791,638 shares of common stock to our directors, officers, employees and consultants pursuant to our 2008 Equity Incentive Plan with exercise prices ranging from $0.50 to $1.20 per share.

(b)

From January 1, 2015 to date, we issued and sold to our directors, officers, employees and consultants an aggregate of 3,530,192 shares of common stock upon the exercise of options under our 2008 Equity Incentive Plan at exercise prices ranging from $0.07 to $0.80 per share, for an aggregate amount of approximately $1,526,188.52.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits.

See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1	Restated Certificate of Incorporation of Principia Biopharma Inc., as currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of Principia Biopharma Inc., to be in effect on the closing of the offering.

3.3	Bylaws of Principia Biopharma Inc., as currently in effect.

3.4*	Form of Amended and Restated Bylaws of Principia Biopharma Inc., to be in effect on the closing of the offering.

4.1	Form of Common Stock certificate.

4.2	Form of Warrant to Purchase Stock

4.3	Warrant to Purchase Stock, by and between the Company and Silicon Valley Bank, dated as of September 19, 2011.

5.1*	Opinion of Cooley LLP.

10.1	Amended and Restated Investors’ Rights Agreement, dated August 16, 2018.

10.2+	Principia Biopharma Inc. Amended and Restated 2008 Equity Incentive Plan.

10.3+	Forms of grant notice, stock option agreement and notice of exercise under the Principia Biopharma Inc. 2008 Equity Incentive Plan.

10.4+*	Principia Biopharma Inc. 2018 Equity Incentive Plan, to be in effect on the closing of this offering.

10.5+*	Forms of grant notice, stock option agreement and notice of exercise under the Principia Biopharma Inc. 2018 Equity Incentive Plan, to be in effect on the closing of this offering.

10.6+*	Forms of restricted stock unit grant notice and award agreement under the Principia Biopharma Inc. 2018 Equity Incentive Plan, to be in effect on the closing of this offering.

10.7+*	Principia Biopharma Inc. 2018 Employee Stock Purchase Plan.

10.8+*	Form of Indemnification Agreement entered into by and between Principia Biopharma Inc. and each director and executive officer.

10.9+*	Offer of Employment, by and between Principia Biopharma Inc. and Martin Babler, dated as of .

10.10+*	Offer of Employment, by and between Principia Biopharma Inc. and Chris Chai, dated as of .

10.11+*	Offer of Employment, by and between Principia Biopharma Inc. and Stefani Wolff, dated as of .

10.12#	Development and License Agreement, by and between the Company and AbbVie Technology Limited, dated as of June 9, 2017.

10.13#	License Agreement, by and between the Company and Genzyme Corporation, dated as of November 8, 2017 as amended by that certain First Amendment to License Agreement, dated as of May 24, 2018.

10.14#	Amended and Restated Exclusive License Agreement, by and between the Company and The Regents of the University of California, dated as of May 31, 2012.

10.15#	Amended and Restated Exclusive License Agreement, by and between the Company and The Regents of the University of California, dated as of December 5, 2013.

Exhibit Number	Description

10.16#	Lease Agreement, by and between the Company and Are-East Jamie Court, LLC, dated as of May 1, 2011, as amended by that certain First Amendment to Lease, dated as of December 1, 2011, as further amended by that certain Second Amendment to Lease, dated as of July 28, 2014, as further amended by that certain Fourth Amendment to Lease dated as of December 29, 2016.

10.17#	Lease Agreement, by and between Are-East Jamie Court LLC and Sequenta, Inc., dated as of February 11, 2011, as amended by that certain First Amendment to Lease Agreement, dated January 12, 2012, as further amended by that certain Second Amendment to Lease Agreement, dated February 25, 2013, and as further amended by that certain Third Amendment to Lease Agreement, dated November 14, 2014, as assigned by that certain Assignment and Assumption of Lease Agreement, by and between the Company and Sequenta LLC, dated as of April 30, 2015.

10.18#	Lease, by and between Britannia Pointe Grand Limited Partnership and the Company, dated as of April 23, 2018.

21.1	List of Subsidiaries of Principia Biopharma Inc.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on page II-6).

*	To be filed by amendment.
+	Indicates management contract or compensatory plan.
#	Confidential treatment has been requested for portions of this exhibit.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in South San Francisco, California on August 17, 2018.

PRINCIPIA BIOPHARMA INC.

By:	/s/ Martin Babler
Name:	Martin Babler
Title:	Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoint Martin Babler, Christopher Chai and Roy Hardiman, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Martin Babler Martin Babler	Chief Executive Officer and Director (Principal Executive Officer)	August 17, 2018

/s/ Christopher Y. Chai Christopher Y. Chai	Chief Financial Officer (Principal Financial and Accounting Officer)	August 17, 2018

/s/ Alan B. Colowick Alan B. Colowick	Director and Executive Chairman	August 17, 2018

/s/ Srinivas Akkaraju Srinivas Akkaraju	Director	August 17, 2018

/s/ Dan Becker Dan Becker	Director	August 17, 2018

/s/ Simeon George Simeon George	Director	August 17, 2018

Signature	Title	Date

/s/ Lewis J. Shuster Lewis J. Shuster	Director	August 17, 2018

/s/ Peter Thompson Peter Thompson	Director	August 17, 2018

/s/ Nassim Usman Nassim Usman	Director	August 17, 2018